Form 10-K, Exhibit 13
SUPERIOR INDUSTRIES INTERNATIONAL INC
filed 1995-03-31
CIK 95552

                                                               EXHIBIT 13.1



Superior
INDUSTRIES INTERNATIONAL, INC.
1994 ANNUAL REPORT

Superior Industries International, Inc. is the world's largest manufacturer of cast aluminum wheels and a leading manufacturer of automotive accessory products for the aftermarket with approximately 4,500 employees and eight manufacturing plants throughout the United States, Puerto Rico and in Mexico.


[CAPTION]
[POISED FOR CONTINUED GROWTH]


       Recognized for its advanced technology; quality, competitively priced products; and management depth and foresight; the Company's growth record, financial performance, and outlook are outstanding.

       Established in 1957, Superior built upon its expertise in the automotive aftermarket and entered into the original equipment manufacturer (OEM) market in the early 1970s with its first aluminum wheel order from Ford. Today, the Company is the world's largest manufacturer of automotive aluminum wheels with a market share of over 40 percent in North America, recording sales of over $455 million in 1994. Superior enjoys strong relationships with Ford and General Motors as their largest and highest-rated supplier.

       Superior's extraordinary achievements in the domestic OEM market provided the foundation for a dynamic growth strategy that has enabled the Company to successfully expand its core business internationally.

[SUPERIOR LOGO]

       In 1990, the Company first entered into the Japanese market and rapidly expanded its business with Japanese OEMs, supplying wheels to Toyota, Mazda, Nissan, and Isuzu. The Company initiated its expansion into Latin America in 1993 with the construction of a new state-of-the-art plant in Mexico, selling the plant's first phase to OEMs in Mexico for domestic supply and export, and renewing opportunities with Chrysler through its business with Chrysler de Mexico. Most recently, Superior penetrated the European marketplace with new contracts from Jaguar Cars Ltd. and BMW, and has announced plans for a new joint venture to build aluminum wheels in Europe. The Company looks forward to expanding its opportunities as it continues to strengthen its relationships with customers and develop new technology for future growth markets.

       Throughout its history, Superior has met each new challenge with propitious timing, expertise and financial integrity. The Company has grown from its modest beginnings to an internationally recognized corporation positioned to continue to capitalize on new opportunities created by today's domestic and tomorrow's global markets.

FINANCIAL
HIGHLIGHTS


(In thousands except share data)
Years Ended December 31,                    1994        1993        1992        1991       1990
-----------------------------------------------------------------------------------------------
INCOME STATEMENT
Net Sales                               $456,638    $393,033    $325,314    $273,490   $267,641
Gross Profit                             111,368      91,464      61,942      45,306     44,597
Net Income                                56,315      45,177      28,596      18,220     12,319(A)
-----------------------------------------------------------------------------------------------

BALANCE SHEET
Current Assets                          $160,771    $141,219    $134,158    $146,603   $121,492
Current Liabilities                      106,923      75,991      63,296      91,870     70,233
Working Capital                           53,848      65,228      70,862      54,733     51,259
Total Assets                             357,683     310,123     267,198     271,001    234,440
Long-Term Debt, Net                       23,075      34,004      44,073      53,320     63,191
Shareholders' Equity                     200,182     176,869     136,747     103,992     85,960
-----------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Current Ratio                              1.5:1       1.9:1       2.1:1       1.6:1      1.7:1
Long-Term Debt/Total Capitalization         10.3%       16.1%       24.4%       33.9%      42.4%
Return on Average Shareholders' Equity      29.9%       28.8%       23.8%       19.2%      15.1%
-----------------------------------------------------------------------------------------------
SHARE DATA
Earnings                                $   1.85    $   1.47    $    .94    $    .63   $    .43
Shareholders' Equity at Year-End            6.76        5.88        4.56        3.59       3.01
Dividends                                    .17         .11         .10         .09        .08
-----------------------------------------------------------------------------------------------

(A) Includes $3,197 unusual charge, net of tax ($.11 per share), for realignment of production facilities and discontinuation of certain aftermarket product lines.


        Three graphs depicting the increasing trend of Net Sales, Net Income and Shareholders' Equity for the years 1988-1994, inclusive.


(In millions)           1988       1989    1990    1991    1992    1993    1994
--------------------------------------------------------------------------------
Net Sales               $200.2     $246.1  $267.6  $273.5  $325.3  $393.0  $456.6
Net Income              $ 13.1     $ 16.2  $ 15.5  $ 18.2  $ 28.6  $ 45.2  $ 56.3
Shareholders' Equity    $ 64.4     $ 77.0  $ 86.0  $104.0  $136.7  $176.9  $200.2



TO OUR SHAREHOLDERS

We believe that Superior, more than at any time in its successful history, is poised for continued growth. We have carefully diversified and expanded into new geographical markets which is important in enhancing the intrinsic value, integrity, and outlook of Superior.

Superior has a solid foundation with its long-term relationships with customers, manufacturing expertise and financial stability when expanding into new markets. Building upon this foundation, we have been successful at seeking and cultivating opportunities in new products and international markets.

[Photograph/Caption
Louis L. Borick,
President and Chairman
of the Board]


DOMESTIC AND INTERNATIONAL OPPORTUNITIES

Over the past several years, we have begun to seek new opportunities for the growth of our Company. We have increased our core OEM business by building several new cast aluminum wheel facilities, including our latest state-of-the-art facility in Chihuahua, Mexico and by expanding our Fayetteville, Arkansas plant. We have entered new markets with the construction of our new state-of-the-art chrome-plating facility in Fayetteville; the construction of a future plant in Europe where, in a joint venture with Otto Fuchs Metallwerke, a well-known German manufacturer, we will employ our low pressure casting techniques along with a new lightweight forging process; and the joint development project for manufacturing cast aluminum wheels for heavier trucks with Aluminum Company of America (ALCOA).

     We carefully cultivated these opportunities and believe they will yield financial results of continued earnings performance and gains for the Company in years to come.

     We are very pleased to report the completion of the initial phase of construction and first shipment of aluminum wheels from our new Chihuahua, Mexico plant last year. The second phase, increasing the plant's capacity to over one million wheels annually, has begun six months ahead of schedule and will be completed in 1995. The Mexico plant has received orders from General Motors and Ford as well as Chrysler de Mexico, the beginning of a renewed relationship with Chrysler.

     The first phase of our Fayetteville plant expansion was completed in 1994, more than doubling our manufacturing capacity there to 2.7 million wheels annually. Capacity will be increased to 3.7 million wheels annually and add $150 million to our sales with the completion of the second phase of expansion this year.

     We also completed our first phase of construction on our fully automated chrome-plating facility last year and began limited shipping of chrome-plated wheels. This is a new product line and growth opportunity that could add over $100 million in additional annual sales over the next three years.

     Our efforts abroad have resulted in a multi-year contract by Jaguar Cars, Ltd. for painted and chrome-plated aluminum wheels and a contract from BMW (Bayerische Motoren Werke) to supply wheels for its two-seat roadster beginning with the 1996 model year. These contracts represent our initial relationships with European car makers.

     The European market for aluminum wheels is an outstanding growth opportunity for our Company. We believe it makes sense to build a factory in a country like Hungary which has low labor costs along with a European partner to give us a head start on our sales relationships. To that end, we will form a joint venture with Otto Fuchs Metallwerke, a well-known German manufacturer with sales of over $1.2 billion, building a factory to manufacture aluminum wheels for the European automotive market. Otto Fuchs' lightweight forging process coupled with our technological expertise will provide significant sales opportunities for the venture which will supply the lightest weight wheels available.

[Photograph/Caption
Left to Right:
Raymond C. Brown
Senior Vice President

Louis L. Borick
President

R. Jeffrey Ornstein
Vice President & CFO

James M. Ferguson
Vice President, OEM Marketing Group]

     By applying the same techniques to manufacturing cast aluminum wheels for heavier trucks through the joint development project with ALCOA, we have developed a new market and created the opportunity for a joint venture which could result in another $100 million of business each year by the time the operation matures.

     While production levels remained high in 1994 as domestic vehicle sales continued to increase over 1993 levels, our geographic expansion and product diversification will strengthen our ability to weather the cyclical nature of the automotive market and economic conditions in the U.S. and abroad.

FINANCIAL GROWTH

     In 1994, we showed significant increases in both our sales and net income. Net sales climbed 16.2 percent over 1993 to over $456 million while net income rose 24.7 percent to a record $56.3 million or $1.85 per share.

     Last year, we increased our quarterly cash dividend to a rate of $.045 per share, representing a 50 percent increase in the Company's cash dividend and the eleventh consecutive year of cash dividend increases for Superior stockholders.

[Photograph/Caption
Superior's chrome-
plated wheels for the 1995
Jaguar sedan]

     Our record financial results not only reflect a robust automotive market, but our ability to gain a greater share of the expanding cast aluminum wheel market.

     Due to numerous programs with Japanese OEMs, our business in Japan has increased and will continue to expand. In 1994, we started production on several new programs awarded by Japanese OEMs the previous year, representing a 350% increase in unit sales over 1993.

     Our aftermarket division continues to grow with increasing demand for our new chrome-plated and aluminum custom road wheels. We were particularly pleased to announce the largest single order for our aftermarket Sport Grip(R) steering wheel cover last year, valued at $1.4 million. Introduced over 27 years ago with over 100 million units shipped to date, the order demonstrates the continuing popularity of this product line.


OUTLOOK

We enter 1995 with outstanding financial strength and outlook. Most of the capital expenditures for our expansion projects are behind us now. Our core business will continue to expand along with growth in the North American automotive industry. We have also seen a substantial increase in demand for chrome wheels and are ramping up production at our new chrome-plating facility.

     Japan's economy is strengthening and sales growth in its automotive market
will only increase.   As a very strong competitor in Japan, we anticipate the
Japanese market will become the fastest growing part of our business, accounting for ten percent of our business in three to five years. As a low cost U.S. manufacturer, particularly given the recent weakness of the U.S. dollar, we continue to obtain business for worldwide markets.

     Our operations in Mexico will be at full capacity as exports to South America and the U.S. increase. We've penetrated into the dynamic European automotive market and plans to expand our manufacturing operations in Europe are under way.

[Photograph/Captions
Top:
Superior's aluminum
wheels complement the
styling of the luxurious
Lincoln Mark VIII

Bottom:
Extensive usage of
Superior wheels on
General Motors
light trucks]

     Our management is dedicated to the success of the Company's geographical and diversified growth strategy that has made Superior not only the world's largest manufacturer of cast aluminum wheels, but also a company that delivers consistent year-to-year earnings performance and gains. Our management team has done an excellent job at operating our existing business, developing new technology, controlling expenditures, improving manufacturing efficiencies and increasing plant utilization. Last year we reorganized the Midwest Group to better serve our customers and are pleased to announce John Knott as our new Vice President of Manufacturing. The depth of field and strength of our management in responding to customer needs truly distinguishes Superior as a leader in today's competitive marketplace.

     It is with great sadness I report the passing of two of our directors, Frank L. Bryant and James J. McMorrow, two very dear friends who served on our Board for many years. V. Bond Evans, former President of Alumax, a multi-billion dollar aluminum company, joined our Board late in the year. I am pleased to have someone of Bond's talents to assist in building our Company into the future.

     We thank you for sharing in our optimism, continued interest and support and look forward to serving our customers, shareholders and particularly our employees in the future.



/s/ Louis L. Borick
-------------------
Louis L. Borick
President and Chairman of the Board

Superior's sales of OEM aluminum wheels have remained on a steady rise since its first order from Ford Motor Company back in 1974, and last year was no exception. 1994 brought continued growth in cast aluminum wheel sales and domestic market share. But more importantly, it marked the company's penetration into the European marketplace, once again establishing Superior as the market leader in cast aluminum wheels.

ORIGINAL EQUIPMENT MARKET

DOMESTIC MARKET SHARE GAINS

Overall, Superior's OEM sales grew over 15 percent from 1993 due to the cyclical rebound in North American automotive production, increased installation of cast aluminum wheels, and the company's ability to gain market share. Superior, which already supplies approximately 50 percent of Ford Motor Company's and 40 percent of General Motors' aluminum wheel requirements, continues to strengthen its long-term customer relationships.

AWARDED FORD'S "FULL SERVICE" SUPPLIER

A significant indication of Ford's relationship with Superior was when the company was awarded the "full service" supplier status last year. This enhanced position with Ford represents an integral relationship involving Superior's engineering, design capabilities and program management skills. Superior's program managers have now taken on additional responsibilities that include interfacing with other system-related component suppliers and managing the program from concept to completion. Superior was the first chassis component supplier and the only wheel manufacturer to attain this position, a relationship that will only further business with Ford.

     Last year, Superior was awarded new tooling orders and started shipping wheels for Ford's Escort and Mercury Tracer models. Ford also awarded Superior with its first low-pressure cast aluminum one-piece mini-spare program for both the Ford Escort and Mercury Tracer.

INCREASED BUSINESS WITH GM

Superior saw continuing increases in its business with General Motors in 1994. Superior was awarded additional tooling orders and began shipping wheels for General Motors' full size pick-up trucks and sport utility vehicles marketed by both Chevrolet and GMC truck divisions. These additional tooling orders demonstrate General Motors' confidence in Superior for quality and on-time delivery. Superior has maintained an excellent record and will continue to strengthen its relationship with General Motors.

CHROME-PLATED FACILITY COMPLETED

A substantial rise in demand for chrome wheels was evident last year with increasing orders by OEM customers. Superior completed construction on its new OEM aluminum wheel chrome-plating facility in Fayetteville, designed to ultimately plate 35,000 wheels per week, and is gearing up its operations for 1995 to serve this growing market.

DEVELOPMENT OF NEW PRODUCTS

Superior is also exploring other new product areas. With the collaboration of ALCOA, Superior continued its work on developing a line of cast aluminum wheels for commercial trucks and buses. When completed, the development project may lead to a joint venture that could ultimately produce annual revenues of $100 million.

(Continued on page 8)

AUTOMOTIVE OEM INDUSTRY

The original equipment auto industry is highly competitive, technologically driven, and particularly vulnerable to economic conditions. Despite the cyclical nature of the automotive industry, Superior's consistent growth record, financial performance, and position as the market leader underscore the company's intrinsic value and growth potential.

DOMESTIC AUTOMOTIVE PRODUCTION

Two factors to consider are the North American automotive production and installation of cast aluminum wheels which accounts for over 90% of Superior's business. The domestic market is growing due to the cyclical rebound in North American automotive production. Sales of new cars and trucks totaled over 15 million units last year, up about 9% from 1993. Total vehicle demand is expected to rise about 4% in 1995 and another 3% in 1996. Sales of light trucks are outpacing those of automobiles -- a positive trend for Superior since aluminum wheels are found on a higher percentage of light trucks.

INSTALLATION OF CAST ALUMINUM WHEELS

The installation of cast aluminum wheels has steadily gained market share, from 4% in 1980 to its current level of over 40%. Most industry experts concur further gains lie ahead (with installation rates expected to rise to 60% over the next five years) due to several factors: styling -- which appeals to consumers and auto designers; reduced weight -- which enhances fuel economy and facilitates OEM's effort to comply with Corporate Average Fuel Economy (CAFE) standards; and improved handling due -- to weight savings to suspension areas and more exact manufacturing specifications.

SUPERIOR: IN A CLASS OF ITS OWN

As the major supplier to Ford and GM, Superior is positioned to take advantage of the forthcoming growth in aluminum wheel demand in North America. While the rapid increase in aluminum wheel usage accounts for much of Superior's revenues, the company's simultaneous growth in market share demonstrates its position as the industry's leader.

     Superior has continually met the stringent quality, price, and service standards of the OEM market. It has been at the forefront of high technological engineering -- pioneering and setting the standard in the industry for manufacturing aluminum wheels. The company continually improves methods of operation in all its plants, refining its manufacturing efficiencies to respond to customer's expectations for pricing concessions and cost improvements. All of Superior's domestic facilities have been awarded top quality ratings by Ford and GM -- a distinction unmatched by any other OEM wheel manufacturer. Clearly, Superior is the undisputed market leader and the gap between its competition continues to widen as the company becomes a significant player in the international arena, strengthening its presence in Japan and developing markets in Latin America and Europe.

[Photograph/Caption
Robotics are
extensively used
in the machining
operations]

(Continued from page 6)

     Moreover, Superior is benefiting from the superb international growth opportunities in Japan, Mexico and Europe. The company has already established itself as a very strong competitor in the Japanese market and continues to reinforce its presence there.

JAPANESE OEM SALES REMAIN STRONG

Due to the many significant programs awarded to Superior in 1993, the company started production on seven new programs for the Japanese OEMs last year. Despite Japan's recession, unit sales rose 350 percent in 1994. Superior looks to strong sales growth in Japan with the rebound of Japan's economy and as Japanese OEMs continue to build cars for export to the rest of the world.

STRONG START-UP FOR MEXICO PLANT

Superior is also expanding its market in Latin America with the completion of the first phase of its Chihuahua, Mexico plant. The company received orders from General Motors and Ford as well as its first wheel order from Chrysler de Mexico last year, representing a good start-up for Superior and the beginning of a renewed relationship with Chrysler.

[Photograph/Caption
Conveyorized
transfer of wheels
after casting operations]

     Superior expects a major portion of the plant's production will be slated for export to auto manufacturers throughout the world who will benefit by foreign export credits. Based on additional export opportunities and expansion of Mexico's domestic market, Superior's outlook for growth in Latin America is bullish.

SIGNIFICANT RELATIONSHIPS WITH EUROPEAN OEMS

Superior has positioned itself to benefit from the eventual economic upturn in Europe, as well as the changing demands of European auto manufacturers that are preparing to meet the challenges of a unified and open market economy in Europe.

     The first relationship with a European auto manufacturer was established in 1993 when Superior was awarded a multi-year contract by Jaguar Cars, Ltd. to supply painted and chrome-plated aluminum wheels starting with the Jaguar 1995 model year.

     In 1994, Superior finalized its contract with BMW to supply wheels for its two-seat roadster beginning with the 1996 model year. The company will begin shipping wheels this year to BMW's new plant in South Carolina where the vehicles will be manufactured for the North American market and export worldwide.

[Photograph/Caption
Otto Fuchs' plant in
Meinerzhagen, Germany.]

[Photograph/Caption
During a press conference
Dr. Hans Tepohl, Dr.
Gunter Scheipermeier,
Louis L. Borick and Dr.
Reinhard Fleer announced
the planned German-
American joint venture between
Superior Industries and
Otto Fuchs.]


NEW EUROPEAN JOINT
VENTURE AND PLANT

Most recently, the company has taken a critical step in its long-term strategy to diversify and expand globally. Superior has established a new joint venture with Otto Fuchs Metallwerke, a well-known German manufacturer with excellent sales relationships in the European automotive market. The joint venture involves the construction of a new plant in Hungary where Superior will combine its technological expertise with Otto Fuchs' lightweight forging process to manufacture the lightest weight aluminum wheel available. Superior's new manufacturing facility and partnership with an established European OEM supplier will reinforce the company as an internationally recognized corporation with outstanding growth opportunities.

Superior not only has robust growth potential but it also is one of the best-managed operations in the automotive OEM industry. Management's depth of expertise and foresight have transformed Superior from a small aftermarket supplier into North America's aluminum wheel market share leader.

ENGINEERING & MANUFACTURING

     In 1994, Superior was named "Worldwide Supplier of the Year 1993," one of the elite 171 suppliers selected from a total of 30,000 companies by General Motors for exceeding specific performance standards in quality, service and price.

     The company has received Ford's Q1 and GM's Mark of Excellence awards, an accomplishment unmatched by any of its competitors. The company was also the first and one of only two wheel suppliers to earn GM's Mark of Excellence award for excellence in all five categories (quality, cost, delivery, technology and management) at one time.

THE LEADER IN TECHNOLOGICAL INNOVATIONS

To reach this level of excellence, Superior has been at the forefront of the industry in the development and implementation of new technologies to continually exceed previous standards and customer expectations. Superior developed and produced the casting technology that provided the best precision in manufacturing aluminum wheels. State-of-the-art paint room robots were later implemented for thorough coverage and consistency.

     Superior then engineered its robot cell machines to increase speed and accuracy when loading, unloading, and transferring wheels between manufacturing operations. When the company found previous methods to detect leaks slow and unreliable, Superior developed a new helium leak testing technology that detects microscopic leaks accurately and at a fast rate.

     Regardless of the challenge, Superior has consistently added, improved and refined its manufacturing process to maintain the highest quality control, efficiency and profitability throughout the company.

OPERATIONS: QUALITY, PRODUCTIVITY & TEAMWORK

Superior's emphasis on quality has set the pace throughout the company and ensures an integrity that is both product and financial oriented. The company operates on quality, productivity and teamwork, and has established programs to support each of those areas.

     All of Superior's plants operate from written procedures, and audits are conducted each month to ensure compliance with the procedures. The company's ongoing communication process between and within each division ensures management stays apprised of expenses, production, and quality issues on a daily basis.

[Photograph/Caption
Superior cast aluminum
wheels are increasingly
installed on many of GM's
popular minivans]

RAMPING UP CAPACITY TO MEET STRONG DEMAND

Superior now operates six OEM manufacturing facilities with a combined annual capacity in excess of 10 million wheels. To meet the burgeoning demand of cast aluminum wheels, Superior continues to expand its wheel manufacturing capacity. With the completion of its expansion projects in 1995, Superior's overall capacity will increase to over 12 million wheels a year.

     Last year, Superior completed the first phase of its Fayetteville plant expansion, more than doubling the plant' s annual capacity from 1.2 to 2.7 million. With the completion of the second phase which is currently in progress, the Fayetteville plant will become the largest OEM cast aluminum wheel facility in the world with the capacity of producing over 3.5 million wheels a year.

     Superior's newest state-of-the-art manufacturing facility in Chihuahua, Mexico began shipping aluminum wheels last year after the first phase of its construction was completed. The second phase of construction, slated for completion in 1995, will bring the facility's annual capacity up from 600,000 to over one million wheels.

[Photograph/Caption
Ford World Car -- Contour
equipped with cast
aluminum wheels]

     An important highlight of 1994 was the completion of Superior's new OEM aluminum wheel chrome-plating facility in Fayetteville. The first of its kind in the world, the $32-million-facility is designed to ultimately plate 35,000 wheels per week which could add over $100 million in additional annual sales. Superior once again has demonstrated its leadership in technological innovation by introducing this new product line to the OEM market and creating a new opportunity for substantial growth.

     Throughout its history, Superior has demonstrated foresight in anticipating future capacity requirements to meet the growing demand for cast aluminum wheels, providing the necessary lead time to acquire new plants, machinery, and trained personnel. And through its ongoing effort to refine manufacturing efficiencies, the company has continually responded to OEM expectations for pricing concessions and cost improvements without deterioration to profit margins.

[Photograph/Caption
Superior's engineering capabilities
have been recognized by Ford's Full
Service Supplier Award]

[Photograph/Caption
Excellence in quality,
service and price was
recognized by General
Motors selecting
Superior as the
Supplier of the Year]

[Photograph/Caption
  Fluoroscopic X-ray examination]



[Photograph/Caption
  Engineer Performing stress analysis]



[Photograph/Caption
  Precision mold maintenance is performed using computer controlled machinery]

[Photograph/Caption
  Sophisticated polishing equipment utilized for chrome-plated wheels]




[Photograph/Caption
  Environmental testing laboratory]




[Photograph/Caption
  Robotics utilized in painting and finishing operations]

1994 was another record year of financial results for Superior. Net sales reached nearly $460 million, up 16 percent from 1993. Net income increased 25 percent to $56.3 million and earnings per share rose to $1.85.

FINANCIAL

INCREASED OEM SALES & MARKET SHARE

The growth of net sales was primarily attributable to increased OEM demand of aluminum wheels, and the company's own gains in domestic market share. OEM wheel revenues surged by 17 percent to $417.5 million on a 16 percent increase in wheel shipments. Superior continues to win contracts for aluminum wheels on more models and the installation rate on existing models, particularly on light trucks, continues to rise.

INCREASED DEMAND FOR AFTERMARKET WHEELS

The increasing popularity of Superior's aluminum and chrome-plated wheel lines continues to drive growth in aftermarket net sales, which sales from continuing operations increased 24 percent from the prior year. To ensure profitability in this area of Superior's business, the company has continued to focus on expanding its popular "Streetwear" custom aluminum and chrome-plated road wheel line and consolidating its operations and product lines to only top selling products.

HIGHER VOLUME, PLANT UTILIZATION, PROFIT MARGINS

Superior's ongoing program to reduce costs has helped the company mitigate industry-wide pricing pressure from OEM customers while increasing profitability. High customer order levels, greater production requirements, and more efficient and higher plant utilization resulted in incrementally higher profit margins. Superior benefited by higher volume and fuller absorption of costs at its newly built plants which were key to the company's profitability last year.

SOLID BALANCE SHEETS

Superior's strong balance sheets and cash position are particularly significant considering the heavy commitment of resources due to the commencement of production at the Mexico OEM facility and ongoing expansion activities in Fayetteville. Furthermore, it's important to note that because the Mexico OEM facility is only a small portion of the company's total manufacturing capability, the impact of the devaluation of the peso is not significant to the company's reported consolidated earnings. The company recorded a $10.9 million translation loss on its net long term investment charged directly to shareholders' equity last year. However, declining costs in local labor and materials compared to those world-wide will increase the company's
competitiveness as a low cost supplier of aluminum wheels.   More competitive
costs will ultimately lead to greater exports throughout the world which should offset any further slowdown in the Mexican economy.

[Photograph/Caption
Restyled Ford Explorer
with attractive Superior
aluminum wheels]

     In 1994, Superior stockholders enjoyed the eleventh consecutive year of cash dividend increases. Commencing with the third quarter dividend, the company increased its cash dividend by 50 percent to an annual rate of $.18 per share.

Shareholder value will continue to increase with the company's projected growth in annual sales and earnings in the foreseeable future.

OEM SALES GROWTH: INTERNATIONAL GROWTH OPPORTUNITIES

Not only will Superior's OEM business further expand with the continued increases in domestic automotive production, but sales with Japanese OEMs are expected to grow rapidly and account for 10 percent of Superior's OEM business in three to five years.

OUTLOOK

     Furthermore, growth opportunities are already being realized in Mexico and Europe as well as in new product lines such as Superior's OEM chrome-plated aluminum wheels and cast wheels for commercial trucks and buses.

PRODUCT DIVERSIFICATION

Superior's bottom-line performance is expected to improve even more as the company pays down debt, increases capacity utilization, and shifts its product mix toward higher margin chrome-plated wheels.

ADDED CAPACITY

Added OEM wheel production capacity will be available in 1995 with the completion of the Fayetteville facility expansion and second phase of construction of the Mexico plant. Anticipated increases in sales of chrome-plated wheels to OEMs will contribute to stronger profit margins as well as the production efficiency to be attained in Mexico.

     The company's repurchase of 627,000 shares of stock under the repurchase program implemented late 1993 underlines Superior's confidence in its overall strength, growth potential and future.

     The outlook for Superior is outstanding. Superior has cultivated numerous opportunities by diversifying its products and expanding its customer base. Superior is positioned well for continued earnings performance and gains.

INDUSTRY EXPERTS
SHARE OPTIMISM

"Superior is currently selling for... 12.3 times our 1995 earnings estimate... That represents about a 7% discount to the S&P 500 multiple. While that is a better valuation than a number of OEM suppliers are currently achieving, we think it does not sufficiently reflect the excellent growth potential in this company; we estimate the long-term earning growth rate is 14%...Based on projected 1996 earnings ..., and a market multiple of 13-14 times earnings, we would expect SUP to reach a price of $38-$43 over 12-18 months."

--Wendy Beale Needham; Donaldson, Lufkin & Jenrette
Securities Corporation; October 12, 1994

"Aside from adding substantial wheel-making capacity at its current U.S. plants, the company is undertaking several projects to further drive revenue growth over the next 3 to 5 years...Good projected earnings growth to decade's end, and a currently depressed share price add up to attractive appreciation potential through the 1997-1999 time horizon."

--Alex Silverman; Value Line;
January 13, 1995

AFTERMARKET

Superior started as a small aftermarket supplier in 1957 before entering into the original equipment market. While the company's aftermarket business has now matured and accounts for less than 10 percent of its total sales, the company continues to demonstrate stability and profitability in its aftermarket product lines by focusing on products with the largest profit margins and future sales potential.

[Photograph]

[Photograph/Caption
Innovative new
designs supplied to Superior's
ever increasing aftermarket custom
aluminum road wheel business]

     Currently, the company supplies 62 different product lines and about 3,000 parts including steering wheels and covers, suspension products, seat belts, license plate holders, and chrome-plated and aluminum road wheels. Among the well-known retailers and broad-based wholesalers in the United States and Canada selling Superior's products are Canadian Tire, AutoZone, Wal-Mart, Western Auto, Pep Boys and NAPA.

SIGNIFICANT ORDER FOR SPORT GRIP(R)

While Superior continues to seek specific market niches and create new product lines, many of its products have become nationally recognized and maintained their popularity for years. In 1994, the company received a substantial order for its aftermarket Sport Grip(R) steering wheel cover, a product introduced over 27 years ago with over 100,000,000 units shipped to date. The order, valued at $1.4 million, was the largest single order ever received for the Sport Grip(R) by a major national mass merchandiser chain.

[CAPTION
Assortment of
popular aftermarket
accessories]

GROWING POPULARITY OF CHROME-PLATED WHEELS

The growing popularity of chrome-plated aluminum wheels has been the key in boosting Superior's aftermarket sales in recent years. Steel wheels continue to be popular among tire dealers and large wholesalers and Superior's more functional, decorative enhancement accessories have also flourished in the light truck market.

NEW PRODUCTS, MARKET NICHES,
DIVERSIFICATION

As auto manufacturers continue to offer more enhanced accessories as standard equipment on new cars, Superior will meet the challenge with its expertise in creating new product lines for the aftermarket as well as by diversifying into other growth industries with innovative accessory products.

Q U A R T E R L Y
C O M M O N
S T O C K
P R I C E
INFORMATION



                                  1994                1993                1992
------------------------------------------------------------------------------------
                              High     Low        High     Low        High     Low
------------------------------------------------------------------------------------
First Quarter               $46 1/4  $31 3/8    $29 1/8  $18 5/8   $17 1/8   $10 3/4
Second Quarter               37       30         38       28 1/8    20 3/8    14 7/8
Third Quarter                34       28         39 1/4   37        18 1/8    13 1/8
Fourth Quarter               30 1/4   24 1/4     49 3/8   34 5/8    19 5/8    14 3/8
------------------------------------------------------------------------------------

The common stock of Superior Industries International, Inc. is traded on the New York Stock Exchange (symbol: SUP). The Company had approximately 1,300 stockholders of record and 29.6 million shares outstanding as of February 28, 1995.


1994 FINANCIAL
SECTION


Quarterly Common Stock Price
Information                                    17

Management's Discussion and
Analysis of Financial Condition
and Results of Operations                      18

Consolidated Statements of Income              22

Consolidated Balance Sheets                    23

Consolidated Statements
of Shareholders' Equity                        24

Consolidated Statements of Cash Flows          25

Notes to Consolidated Financial Statements     26

Statement of Management's
Financial Responsibility                       34

Report of Independent Public Accountants       35

MANAGEMENT'S
DISCUSSION AND
ANALYSIS OF
FINANCIAL CONDITION
AND RESULTS
OF OPERATIONS



SUMMARY OF SALES BY PRODUCT LINE                   (In Thousands)
For the Years Ended December 31,      1994             1993             1992
----------------------------------------------------------------------------
OEM CAST ALUMINUM ROAD WHEELS     $417,537         $357,126         $292,235
AFTERMARKET                         39,101           35,907           33,079
----------------------------------------------------------------------------
                                  $456,638         $393,033         $325,314
                                  ==========================================

RESULTS OF OPERATIONS

1994 COMPARED TO 1993

Net sales in 1994 increased 16.2 percent to a record $456.6 million compared to $393 million in 1993. The increase was primarily attributable to growth in the Company's Original Equipment Manufacturer (OEM) cast aluminum wheel business. Buoyed by a strong North American automotive market, the Company's OEM business increased $60.4 million, or 16.9 percent over 1993. Unit shipments of cast aluminum road wheels increased 15.5 percent from 1993, while average selling prices, which rose throughout the year, were slightly higher than 1993. The Company's strong performance, when compared to total North American automotive sales increases of 8.3 percent, reflects the Company's ability to successfully secure contracts to manufacture wheels for many of the industry's best selling vehicles, higher industry-wide aluminum wheel installation rates and its ability to capture increased market share. Aluminum wheel installation rates on automobiles rose to a record 39.4 percent for the 1994 model year from 37.9 percent for the 1993 model year and 33 percent for the 1992 model year. Aluminum wheel installation rates in the light truck and utility vehicle market also increased to 42.9 percent for the 1994 model year from 42.3 percent for the 1993 model year and 39 percent for the 1992 model year. Management believes the trend of higher cast aluminum wheel installation rates will continue.

     Aftermarket product net sales, without the impact of "Do-Ray", a Canadian mirror and light business sold in August, 1993, increased $7.4 million, or 23.5 percent over 1993, and reflected increases in the "Streetwear" product line, including new styles of aluminum and chrome-plated aluminum wheels. Year-to-year net sales in the aftermarket business increased $3.2 million, or 8.9 percent over 1993.

     Gross profit was 24.4 percent of net sales in 1994 compared to 23.3 percent in 1993. Improved gross profit margins reflected higher customer order levels that translated into greater production requirements and more efficient and high plant utilization resulting in incrementally higher margins. Additionally, the Company's aggressive and ongoing cost containment programs continued to effectively reduce costs. The Company was able to achieve significant margin gains in spite of several factors. First, the Company's Van Nuys, California production facilities were impacted by the January 17, 1994 Northridge earthquake. Though the Company was able to quickly recover and start-up production without any disruption to customer delivery requirements, this event resulted in a $1.1 million charge to earnings. Secondly, plant expansion activities also impacted margins. The new Chihuahua, Mexico OEM facility became operational early in the third quarter of 1994 and continued to ramp-up during the year. The expansion of the Fayetteville, Arkansas OEM facility, which will triple this plant's production capabilities from 1.2 million wheels per year to over 3.5 million wheels per year, also was underway throughout the year. Full production capacity of these two facilities should be achieved during 1995.

     The Company is subject to industry-wide pricing pressure from both its OEM and aftermarket customers. The Company has an ongoing program to reduce costs to its customers and, to date, has been successful in substantially mitigating such pressure by producing more efficiently and effectively absorbing fixed costs through higher order levels. Although the Company believes it can implement cost savings to its customers without any material adverse effect to the Company's financial position or results of operations, the effect of future changing market conditions is not known.

     The aluminum content of selling prices to OEMs is adjusted to current market conditions which, when the Company, from time to time, enters into fixed purchase contracts, subjects the Company to the risks of market changes. Throughout 1994 and continuing into the first quarter of 1995, aluminum prices have been increasing. The cost of aluminum is a significant component in the overall cost of a wheel. Thus if the trend of increasing aluminum costs continues, it would have the effect of reducing overall gross margins although margins relative to the remaining cost components will be unchanged or improved.

     Selling, general and administrative expenses, measured as a percentage of net sales, decreased to 4.2 percent in 1994 compared to 4.3 percent in 1993, and increased in absolute dollars. The increase in absolute dollars is a result of the additional resources required to manage the Company's expanding business while the decrease as a percentage of net sales reflects management's successful containment of this required expansion.

     Interest expense decreased $1.4 million compared to 1993, reflecting current and prior year payments and prepayments of Senior notes. Accentuating this decrease was $1.9 million of interest that was capitalized as a result of the expansion activities in Fayetteville, Arkansas and Chihuahua, Mexico. Offsetting these decreases were higher interest costs relating to greater short-term borrowings required to manage working capital requirements.

     Interest income decreased $1.5 million over 1993 as cash and short-term investments were utilized to fund record capital expenditures of $60.2 million, repurchases of the Company's common stock and on-going working capital requirements.

     Miscellaneous, net was $839,000 and decreased $186,000 from 1993. Included in this category are $1.8 million of pre-production costs relating to the start-up of the Chihuahua, Mexico cast aluminum wheel and Fayetteville, Arkansas chrome-plating facilities.

     The consolidated tax rate in 1994 decreased slightly to 37.6 percent of pre-tax income versus 37.8 percent in 1993. See note 6 of the consolidated financial statements.

1993 COMPARED TO 1992

Net sales in 1993 were $393 million, compared with $325.3 million in 1992. This $67.7 million, or 20.8 percent increase in net sales was primarily attributable to growth in the Company's Original Equipment Manufacturer (OEM) business which increased $64.9 million or 22.2 percent over the prior year. Unit shipments of cast aluminum road wheels increased 24.5 percent over 1992 levels. Domestic automotive manufacturers reported overall vehicle sales gains of 8 percent, including a 15.5 percent increase in light truck and utility vehicle sales.

     Net sales in the aftermarket business increased $2.8 million, or 8.5 percent over 1992. Continuing aftermarket product net sales, without the impact of "Do-Ray," actually increased $5.2 million, or 19.8 percent over 1992, and reflected increases in the aftermarket road wheel line, including new styles of aluminum and chrome-plated aluminum wheels, and improvements across most accessory product lines.

     Gross profit was 23.3 percent of net sales in 1993 compared to 19 percent in 1992. Improved gross profit margins reflect several factors. First, high customer order levels translated into greater production requirements and more efficient and higher plant utilization resulting in incrementally higher margins. Secondly, the new Johnson City facility became fully operational in 1993 and achieved higher margins associated with higher levels of production. Finally, ongoing cost containment programs continued to effectively reduce costs.

MANAGEMENT'S
DISCUSSION AND
ANALYSIS OF
FINANCIAL
CONDITION
AND RESULTS
OF OPERATIONS
(continued)

     Selling, general and administrative expenses, measured as a percentage of net sales, decreased to 4.3 percent in 1993 compared to 4.4 percent in 1992 and increased in absolute dollars. The increase in absolute dollars is a result of the additional resources required to manage the Company's expanding business while the decrease as a percentage of net sales reflects management's successful containment of this required expansion.

     Interest expense decreased $939,000 relative to 1992 primarily reflecting required and advanced Senior note principal payments made in 1992 and 1993, including the 1993 retirement of the 9.35% Senior notes.

     Interest income increased $807,000 in 1993 over 1992 levels as strong cash flow from operating activities was temporarily invested in short-term investments.

     Miscellaneous, net decreased $1.3 million in 1993 when compared to 1992 primarily reflecting $1 million of pre-production costs charged during 1993 relating to the Chihuahua, Mexico OEM plant.

     The consolidated tax rate in 1993 increased to 37.8 percent of pre-tax income versus 37 percent in 1992. This increase was due primarily to the enactment of the Omnibus Budget Reconciliation Act of 1993 which raised the federal statutory rate from 34 percent to 35 percent, partially offset by a greater amount of certain state tax credits taken in 1993 when compared to 1992. Effective January 1, 1993 the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." -- Adoption of the standard was not material to the results of operations or financial condition of the Company.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $50 million in 1994 compared to $72.7 million in 1993, reflecting record earnings and high levels of depreciation and amortization that were offset somewhat by the build-up of receivables and inventories, and the timing of payments on trade payables. Increased receivables reflect higher shipping levels in the fourth quarter of 1994 relative to 1993 that will be collected during the first quarter of 1995. Additionally, higher receivable balances reflect a greater number of development projects for future wheel programs which represent engineering and tooling costs reimbursable from customers. Higher inventory levels mirror increased business activities, the timing of aluminum receipts and preparation for fulfillment of high order levels in the first quarter of 1995.

     Cash flow was utilized to fund OEM plant expansion and enhancements, including both the chrome-plating and cast aluminum wheel expansion in Fayetteville, Arkansas, and the new Chihuahua, Mexico wheel facility. Cash resources were also utilized for the retirement of 544,000 shares of the Company's common stock pursuant to the Company's stock repurchase program. Daily cash requirements were supplemented through the use of the Company's $60 million committed and uncommitted credit facilities and management of its short-term investment portfolio.

     During 1994, the Company continued on its program of expanding and strengthening its customer base, developing new product lines and committing to new markets outside the United States. Three new OEM customers were added to the Company's supplier base and the Company received substantial new production orders from existing customers. Additionally, the Company was able to procure several contracts to chrome plate cast aluminum wheels.

     In pursuit of its strategy of developing international markets, the Company announced, subsequent to year-end, the signing of a memorandum of understanding for a 50/50 joint venture with German based Otto Fuchs Metallwerke. The agreement calls for the construction of a plant in Europe to produce both light weight forged and low pressure cast aluminum wheels for the European automotive market by the second half of 1996. The plant is slated to have a two million wheel annual capacity and site selection is currently underway. The cost of the facility, which is not anticipated to be significant in 1995, will be approximately $50 million and will be funded equally by both partners.

     Previously announced domestic, international and new product expansion programs progressed throughout the year. The first phase of the Company's new OEM wheel facility in Chihuahua, Mexico was completed during 1994 with initial wheel shipments made early in the third quarter. The second phase of expansion is underway and will increase current capacity of 600,000 wheels per year to one million wheels per year during 1995. The second phase of the Fayetteville expansion, which will bring ultimate capacity to over 3.5 million wheels per year, continues and is scheduled for completion later in 1995. The first phase of the new and highly automated, state-of-the-art chrome-plating facility in Fayetteville, Arkansas built for the original equipment market is substantially complete and is in the start-up phase. Shipments are scheduled to begin in the second quarter of 1995. OEM expansion programs have resulted in the Company expending in excess of $290 million dollars over the past nine years to construct and expand five world-class cast aluminum road wheel facilities, the new chrome-plating plant and continuously improve all OEM manufacturing facilities.

     Since 1990, funding for plant expansion has come from internally generated cash flow and working capital. Management anticipates future domestic expansion activities will be funded similarly. As evidenced by these expansion programs, the Company believes it is well positioned to take full advantage of opportunities created by the trend of increasing aluminum wheel installation rates, new international markets as well as new and complementary business opportunities.

        In December 1994, the Mexican government devalued and then removed currency controls on the New Peso (the "peso") which caused an approximate 40 percent decline in the value of the peso relative to the U.S. dollar. The impact of this decline in value relative to the Company's wholly owned subsidiary, Superior Industries de Mexico, SA de CV, resulted in an unrealized translation loss of $10.9 million charged directly to shareholders' equity. In addition to the impact of this charge, the Company has experienced what is believed to be a temporary cutback of shipments to the domestic Mexican automotive market. The Mexican production facility represents less than five percent of the Company's total capacity. While the long-term impact of the peso devaluation cannot be accurately predicted, management believes that the short-term impact caused by this cutback will be offset by increased international demand for export wheels manufactured at the Chihuahua, Mexico facility.

     The Company's financial condition remains strong. In 1994, working capital and current ratio decreased to $53.8 million and 1.5:1, versus $65.2 million and 1.9:1 in 1993, respectively, as current assets were converted to long-term productive assets. Working capital and the current ratio were impacted by the Company's significant OEM expansion programs and by the repurchase of the Company's common stock. The long-term debt to total capitalization ratio improved to 10.3 percent in 1994 from 16.1 percent in 1993. The aforementioned factors indicate the overall strength of the Company's financial condition and demonstrate the Company's ability to internally finance growth while displaying a solid foundation which strategically positions the Company for further growth opportunities.

     During 1994, the Board of Directors announced a 50 percent increase in the cash dividend, representing the eleventh consecutive year of dividend payments and increases. Management anticipates continuing its policy of paying dividends; however, this is contingent upon various factors, including economic and market conditions, all of which cannot be accurately predicted.

INFLATION

Inflation did not have a material impact on the results of operations or the financial condition of the Company. The Company believes its purchasing and the majority of its customer contracts are structured to minimize the impact of changes caused by inflation.

CONSOLIDATED
STATEMENTS
OF INCOME



Years Ended December 31,                                 1994             1993             1992
-----------------------------------------------------------------------------------------------
NET SALES                                        $456,638,000     $393,033,000     $325,314,000
Cost of Sales                                     345,270,000      301,569,000      263,372,000
-----------------------------------------------------------------------------------------------
GROSS PROFIT                                      111,368,000       91,464,000       61,942,000
Selling, general and administrative expenses       19,203,000       16,887,000       14,165,000
-----------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                             92,165,000       74,577,000       47,777,000

Other Income (Expense)
  Interest expense                                 (2,862,000)      (4,298,000)      (5,237,000)
  Interest income                                   1,840,000        3,386,000        2,579,000
  Miscellaneous, net                                 (839,000)      (1,025,000)         272,000
-----------------------------------------------------------------------------------------------
                                                   (1,861,000)      (1,937,000)      (2,386,000)
                                                 ==============================================
INCOME BEFORE INCOME TAXES                         90,304,000       72,640,000       45,391,000
Income Taxes                                       33,989,000       27,463,000       16,795,000
-----------------------------------------------------------------------------------------------
NET INCOME                                       $ 56,315,000     $ 45,177,000     $ 28,596,000
===============================================================================================
EARNINGS PER SHARE                               $       1.85     $       1.47     $        .94
===============================================================================================

See notes to consolidated financial statements.

CONSOLIDATED
BALANCE SHEETS


December 31,                                                    1994             1993
-------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and equivalents                                  $  5,884,000     $  8,274,000
  Marketable securities, net                              21,158,000       28,314,000
  Receivables, net
    Trade                                                 63,704,000       57,698,000
    Other                                                 17,619,000        7,581,000
-------------------------------------------------------------------------------------
                                                          81,323,000       65,279,000
                                                        -----------------------------
  Inventories                                             44,746,000       26,634,000
  Deferred income taxes                                    5,899,000        8,686,000
  Other current assets                                     1,761,000        4,032,000
-------------------------------------------------------------------------------------
  Total current assets                                   160,771,000      141,219,000
-------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, net                       185,853,000      162,225,000
OTHER LONG-TERM ASSETS                                    11,059,000        6,679,000
-------------------------------------------------------------------------------------
                                                        $357,683,000     $310,123,000
                                                        =============================
LIABILITIES AND SHAREHOLDERS  EQUITY

CURRENT LIABILITIES:
  Notes payable and current portion of long-term debt   $ 39,201,000     $  2,555,000
  Accounts payable                                        46,135,000       52,004,000
  Accrued liabilities                                     21,587,000       21,432,000
-------------------------------------------------------------------------------------
  Total current liabilities                              106,923,000       75,991,000
-------------------------------------------------------------------------------------
LONG-TERM DEBT, net                                       23,075,000       34,004,000
OTHER LONG-TERM LIABILITIES                               16,897,000       10,982,000
DEFERRED INCOME TAXES                                     10,606,000       12,277,000
SHAREHOLDERS' EQUITY                                     200,182,000      176,869,000
-------------------------------------------------------------------------------------
                                                        $357,683,000     $310,123,000
                                                        =============================


See notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS
OF SHAREHOLDERS'
EQUITY



                                                                                         Unrealized
                                Common Stock         Additional         Cumulative          Loss on
                          Number of                     Paid-In        Translation       Marketable          Retained
                             Shares       Amount        Capital         Adjustment       Securities          Earnings          Total
------------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1991         9,658,312   $4,829,000    $69,649,000     $      346,000     $         --      $29,168,000   $103,992,000
Net income                       --           --             --                 --               --       28,596,000     28,596,000
Stock options
 exercised,
 including related
 tax benefit                855,623      428,000     13,900,000                 --               --               --     14,328,000
Stock split               9,737,029    4,868,000     (4,868,000)                --               --               --             --
Repurchases of
 common stock              (252,504)    (126,000)    (6,773,000)                --               --               --     (6,899,000)
Cash dividends
  ($.10/share)                   --           --             --                 --               --       (3,025,000)    (3,025,000)
Foreign currency                                             --
  translation                    --           --                          (245,000)              --               --       (245,000)
------------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1992        19,998,460    9,999,000     71,908,000            101,000               --       54,739,000    136,747,000
Net income                       --           --             --                 --               --       45,177,000     45,177,000
Stock options
  exercised,
  including related
  tax benefit               114,818       58,000      2,080,000                 --               --               --      2,138,000
Stock split              10,031,136    5,016,000             --                 --               --       (5,016,000)            --
Repurchases of
  common stock              (83,000)     (42,000)    (3,199,000)                --               --               --     (3,241,000)
Cash dividends
  ($.11/share)                   --           --             --                 --               --       (3,409,000)    (3,409,000)
Foreign currency
  translation                    --           --             --           (543,000)              --               --       (543,000)
------------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1993        30,061,414   15,031,000     70,789,000           (442,000)              --       91,491,000    176,869,000
Net income                       --           --             --                 --               --       56,315,000     56,315,000
Stock options
  exercised,
  including related
  tax benefit                94,221       47,000      1,585,000                 --                --              --      1,632,000
Repurchases of
  common stock             (544,000)    (272,000)   (16,819,000)                --                --              --    (17,091,000)
Cash dividends
  ($.17/share)                   --           --             --                 --                --      (4,913,000)    (4,913,000)
Unrealized losses:
 Foreign currency
   translation                   --           --             --         (10,130,000)              --              --    (10,130,000)
  Marketable
   securities                    --           --             --                  --       (2,500,000)             --     (2,500,000)
------------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1994        29,611,635  $14,806,000    $55,555,000        $(10,572,000)     $(2,500,000)   $142,893,000   $200,182,000
====================================================================================================================================


See notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS
OF CASH FLOWS




Years Ended December 31,                                        1994             1993              1992
-------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                $49,953,000      $72,713,000       $ 9,123,000
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment             (60,231,000)     (53,834,000)      (28,144,000)
  Proceeds from sales of investments                      29,377,000       78,369,000        17,753,000
  Purchases of investments                               (26,834,000)     (82,519,000)      (35,379,000)
-------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                    (57,688,000)     (57,984,000)      (45,770,000)
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term borrowings                                   28,267,000               --                --
  Repurchases of common stock                            (17,091,000)      (3,241,000)       (6,899,000)
  Cash dividends                                          (4,913,000)      (3,409,000)       (3,025,000)
  Payments of long-term debt                              (2,550,000)     (13,732,000)       (9,233,000)
  Stock options exercised                                  1,632,000        2,138,000        14,328,000
-------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES        5,345,000      (18,244,000)       (4,829,000)
-------------------------------------------------------------------------------------------------------
Net Decrease in Cash and Equivalents                      (2,390,000)      (3,515,000)      (41,476,000)
Cash and Equivalents at Beginning of Year                  8,274,000       11,789,000        53,265,000
-------------------------------------------------------------------------------------------------------
Cash and Equivalents at End of Year                      $ 5,884,000      $ 8,274,000       $11,789,000
=======================================================================================================


RECONCILIATION
OF NET INCOME
TO NET CASH
PROVIDED BY
OPERATING
ACTIVITIES




Years Ended December 31,                                        1994             1993              1992
-------------------------------------------------------------------------------------------------------
NET INCOME                                               $56,315,000      $45,177,000       $28,596,000
-------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation and amortization                           26,604,000       21,695,000        21,530,000
  Provision for retirement plans                           1,108,000          904,000           944,000
  Other non cash items                                     1,043,000         (262,000)          447,000
Changes in assets and liabilities:
  (Increase) decrease in:
    Receivables, net                                     (16,044,000)      (7,042,000)      (14,101,000)
    Inventories                                          (18,112,000)      (2,112,000)        3,593,000
    Other items                                            3,637,000          422,000        (1,220,000)
  Increase (decrease) in:
    Accounts payable                                      (5,869,000)      15,341,000       (28,693,000)
    Accrued liabilities                                      155,000        2,198,000           105,000
    Deferred income taxes                                  1,116,000       (3,608,000)       (2,078,000)
-------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                $49,953,000      $72,713,000       $ 9,123,000
=======================================================================================================

See notes to consolidated financial statements.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Superior Industries International, Inc. and its subsidiaries (the Company), after elimination of all significant intercompany accounts and transactions. Investments in joint ventures in which the Company has common stock ownership of 50 percent are accounted for on the equity method.

FISCAL YEAR END

For presentation purposes, the Company denotes December 31 as the fiscal year end. However, the Company's fiscal year ends on the last Sunday of the calendar year.

FINANCIAL INSTRUMENTS

Financial instruments consist primarily of cash and equivalents, marketable securities, short-term borrowings and Senior notes. The Company places these financial instruments with high quality institutions operating in various industries over a broad geographic area.

Cash equivalents consist primarily of certificates of deposit, carried at cost, which approximates market value. Certificates of deposit were $5,630,000 and $5,726,000 at December 31, 1994 and 1993, respectively.

Marketable securities, which generally consist of U.S. government agency securities, corporate bonds, money market preferred stock and equities, are considered "available-for-sale" and are carried at the lower of cost or market on a portfolio basis. The stated maturities of marketable debt securities are generally over ten years. Market value at December 31, 1994, which was determined using quoted prices from national exchanges, resulted in a $2,500,000 unrealized loss recorded directly to shareholders' equity. At December 31, 1994 and 1993, marketable securities of $4,960,000 and $4,970,000, respectively, were pledged as collateral against outstanding letters of credit.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs of $5,413,000, $3,332,000 and $4,078,000 have been charged against operations during 1994, 1993 and 1992, respectively.

FOREIGN CURRENCY TRANSLATION

Foreign currency asset and liability accounts are translated at exchange rates in effect at the end of the accounting period. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation as well as gains and losses on intercompany foreign currency transactions are recorded as a separate component of shareholders' equity.

In December 1994, the Mexican government devalued and then removed currency controls on the New Peso (the "peso") which caused an approximate 40 percent decline in the value of the peso relative to the U.S. dollar. The impact of this decline in value resulted in an unrealized translation loss of $10.9 million charged directly to shareholders' equity.

STATEMENTS OF CASH FLOWS

For purposes of the Consolidated Statements of Cash Flows, the Company considers all certificates of deposit and highly liquid investments with an original maturity of three months or less to be cash equivalents. Purchases and proceeds from investment transactions were all transacted in the Company's available-for-sale portfolio of debt and equity securities.

Interest paid, net of amounts capitalized (see note 10), and income taxes paid were $2,494,000 and $32,610,000 for 1994; $4,543,000 and $27,779,000 for 1993;
$5,530,000 and $11,106,000 for 1992, respectively.

RECLASSIFICATIONS

Certain prior year items have been reclassified to conform with current year presentation.

2. BORROWING ARRANGEMENTS

The Company maintains a $15,000,000 credit facility on a committed, unsecured basis expiring in May 1995. This facility provides for an interest rate of 7/8 of one percent above the Eurodollar deposit rate. The Company also maintains combined line and letter of credit facilities under which it may borrow up to $45,000,000 on an uncommitted, unsecured basis at rates generally below prime. There were $28,267,000 in short-term borrowings outstanding at December 31, 1994. There were no outstanding borrowings at December 31, 1993. The weighted average interest rates during 1994, 1993 and 1992 were 4.8 percent, 3.9 percent, and 4.4 percent, respectively.


The long-term debt of the Company is summarized as follows:

December 31,                                                                 1994             1993
--------------------------------------------------------------------------------------------------
9.31% Senior notes due 1997, with annual principal payments
of $8,333,000 beginning in 1995                                       $25,000,000      $25,000,000

10.22% Senior notes due 1998, with annual principal payments
of $2,143,000                                                           5,571,000        7,714,000

Capitalized lease obligations and other debt, substantially all of which is secured by fixed assets, with various maturities
and interest rates ranging between 7.30 percent and 11.30 percent       3,438,000        3,845,000
--------------------------------------------------------------------------------------------------
                                                                       34,009,000       36,559,000
Less - Current portion                                                 10,934,000        2,555,000
--------------------------------------------------------------------------------------------------
                                                                      $23,075,000      $34,004,000
                                                                      ============================


The Senior notes and certain credit facility agreements contain, among other covenants, restrictions with respect to borrowings, dividends, investments, purchases and sales of assets outside the ordinary course of business, and certain guarantees. Also required is the maintenance of a minimum tangible net worth, as defined, of $125,000,000 and certain financial ratios.

Included with capitalized lease obligations and other debt is a capital lease of $1,525,000, funded through the proceeds of an industrial development revenue bond, payable in varying annual principal payments through 1999 with remaining interest rates ranging between 7.30 percent and 7.60 percent. The Company has guaranteed the repayment of the underlying bonds.

Future maturities of long-term debt are approximately $10,934,000 for 1995, $10,971,000 for 1996, $10,164,000 for 1997, $593,000 for 1998, $645,000 for 1999
and $702,000 thereafter.


3. LEASES

The Company leases its corporate office and certain manufacturing facilities from Louis L. Borick, President, and Juanita A. Borick. The lease expires in the year 2001 and has a current annual payment of $1,140,000 (including rent of $748,000 related to land and escalations which are accounted for as operating leases), exclusive of future escalation payments which are determined every five years.

Included in property, plant and equipment at both December 31, 1994 and 1993, are buildings and equipment held under capital leases of $5,590,000 with accumulated amortization of $2,738,000 and $2,518,000, respectively.

The Company leases certain land, facilities and equipment under long-term operating leases expiring at various dates through 2063. During 1992, the Company reduced the amortization period of certain operating lease expense in the amount of $2,448,000 to appropriately match with the estimated useful life of the underlying machinery. Total lease expense for all operating leases amounted to $4,183,000 in 1994, $3,904,000 in 1993 and $5,853,000 in 1992.



Future minimum payments under all leases are summarized as follows:
                                              Leases
Years Ending December 31,           Operating         Capital
-------------------------------------------------------------
1995                              $ 4,460,000      $  776,000
1996                                4,371,000         767,000
1997                                4,276,000         771,000
1998                                3,958,000         768,000
1999                                3,345,000         768,000
Thereafter                          2,542,000         784,000
-------------------------------------------------------------
                                   22,952,000       4,634,000
Amounts representing interest              --       1,213,000
-------------------------------------------------------------
                                  $22,952,000      $3,421,000
                                  ===========================


NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
(continued)


3. LEASES (continued)

Future minimum payments of $4,551,000 for operating leases, including known rent escalations, and $2,744,000, including interest, for capital leases are payable to Louis L. Borick, President, and Juanita A. Borick. The amounts paid to Louis
L. Borick, Juanita A. Borick or a related entity owned by Louis L. Borick's children during 1994, 1993 and 1992, for all leases was $1,571,000, $1,542,000 and $1,464,000, respectively.


4. STOCK OPTIONS

At December 31, 1994 and 1993, the Company had reserved 2,398,337 and 2,492,558 shares of its common stock, respectively, for issuance to directors, officers and key employees under Stock Option Plans. Options are generally subject to grant at not less than fair market value on the date of grant and expire no later than ten years after the date of the grant. At December 31, 1994 and 1993, exercisable options to purchase shares of the Company's common stock totaled 616,540 and 249,509, respectively.

A summary of changes in outstanding options follows:



Years Ended December 31,
                                         1994                          1993                        1992
                                  Under          Option         Under          Option       Under         Option
                                 Option           Price        Option           Price      Option          Price
----------------------------------------------------------------------------------------------------------------
Options outstanding
  at beginning of year        1,413,944    $1.80-$39.88       444,446    $2.70-$22.63     587,360   $2.70-$15.44
Options granted                 119,000    26.25- 31.00       602,500    19.08- 39.88     104,500   16.06- 22.63
Stock split                           -               -       485,948     1.80- 29.67     611,676    2.70- 22.63
Options exercised               (94,221)    5.19- 19.08      (114,818)    3.75- 15.09    (855,623)   2.70- 20.23
Options canceled
  or expired                     (6,500)   15.09- 31.00        (4,132)    5.19- 15.09      (3,467)   15.57-22.63
----------------------------------------------------------------------------------------------------------------
Options outstanding
  at end of year              1,432,223    $1.80-$39.88     1,413,944    $1.80-$39.88     444,446   $2.70-$22.63
================================================================================================================


No significant amounts are reflected in the Company's income accounts with respect to these stock options. Proceeds from the sales of stock under option are credited to common stock at par value, with amounts in excess of par value credited to additional paid-in capital.


5. RETIREMENT PLANS

The Company has an unfunded supplemental executive retirement plan covering its directors, officers and other key members of management. The Company has purchased key man life insurance policies on each of the participants to provide for future liabilities. The plan provides for a defined benefit to become payable on the employee's death or upon retirement which is based on final average compensation, subject to certain vesting requirements.


The components of cost for this retirement plan are as follows:

Years Ended December 31,    1994       1993        1992
-------------------------------------------------------
Service cost            $335,000   $226,000    $219,000
Interest cost            360,000    312,000     256,000
Net amortization          55,000     55,000      52,000
-------------------------------------------------------
Net cost                $750,000   $593,000    $527,000
=======================================================


A schedule reconciling the projected benefit obligation with recorded plan liability follows:

December 31,                                                           1994             1993
--------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                                      $3,230,000       $2,848,000
--------------------------------------------------------------------------------------------
  Accumulated benefit obligation                                 $4,962,000       $3,979,000
--------------------------------------------------------------------------------------------
Projected benefit obligation                                     $5,501,000       $4,211,000
Unrecognized prior service cost                                    (383,000)        (438,000)
Adjustment required to recognize minimum liability                  330,000           97,000
Other unrecognized experience gains (losses)                       (486,000)         109,000
--------------------------------------------------------------------------------------------
  Recorded liability                                             $4,962,000       $3,979,000
============================================================================================

Actuarial assumptions for the retirement plan include seven and eight percent for the assumed discount rate and five and three percent for the assumed rate of average future compensation increases for 1994 and 1993, respectively. During 1994, the Company recorded an adjustment of $233,000 to recognize the minimum pension liability required by Statement of Financial Accounting Standard No. 87. The adjustment, which had no effect on income, was offset by recording an equal amount as an intangible asset.

The Company has contributory employee retirement savings plans covering substantially all of its employees. The employer contribution is determined at the discretion of the Company and totaled $2,471,000, $2,401,000 and $1,761,000 for 1994, 1993 and 1992, respectively.

The Company also has a deferred compensation agreement with its President under which the Company has agreed to pay certain amounts annually subsequent to retirement. For accounting purposes, the present value of such payments is being charged ratably to expense over the average estimated remaining years of active employment. These charges totaled $358,000, $300,000 and $380,000 for 1994, 1993 and 1992, respectively.


6. TAXES ON INCOME

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under Statement 109, deferred tax assets and liabilities are determined under the "liability method" based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was determined under the "deferred method" based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the differences originated.

As permitted by Statement 109, the Company has elected not to restate the financial statements of any prior years. The cumulative effect of the change in the method of accounting for income taxes for the year ended December 31, 1993 was not material.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS
(continued)


The provision (credit) for income taxes is comprised of the following components:


                                                                                 Liability        Deferred
                                                                                    Method          Method
------------------------------------------------------------------------------------------     -----------
Years Ended December 31,                                             1994             1993            1992
----------------------------------------------------------------------------------------------------------
FEDERAL:         Current                                      $26,501,000      $24,836,000     $14,301,000
                 Deferred                                       2,007,000       (1,421,000)       (515,000)
----------------------------------------------------------------------------------------------------------
                                                               28,508,000       23,415,000      13,786,000
                                                              --------------------------------------------
STATE:           Current                                        5,527,000        4,160,000       3,142,000
                 Deferred                                         169,000         (306,000)       (345,000)
----------------------------------------------------------------------------------------------------------
                                                                5,696,000        3,854,000       2,797,000
                                                              --------------------------------------------
FOREIGN:         Current                                          414,000           95,000          86,000
                 Deferred                                        (629,000)          99,000         126,000
----------------------------------------------------------------------------------------------------------
                                                                 (215,000)         194,000         212,000
                                                              --------------------------------------------
                                                              $33,989,000      $27,463,000     $16,795,000
                                                              ============================================
TOTAL:           Current                                      $32,442,000      $29,091,000     $17,529,000
                 Deferred                                       1,547,000       (1,628,000)       (734,000)
----------------------------------------------------------------------------------------------------------
                                                              $33,989,000      $27,463,000     $16,795,000
                                                              ============================================


Provision is made for United States income taxes on undistributed earnings of international subsidiaries. Tax credits are accounted for as a reduction of the provision for income taxes in the year in which the credits arise.

The reconciliation of the statutory United States federal income tax rates to the Company's effective income tax rates is as follows:


                                                                                Liability         Deferred
                                                                                   Metho            Method
------------------------------------------------------------------------------------------     -----------
Years Ended December 31,                                             1994             1993            1992
------------------------------------------------------------------------------------------     -----------
Statutory amount,  computed at 35 percent
  for 1994 and 1993 and 34 percent for 1992                   $31,606,000      $25,424,000     $15,433,000
State tax provisions, net of federal income tax benefit         3,702,000        2,505,000       1,846,000
Foreign income taxed at rates other than the statutory rate      (592,000)        (602,000)       (447,000)
Federal tax credits                                              (486,000)              --         (55,000)
Other, net                                                       (241,000)         136,000          18,000
----------------------------------------------------------------------------------------------------------
                                                              $33,989,000      $27,463,000     $16,795,000
                                                              ============================================


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:


December 31,                                                                          1994            1993
----------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS
  Insurance reserves not currently deductible                                 $ (1,297,000)   $ (1,193,000)
  Inventory reserves not currently deductible                                     (520,000)     (1,097,000)
  Other reserves not currently deductible                                       (6,509,000)     (7,938,000)
  Deferred compensation                                                         (2,844,000)     (2,433,000)
  Revenue recognized for tax purposes                                             (437,000)     (1,299,000)
  State taxes expensed currently, deductible in following year                    (831,000)       (706,000)
  Net operating loss carryforwards                                                (735,000)             --
  Other                                                                         (1,818,000)       (793,000)
--------------------------------------------------------------------------------------------------------
                                                                               (14,991,000)    (15,459,000)
                                                                               ===========================



                                                                       1994             1993
--------------------------------------------------------------------------------------------
Deferred tax liabilities
  Differences between book and tax basis
    of property, plant and equipment                             18,068,000       17,893,000
  Other                                                           1,630,000        1,157,000
--------------------------------------------------------------------------------------------
                                                                 19,698,000       19,050,000
                                                                ----------------------------
                                                                $ 4,707,000      $ 3,591,000
                                                                ============================


The components of the provision for deferred taxes for the year ended December 31, 1992 under the deferred method are as follows:


Depreciation                                 $   962,000
Insurance reserves                              (211,000)
Inventory items                                 (467,000)
Change in currently nondeductible reserves    (1,292,000)
Other                                            274,000
--------------------------------------------------------
                                             $  (734,000)
                                             ===========


7. SHAREHOLDERS  EQUITY

The common stock of the Company at December 31, 1994 consists of 100,000,000 authorized shares with a $.50 par value. The Company also has authorized 1,000,000 shares of preferred stock with a par value of $25.00, none of which has been issued.

The computation of earnings per share is based upon the weighted average number of common shares outstanding and common stock equivalents, when dilutive. During 1994, 1993 and 1992 the weighted average number of common shares outstanding was 30,376,000, 30,708,000 and 30,266,000, respectively.

8. BUSINESS SEGMENT

The Company manufactures motor vehicle parts and accessories for sale on normal, generally unsecured trade terms to original equipment manufacturers (OEMs) and the automotive aftermarket on an integrated one-segment basis. At December 31, 1994 and 1993, the allowance for doubtful accounts receivable was $541,000 and $569,000, respectively. The following percentages of the Company's consolidated net sales were made to the Ford Motor Company and General Motors Corporation:
1994, 47.0 percent and 41.0 percent; 1993, 46.8 percent and 42.4 percent; and 1992, 48.0 percent and 40.5 percent.

9. INVENTORIES


December 31,                                                           1994             1993
--------------------------------------------------------------------------------------------
Raw materials                                                   $18,210,000      $10,391,000
Work in process                                                   8,965,000        6,277,000
Finished goods                                                   17,571,000        9,966,000
--------------------------------------------------------------------------------------------
                                                                $44,746,000      $26,634,000
                                                                ============================

Inventories (which include material, labor and factory overhead) are stated at the lower of cost, using the first-in, first-out (FIFO) method, or market.

10. PROPERTY AND DEPRECIATION


December 31,                                                 1994             1993
----------------------------------------------------------------------------------
Land and buildings                                   $ 43,030,000     $ 39,301,000
Machinery and equipment                               214,656,000      177,398,000
Leasehold improvements and other                        4,487,000        4,189,000
Construction in progress                               30,609,000       26,286,000
----------------------------------------------------------------------------------
                                                      292,782,000      247,174,000
Less -- Accumulated depreciation and amortization     106,929,000       84,949,000
----------------------------------------------------------------------------------
                                                     $185,853,000     $162,225,000
                                                     =============================


Property, plant and equipment are recorded at cost. Major replacements or improvements are capitalized, with expenditures for minor replacements, maintenance and repairs and tooling costs charged against current operations. Maintenance and repairs charged against operations during 1994, 1993 and 1992 were $12,113,000, $10,877,000 and $9,076,000, respectively. Depreciation and amortization are generally provided on the straight-line method over the estimated useful lives which range from 3-33 years. Such depreciation and amortization of fixed assets totaled $24,571,000, $20,595,000 and $19,082,000 during 1994, 1993 and 1992, respectively. Costs and related accumulated depreciation of property replaced, retired or otherwise disposed of are removed from the accounts and gains or losses, if any, are included in the results of operations for the period. Property and equipment no longer used in operations are stated at the lower of cost or estimated net realizable value and included in other current assets.

Interest is capitalized on the construction of major facilities. Capitalized interest is recorded as part of the cost of the asset to which it is related and is depreciated over the asset's estimated useful life. Interest costs of $1,933,000, $405,000 and $353,000 were capitalized during 1994, 1993 and 1992, respectively.


11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments are summarized as follows:


December 31,                                          1994                               1993
--------------------------------------------------------------------------------------------------------
                                             Carrying                          Carrying
                                               Amount       Fair Value           Amount       Fair Value
--------------------------------------------------------------------------------------------------------
Assets:
  Cash and equivalents                     $5,884,000       $5,884,000       $8,274,000       $8,274,000
  Marketable securities                    21,158,000       21,158,000       28,314,000       28,314,000
  Long-term investments                     5,322,000        5,322,000        3,800,000        3,800,000

Liabilities:
  Short-term borrowings                    28,267,000       28,267,000               --               --
  Senior notes                             30,571,000       31,033,000       32,714,000       35,175,000


Long-term investments include interests in affordable housing limited partnerships which provide favorable income tax benefits to the Company over a fifteen-year period. While the fair value of these long-term investments is not practicable to obtain, the Company believes that the carrying amount represents the best estimate of fair value. The carrying amount of short-term borrowings approximates fair value. The fair value of the Company's Senior notes is estimated based on the discounted value of future cash flows utilizing an estimated discount rate currently available to the Company for similarly structured debt.

12. LIABILITIES


The components of accrued and long-term liabilities are as follows:


December 31,                                                       1994             1993
----------------------------------------------------------------------------------------
Accrued
Payroll and related benefits                                $10,171,000      $ 6,402,000
Insurance reserves                                            4,473,000        4,716,000
Taxes, other than income tax                                  2,135,000        2,035,000
Interest and dividends                                        1,664,000        1,287,000
Income taxes                                                  1,579,000        1,475,000
Tooling and maintenance                                         732,000        1,345,000
Other                                                           833,000        4,172,000
----------------------------------------------------------------------------------------
                                                            $21,587,000      $21,432,000
                                                            ============================
Long-term
Executive retirement and deferred compensation plans        $ 6,949,000      $ 5,675,000
Deferred lease payments                                       6,262,000        5,258,000
Other                                                         3,686,000           49,000
----------------------------------------------------------------------------------------
                                                            $16,897,000      $10,982,000
                                                            ============================

13. CONTINGENCIES

The Company is party to various legal and environmental proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. Based on facts now known to the Company, management believes all such matters are adequately provided for, covered by insurance or, if not so covered or provided for, are without merit, or involve such amounts that would not materially adversely affect the consolidated results of operations and cash flows or financial position of the Company.

The Company has employment agreements with certain executive officers that, in addition to customary benefit and severance provisions, guarantee lump sum payments after a change in control of the Company, if certain events occur. Compensation which might be payable under these agreements has not been accrued as no such change in control has occurred.

14. OTHER INCOME

Other income (expense) includes $1,800,000 of pre-production costs relating to the start-up of the Chihuahua, Mexico cast aluminum wheel and Fayetteville, Arkansas chrome-plating facilities in 1994 and $1,000,000 of pre-production costs related to the Chihuahua, Mexico plant in 1993.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)
(In Thousands Except Per Share Amounts)

                                      First     Second      Third     Fourth      Total
December 31, 1994                   Quarter    Quarter    Quarter    Quarter       Year
---------------------------------------------------------------------------------------
Net Sales                          $105,938   $120,706   $107,384   $122,610   $456,638
Gross Profit                         24,574     30,328     26,138     30,328    111,368
Net Income                           12,515     15,397     12,642     15,761     56,315
Earnings Per Share                      .41        .51        .42        .52       1.85
Dividends Per Share                     .03       .045       .045       .045        .17

                                      First     Second      Third     Fourth      Total
December 31, 1993                   Quarter    Quarter    Quarter    Quarter       Year
---------------------------------------------------------------------------------------
Net Sales                           $98,119   $106,884    $82,813   $105,217   $393,033
Gross Profit                         21,064     26,062     19,638     24,700     91,464
Net Income                           10,066     13,250      9,286     12,575     45,177
Earnings Per Share                      .33        .43        .30        .41       1.47
Dividends Per Share                    .027       .027        .03        .03        .11


STATEMENT OF MANAGEMENT'S
FINANCIAL RESPONSIBILITY

TO OUR SHAREHOLDERS:

The management of Superior Industries International, Inc. is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements. The consolidated financial statements were prepared in accordance with generally accepted accounting principles appropriate in the circumstances, and include amounts that are based on management's best estimates and judgment.

     Management of the Company has established a system of internal accounting controls which provides reasonable assurance that assets are properly safeguarded and accounted for and that transactions are executed in accordance with management's authorization and recorded and reported properly. The system also includes a program of financial and operational reviews by an internal auditor.

     The consolidated financial statements have been audited by our independent public accountants, Arthur Andersen LLP whose unqualified report is presented herein. Their opinion is based on procedures performed in accordance with generally accepted auditing standards, including tests of the accounting records, obtaining an understanding of internal accounting controls solely for purposes of planning and performing their audits, and such other auditing procedures as they considered necessary in the circumstances to provide them reasonable assurance that the consolidated financial statements are neither materially misleading nor contain material errors.

     The Audit Committee of the Board of Directors, consisting solely of outside Directors, meets periodically with the independent public accountants, the internal auditor, and management to review and discuss the scope and major findings of the independent accountants examination and results of internal audit reviews, including the system of internal accounting control, and accounting principles and practices. Both the independent accountants and the internal auditor have free access to the Audit Committee at any time.


/s/ Louis L. Borick
-----------------------------------
Louis L. Borick
President and Chairman of the Board


/s/ R. Jeffrey Ornstein
-----------------------------------
R. Jeffrey Ornstein
Vice President & CFO



/s/ Charles E. Barrantes
-----------------------------------
Charles E. Barrantes
Corporate Controller and Secretary

REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS

TO SUPERIOR INDUSTRIES INTERNATIONAL, INC.:

We have audited the accompanying consolidated balance sheets of Superior Industries International, Inc. (a California corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Industries International, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP
-----------------------
Arthur Andersen LLP
Los Angeles, California
February 13, 1995

[CAPTION]
[CORPORATE
INFORMATION]

DIRECTORS

Louis L. Borick                 Sheldon I. Ausman                    Philip W. Colburn
President and                   Senior V.P.,                         Chairman, Allen Group, Inc.
Chairman of the Board           Johnson & Higgins
                                                                     V. Bond Evans
Raymond C. Brown                Retired Managing Partner,            Retired President and CEO,
Senior Vice President           Arthur Andersen & Co.                Alumax Inc.

R. Jeffrey Ornstein             Steven J. Borick                     Jack H. Parkinson
Vice President & CFO            President, Texakota, Inc.            Retired Executive V.P.,
                                                                     Sunroad Enterprises


CORPORATE OFFICERS

Louis L. Borick                 Michael D. Dryden                    Morris Herstein
President and                   Vice President,                      Vice President, Services
Chairman of the Board           International Business
                                Development                          John Knott
Raymond C. Brown                                                     Vice President, Manufacturing
Senior Vice President           Ronald F. Escue
                                Vice President, General              Henry C. Maldini
Charles E. Barrantes            Manager - Aftermarket                Vice President, Engineering
Corporate Controller            Wheel Division
and Secretary                                                        R. Jeffrey Ornstein
                                James M. Ferguson                    Vice President & CFO
Joseph T. D'Amico               Vice President, OEM
Vice President, Materiel        Marketing Group                      Delbert J. Schmitz
                                                                     Vice President, Aftermarket Marketing


COUNSEL AND AUDITORS

General Counsel                 Auditors
Irell & Manella                 Arthur Andersen LLP


PLANT AND SUBSIDIARY LOCATIONS

Superior Van Nuys               Johnson City, Tennessee              Superior Engineered
                                Leon E. Easton,                      Technologies, Inc.
Fayetteville, Arkansas          Plant Manager
Rogers, Arkansas                                                     Joint Ventures
Larry W. Beals,                 Superior Puerto Rico                 Astechnology, Inc.
General Manager                 Pedro Mora,                          Superior-Otto Fuchs (Europe)
                                General Manager                      Topy-Superior Limited (Japan)
Chrome Plating Plant
Fayetteville, Arkansas          Superior Industries                  Joint Development
James J. Hollingsworth,         de Mexico, SA de CV                  Project With:
General Manager                 Gabriel Soto,                        Aluminum Company
                                General Manager                      of America (Alcoa)
Pittsburg, Kansas
P.S. Reddy,                     Superior West Memphis
General Manager                 Terrence J. Schultz,
                                General Manager


TRANSFER AGENT                  ANNUAL MEETING                       SHAREHOLDER
AND REGISTRAR                                                        INFORMATION
                                The annual meeting of
Chemical Trust Company          Superior Industries                  Form 10K Annual Report to the
of California                   International, Inc. will be held     Securities and Exchange Commission
Los Angeles, California         at 10:00 a.m. on May 19, 1995        will be sent free of charge to
800.356.2017                    at the Regent Beverly Wilshire       shareholders upon written request to
                                Hotel, 9500 Wilshire Blvd.,          R. Jeffrey Ornstein, Vice President &
                                Beverly Hills, California.           CFO.


CORPORATE OFFICES                                                    SHAREHOLDER
                                                                     RELATIONS
7800 Woodley Avenue
Van Nuys, California  91406                                          818.771.5906
818.781.4973
Fax 818.780.3500
Telex 65.1454

Superior
Industries International, Inc.
7800 Woodley Avenue
Van Nuys, California
91606
818.781.4973
Fax 818.780.3500
Telex 65.1454