Form 10-K, Exhibit 13
period 1995-12-31
SUPERIOR INDUSTRIES INTERNATIONAL INC
filed 1996-03-29
CIK 95552

                                                                    EXHIBIT 13.1

FRONT COVER

                                    [PHOTO]

1995
Annual
Report

Superior
Industries
International, Inc.

BACK COVER

                                     [PHOTO]

7800 Woodley Avenue
Van Nuys, CA 91406
818.781.4973
Fax 818.780.3500

Superior
Industries
International, Inc.
SUP
Listed
NYSE
THE NEW YORK STOCK EXCHANGE

Front & Back Covers

Global Expansion

Established in 1957, Superior Industries International, Inc. is the world's largest manufacturer of cast aluminum wheels and a leading manufacturer of automotive accessory products for the aftermarket. Superior manufactures wheels for approximately 40 percent of all cars produced with aluminum wheels in North America, enjoying long term relationships with Ford and General Motors as their largest and highest-rated supplier. On the international front, Superior has expanded its business with Japanese original equipment manufacturers (OEMs), is growing its business in Latin America through its newly completed plant in Mexico, and has established a significant presence in the European market with its most recent joint venture and future plant in Hungary. The Company will continue to look at other parts of the globe for geographic expansion and joint venture opportunities. By forming and strengthening its alliances with other international industry leaders today, Superior is setting the groundwork for tomorrow's globalization.

Quarterly Common Stock Price Information

                         1995                1994                1993
                    High      Low       High      Low       High      Low
First Quarter     $29       $23 7/8   $46 1/4   $31 3/8   $29 1/8   $18 5/8
Second Quarter     32 1/8    24 3/4    37        30        38        28 1/8
Third Quarter      35 3/4    25 3/4    34        28        39 1/4    37
Fourth Quarter     29        24 1/2    30 1/4    24 1/4    49 3/8    34 5/8

The common stock of Superior Industries International, Inc. is traded on the New York Stock Exchange (symbol: SUP). The Company had approximately 1,500 stockholders of record and 28.9 million shares outstanding as of January 31, 1996.

Corporate Information

DIRECTORS
Louis L. Borick
President and
Chairman of the Board
Raymond C. Brown
Senior Vice President
R. Jeffrey Ornstein
Vice President & CFO
Sheldon I. Ausman
Senior V.P.,
Johnson & Higgins
Retired Managing Partner, Arthur Andersen LLP
Steven J. Borick
President, Texakota, Inc.
Philip W. Colburn
Chairman, Allen Group, Inc.
V. Bond Evans
Retired President and CEO, Alumax Inc.
Jack H. Parkinson
Retired Executive V.P.,
Sunroad Enterprises

CORPORATE
OFFICERS
Louis L. Borick
President and
Chairman of the Board
Raymond C. Brown
Senior Vice President
Joseph T. D'Amico
Vice President, Materiel
Michael D. Dryden
Vice President,
International Business
Development
Ronald F. Escue
Vice President, General
Manager - Aftermarket
Wheel Division
James M. Ferguson
Vice President, OEM
Marketing Group
Morris Herstein
Vice President, Services
John Knott
Vice President, Midwest Group
Daniel L. Levine
Corporate Secretary and Assistant Treasurer
Henry C. Maldini
Vice President, Engineering
R. Jeffrey Ornstein
Vice President & CFO
Michael J. O'Rourke
Vice President, OEM Program Administrator
Delbert J. Schmitz
Vice President, Aftermarket Marketing

COUNSEL AND
AUDITORS
General Counsel
Irell & Manella
Auditors
Arthur Andersen LLP

PLANT AND
SUBSIDIARY
LOCATIONS
Superior Van Nuys
Bernard J. O'Neil
Plant Manager
Fayetteville, Arkansas
Peter J. Corio,
Plant Manager
Rogers, Arkansas
David C. Rodgers,
Plant Manager
Chrome Plating Plant
Fayetteville, Arkansas
Anthony P. Trama,
Plant Manager
Pittsburg, Kansas
P.S. Reddy,
General Manager
Johnson City, Tennessee
Leon E. Easton,
Plant Manager
Superior Puerto Rico
Pedro Mora,
General Manager
Superior Industries
de Mexico, SA de CV
Gabriel Soto,
General Manager
Superior West Memphis
Terrence J. Schultz,
General Manager
Superior Engineered
Technologies, Inc.
Joint Ventures
Aluminum Company
of America (Alcoa)
Astechnology, Inc.
Superior-Otto Fuchs (Europe)
Topy-Superior Limited (Japan)

TRANSFER AGENT
AND REGISTRAR
Chemical Mellon
Shareholder Services
Los Angeles, California
800.356.2017

ANNUAL
MEETING
The annual meeting of Superior Industries International, Inc. will be held at 10:00 a.m. on May 17, 1996 at the:
Regent Beverly Wilshire Hotel, 9500 Wilshire Blvd.,
Beverly Hills, California.

SHAREHOLDER
INFORMATION
Form 10K Annual Report to the Securities and Exchange Commission will be sent free of charge to shareholders upon written request to R. Jeffrey Ornstein, Vice President & CFO.

CORPORATE
OFFICES
7800 Woodley Avenue
Van Nuys, California  91406
818.781.4973
Fax 818.780.3500
SHAREHOLDER
RELATIONS
818.771.5906

Superior
Industries
International, Inc.

Financial Highlights

   (In thousands except share data)                                Years Ended December 31,
                                                1995          1994          1993          1992          1991
   Income Statement
   Net Sales                                  $521,997      $456,638      $393,033      $325,314      $273,490
   Gross Profit                                113,797       111,368        91,464        61,942        45,306
   Net Income                                   53,064        56,315        45,177        28,596        18,220
   Balance Sheet
   Current Assets                             $142,659      $160,771      $141,219      $134,158      $146,603
   Current Liabilities                          81,746       106,923        75,991        63,296        91,870
   Working Capital                              60,913        53,848        65,228        70,862        54,733
   Total Assets                                341,770       357,683       310,123       267,198       271,001
   Long-Term Debt, net                           5,814        23,075        34,004        44,073        53,320
   Shareholders' Equity                        229,153       200,182       176,869       136,747       103,992
   Financial Ratios
   Current Ratio                                 1.7:1         1.5:1         1.9:1         2.1:1         1.6:1
   Long-Term Debt/Total Capitalization             2.5%         10.3%         16.1%         24.4%         33.9%
   Return on Average Shareholders' Equity         24.7%         29.9%         28.8%         23.8%         19.2%
   Share Data
   Earnings                                   $   1.78      $   1.85      $   1.47      $    .94      $    .63
   Shareholders' Equity at Year-End               7.89          6.76          5.88          4.56          3.59
   Dividends                                      .195          .165           .11           .10           .09

Net Sales
(in millions)
                                              $  273.5      $  325.3      $  393.0      $  456.6      $  522.0
                                                    91            92            93            94            95
Net Income
(in millions)
                                              $   18.2      $   28.6      $   45.2      $   56.3      $   53.1
                                                    91            92            93            94            95
Shareholders
Equity
(in millions)
                                              $  104.0      $  136.7      $  176.9      $  200.2      $  229.2
                                                    91            92            93            94            95

To Our Shareholders

                                    [PHOTO]
                                Louis L. Borick,
                      President and Chairman of the Board

At Superior, we have always taken on challenges with tenacity and optimism. Back in 1970, we met the challenge of improving our standards to procure our first original equipment manufacturer (OEM) order from Ford and enter into this growing market. Today, we are the world's leading manufacturer of OEM cast aluminum wheels. Superior is now facing a period of new challenges. We are steadfast to our long-term growth and potential by prudently expanding into new geographic markets and seeking new joint-ventures. Superior does not stand still. Continually improving our technology, reducing costs, and developing new markets is embedded in our corporate culture. And just as we were back in 1970, we are now equally optimistic these new challenges will prove as profitable as our OEM cast aluminum wheel business.

Global Expansion

The theme of globalization was selected for our 1995 annual report since it represents the Company's long-term strategy to ensure continued revenue growth and shareholder value. Last year marked a significant achievement and continued progress in the global market for Superior. We solidified our joint-venture with German-based Otto Fuchs Metallwerke and started construction on our new aluminum wheel manufacturing facility in Hungary. Since announcing our plans for the European plant, we have sold 33 percent of the plant's initial capacity with the joint-venture's first long-term contract from a major European automaker for 700,000 light forged wheels a year. The joint-venture is expected to strengthen our ties with European OEMs, provide substantial annual revenues, and bring a new technology to Superior.

We continue to expand our state-of-the-art facility in Mexico, increasing its capacity. As we create more export opportunities for U.S. automakers, our plant in Mexico will be the focus of expansion in years to come. Further-more, our business with Japanese automakers has expanded despite a downturn in Japan's economy and automotive industry. We continue to be optimistic about Japan as a source for future growth potential.

Financial Results

In 1995, the Company reached a significant milestone in its financial results. For the first time in Superior's history, the Company reached a record of over $500 million in net sales, a total of $522 million, up over 14 percent from 1994. 1995 was also the second best year in profit gains with $53 million in net income and $1.78 in earnings per share.

Despite difficulties with our chrome-plating facility in Fayetteville, we reported our second best quarter earnings last year. Consistent order levels and improvements in our OEM cast aluminum manufacturing process more than offset the impact of the start-up of our chrome-plating operations.

Producing new products and entering new markets rarely takes place without some pitfalls, but we are continually improving our technology and seeking new market opportunities. We made progress on improving our chrome-plating technology last year which could yield growth in earnings in 1996. The development of our ALCOA truck wheel program is well on its way and we plan to begin production on two new wheels for medium sized trucks this year. Shortly after year end, we signed a definitive joint-venture agreement with ALCOA to produce such wheels. Through the ALCOA joint-venture, we are entering an arena of new business with substantial annual revenue growth.

Sales in our aftermarket division decreased reflecting the soft market conditions in this area of the auto-motive industry. We have focused on adding several new aftermarket custom road wheels and continue to evaluate new and existing accessory product lines.

Outlook

While our outlook for 1996 is subject to change according to overall market conditions, we anticipate a solid year of continuing sales and earnings momentum comparable to 1994's performance. The Company will continue to benefit by the increasing penetration of aluminum wheels, particularly in the light-truck segment, which is currently the highest growth segment of the vehicle market. And through our new Technical Sales Center in Detroit, we will better service and continue to strengthen our existing relationships with our customers.

We enter 1996 with outstanding financial strength. Since we internally funded our capital expansion programs over the past three years to build a stronger company with increased production capability, we are now poised to generate significant cash from our operations. Chrome-plating has been a slow, costly progression of steps to correct start-up problems. Waste treatment was a major problem which we have totally re-designed, re-engineered and installed new equipment. We believe that we are very close to resolving the major items of concern in that plant. Our manufacturing processes are world class and we continue to be the lowest cost producer of aluminum wheels. The strength of our financial position will enable the Company to thrive during a growth period and sustain an economic downturn. Regardless of the economic environment, our balance sheets and resources are managed in such a way that allows us to succeed.

Last year, the Company increased the regular quarterly cash dividend 11 percent to a rate of $.05 per share, representing the twelfth consecutive year of cash dividend increases for Superior stockholders.

We reinstated our stock repurchase program for up to 1 million shares of common stock. Superior's repurchase of 850,000 shares of stock to date - a large investment valued at approximately $23 million - reflects our confidence in the strength and future of the Company.

Globalization has made the world our field of opportunity to cultivate and grow. We look to the future with great anticipation for solid growth and thank you for your continued interest and support of our Company.

European Plant

                                     [PHOTO]
Construction already underway at the Tatabanya, Hungary manufacturing facility

One of the most significant highlights of 1995 attesting to Superior's long-term global strategy is the signing of its joint-venture with German-based Otto Fuchs Metallwerke and the groundbreaking of its new aluminum wheel manufacturing facility in Tatabanya, Hungary. Designed for a total production capacity of 2.5 million wheels and $125 million in annual revenues, the plant will manufacturer both lightweight forged and low pressure cast aluminum wheels for the European automotive market. The Company plans to complete the facility's initial phase of construction and begin wheel shipments by early 1997.

Superior's alliance with Otto Fuchs, a well-known European manufacturer with sales of $1.2 billion, will position the Company as a major player in the European marketplace. First of all, the alliance will be a strong force in the European original equipment manufacturer (OEM) automotive wheel industry since it combines Otto Fuchs' lightweight forging process with Superior's technological expertise, lightweight low pressure casting process, and styling flexibility. Automakers are looking forward to the engineering expertise, and high standards of quality and cost control that Superior will bring to the European OEM market.

Secondly, Otto Fuch's established presence in Europe coupled with the lower costs and high skill labor force in Hungary will competitively position Superior in Europe's service and price driven OEM market.

Since announcing its plans for the European plant, Superior created significant interest among European OEMs and has gained a new customer base. The joint-venture already received its first long term contract from a major European automaker to supply 700,000 light forged wheels a year, filling over one third of the new Hungarian plant's initial capacity prior to the first year of operation.

                                    [PHOTO]
Ground breaking celebration attended by from left, Gunter Scheipermeier, General Partner and CEO, Otto Fuchs; Louis L. Borick, President; Wendel Schindele and Tatabanya mayor Janos Bencsik

New Detroit Office

The complexion of the OEM automotive industry is continually evolving. However, three constants that have become even more critical today in supplying to OEMs remain: pricing, service, and concept to customers. For that reason, the opening of Superior's Technical Sales Center in Detroit last year is so significant. It demonstrates the Company's full service commitment to customers.

Superior equipped its new Detroit office with the technology and staff to provide integral engineering support, reduced lead times, and more cost effective customer service. Through the expertise of its program managers, Superior is now taking a larger role in the customer's development process, interfacing with other system-related component suppliers and managing programs from concept to completion.

The new Technical Sales Center will not only increase Superior's presence in Detroit but it will enable the Company to maintain its integral relationship as a "full service" wheel supplier, a relationship that is expected to help grow our business.

Engineering & Manufacturing

Superior's ability to maintain its reputation as the world's leading manufacturer of OEM aluminum wheels is based on the Company's technological leadership, depth of expertise and foresight. Demonstrating the Company's foresight was the decision to establish a corporate-wide systems approach that would serve as a building block for Superior's long-term strategy to expand globally. The project, whereby all plants would be linked and share the same common data base for purchasing, inventory control, and delivery, was initially tested at the Company's Johnson City plant.

Last year, the Company focused on implementing this technology throughout all its plants, reorganizing document control into one centralized system and building the basis for a computerized project management system for engineering. This corporate-wide systems approach is critical to Superior's preparation for the QS9000, an independent audit for companies with international operations who must meet specific requirements involving documentation, traceability, and processes and quality control.

In addition to expanding and reorganizing its engineering resources with the opening of the new Technical Sales Center in Detroit, Superior continues to research new casting technologies that will improve the performance and cost of aluminum wheels. Currently, the Company is looking at bringing together the lightweight forging technology of its European joint-venture partner, Otto Fuchs, and Superior's styling flexibility to produce a lighter wheel design.

1995 also highlighted the start-up of production at Superior's new OEM aluminum wheel chrome-plating facility, and the completion of the second phase of expansion at its Fayetteville plant, now the largest OEM cast aluminum wheel facility in the world.

The groundbreaking of Superior's new plant in Hungary, where both lightweight forged and low pressure cast aluminum wheels will be manufactured for the European automotive market, marked a significant milestone for the Company. Along with the Company's state-of-the art manufacturing facility in Chihuahua, Mexico, the new plant in Hungary reinforces Superior as an internationally recognized corporation.

                                    [PHOTO]
         Production in Superior's fully automated chrome-plating plant

Original Equipment Manufacturing

                                    [PHOTO]
Superior is the exclusive supplier of light alloy wheels for the popular Nissan Primera sold in Japan

Superior has continued its leading position as the largest aluminum wheel manufacturer in the world and anticipates exciting prospects ahead as it moves into new products and expands its customer base and geographic reach.

Though Superior is positioned to benefit from greater aluminum wheel penetration, the Company has strategically lessened its dependence on North American installation of aluminum wheels through its chrome-plating technology, operations in Mexico, joint-ventures with Aluminum Company of America (ALCOA) and Topy Industries, and most recently, the new venture in Hungary with Otto Fuchs.

                                     [PHOTO]
                BMW Z-3 Roadster with Superior's stylized wheels

Expanding Global Reach

"Superior's decision to partner with Otto Fuchs made good sense," said James M. Ferguson, Vice President, OEM Marketing Group. "Otto Fuchs' process was competitive and lighter weight, but didn't have the styling flexibility of Superior's cast aluminum wheels. Together, we will be offering our customers the best product mix because we will provide the styling, affordability and mass that people are looking for."

The new plant in Hungary will present excellent opportunities for Superior and reinforce its presence in Europe. The joint-venture's first contract from a European OEM for 700,000 forged wheels will fill over one third of the initial capacity of the new plant. Furthermore, Superior is currently looking at several contract possibilities with European OEMs for cast aluminum wheels to be manufactured in Hungary.

Over the past three years, Superior has enjoyed strong relationships with several European OEMs including Bayerische Motoren Werke (BMW). Superior increased its BMW business last year with five new contracts and is now supplying wheels for the two-seat roadster, the new Z3, and the 3 and 5 series models. Wheels for the 3 and 5 series models will be manufactured at the Company's Chihuahua plant for export to Germany, demonstrating Superior's quality and cost competitiveness.

                                     [PHOTO]
               Newly designed Ford Explorer with Superior wheels

Developing Growth in Mexico and Japan

Operations in Mexico through the Company's facility in Chihuahua have been very successful, indicating additional growth opportunities for Superior. Superior has been creating more export opportunities out of its Mexico plant to offset the impact of the devaluation and provide its U.S. customers with additional foreign export credits. As U.S. automakers continue to invest more money in their Mexico operations and export more cars, Superior anticipates as much as 80 percent of the wheels produced in its Mexico plant will be used for export. However, the Company has the capacity to supply the local market in Mexico when the Mexican economy recovers.

Despite a downturn in Japan's economy and automotive industry, Superior has maintained its market share and looks to Japan as a good source for future growth. First of all, Superior's established relationship with Japanese OEMs positions the Company for increased business once the economy rebounds. Through the Company's joint-venture partnership with Topy Industries and by continually meeting and exceeding the high standards of Japanese OEMs, Superior has gained the confidence of Japanese manufacturers who have historically been reluctant to do business with U.S. suppliers. Secondly, Superior is ideally positioned to take advantage of the opportunities presented by last year's automotive trade agreement between Japan and the U.S. While the impact of the new trade agreement is not readily visible, the agreement is likely to increase the sale of U.S. automobiles and automotive parts to Japan.

Japan is also expected to be an excellent market for Superior's new line of cast aluminum wheels for medium sized commercial trucks and buses to be manufactured under the ALCOA name this year.

                                     [PHOTO]
          Pontiac Firebird with Superior chrome-plated aluminum wheels

Developing New Business Opportunities

Another growing business opportunity for Superior is its OEM chrome-plated aluminum wheels. Superior experienced some delays in gearing up operations at its chrome-plating facility in Fayetteville last year. However, the Company has been improving the chrome-plating process which could yield substantial financial results this year when it achieves operational goals and consistent week-to-week improvements. Phase I production is expected to run at full capacity to keep up with the pace of demand for chrome-plated aluminum wheels.

Strengthening Domestic Customer Base

Superior continues to strengthen its relationship as a key supplier to Ford and General Motors. The Company has maintained its status as Ford's only "full service" wheel supplier. In 1995, General Motors solidified its relationship with Superior by signing a "lifetime" contract for the production of cast aluminum wheels. Estimated to exceed $1 billion in GM business over the next five years, the contract pertains to the "lifetime" of all current models extending from 1996 to 2000.

Securing Future Opportunities

Superior's future in the OEM market is one of growth opportunities with new technology and processes, new products, new customers, and new plant locations.

Suppliers willing to make global investments today and support their customers' worldwide operations will secure increased business by OEM manufacturers in the future. Superior has already taken major strides to ensure its global competitive stance by making the financial commitment to meet customers' needs for technological enhancements, reduced costs, and globalization.

Aftermarket

Superior currently supplies 62 product lines and 3,000 parts for the automotive aftermarket ranging from steering wheels and covers, suspension products, seat belts and license plate holders to chrome-plated steel and aluminum road wheels. The Company's diverse aftermarket products are sold through some of the most prominent wholesalers and retail outlets in the U.S. and Canada including ITCO Tire Company, Les Schwab, Pep Boys, Auto-Zone, Northern Automotive, Belle Tire, Wal-Mart, Western Auto, Canadian Tire, and Paccar. Superior's aftermar-ket business accounted for 6.9 percent of overall revenue in 1995, a total of approximately $36 million. While this area of Superior's business was affected last year by softening aftermarket industry conditions, the Company has focused on developing products and expanding existing product lines with the most profitability and future sales potential.

For example, Superior expanded its exhaust extension line with new styles and finishes last year. The Company also introduced a new super wide cover for thicker steering wheels called the Super Sport Grip, and developed a new line of stretch on velour steering wheel covers. In addition, the recent introduction of several new after-market wheels developed last year has already resulted in orders in excess of $1 million with two additional styles to be introduced this year.

In 1996, Superior will continue to focus on developing profitable product lines such as interior accessories for the light truck and sport utility market. In addition, many of Superior's distributors are continuing to expand geographically, which should prove beneficial to the Company's after-market business in years to come.

                                    [PHOTO]
                  Assortment of aftermarket accessory products

Alcoa Joint-Venture

In 1993, Superior entered into a joint development project with ALCOA, the world's largest manufacturer of forged aluminum wheels for large trucks and buses, to develop a new line of cast aluminum wheels for medium sized commercial trucks and buses in the Class 3 through 8 range.

The Company made substantial progress last year by completing the development of the 19 1/2" cast aluminum wheel for Class 4 through 6 trucks. Superior plans to begin manufacturing wheels under the ALCOA name in 1996.

Although the marketing process involves more time to develop, the Company believes the ALCOA truck program will build momentum and open an arena of new business. This is another statement of confidence for the future growth of our Company.

                                    [PHOTO]
Example of successfully developed 19 1/2" cast aluminum truck wheel for class 4 through 6 trucks

Management's Discussion and Analysis of Financial Condition

RESULTS OF OPERATIONS

1995 Compared to 1994

Net sales in 1995 increased 14.3 percent to a record $522.0 million compared to $456.6 million in 1994. Higher net sales reflects higher pricing due to increased material costs to original equipment manufacturer (OEM) customers. The Company's OEM business increased $68.5 million, or 16.4 percent over 1994, with unit shipments of cast aluminum road wheels increasing 1.4 percent from 1994, while North American automotive production decreased 1.6 percent. Aluminum wheel installation rates on automobiles and light trucks rose to a record 43.9 percent for the 1995 model year from 41.0 percent for the 1994 model year and 39.5 percent for the 1993 model year. Management believes the trend of higher cast aluminum wheel installation rates will continue.

Aftermarket product net sales decreased $3.1 million, or 8.1 percent over 1994 as a sluggish economy impacted the entire aftermarket industry.

Gross profit was 21.8 percent of net sales in 1995 compared to 24.4 percent in 1994. Reduced gross profit margins reflect a number of factors. First, lower than expected OEM wheel shipment and production levels were accentuated by additional wheel making capacity added as a result of plant expansion activities in Fayetteville, Arkansas and Chihuahua, Mexico. Secondly, the price of raw material increased throughout the year. The aluminum content of selling prices to OEMs is adjusted to current market conditions which, when the Company, from time to time, enters into fixed purchase contracts, subjects the Company to the risks of market changes. The cost of aluminum is a significant component in the overall cost of a wheel. As the price of aluminum increases the effect is to reduce overall gross margin percentages although gross profit in absolute dollars remains unchanged. Finally, while the Company has ongoing programs to reduce costs to its customers and in the past, has generally been successful in substantially mitigating pricing pressure from its customers, it is becoming increasingly more difficult to do so without impacting margins. The Company will continue to aggressively implement cost savings strategies to meet customer pricing expectations and maintain margins; however, the impact of future customer pricing pressures and increasing industry-wide competition to the Company's financial position and results of operations is not known. Selling, general and administrative expenses, measured as a percentage of net sales, decreased to 3.8 percent in 1995 compared to 4.2 percent in 1994, and increased in absolute dollars. The increase in absolute dollars is a result of higher OEM commissions, which are paid as a percentage of sales dollars, and two aftermarket product liability lawsuit settlements.

Interest expense increased $426,000 compared to 1994. The largest component of the change was a reduction of capitalized interest in 1995 reflecting reduced OEM plant construction activities. However, the overall interest cost in 1995 was lower than 1994 due to current and prior year payments and prepayments on Senior notes, including the retirement of the 10.22% Senior notes, offset substantially by increased use of short-term borrowings required to manage working capital requirements.

Interest income decreased $734,000 over 1994 as cash and short-term investments were utilized to fund capital expenditures, repurchases of the Company's common stock and on-going working capital requirements.

Miscellaneous, net was $6.7 million and increased $5.9 million from 1994. Higher expenses primarily reflect $5.8 million of pre-production costs associated with the Fayetteville chrome-plating facility start-up, compared to $1.8 million of pre-production charges for the Chihuahua, Mexico and Fayetteville chrome-plating facilities in 1994, and investment and foreign exchange losses. The consolidated tax rate in 1995 decreased slightly to 37.5 percent of pre-tax income versus
37.6 percent in 1994. See Note 6 of the consolidated financial statements.

1994 Compared to 1993

Net sales in 1994 increased 16.2 percent to $456.6 million compared to $393 million in 1993. The increase was primarily attributable to growth in the Company's original equipment manufacturer (OEM) cast aluminum wheel business. Buoyed by a strong North American automotive market, the Company's OEM business increased $60.4 million, or 16.9 percent over 1993. Unit shipments of cast aluminum road wheels increased 15.5 percent from 1993, while average selling prices, which rose throughout the year, were slightly higher than 1993.

Aftermarket product net sales, without the impact of "Do-Ray," a Canadian mirror and light business sold in August, 1993, increased $7.4 million, or 23.5 percent over 1993, and reflected increases in the "Streetwear" product line, including new styles of aluminum and chrome-plated aluminum wheels. Year-to-date net sales in the aftermarket business increased $3.2 million, or 8.9 percent over 1993.

Gross profit was 24.4 percent of net sales in 1994 compared to 23.3 percent in 1993. Improved gross profit margins reflected higher customer order levels that translated into greater production requirements and more efficient and high plant utilization resulting in incrementally higher margins. Additionally, the Company's aggressive and ongoing cost containment programs continued to effectively reduce costs. The Company was able to achieve significant margin gains in spite of the January 17, 1994 Northridge earthquake, which resulted in a $1.1 million charge to earnings, and plant expansion activities at the new Chihuahua, Mexico OEM facility and at the Fayetteville, Arkansas OEM facility.

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

Interest expense decreased $1.4 million compared to 1993, reflecting current and prior year payments and prepayments of Senior notes. Accentuating this decrease was $1.9 million of interest that was capitalized as a result of the OEM plant expansion activities. Offsetting these decreases were higher interest costs relating to greater short-term borrowings required to manage working capital requirements.

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

Financial Condition, Liquidity and Capital Resources

Cash provided by operating activities was $83.7 million in 1995 compared to $50 million in 1994, reflecting strong earnings and high levels of non-cash charges such as depreciation and amortization that were offset somewhat by the build-up of inventories and the reduction of receivables. Higher inventory levels primarily reflect the higher cost of raw materials.

Strong cash flows from operating activities were supplemented through the partial liquidation of the Company's investment portfolio which, in turn, was utilized for a number of activities. The Company paid down outstanding short and long-term borrowings by a combined $42.8 million. Such payments included the retirement of the 10.22% Senior notes three years prior to scheduled maturity, and paying the maximum advance principal payments currently available in addition to the required principal payments on its 9.31% Senior notes. After paying the required principal payments on its 9.31% Senior notes in 1996, the Company will have effectively retired all of its long-term debt. The Company also funded OEM plant expansion and enhancements, including both the chrome-plating and cast aluminum wheel expansions in Fayetteville, Arkansas, and the second phase of the Chihuahua, Mexico wheel facility. Cash resources were also utilized for the retirement of 737,000 shares of the Company's common stock. Finally, the Company contributed $9.7 million to its Hungarian joint-venture with German-based Otto Fuchs Metallwerke ("Otto Fuchs"). See discussion below.

During 1995, the Company formalized its 50/50 joint-venture agreement with Otto-Fuchs to construct a plant in Tatabanya, Hungary for the production of both lightweight forged and low pressure cast aluminum wheels for the European automotive market. Ground breaking for this facility took place in the fourth quarter of 1995 and initial shipments are slated for the first quarter of 1997. The cost of this facility, currently estimated at $70 million, will be funded through mimimum equal capital contributions of approximately $20 million by each partner and long-term project financing.

Since 1990, funding for plant expansion, in excess of $325 million, has come from internally generated cash flow and working capital.

The value of the Mexican peso experienced a precipitous decline in value relative to the U.S. dollar and the local Mexican economy entered into a severe recession. This decline in value of the Mexican peso, which began in December 1994 with the Mexican government removing currency controls, continued throughout 1995. The impact of these declines in value relative to the Company's wholly owned subsidiary, Superior Industries de Mexico, SA de CV, has resulted in a cumulative unrealized translation loss of $13.8 million, net of taxes and has been charged directly to shareholders' equity. The Mexican production facility represents less than 10 percent of the Company's total capacity.

The softening of the North American automotive market during 1995, accentuated by the harsh winter weather conditions that continued into 1996, has reduced the Company's production requirements thereby creating excess manufacturing capacity. While management believes that 1996 will be a solid year for the Company and is optimistic about its long-term opportunities for growth, current economic conditions may continue and negatively impact customer order levels for aluminum road wheels. In addition, the start-up of the chrome-plating facility in Fayetteville, Arkansas may significantly impact the results of operations in 1996.

The Company's financial condition remains strong. In 1995, working capital and current ratio increased to $60.9 million and 1.7:1, versus $53.8 million and 1.5:1 in 1994, respectively,as the Company completed its domestic plant expansion program. The long-term debt to total capitalization ratio improved to
2.5 percent in 1995 from 10.3 percent in 1994. The Company believes it is well positioned to take full advantage of new and complementary business opportunities, expanding international markets and, at the same time, able to withstand downturns in the economy. During 1995, the Board of Directors announced an 11 percent increase in the cash dividend, representing the twelfth consecutive year of dividend payments and increases. Management anticipates continuing its policy of paying dividends; however, this is contingent upon various factors, including economic and market conditions, all of which cannot be accurately predicted.

During 1995 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and SFAS No. 123, "Accounting for Stock-Based Compensation" (See note 4 of the Consolidated Financial Statements), both of which become effective for fiscal years beginning after December 15, 1995. Had the Company elected early adoption of SFAS No. 121, management believes there would not be a material impact to the results of operations or financial position of the Company.

Inflation

Inflation did not have a material impact on the results of operations or the financial condition of the Company. The Company believes its purchasing and the majority of its customer contracts are structured to minimize the impact of changes caused by inflation.

Consolidated Statements of Income

                                                                Years Ended December 31,
                                                       1995               1994               1993
Net Sales                                        $ 521,997,000      $ 456,638,000      $ 393,033,000
Cost of Sales                                      408,200,000        345,270,000        301,569,000
Gross Profit                                       113,797,000        111,368,000         91,464,000
Selling, general and administrative expenses        19,965,000         19,203,000         16,887,000
Income From Operations                              93,832,000         92,165,000         74,577,000
Interest expense                                     3,288,000          2,862,000          4,298,000
Interest income                                      1,106,000          1,840,000          3,386,000
Miscellaneous expense, net                           6,732,000            839,000          1,025,000
                                                    (8,914,000)        (1,861,000)        (1,937,000)
Income Before Income Taxes                          84,918,000         90,304,000         72,640,000
Income Taxes                                        31,854,000         33,989,000         27,463,000
Net Income                                       $  53,064,000      $  56,315,000      $  45,177,000
Earnings Per Share                               $        1.78      $        1.85      $        1.47

See notes to consolidated financial statements.

Consolidated Balance Sheets

                                                                    December 31,
                                                               1995             1994
ASSETS
CURRENT ASSETS:
  Cash and equivalents                                    $  3,366,000     $  5,884,000
  Marketable securities, net                                 7,813,000       21,158,000
  Receivables, net
    Trade                                                   56,092,000       63,704,000
    Other                                                   14,797,000       17,619,000
                                                            70,889,000       81,323,000
  Inventories                                               53,823,000       44,746,000
  Deferred income taxes                                      5,382,000        5,899,000
  Other current assets                                       1,386,000        1,761,000
  Total current assets                                     142,659,000      160,771,000
PROPERTY, PLANT AND EQUIPMENT, net                         177,538,000      185,853,000
OTHER LONG-TERM ASSETS                                      21,573,000       11,059,000
                                                          $341,770,000     $357,683,000
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable and current portion of long-term debt     $ 13,628,000     $ 39,201,000
  Accounts payable                                          46,920,000       46,135,000
  Accrued liabilities                                       21,198,000       21,587,000
  Total current liabilities                                 81,746,000      106,923,000
LONG-TERM DEBT, net                                          5,814,000       23,075,000
OTHER LONG-TERM LIABILITIES                                 17,207,000       16,897,000
DEFERRED INCOME TAXES                                        7,850,000       10,606,000
SHAREHOLDERS' EQUITY                                       229,153,000      200,182,000
                                                          $341,770,000     $357,683,000

        See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

                                                           Unrealized
                                    Common Stock           Additional      Cumulative       Loss On
                              Number of                      Paid-In      Translation      Marketable      Retained
                               Shares        Amount          Capital       Adjustment      Securities      Earnings        Total
Balances at
December 31, 1992            19,998,460    $ 9,999,000    $ 71,908,000    $    101,000    $      --      $ 54,739,000  $136,747,000
Net income                         --             --              --              --             --        45,177,000    45,177,000
Stock options exercised,
  including related
  tax benefit                   114,818         58,000       2,080,000            --             --              --       2,138,000
Stock split                  10,031,136      5,016,000            --              --             --        (5,016,000)         --
Repurchases of
  common stock                  (83,000)       (42,000)     (3,199,000)           --             --              --      (3,241,000)
Cash dividends
  ($.11/share)                     --             --              --              --             --        (3,409,000)   (3,409,000)
Foreign currency
  translation                      --             --              --          (543,000)          --              --        (543,000)
Balances at
December 31, 1993            30,061,414     15,031,000      70,789,000        (442,000)          --        91,491,000   176,869,000
Net income                         --             --              --              --             --        56,315,000    56,315,000
Stock options exercised,
  including related
  tax benefit                    94,221         47,000       1,585,000            --             --              --       1,632,000
Repurchases of
  common stock                 (544,000)      (272,000)    (16,819,000)           --             --              --     (17,091,000)
Cash dividends
  ($.165/share)                    --             --              --              --             --      (4,913,000)     (4,913,000)
Unrealized losses:
  Foreign currency
    translation                    --             --              --       (10,130,000)          --              --     (10,130,000)
  Marketable
    securities                     --             --              --              --       (2,500,000)           --      (2,500,000)
Balances at
December 31, 1994            29,611,635     14,806,000      55,555,000     (10,572,000)    (2,500,000)    142,893,000   200,182,000
Net income                         --             --              --              --             --        53,064,000    53,064,000
Stock options exercised,
  including related
  tax benefit                   154,372         77,000       2,812,000            --             --              --       2,889,000
Repurchases of
  common stock                 (737,000)      (369,000)    (19,456,000)           --             --              --     (19,825,000)
Cash dividends
  ($.195/share)                    --             --              --              --             --        (5,749,000)   (5,749,000)
Unrealized losses:
  Foreign currency
    translation                    --             --              --        (3,256,000)          --              --      (3,256,000)
  Marketable
    securities                     --             --              --              --        1,848,000            --       1,848,000
Balances at
December 31, 1995            29,029,007    $14,514,000    $ 38,911,000    $(13,828,000)   $  (652,000)   $190,208,000  $229,153,000

See notes to consolidated financial statements.


Consolidated Statements of Cash Flows


                                                                 Years Ended December 31,
                                                          1995            1994            1993
NET CASH PROVIDED BY OPERATING ACTIVITIES             $ 83,747,000    $ 49,953,000    $ 72,713,000
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment             (25,903,000)    (60,231,000)    (53,834,000)
Investment in unconsolidated joint-venture              (9,664,000)           --              --
Proceeds from sales of investments                      17,732,000      29,377,000      78,369,000
Purchases of investments                                (2,911,000)    (26,834,000)    (82,519,000)
NET CASH USED IN INVESTING ACTIVITIES                  (20,746,000)    (57,688,000)    (57,984,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term borrowings (payments)                       (23,467,000)     28,267,000            --
Repurchases of common stock                            (19,825,000)    (17,091,000)     (3,241,000)
Payments of long-term debt                             (19,367,000)     (2,550,000)    (13,732,000)
Cash dividends                                          (5,749,000)     (4,913,000)     (3,409,000)
Stock options exercised                                  2,889,000       1,632,000       2,138,000
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES    (65,519,000)      5,345,000     (18,244,000)
Net Decrease in Cash and Equivalents                    (2,518,000)     (2,390,000)     (3,515,000)
Cash and Equivalents at Beginning of Year                5,884,000       8,274,000      11,789,000
Cash and Equivalents at End of Year                   $  3,366,000    $  5,884,000    $  8,274,000

See notes to consolidated financial statements.

Reconciliation of Net Income to Net Cash
Provided By Operating Activities

                                                            Years Ended December 31,
                                                      1995            1994            1993
Net Income                                        $ 53,064,000    $ 56,315,000    $ 45,177,000
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation and amortization                     27,716,000      26,604,000      21,695,000
  Provision for  retirement plans                    1,169,000       1,108,000         904,000
  Other non cash items                              (1,320,000)      1,043,000        (262,000)
Changes in assets and liabilities:
  (Increase) decrease in:
   Receivables, net                                 10,252,000     (16,044,000)     (7,042,000)
   Inventories                                      (9,077,000)    (18,112,000)     (2,112,000)
   Other items                                       3,786,000       3,637,000         422,000
  Increase (decrease) in:
   Accounts payable                                    785,000      (5,869,000)     15,341,000
   Accrued liabilities                                (389,000)        155,000       2,198,000
   Deferred income taxes                            (2,239,000)      1,116,000      (3,608,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES         $ 83,747,000    $ 49,953,000    $ 72,713,000

        See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES THE COMPANY

The principal business of Superior Industries International, Inc. and its subsidiaries (the Company), is the design and manufacture of cast aluminum road wheels primarily for the domestic original equipment manufacturer (OEM) market. It is also a leading manufacturer of custom road wheel and accessory products for the automotive aftermarket.

The Company maintains both domestic and foreign manufacturing facilities, including operations in Mexico and a manufacturing facility currently under construction through a 50 percent owned joint-venture in Hungary. As of December 31, 1995, the carrying amount of these foreign facilities is $29,500,000.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company, after elimination of all significant intercompany accounts and transactions. Investments in joint-ventures in which the Company has common stock ownership of 50 percent are accounted for on the equity method.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principals which require the use of estimates and assumptions by management.

FISCAL YEAR END

For presentation purposes, the Company denotes December 31 as the fiscal year end. However, the Company's fiscal year ends on the last Sunday of the calendar year.

FINANCIAL INSTRUMENTS

Financial instruments consist primarily of cash and equivalents, marketable securities, short-term borrowings and Senior notes. The Company generally places these financial instruments with high quality institutions operating in various industries, including government agencies, over a broad geographic area.

Cash equivalents consist primarily of certificates of deposit, carried at cost, which approximates market value. Certificates of deposit were $2,880,000 and $5,630,000 at December 31, 1995 and 1994, respectively.

Marketable securities, which generally consist of U.S. government agency securities, corporate bonds, money market preferred stock and equities, are all considered "available-for-sale" and are carried at the lower of cost or market on a portfolio basis. The stated maturities of market-able debt securities are generally over ten years. Market value at December 31, 1995, which was determined using quoted prices from national exchanges, resulted in a $652,000 unrealized loss recorded directly to shareholders' equity. The net realized loss from sales of available-for-sale securities utilizing the specific identification method was $709,000 and $99,000 for the years ended December 31, 1995 and 1994, respectively. At December 31, 1995 and 1994, marketable securities of $5,792,000 and $4,960,000, respectively, were pledged as collateral against outstanding letters of credit.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs of $3,265,000, $5,413,000 and $3,332,000 have been charged against operations during 1995, 1994 and 1993, respectively.

FOREIGN CURRENCY TRANSLATION

Foreign currency asset and liability accounts are translated at exchange rates in effect at the end of the accounting period. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation as well as gains and losses on intercompany foreign currency transactions are recorded as a separate component of shareholders' equity. Foreign exchange gains/(losses) of ($287,000), $164,000, and ($70,000) have been recorded as part of operations during 1995, 1994 and 1993, respectively.

In December 1994, the Mexican government devalued and then removed currency controls on the New Peso (the "Peso") which caused a decline in the value of the Peso relative to the U.S. dollar that continued throughout 1995. The impact of this decline in value has resulted in a cumulative unrealized translation loss of $13.8 million, net of related tax effects, and has been charged directly to shareholders' equity.

STATEMENTS OF CASH FLOWS

For purposes of the Consolidated Statements of Cash Flows, the Company considers all certificates of deposit and highly liquid investments with an original maturity of three months or less to be cash equivalents. Purchases and proceeds from investment transactions were all transacted in the Company's available-for-sale portfolio of debt and equity securities.

Interest paid, net of amounts capitalized (see note 10), and income taxes paid were $3,540,000 and $25,448,000 for 1995; $2,494,000 and $32,610,000 for 1994;
$4,543,000 and $27,779,000 for 1993, respectively.

RECLASSIFICATIONS

Certain prior year items have been reclassified to conform with current year presentations.

2. BORROWING ARRANGEMENTS

The Company maintains a $25,000,000 credit facility on a committed, unsecured basis expiring in May 1997. This facility provides for an interest rate of 40 or 50 basis points above either the Interbank Offered Rate or the Federal Funds rate, respectively. The Company also maintains combined line and letter of credit facilities under which it may borrow up to $30,000,000 on an uncommitted, unsecured basis at rates generally below prime. There were $4,800,000 and $28,267,000 in short-term borrowings outstanding at December 31, 1995 and 1994, respectively. The weighted average interest rates during 1995, 1994 and 1993 were 6.7 percent, 4.8 percent, and 3.9 percent, respectively.

The long-term debt of the Company is summarized as follows:

                                                                           December 31,
                                                                     1995             1994
9.31% Senior notes due 1997, with annual principal
payments of $8,333,000 beginning in 1995                          $11,666,000     $25,000,000
Capitalized lease obligations and other debt, substantially
all of which is secured by fixed assets, with various maturities
and interest rates ranging between 7.3 percent and 11.3 percent     2,976,000       3,438,000
10.22% Senior notes due 1998, with annual principal payments
of $2,143,000 was paid in full during 1995                                 --       5,571,000
                                                                   14,642,000      34,009,000
Less - Current portion                                              8,828,000      10,934,000
                                                                  $ 5,814,000     $23,075,000

The Senior notes and certain credit facility agreements contain, among other covenants, restrictions with respect to borrowings, dividends, investments, purchases and sales of assets outside the ordinary course of business, and certain guarantees. Also required is the maintenance of a minimum tangible net worth, as defined, of $180,000,000 and certain financial ratios.

Included with capitalized lease obligations and other debt is a capital lease of $1,260,000, funded through the proceeds of an industrial development revenue bond, payable in varying annual principal payments through 1999 with remaining interest rates ranging between 7.4 percent and 7.6 percent. The Company has guaranteed the repayment of the underlying bonds.

Future maturities of long-term debt are approximately $8,828,000 for 1996, $3,878,000 for 1997, $592,000 for 1998, $645,000 for 1999, $330,000 for 2000 and
$369,000 thereafter.

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

Included in property, plant and equipment at both December 31, 1995 and 1994, are buildings and equipment held under capital leases of $5,590,000 with accumulated amortization of $2,949,000 and $2,738,000, respectively.

The Company leases certain land, facilities and equipment under long-term operating leases expiring at various dates through 2063. The terms of certain of these leases require scheduled rent increases at specified intervals which are not dependent on the occurrence of any future events. Additionally, the Company reduced the amortization period of these same operating leases to appropriately match the estimated useful life of the underlying machinery. Total lease expense for all operating leases amounted to $5,040,000 in 1995, $4,183,000 in 1994 and $3,904,000 in 1993.

Future minimum payments under all leases are summarized as follows:

        Leases
Years Ending December 31,       Operating        Capital
1996                           $ 5,165,000     $  767,000
1997                             4,628,000        771,000
1998                             4,311,000        768,000
1999                             7,684,000        768,000
2000                             2,216,000        392,000
Thereafter                         371,000        392,000
                                24,375,000      3,858,000
Amounts representing interest           --        895,000
                               $24,375,000     $2,963,000

Future minimum payments of $3,803,000 for operating leases, including known rent escalations, and $2,352,000, including interest, for capital leases are payable to Louis L. Borick, President, and Juanita A. Borick. The amounts paid to Louis
L. Borick, Juanita A. Borick or a related entity owned by Louis L. Borick's children during 1995, 1994 and 1993, for all leases were $1,583,000, $1,571,000 and $1,542,000, respectively.

4. STOCK OPTIONS

At December 31, 1995 and 1994, the Company had reserved 2,243,965 and 2,398,337 shares of its common stock, respectively, for issuance to directors, officers and key employees under Stock Option Plans. Options are generally subject to grant at not less than fair market value on the date of grant and expire no later than ten years after the date of the grant. At December 31, 1995 and 1994, exercisable options to purchase shares of the Company's common stock totaled 844,726 and 616,540, respectively.

A summary of changes in outstanding options follows:

                                                                Years Ended December 31,
                                          1995                           1994                           1993
                                  Under           Option         Under           Option          Under         Option
                                 Option           Price          Option           Price         Option         Price
Options outstanding
        at beginning of year    1,432,223      $ 1.80-$39.88    1,413,944     $ 1.80-$39.88     444,446    $ 2.70-$22.63
Options granted                   137,000       24.50- 34.00      119,000      26.25- 31.00     602,500     19.08- 39.88
Stock split                            --                 --           --                --     485,948      1.80- 29.67
Options exercised                (154,372)       3.75- 31.00      (94,221)      5.19- 19.08    (114,818)     3.75- 15.09
Options canceled
        or expired               (113,375)      19.08- 31.00       (6,500)     15.09- 31.00      (4,132)     5.19- 15.09
Options outstanding
        at end of year          1,301,476      $ 1.80-$39.88    1,432,223     $ 1.80-$39.88   1,413,944    $ 1.80-$39.88

No significant amounts are reflected in the Company's income accounts with respect to these stock options. Proceeds from the sales of stock under option are credited to common stock at par value, with amounts in excess of par value credited to additional paid-in capital.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". Statement 123 introduces a fair-value based method of accounting for stock-based compensation and encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on this new fair value method. Currently, compensation expense for a stock option is measured on the first date at which both the number of shares and the exercise price are known. Under the Company's stock option plans, this would typically be the date of grant. To the extent the exercise price equals or exceeds the market value of the stock on the grant date, no expense is recognized.

The Company will adopt the disclosure requirements of Statement 123 during the year ended December 31, 1996, but, as permitted, does not intend to adopt its accounting rules for the recognition of compensation expense.

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

The components of cost for this retirement plan are as follows:

                                                  Years Ended December 31,
                                              1995          1994          1993
Service cost                                $315,000      $335,000      $226,000
Interest cost                                425,000       360,000       312,000
Net amortization                              54,000        55,000        55,000
Other unrecognized loss                       17,000          --            --
        Net cost                            $811,000      $750,000      $593,000

A schedule reconciling the projected benefit obligation with recorded plan liability follows:

                                                             December 31,
                                                         1995           1994
Actuarial present value of benefit obligations:
        Vested benefit obligation                    $ 3,690,000    $ 3,230,000
        Accumulated benefit obligation               $ 5,900,000    $ 4,962,000
Projected benefit obligation                         $ 6,497,000    $ 5,501,000
Unrecognized prior service cost                         (329,000)      (383,000)
Adjustment required to recognize minimum liability       457,000        330,000
Other unrecognized experience  losses                   (725,000)      (486,000)
        Recorded liability                           $ 5,900,000    $ 4,962,000

Actuarial assumptions for the retirement plan include seven percent for the assumed discount rate and five percent for the assumed rate of average future compensation increases for 1995 and 1994. During 1995, the Company recorded an adjustment of $127,000 to recognize the minimum pension liability required by Statement of Financial Accounting Standards No. 87. The adjustment, which had no effect on income, was offset by recording an equal amount as an intangible asset.

The Company has contributory employee retirement savings plans in addition to mandatory profit sharing plans covering substantially all of its employees. The employer contribution is determined at the discretion of the Company and totaled $2,605,000, $2,471,000 and $2,401,000 for 1995, 1994 and 1993, respectively.

The Company also has a deferred compensation agreement with its President under which the Company has agreed to pay certain amounts annually subsequent to retirement. For accounting purposes, the present value of such payments is being charged ratably to expense over the average estimated remaining years of active employment. These charges totaled $358,000, $358,000 and $300,000 for 1995, 1994 and 1993, respectively.

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

The provision (credit) for income taxes is comprised of the following components:

                                             Years Ended December 31,
                                       1995            1994            1993
Federal:  Current                  $22,338,000     $26,501,000     $24,836,000
          Deferred                   1,884,000       2,007,000      (1,421,000)
                                    24,222,000      28,508,000      23,415,000

State:    Current                    3,891,000       5,527,000       4,160,000
          Deferred                     208,000         169,000        (306,000)
                                     4,099,000       5,696,000       3,854,000

Foreign:  Current                      175,000         414,000          95,000
          Deferred                   3,358,000        (629,000)         99,000
                                     3,533,000        (215,000)        194,000
                                   $31,854,000     $33,989,000     $27,463,000

Total:    Current                  $26,404,000     $32,442,000     $29,091,000
          Deferred                   5,450,000       1,547,000      (1,628,000)
                                   $31,854,000     $33,989,000     $27,463,000

Provision is made for United States income taxes on undistributed earnings of international subsidiaries. Tax credits are accounted for as a reduction of the provision for income taxes in the year in which the credits arise.

The reconciliation of the statutory United States federal income tax rate to the Company's effective income tax rate is as follows:

                                                Years Ended December 31,
                                            1995          1994          1993
Statutory amount, computed
     at 35 percent                      $29,721,000   $31,606,000   $25,424,000
State tax provisions,
     net of federal income tax benefit    2,664,000     3,702,000     2,505,000
Foreign income taxed at rates
     other than the statutory rate         (107,000)     (592,000)     (602,000)
Federal tax credits                        (722,000)     (486,000)           --
Other, net                                  298,000      (241,000)      136,000
                                        $31,854,000   $33,989,000   $27,463,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                      December 31,
                                                                   1995            1994
Deferred tax assets
Insurance reserves not currently deductible                   $ (1,166,000)  $ (1,297,000)
Inventory reserves not currently deductible                       (569,000)      (520,000)
Other reserves not currently deductible                         (4,369,000)    (6,509,000)
Deferred compensation                                           (3,523,000)    (2,844,000)
Revenue recognized for tax purposes                               (597,000)      (437,000)
State taxes expensed currently, deductible in following year    (1,057,000)      (831,000)
Foreign currency translation adjustment                         (7,400,000)            --
Net operating loss carryforwards                                        --       (735,000)
Other                                                           (1,675,000)    (1,818,000)
                                                               (20,356,000)   (14,991,000)
Deferred tax liabilities
Differences between book and tax basis
        of property, plant and equipment                        19,351,000     18,068,000
Other                                                            3,473,000      1,630,000
                                                                22,824,000     19,698,000
                                                              $  2,468,000   $  4,707,000

7. SHAREHOLDERS' EQUITY

The common stock of the Company at December 31, 1995 consists of 100,000,000 authorized shares with a $.50 par value. The Company also has authorized 1,000,000 shares of preferred stock with a par value of $25.00, none of which has been issued.

The computation of earnings per share is based upon the weighted average number of common shares outstanding and common stock equivalents, when dilutive. During 1995, 1994 and 1993 the weighted average number of common shares outstanding was 29,895,000, 30,376,000 and 30,708,000, respectively.

8. BUSINESS SEGMENT

The Company manufactures motor vehicle parts and accessories for sale on normal, generally unsecured trade terms to original equipment manufacturers (OEMs) and the auto-motive aftermarket on an integrated one-segment basis. At December 31, 1995 and 1994, the allowance for doubtful accounts receivable was $722,000 and $541,000, respectively. The following percentages of the Company's consolidated net sales were made to the Ford Motor Company and General Motors Corporation:
1995, 47.4 percent and 41.2 percent; 1994, 47.0 percent and 41.0 percent; 1993,
46.8 percent and 42.4 percent.

9. INVENTORIES

                                               December 31,
                                           1995            1994
Raw materials                          $18,485,000     $18,210,000
Work in process                         12,815,000       8,965,000
Finished goods                          22,523,000      17,571,000
                                       $53,823,000     $44,746,000

Inventories (which include material, labor and factory overhead) are stated at the lower of cost, using the first-in, first-out (FIFO) method, or market.

10. PROPERTY AND DEPRECIATION

                                                    December 31,
                                                1995            1994
Land and buildings                          $ 47,900,000    $ 43,030,000
Machinery and equipment                      243,685,000     214,656,000
Leasehold improvements and other               4,540,000       4,487,000
Construction in progress                      13,764,000      30,609,000
                                             309,889,000     292,782,000
Less -
        Accumulated depreciation
        and amortization                     132,351,000     106,929,000
                                            $177,538,000    $185,853,000

Property, plant and equipment are recorded at cost. Major replacements or improvements are capitalized, with expenditures for minor replacements, maintenance and repairs and tooling costs charged against current operations. Maintenance and repairs charged against operations during 1995, 1994 and 1993 were $15,103,000, $12,113,000 and $10,877,000, respectively. Depreciation and amortization are generally provided on the straight-line method over the estimated useful lives which range from 3-33 years. Such depreciation and amortization of fixed assets totaled $25,947,000, $24,571,000 and $20,595,000 during 1995, 1994 and 1993, respectively. Costs and related accumulated depreciation of property replaced, retired or otherwise disposed of are removed from the accounts and gains or losses, if any, are included in the results of operations for the period. Property and equipment no longer used in operations are stated at the lower of cost or estimated net realizable value and included in other current assets.

Interest is capitalized on the construction of major facilities. Capitalized interest is recorded as part of the cost of the asset to which it is related and is depreciated over the asset's estimated useful life. Interest costs of $850,000, $1,933,000 and $405,000 were capitalized during 1995, 1994 and 1993, respectively.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of the Company's financial instruments are summarized as follows:

                                                  December 31,
                                         1995                      1994
                                 Carrying                  Carrying
                                  Amount     Fair Value     Amount     Fair Value
Assets:
        Cash and equivalents   $ 3,366,000  $ 3,366,000  $ 5,884,000  $ 5,884,000
        Marketable securities    7,813,000    7,813,000   21,158,000   21,158,000
        Long-term investments    6,883,000    6,883,000    5,322,000    5,322,000

Liabilities:
        Short-term borrowings    4,800,000    4,800,000   28,267,000   28,267,000
        Senior notes            11,666,000   12,048,000   30,571,000   31,033,000

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

12. LIABILITIES

The components of accrued and long-term liabilities are as follows:

                                                   December 31,
                                             1995               1994
Accrued
Payroll and related benefits              $ 9,665,000        $10,171,000
Insurance reserves                          3,969,000          4,473,000
Taxes, other than income tax                2,478,000          2,135,000
Income taxes                                2,217,000          1,579,000
Interest and dividends                      1,538,000          1,664,000
Tooling and maintenance                       718,000            732,000
Other                                         613,000            833,000
                                          $21,198,000        $21,587,000

Long-term
Executive retirement and deferred
        compensation plans                $ 8,290,000        $ 6,949,000
Deferred operating lease payments           7,168,000          6,262,000
Other                                       1,749,000          3,686,000
                                          $17,207,000        $16,897,000

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

14. OTHER INCOME

Other income (expense) includes pre-production costs of $5,830,000 and $1,100,000 relating to the start-up of the Fayetteville, Arkansas chrome-plating facility in 1995 and 1994, respectively. In 1994, other income (expense) includes pre-production costs of $730,000 related to the start-up of the Chihuahua, Mexico cast aluminum wheel facility.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands except per share amounts)

                                             December 31, 1995
                             First      Second     Third      Fourth     Total
                            Quarter    Quarter    Quarter    Quarter      Year
Net Sales                   $134,360   $142,761   $113,176   $131,700   $521,977
Gross Profit                  31,419     34,200     20,890     27,288    113,797
Net Income                    15,725     16,699      8,285     12,355     53,064
Earnings Per Share               .53        .56        .28        .42       1.78
Dividends Per Share             .045        .05        .05        .05       .195

                                             December 31, 1994
                             First      Second     Third      Fourth     Total
                            Quarter    Quarter    Quarter    Quarter      Year
Net Sales                   $105,938   $120,706   $107,384   $122,610   $456,638
Gross Profit                  24,574     30,328     26,138     30,328    111,368
Net Income                    12,515     15,397     12,642     15,761     56,315
Earnings Per Share               .41        .51        .42        .52       1.85
Dividends Per Share              .03       .045       .045       .045       .165

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

The Audit Committee of the Board of Directors, consisting solely of outside Directors, meets periodically with the independent public accountants and management to review and discuss the scope and major findings of the independent accountants' examination. The independent accountants have free access to the Audit Committee at any time.

Louis L. Borick
President and Chairman of the Board
R. Jeffrey Ornstein
Vice President & CFO

Report of Independent Public Accountants
To Superior Industries International, Inc.:

We have audited the accompanying consolidated balance sheets of Superior Industries International, Inc. (a California corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Industries International, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


Arthur Andersen LLP
Los Angeles, California
February 13, 1996