Form 10-K405, Exhibit 13
period 1996-12-31
SUPERIOR INDUSTRIES INTERNATIONAL INC
filed 1997-03-28
CIK 95552

                                                                    EXHIBIT 13.1




                                     Cover

                                      1996

                                     Annual

                                     Report








                    Superior Industries International, Inc.

(IFC)

The Company

Superior Industries International, Inc. is one of the world's leading manufacturers of cast aluminum wheels for the original equipment manufacturer
(OEM) automotive industry with sales of over $500 million in 1996. The Company is also a leading manufacturer of automotive accessory products for the aftermarket, supplying 68 product lines and 3,800 parts ranging from steering wheels and covers, suspension products, seat belts and license plate holders to chrome-plated steel and aluminum road wheels.

Superior, which is beginning its 40th year in business, grew from its modest beginnings as a small aftermarket supplier in 1957 to an internationally recognized corporation, one of the leading suppliers of OEM aluminum wheels in the world. With a strong presence in Detroit, Superior has enjoyed long term relationships with Ford and General Motors as their largest and one of their highest-rated suppliers. The Company has also expanded and is increasing its business with international customers, supplying to Chrysler de Mexico, BMW, Audi, and Jaguar as well as various Japanese manufacturers including Toyota, Mazda, Nissan, Subaru and Isuzu.

Throughout its history, Superior has aggressively pursued a growth-oriented approach with new technologies, capital improvements, and strategic investments to gain advantages over its competition. Approximately 4,500 employees operate 12 manufacturing plants and offices throughout the United States, Puerto Rico, Mexico and Europe. Together they bring a commitment to world-class excellence as Superior continues to target future growth markets and meet the global challenges of the 21st century.

Graph:
Shareholders' Equity (in millions)
$250
200
150
100
50
92      93      94      95      96

Graph:
Long-Term Debt (in millions)
$50
40
30
20
10
92      93      94      95      96

Certain statements included in this Annual Report which are not historical in nature are forward looking statements within the meaning of the Private Securities Legislation Act of 1995. Forward looking statements regarding the Company's future performance and financial results are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements due to a variety of factors. Factors that may impact such forward looking statements include, among others, changes in the condition of the industry, changes in general economic conditions and the success of the Company's strategic and operating plans.

Financial Highlights

(In thousands except share data)

Years Ended December 31,                   1996        1995         1994       1993        1992
Income Statement
Net Sales                                $504,241    $521,997    $456,638    $393,033    $325,314
Gross Profit                              101,713     113,797     111,368      91,464      61,942
Net Income                                 46,850      53,064      56,315      45,177      28,596
Balance Sheet
Current Assets                           $164,080    $142,659    $160,771    $141,219    $134,158
Current Liabilities                        76,369      81,746     106,923      75,991      63,296
Working Capital                            87,711      60,913      53,848      65,228      70,862
Total Assets                              357,590     341,770     357,683     310,123     267,198
Long-Term Debt, net                         1,940       5,814      23,075      34,004      44,073
Shareholders' Equity                      251,111     229,153     200,182     176,869     136,747
Financial Ratios
Current Ratio                               2.1:1       1.7:1       1.5:1       1.9:1       2.1:1
Long-Term Debt/Total Capitalization           0.8%        2.5%       10.3%       16.1%       24.4%
Return on Average Shareholders' Equity       19.5%       24.7%       29.9%       28.8%       23.8%
Share Data
Earnings                                 $   1.63    $   1.78    $   1.85    $   1.47    $    .94
Shareholders' Equity at Year-End             8.87        7.89        6.76        5.88        4.56
Dividends                                     .23         .19         .17         .11         .10

Quarterly Common Stock Price Information

                                  1996               1995                1994
                              High      Low       High     Low       High     Low
First Quarter                $  28    $23 7/8   $29      $23 7/8    $46 1/4  $31 3/8
Second Quarter               28 1/4    24 1/4    32 1/8   24 3/4     37       30
Third Quarter                26 1/2    22 7/8    35 3/4   25 3/4     34       28
Fourth Quarter               25 7/8    22 3/4    29       24 1/2     30 1/4   24 1/4

The common stock of Superior Industries International, Inc. is traded on the New York Stock Exchange (symbol: SUP). The Company had approximately 1,400 stockholders of record and 28.2 million shares outstanding as of January 31, 1997.

Cash Flow per Share (in dollars)
$3.00
 2.50
 2.00
 1.50
 1.00
  .50

 92      93      94      95      96

Net Sales (in millions)
$600
 500
 400
 300
 200
 100

 87      88      89      90      91      92      93      94      95      96

Earnings per Share (in dollars)
$2.00
 1.50
 1.00
  .50

 92      93      94      95      96

To Our Shareholders

In the competitive, ever-changing automotive OEM industry, Superior keeps evolving . . . even though we are the recognized leader in the aluminum wheel market. Since we introduced the first cast aluminum wheel to the OEM market in 1973 for the 1974 Mustang, there has been explosive growth. Installation rates of aluminum wheels climbed significantly year to year. We continue to achieve technological and financial successes and have consistently performed beyond customer expectations. Amid all that success, we are keenly aware of the industry's evolution. It's a new era in which OEMs are building closer ties with fewer tier one suppliers. Superior has developed large production economies of scale, technological expertise, the acumen to stay competitive in the world marketplace and a global presence to support our customers' worldwide operations. In 1996, we demonstrated our ability to successfully address these challenges, made significant strides to ensure future growth, and maintained a solid year of financial results.

First of all, we implemented an aggressive initiative last year to achieve significant cost reductions and other profit improvements by the end of 1997 and beyond. We developed programs to identify how each of our facilities and departments can contribute to the goal including cutting production costs, improving operating efficiencies as well as enhancing quality control and plant scheduling. This commitment comes from our management right down to the plant floor and we have already started to see the successful implementation of these programs through reduced costs at our plants. Secondly, we solidified our position as a tier one supplier by achieving QS-9000 Registration of our Rogers and Pittsburg OEM plants and engineering center in Fayetteville last year. Registration of all our other plants is expected by the end of 1997. Our ability to achieve registration for QS-9000 -- a quality system conformance standard jointly developed by Chrysler, Ford, and General Motors -- demonstrates Superior's continuing progress towards World Class excellence.


Adding to the progress in expanding our global presence was the timely completion of our new joint venture OEM plant in Hungary which remains on schedule to begin shipping wheels during the second quarter of 1997. Along with our facility in Mexico, which we are looking to expand with additional equipment, our new European plant will enable us to support the operations of Superior's growing client base.

Caption

"At Superior, we believe quality enhancement is synonymous with cost reduction. By improving the quality of our product, we have the ability to manufacture at less cost and meet our customers' pricing requirements." - Louis L. Borick

One of our most significant accomplishments was the resolution of start-up difficulties at our OEM chrome-plating facility. After assigning key personnel to oversee the operations and implementing the necessary capital and process improvements, we have seen an exceptional turn-around at our chrome plating plant and are confident this operation is now well on the road to making a positive impact on future earnings.

Last year also marked Superior's progress in other product markets that we have been developing. The achievements include development of aluminum truck wheels through our joint venture with ALCOA, and the expansion of our aftermarket product line with stylized wheels and other innovative accessory products. We have also advanced our expertise in aluminum casting to bring other components to the OEM automotive market. This effort resulted in the Company's first contract from General Motors to supply cast aluminum transmission brackets for the Oldsmobile Intrigue, with initial shipments scheduled in early 1998.

We solidified our presence with our OEM customers by expanding our Detroit Technical Sales Center with additional engineering and program management personnel and sophisticated computer equipment to improve design and service capabilities. This office has been instrumental in exceeding our customers' demand for additional product development involvement.

Financial Results

We are pleased with the Company's overall financial results for 1996, particularly since -- after absorbing significant losses at our chrome plating facility during the first three quarters -- we ended so strongly. Net income was $46.9 million and earnings per share were $1.63 compared to $53.1 million and $1.78 in 1995. Company-wide sales exceeded $504 million, a 3.4% decrease from 1995. The Company continued to achieve record unit shipments of aluminum road wheels with a 5% increase over 1995. This increase is strong considering overall light vehicle sales in North America were down 1% due to labor disruptions and severe winter weather.

We enter 1997 with a strong financial standing, exceptional cash flow, and key programs that focus on competitive strategic positioning and profitability improvement. Superior generated $97 million in cash from operations last year which will fuel the Company's ability to seize future opportunities and repurchase our Company's stock. In the long term, we are well positioned to achieve excellent growth and will continue to search for complementary businesses and products that extend our existing markets.

In closing, I would like to recognize the more than 4,500 Superior employees whose unrelenting focus on customer needs, cost, and quality serve as the major impetus that will enable the Company to seize growth opportunities, innovate new products and processes, and enhance our vision for the future. On behalf of each of them, I thank you for your continued support of our Company now and in the years to come.

Signature

Louis L. Borick
President and Chairman of the Board

Photo (Award)

Specialty Equipment Market Association (SEMA)
Hall of Fame Award presented to Louis L. Borick

Management Team

Superior is headed by seasoned and dedicated management that operates on teamwork, integrity, and productivity.

Under the careful leadership of Superior's President and Chairman, Louis Borick, the Company has maintained a history of financial stability and excellent profit margins that is second to none in the industry. An entrepreneur and major stockholder in Superior, Mr. Borick recognizes and takes advantages of market opportunities without risking the Company's financial strength. Superior's management structure is such that it promulgates the entrepreneurial spirit and synergy that has advanced the Company through 39 years of growth. The Company maintains ongoing communications between and within each division to ensure management stays apprised of expenses, production, inventory, and quality issues on a daily basis. Management also has the ability to solve problems quickly and react to customer needs which is essential in today's competitive automotive marketplace.

Superior believes strongly that integrity is the underpinning for every aspect of its business. It is what drives the Company to engineer and manufacture the highest quality products. And, it's the basis for the consistent exceptional service provided and sound financial decisions made by Superior.

Such integrity would not be possible if it were not ingrained in Superior's people. The Company's policy is to hire, train, and promote the best people in the industry with a goal of enabling each individual to realize his or her full potential. Superior recognizes that the individual talents and contributions of its people enhance the Company's competitive advantage.

From accounting and marketing to engineering and manufacturing, Superior has a solid infrastructure in place to successfully carry the Company into the 21st century and beyond.

Caption-Photo
Ray Brown, Senior Vice President; Lou Borick, President and
Chairman of the Board;
Jeff Ornstein, Vice President & CFO

Caption-Photo
Dan Levine, Corporate Secretary
and Assistant Treasurer;
Jeff Ornstein, Vice President & CFO

Caption-Photo

Mike O'Rourke, Vice President, OEM Programs;
Mike Dryden, Vice President, International Marketing;
Seated: Jim Ferguson, Vice President, OEM Marketing;
Ray Brown, Senior Vice President

Caption-Photo

Henry Maldini, Vice President, Engineering;
Bernie O'Neil, Director of Manufacturing

Caption-Photo

Del Schmitz, Vice President, Aftermarket;
Ron Escue, Vice President, Aftermarket Wheel Division;
Seated: Frank Monteleone, Vice President, Purchasing;
Joe D'Amico, Vice President, Materiel

Joint Ventures

Hungarian Plant

Last year marked a significant milestone for Superior's joint venture with Germany-based Otto Fuchs Mettalwerke, exemplifying the success of Superior's entry into the European market.

Superior completed the initial phase of construction of its new manufacturing plant in Hungary. The initial phase, designed for a capacity of 1.5 million wheels a year, is now equipped with state-of-the-art casting and forging machinery. After testing the equipment, the Company is now ramping up production on its previously announced order from Audi for 700,000 annual lightweight forged wheels. In 1996, the Company received a new multi-year contract to supply cast aluminum wheels for the new Audi TT convertible -- representing the first casting order for the plant. Shipment of these wheels to Audi's plant in Gyor, Hungary is scheduled to begin in April 1998.

The Audi contracts combined amount to a total of over $40 million in annual revenues and fill over one half of the plant's initial production capacity prior to the first full year of operation. The results of this newly established customer relationship reinforce the Company's growth opportunities in Europe.

Furthermore, Superior has been working very closely with other major European OEMs and is confident that the technical quality and cost benefits of the new Hungarian joint venture will result in increased cast and forged wheel business. Hungary's highly skilled labor force at competitive rates and close proximity to Western Europe, coupled with Otto Fuch's lightweight forging process and Superior's technological expertise and casting process, underline the Company's ability to succeed in the European OEM market.

Alcoa

Superior's joint venture with ALCOA, the world's largest manufacturer of forged aluminum wheels for large trucks and buses, continued to progress in 1996. Equipment to produce low-pressure cast aluminum truck wheels is now in place at the Company's plant in Van Nuys. With customer interest high, Superior is producing an initial run of sample 19 1/2" wheels for Class 4 through 6 trucks. The Company has also been developing a 17 1/2" wheel for Class 3 trucks and expects to begin full production on both wheels this year.

Through this joint venture, called ASI (Alcoa Superior International), Superior is opening an arena of new business that will become a successful addition to the Company's financial results in the near future.

Caption-Photo

Superior's European joint venture plant located in Hungary

Caption-Photo

New 19 1/2
cast aluminum
truck wheel developed
for ASI joint venture

Manufacturing

Superior has continually made strides in the global OEM market, demonstrating its technological leadership, depth of expertise, and progress toward World Class excellence. Last year was no exception.

As highlighted earlier in this annual report, the Company completed the construction of its state-of-the-art manufacturing facility in Tatabanya, Hungary. Completion of this new joint venture plant establishes a significant operational presence for Superior in the European marketplace. Built to support the business Superior anticipated receiving from European automakers, the Hungarian plant has already proven successful with orders filling over one-half of its initial capacity. The success of the operations in Hungary demonstrates Superior's expertise in designing, building, and equipping its own OEM wheel manufacturing facilities, selling a major portion of each facilities' production capacity prior to completion, and achieving profitable results within a short period of time.

Achieving World Class Excellence

In addition, Superior made an unprecedented commitment to achieve QS-9000 Registration of all its manufacturing facilities. QS-9000 was jointly developed by a Chrysler/Ford/General Motors Supplier Quality Requirements Task Force to harmonize the fundamental quality system expectations of the three major North American automakers.

Last year, Superior's Rogers and Pittsburg manufacturing facilities as well as its engineering center in Fayetteville were awarded QS-9000 Registration. Superior is one of the select automotive suppliers to achieve this newly created quality conformance -- standards that will secure the company's global competitive stance in the future. By the end of 1997, all of Superior's aluminum wheel plants are expected to receive registration.

This multi-registration of Superior's plants and engineering centers will allow for tremendous flexibility with OEM customers. Whereas most contracts require that a particular wheel program be produced at a specific plant, the goal of multi-registration is to allow production in multiple plants, therefore enabling the company to cross-load production and increase manufacturing efficiencies.

Caption-Photo

"Superior's position as a tier one supplier and growth in the international marketplace will carry the Company into the 21st Century."

Progress At Chrome-Plating Operations

Superior is most pleased to announce the progress made at its aluminum wheel chrome-plating facility last year. Located in Fayetteville, Arkansas, the facility is the first of its kind in the world using a highly specialized and automated process to manufacture chrome-plated aluminum wheels for the OEM market.

After experiencing significant delays in gearing up the plant's operations, Superior instituted major capital and process improvements. These improvements, coupled with key personnel changes to oversee the operation, resulted in an exceptional turnaround during the fourth quarter. Now that the plant is achieving consistent higher production levels at substantially reduced operating costs, Superior is focusing on increasing plant utilization and improving manufacturing efficiencies.

Measuring Cost-Reduction & Quality Enhancement

The Company's focus on cutting production costs, improving operating efficiencies and enhancing plant scheduling is not just limited to its chrome plating plant. Last year, Superior established an aggressive company-wide initiative to achieve significant cost reductions and other profit improvement by the end of 1997 and beyond.

From improvements in product engineering and higher performance manufacturing equipment to consistent output of higher quality products, the Company is identifying how each Superior facility and department can contribute to the goal. Key variables such as cost and labor per wheel as well as specific problems and opportunities are shared among all Superior plants and challenged periodically by a cost reduction management team. Through this cost reduction team, the Company has implemented extensive checks and balances to measure the manufacturing performance of each of its plants to ensure specific cost reduction and quality enhancement goals are met. Superior has already started to see successful implementation of this program through reduced costs at the Company's plants.

Preparing For Future Expansion

Superior has not only consistently improved and refined its manufacturing process, but the Company has maintained its reputation for prompt service and accurate delivery by paying attention to its markets and anticipating future capacity requirements.

In addition to studying opportunities in other markets of Latin America, the Company is looking into expanding its plant in Mexico with additional equipment. Superior anticipates as much as 80% of the wheels produced in its Mexico plant -- which is operating at the lowest manufacturing cost for the Company -- will be used for export as U.S. automakers continue to invest more money in their Mexico operations and export more cars. The Company has also focused on upgrading human resources and bringing new talent into the Company's plants to prepare for new products and future expansion.

Caption-Photo

Wheels exiting Automatic Machining Cell

Continuing improvement is key to the success of any business, and therefore progress is an essential element at Superior. It means finding new ways to enhance the quality and reduce the cost of Superior's product, increasing the Company's service to customers, and examining the potential for entirely new product applications of the Company's aluminum casting expertise.

Human Resource and Equipment Enhancements

Focused strongly on continual improvements is Superior's engineering team which has expanded into three geographic centers in Detroit, Fayetteville, and Van Nuys. All three centers are currently being equipped with additional and new state-of-the-art cad cam computers. Superior has also been adding design, quality and systems engineers to enhance its capabilities and provide customers greater assembly plant service. In particular, the newest Technical Sales Center in Detroit has strengthened Superior's customer relationships through its enhanced service and technical support.

Improved Processes

Superior is listening to customer needs more closely than ever to exceed their expectations. And, the Company has been broadening its aluminum wheel technology and adding value to its design and manufacturing processes through weight reduction procedures. Other enhancements include improving controls on casting procedures and practices to achieve even more consistent quality and improved productivity. Also, through new computer-simulated thermal analysis software as well as improved tooling fabrication processes and casting process enhancements, the Company has substantially reduced its research and development time schedules beyond customer expectations.

New Product Development

In addition, Superior worked on developing other aluminum products for the automotive industry as part of the Company's strategic plan for diversification. This effort by Superior's engineering team culminated last year in the Company's first contract from General Motors to supply cast aluminum transmission brackets for the Oldsmobile Intrigue. This order is significant since it represents the Company's entry into a new growth market with opportunities to expand into other aluminum products such as chassis, suspension and engine components. As a technological leader in aluminum foundry, Superior is positioned to benefit by the increasing demand for aluminum components which are replacing many traditional iron forged and steel parts.

Caption-Photo

"Superior's engineering team made a breakthrough last year with the development of a new aluminum product for the automotive industry, representing the Company's entry into a new growth market with opportunities for further diversification."

Aftermarket

While Superior's aftermarket business accounted for about 6% of overall revenue in 1996, the opportunity for growth is excellent. During the year, the Company acquired certain new product lines and continues to work on new product ideas. With industry-wide consolidation, more enhanced accessories being offered as standard equipment on new cars, and increasing demand for price concessions, the evolving automotive aftermarket is creating new challenges for Superior -- challenges the Company views as opportunities. Superior is meeting these chal-lenges with its expertise to diversify further into other growth industries, develop and acquire new product lines for the aftermarket, and broaden the Company's distribution base.

In addition to popular accessory items, Superior has been focusing on the extension of its existing product lines -- a profitable growth area for the Company. Last year, Superior acquired the "Perfection" product lines from Walker Manufacturing Company, adding approximately $3 million in annual revenues to the Company's aftermarket business. The newly acquired product lines, some of which are new accessories for Superior, include convoluted tubing and suspension products.

Superior's aftermarket wheel line, comprised of 28 different styles of steel, chrome-plated steel, and aluminum road wheels, continues to be popular among tire dealers and large wholesalers. The Company has strategically expanded its network of distributors and worked closely with customers to create new wheel designs that are consumer-driven. Last year, the Company established various accounts with distribution in new geographical areas such as Florida, Mississippi and Texas. In addition, Superior developed five new wheel designs that have proven to be successful in the marketplace.

Superior currently supplies 68 product lines and 3,800 parts for the automotive aftermarket ranging from steering wheels and covers, suspension products, seat belts and license plate holders to chrome-plated steel and aluminum road wheels. The Company's diverse aftermarket products are sold in the U.S. and Canada through such prominent wholesalers and retail outlets as ITCO Tire Company, Les Schwab, Pep Boys, AutoZone, Northern Automotive, Belle Tire, Wal-Mart, Western Auto, Canadian Tire, and Paccar.

Caption-Photo

Innovative new accessory products demonstrating excellent quality, variety, styling and packaging

Caption-Photo

Additional examples of new products

Original Equipment Market

International Business

Business with international customers was one key to Superior's growth in the OEM market last year and will be the focus of Superior's growth in the future. Shipments to international customers doubled to 6% of Superior's total OEM unit shipments in 1996. Superior projects this part of its business will increase to 10% in the future as the Company continues to build upon its relationships with OEMs abroad and expand its customer base.

Several years of working on a customer relationship with BMW (Bayerische Motoren Werke) resulted in a significant amount of business that continues to grow each year. Through Superior's joint venture in Hungary, the Company has now established a new relationship with Audi and an annual business estimated at $40 million for the new European plant. Superior's business with Japanese customers continues to increase through the expansion of existing wheel programs as well as new contracts. Most significant was Superior's growth in business with Toyota and Nissan last year, evident by major new tooling orders.

Domestic Programs

As a key supplier to Ford and General Motors, Superior led the industry as one of the leading suppliers of aluminum wheels in the world. Superior continued to receive new replacement business for existing wheel programs such as for General Motors' Chevrolet and Oldsmobile minivans. Calling for a 30% increase in tooling capacity, this new replacement business for the new model year represented over $30 million in annual revenues. Another highlight was the new business secured from Ford to supply aluminum wheels for the Windstar minivan, a contract valued in excess of $30 million in annual revenues.

By every measure made, Superior is one of the world's leading manufacturers of OEM aluminum wheels with respect to technology, market share, quality and reliability. And the Company will remain that way.

Though Superior is positioned to benefit from greater aluminum wheel penetration, the Company's focus for future growth is on the expansion of its customer base and geographic reach as well as new product markets.

Caption-Photo

"By every measure made, Superior is one
of the world's leading
manufacturers of
OEM aluminum wheels with respect to technology, market share, quality and reliability. And the Company will remain that way."

Ford Explorer

Caption-Car Photos

Buick Regal GS Sedan
Mercury Mountaineer
Mercury Sable
BMW Roadster
Toyota 4Runner
Mercury Cougar
Chevrolet Suburban 1500 4x4
Chevrolet Camaro Z28
BMW 540i Sedan

Financial Outlook

Considering all of Superior's accomplishments last year, nothing says more about the strength and vitality of the Company than its cash flow. Superior generated $97 million in cash from operations. Combining powerful cash generating capability with a tradition of market innovation and growth, Superior has a very bright future.

Installation of aluminum wheels continues to rise. Last year, Superior's total OEM shipments were up 5% while overall North American automobile production was virtually flat. Sales to international customers are expected to continue growing and should account for 10% of Superior's OEM business in the next 12 months. All aspects of the Company are under control. Superior's cost-cutting initiative established in 1996 is expected to realize significant cost reductions and other profit improvements by the end of this year, with the full effect to be felt in 1998 and beyond.

Superior's chrome-plating operations reported an exceptional turnaround during the fourth quarter and, accordingly, have now been consolidated into the Company's regular financial statements. This turnaround, coupled with the increase in aluminum wheel usage on North American vehicles and expanding shipments to international customers will result in continued earnings performance and gains in 1997.

Furthermore, growth opportunities are already being realized in Europe with the completion of Superior's joint venture plant in Hungary. Superior is close to announcing additional cast and forged wheel orders for its European plant, continuing to fill capacity and increase production efficiency. In addition, new product lines developed for the automotive aftermarket and OEMs are beginning to yield results and represent exceptional growth opportunities for the Company.

Superior's virtually debt-free balance sheet will enable the Company to explore additional strategic growth opportunities and repurchase the Company's stock. To date, the Company purchased over 1.5 million shares of stock against the currently authorized 2 million share program. In 1996, Superior stockholders enjoyed the thirteenth consecutive year of cash dividend increases. Commencing with the second quarter dividend, the Company increased its quarterly cash dividend by 20% to a rate of $.06 per share.

With a strong capital base to seek new market and product opportunities and the strategies that will ensure the Company's continued success, Superior has never been in a better position to face the challenges of the 21st century.

Caption-Photo

"Superior enters 1997 with a tradition of market innovation and growth, a strong capital base to seek new market and product opportunities, and the strategies that will ensure the Company's continued success."

Results of Operations

Management's Discussion and Analysis of Financial Condition

Summary of Sales by Product Line
(In Thousands)

For the Years Ended December 31,               1996          1995          1994
OEM cast aluminum road wheels               $472,431      $486,045      $417,537
Aftermarket                                   31,810        35,952        39,101
                                            $504,241      $521,997      $456,638


1996 Compared to 1995

Net sales in 1996 decreased 3.4 percent to $504.2 million compared to the record net sales achieved in 1995 of $522.0 million. The Company continued to achieve record unit shipments of cast aluminum road wheels with a 4.9 percent increase over 1995 shipments. This increase in unit shipments occurred despite a 1.2 percent decline in North American automotive production. Based on Wards Automotive, an industry publication, aluminum wheel installation rates on automobiles and light trucks rose to a record 46.1 percent for the 1996 model year compared to 43.9 percent for the 1995 model year, 41.0 percent for the 1994 model year and 39.5 percent for the 1993 model year. The modest decline from 1995 sales primarily reflects reduced prices as a result of lower material costs to original equipment manufacturer (OEM) customers. 1996 net sales for the Company's Aftermarket products decreased $4.1 million or 11.5 percent from 1995 due to the continued economic sluggishness in the aftermarket segment of the automotive industry.

Gross profit margin was 20.2 percent of net sales in 1996 compared to 21.8 percent in 1995. While the Company has ongoing programs to reduce costs to its customers and, in the past, has generally been successful in substantially mitigating pricing pressure from its customers, it is becoming increasingly difficult to do so without impacting margins. The Company will continue to aggressively implement cost saving strategies to meet customer pricing expectations and maintain margins; however, the impact of future customer pricing pressures and increasing industrywide competition to the Company's financial position and results of operations is not known. During 1996, the price of raw material decreased throughout the year. The aluminum content of selling prices to OEM customers is adjusted to current market conditions which subjects the Company to the risks of market changes when the Company, from time to time, enters into fixed purchase contracts. The cost of aluminum is a significant component in the overall cost of a wheel. As the price of aluminum decreases, the effect is to increase overall gross margin percentage although gross profit in absolute dollars remains unchanged. However, this percentage increase did not occur in 1996 due to several offsetting factors.

During 1996, plant utilization rates were affected by difficulties maintaining level loading of plant production as a result of several customer work stoppages throughout the year and severe winter weather early in the year. These difficulties were accentuated by additional wheel making capacity added as a result of plant expansions in prior years. Also, starting in the fourth quarter of 1996, operating results of the Fayetteville, Arkansas chrome plating plant are being consolidated with those of the entire Company, thereby reducing the overall gross profit margin percentage. Refer to the discussion below on Miscellaneous, net regarding the start-up of chrome plating operations. Selling, general and administrative expenses in 1996 are approximately the same as 1995, both as a percentage of net sales and in absolute dollars. A decline in selling expenses in 1996 was substantially offset by increased legal expenses associated with defending certain lawsuits.

Interest expense in 1996 was $1.5 million compared to $3.3 million in 1995. This reduction occurred from the payments of the Senior notes and from not requiring short-term borrowings during 1996, as had been required for 1995 working capital requirements.

Superior Industries International, Inc.               13

Interest income was approximately the same as the prior year as cash generated from operations continued to be utilized to fund capital expenditures, joint venture investments, repurchases of the Company's common stock and on-going working capital requirements. Moving forward into 1997, management expects cash to continue increasing with a related increase in the amount of interest income earned by the Company.

Miscellaneous, net for 1996 includes $7.4 million of pre-operating losses from the Fayetteville, Arkansas chrome plating plant compared to $5.8 million of pre-operating losses in 1995. During 1996, the Company instituted major improvements in its chrome plating operations which are expected to decrease its ongoing operating costs. Accordingly, the pre-production period was deemed by management to cease as of September 30, 1996. Thereafter, the Company began consolidating the operating results of the chrome plating plant with those of the entire Company for the fourth quarter of 1996. The results of chrome-plating for the fourth quarter 1996 were a $0.1 million loss after charging $0.6 million of depreciation.

The consolidated tax rate in 1996 decreased to 36.75 percent of pre-tax income from 37.5 percent in 1995. The reduced rate resulted from greater utilization of federal tax credits and lower state income taxes. The Company expects a modest decrease in the tax rate in the future. See Note 6 of the consolidated financial statements.

1995 Compared to 1994

Net sales in 1995 increased 14.3 percent to a record $522.0 million compared to $456.6 million in 1994. Higher net sales reflects higher pricing due to increased material costs to OEM customers. The Company's OEM business increased $68.5 million, or 16.4 percent over 1994, with unit shipments of cast aluminum road wheels increasing 1.4 percent from 1994, while North American automotive production decreased 1.6 percent.

Aftermarket product net sales decreased $3.1 million, or 8.1 percent over 1994 as a sluggish economy impacted the entire aftermarket industry.

Gross profit was 21.8 percent of net sales in 1995 compared to 24.4 percent in 1994. Reduced gross profit margins reflect a number of factors. First, lower than expected OEM wheel shipment and production levels were accentuated by additional wheel making capacity added as a result of plant expansion activities in Fayetteville, Arkansas and Chihuahua, Mexico. Secondly, the price of raw material increased throughout the year causing lower overall gross margin percentages although gross profit in absolute dollars remains unchanged. Finally, while the Company has ongoing programs to reduce costs to its customers, pricing pressure from its customers may not be fully mitigated without impacting margins.

Selling, general and administrative expenses, measured as a percentage of net sales, decreased to 3.8 percent in 1995 compared to 4.2 percent in 1994, and increased in absolute dollars. The increase in absolute dollars is a result of higher OEM commissions, which are paid as a percentage of sales dollars, and two aftermarket product liability lawsuit settlements. Interest expense increased $0.4 million compared to 1994. The largest component of change was a reduction of capitalized interest in 1995 reflecting reduced OEM plant construction activities. However, the overall interest cost in 1995 was lower than 1994 due to current and prior year payments and prepayments on Senior notes, including the retirement of the 10.22% Senior notes, offset substantially by increased use of short-term borrowings required to manage working capital requirements.

Interest income decreased $0.7 million over 1994 as cash and short-term investments were utilized to fund capital expenditures, repurchases of the Company's common stock and on-going working capital requirements.

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

                    Superior Industries International, Inc.

Financial Condition, Liquidity and Capital Resources

Cash provided by operating activities was $96.5 million in 1996 compared to $83.7 million in 1995, reflecting strong earnings and high levels of non-cash charges such as depreciation and amortization that were supplemented by reductions of inventories and receivables. Lower inventory levels primarily reflect the lower cost of raw materials.

Strong cash flows from operating activities were utilized for a number of activities. The Company paid down outstanding short and long-term borrowings by a combined $13.6 million, including the required principal payments on its 9.31% Senior notes. After paying the required principal payments on its 9.31% Senior notes in 1997, the Company will have effectively retired all of its long-term debt. The Company also funded OEM plant enhancements, including improvements to the chrome-plating plant in Fayetteville, Arkansas. Cash resources were also utilized for the retirement of 740,000 shares of the Company's common stock. Finally, the Company contributed its remaining investment of $10.6 million to its Hungarian joint venture with German-based Otto Fuchs Metallwerke ("Otto Fuchs"). See discussion below.

During 1995, the Company formalized its 50/50 joint-venture agreement with Otto Fuchs to construct a plant in Tatabanya, Hungary for the production of both lightweight forged and low pressure cast aluminum wheels for the European automotive market. Ground breaking for this facility took place in the fourth quarter of 1995 and initial shipments are slated for the second quarter of 1997. The cost of this facility, approximately $70 million, was funded through equal capital contributions by each partner and long-term project financing. Since 1990, funding for plant expansion in excess of $339 million, has come from internally generated cash flow and working capital.

During 1996, the value of the Mexican peso experienced relative stability to the U.S. dollar as a result of the local Mexican economy achieving moderate growth. Since 1990, the Mexican peso has repeatedly experienced periods of relative stability followed by periods of major decline in value. The impact of these declines in value relative to the Company's wholly owned subsidiary, Superior Industries de Mexico, SA de CV, has resulted in a cumulative unrealized translation loss of $13.8 million, net of taxes and has been charged directly to shareholders' equity. The Mexican production facility represents less than 10 percent of the Company's total capacity.

The Company's financial condition remains strong. In 1996, working capital and current ratio increased to $87.7 million and 2.1:1, versus $60.9 million and 1.7:1 in 1995, respectively, as the Company paid down its debt and repurchased its common stock. The long-term debt to total capitalization ratio improved to
0.8 percent in 1996 from 2.5 percent in 1995. The Company believes it is well positioned to take full advantage of new and complementary business opportunities, expanding international markets and, at the same time, able to withstand downturns in the economy.

During 1996, the Board of Directors announced a 20 percent increase in the cash dividend, representing the thirteenth consecutive year of dividend payments and increases. Management anticipates continuing its policy of paying dividends; however, this is contingent upon various factors, including economic and market conditions, all of which cannot be accurately predicted.

Inflation

Inflation did not have a material impact on the results of operations or the financial condition of the Company. The Company believes its purchasing and the majority of its customer contracts are structured to minimize the impact of changes caused by inflation.

                    Superior Industries International, Inc.

Consolidated Statements of Income

Years Ended December 31,                               1996              1995             1994
Net Sales                                         $ 504,241,000    $ 521,997,000    $ 456,638,000
Cost of Sales                                       402,528,000      408,200,000      345,270,000
Gross Profit                                        101,713,000      113,797,000      111,368,000
Selling, general and administrative expenses         19,931,000       19,965,000       19,203,000
Income From Operations                               81,782,000       93,832,000       92,165,000
Other Income (Expense)
 Interest expense                                    (1,484,000)      (3,288,000)      (2,862,000)
 Interest income                                      1,158,000        1,106,000        1,840,000
 Miscellaneous, net                                  (7,385,000)      (6,732,000)        (839,000)
                                                     (7,711,000)      (8,914,000)      (1,861,000)
Income Before Income Taxes                           74,071,000       84,918,000       90,304,000
Income Taxes                                         27,221,000       31,854,000       33,989,000
Net Income                                        $  46,850,000    $  53,064,000    $  56,315,000
Earnings Per Share                                $        1.63    $        1.78    $        1.85


See notes to consolidated financial statements

                    Superior Industries International, Inc.

Consolidated Balance Sheets

December 31,                                                1996            1995
ASSETS
CURRENT ASSETS:
  Cash and equivalents                                  $ 36,815,000   $  3,366,000
  Short-term investments, net                              5,288,000      7,813,000
  Receivables, net
    Trade                                                 52,465,000     56,092,000
    Other                                                 14,102,000     14,797,000
                                                          66,567,000     70,889,000
  Inventories                                             47,730,000     53,823,000
  Deferred income taxes                                    5,970,000      5,382,000
  Other current assets                                     1,710,000      1,386,000
  Total current assets                                   164,080,000    142,659,000
PROPERTY, PLANT AND EQUIPMENT, net                       161,670,000    177,538,000
OTHER LONG-TERM ASSETS                                    31,840,000     21,573,000
                                                        $357,590,000   $341,770,000
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable and current portion of long-term debt   $  3,874,000   $ 13,628,000
  Accounts payable                                        46,178,000     46,920,000
  Accrued liabilities                                     26,317,000     21,198,000
  Total current liabilities                               76,369,000     81,746,000
LONG-TERM DEBT, net                                        1,940,000      5,814,000
OTHER LONG-TERM LIABILITIES                               17,850,000     17,207,000
DEFERRED INCOME TAXES                                     10,320,000      7,850,000
SHAREHOLDERS' EQUITY                                     251,111,000    229,153,000
                                                        $357,590,000   $341,770,000


See notes to consolidated financial statements

                    Superior Industries International, Inc.

Consolidated Statements of Shareholders' Equity

                                        Unrealized
                       Common Stock   Additional   Cumulative      Loss On
                         Number of      Paid-In    Translation    Short-term   Retained
                          Shares        Amount       Capital       Adjustment  Investments     Earnings        Total
Balances at
December 31, 1993       30,061,414   $15,031,000   $70,789,000  $   (442,000) $         --  $ 91,491,000  $176,869,000
Net income                      --            --            --            --            --    56,315,000    56,315,000
Stock options exercised,
  including related
  tax benefit               94,221        47,000     1,585,000            --            --            --     1,632,000
Repurchases of
  common stock            (544,000)     (272,000)  (16,819,000)           --            --            --   (17,091,000)
Cash dividends
  ($.165/share)                 --            --            --            --            --    (4,913,000)   (4,913,000)
Unrealized losses:
  Foreign currency
    translation                 --            --            --   (10,130,000)           --            --   (10,130,000)
  Short-term
    investments                 --            --            --            --    (2,500,000)           --    (2,500,000)
Balances at
December 31, 1994       29,611,635    14,806,000    55,555,000   (10,572,000)   (2,500,000)  142,893,000   200,182,000
Net income                      --            --           --             --            --    53,064,000    53,064,000
Stock options exercised,
  including related
  tax benefit              154,372        77,000     2,812,000            --            --            --     2,889,000
Repurchases of
  common stock            (737,000)     (369,000)  (19,456,000)           --            --            --   (19,825,000)
Cash dividends
  ($.195/share)                 --            --            --            --            --    (5,749,000)   (5,749,000)
Unrealized losses:
  Foreign currency
    translation                 --             --           --    (3,256,000)           --            --    (3,256,000)
  Short-term
    investments                 --            --            --            --     1,848,000            --     1,848,000
Balances at
December 31, 1995       29,029,007    14,514,000    38,911,000   (13,828,000)     (652,000)  190,208,000   229,153,000

Net income                      --            --            --            --            --    46,850,000    46,850,000
Stock options exercised,
  including related
  tax benefit               34,559        17,000       561,000            --            --            --       578,000
Repurchases of
  common stock            (739,900)     (370,000)  (18,627,000)           --            --            --   (18,997,000)
Cash dividends
  ($.23/share)                  --            --            --            --            --    (6,554,000)   (6,554,000)
Unrealized losses:
  Foreign currency
    translation                 --            --            --       (17,000)           --            --       (17,000)
  Short-term
    investments                 --            --            --            --        98,000            --        98,000
Balances at
December 31, 1996       28,323,666   $14,161,000   $20,845,000  $(13,845,000)    $(554,000) $230,504,000  $251,111,000



See notes to consolidated financial statements.

                        Superior Industries International, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31,                                  1996            1995          1994
NET CASH PROVIDED BY OPERATING ACTIVITIES            $ 96,548,000   $ 83,747,000   $ 49,953,000
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment            (13,465,000)   (25,903,000)   (60,231,000)
Investment in unconsolidated joint ventures           (11,410,000)    (9,664,000)            --
Proceeds from sales of investments                      1,350,000     17,732,000     29,377,000
Purchases of investments                                 (973,000)    (2,911,000)   (26,834,000)
NET CASH USED IN INVESTING ACTIVITIES                 (24,498,000)   (20,746,000)   (57,688,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term borrowings                                  (4,800,000)   (23,467,000)    28,267,000
Repurchases of common stock                           (18,997,000)   (19,825,000)   (17,091,000)
Payments of long-term debt                             (8,828,000)   (19,367,000)    (2,550,000)
Cash dividends                                         (6,554,000)    (5,749,000)    (4,913,000)
Stock options exercised                                   578,000      2,889,000      1,632,000
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES   (38,601,000)   (65,519,000)     5,345,000
Net Increase (Decrease) in Cash and Equivalents        33,449,000     (2,518,000)    (2,390,000)
Cash and Equivalents at Beginning of Year               3,366,000      5,884,000      8,274,000
Cash and Equivalents at End of Year                  $ 36,815,000   $  3,366,000   $  5,884,000
See notes to consolidated financial statements



                    Superior Industries International, Inc.

Reconciliation of Net Income to
Net Cash Provided By Operating Activities

Years Ended December 31,                              1996           1995           1994
Net Income                                       $ 46,850,000   $ 53,064,000   $ 56,315,000
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation and amortization                    27,330,000     27,716,000     26,604,000
  Provision for retirement plans                    1,098,000      1,169,000      1,108,000
  Other non cash items                                 12,000     (1,320,000)     1,043,000
Changes in assets and liabilities:
  (Increase) decrease in:
   Receivables, net                                 4,322,000     10,252,000    (16,044,000)
   Inventories                                      6,093,000     (9,077,000)   (18,112,000)
   Other items                                      3,357,000      3,786,000      3,637,000
  Increase (decrease) in:
   Accounts payable                                  (742,000)       785,000     (5,869,000)
   Accrued liabilities                              6,346,000       (389,000)       155,000
   Deferred income taxes                            1,882,000     (2,239,000)     1,116,000
NET CASH PROVIDED BY OPERATING ACTIVITIES        $ 96,548,000   $ 83,747,000   $ 49,953,000



See notes to consolidated financial statements

                    Superior Industries International, Inc.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

The principal business of Superior Industries International, Inc. and its subsidiaries (the Company) is the design and manufacture of cast aluminum road wheels primarily for the domestic original equipment manufacturer (OEM) market. It is also a leading manufacturer of custom road wheel and accessory products for the automotive aftermarket.

The Company maintains both domestic and foreign manufacturing facilities, including operations in Mexico and a manufacturing facility through a 50 percent owned joint venture in Hungary. As of December 31, 1996, the carrying amount of these foreign facilities is $61,493,000.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, after elimination of all significant intercompany accounts and transactions. Investments in joint ventures in which the Company has common stock ownership of 50 percent are accounted for on the equity method. These investments are included in other long-term assets and total $21,074,000 as of December 31, 1996.

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

Cash equivalents consist primarily of certificates of deposit carried at cost, which approximates market value. Certificates of deposit were $5,444,000 and $2,880,000 at December 31, 1996 and 1995, respectively.

Marketable securities, which generally consist of U.S. government agency securities, corporate bonds, money market preferred stock and equities, are all considered "available-for-sale" and are carried at the lower of cost or market on a portfolio basis. The stated maturities of marketable debt securities are generally over ten years. Market value at December 31, 1996, which was determined using quoted prices from national exchanges, resulted in a $554,000 unrealized loss recorded directly to shareholders' equity. The net realized gain from sales of available-for-sale securities utilizing the specific identification method was $141,000 during 1996 compared to the net realized loss from sales of $709,000 for 1995. At December 31, 1996 and 1995, marketable securities of $948,000 and $974,000, respectively, were pledged as collateral against outstanding letters of credit.

Research and Development Costs

Research and development costs of $3,310,000, $3,265,000 and $5,413,000 have been charged against operations during 1996, 1995 and 1994, respectively.

Superior Industries International, Inc.

Foreign Currency Translation

Foreign currency asset and liability accounts are translated at exchange rates in effect at the end of the accounting period. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is recorded as a separate component of shareholders' equity. Foreign exchange gains/(losses) of $(109,000), $(287,000) and $164,000 have been recorded as part of operations during 1996, 1995 and 1994, respectively.

STATEMENTS OF CASH FLOWS

For purposes of the Consolidated Statements of Cash Flows, the Company considers all certificates of deposit and highly liquid investments with an original maturity of three months or less to be cash equivalents. Purchases and proceeds from investment transactions were all transacted in the Company's available-for-sale portfolio of debt and equity securities. Interest paid, net of amounts capitalized (see note 10), and income taxes paid were $1,445,000 and $24,155,000 for 1996; $3,540,000 and $25,448,000 for 1995; $2,494,000 and
$32,610,000 for 1994, respectively.

reclassifications

Certain prior year items have been reclassified to conform with current year presentation.

2. BORROWING ARRANGEMENTS

The Company maintains a $25,000,000 credit facility on a committed, unsecured basis expiring in May 1997. This facility provides for an interest rate of 40 or 50 basis points above either the Interbank Offered Rate or the Federal Funds rate, respectively. The Company also maintains combined line and letter of credit facilities under which it may borrow up to $30,000,000 on an uncommitted, unsecured basis at rates generally below prime. The Company had no short term borrowings outstanding at December 31, 1996 as opposed to $4,800,000 at December 31, 1995. The weighted average interest rates during 1996, 1995 and 1994 were
5.8 percent, 6.7 percent and 4.8 percent, respectively.

The long-term debt of the Company is summarized as follows:

December 31,                                                          1996        1995
9.31% Senior notes due 1997, with annual principal payments of
$8,333,000 beginning in 1995                                      $ 3,333,000  $11,666,000
Capitalized lease obligations and other debt, substantially
all of which is secured by fixed assets, with various maturities
and interest rates ranging between 7.3 percent and 11.3 percent     2,481,000    2,976,000
                                                                    5,814,000   14,642,000
Less - Current portion                                              3,874,000    8,828,000
                                                                  $ 1,940,000  $ 5,814,000

The Senior notes and certain credit facility agreements contain, among other covenants, restrictions with respect to borrowings, dividends, investments, purchases and sales of assets outside the ordinary course of business, and certain guarantees. Also required is the maintenance of a minimum tangible net worth, as defined, of $180,000,000 and certain financial ratios.

Included with capitalized lease obligations and other debt is a capital lease of $980,000, funded through the proceeds of an industrial development revenue bond, payable in varying annual principal payments through 1999 with remaining interest rates ranging between 7.4 percent and 7.6 percent. The Company has guaranteed the repayment of the underlying bonds. Future maturities of long-term debt are approximately $3,878,000 for 1997, $592,000 for 1998, $645,000 for
1999, $330,000 for 2000 and $369,000 for 2001.

                        Superior Industries International, Inc.

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

Included in property, plant and equipment at both December 31, 1996 and 1995, are buildings and equipment held under capital leases of $5,590,000 with accumulated amortization of $3,134,000 and $2,949,000, respectively.

The Company leases certain land, facilities and equipment under long-term operating leases expiring at various dates through 2063. The terms of certain equipment leases require scheduled rent increases at specified intervals which are not dependent on the occurrence of any future events. Additionally, the Company reduced the amortization period of these equipment leases to appropriately match with the estimated useful life of the underlying machinery. Total lease expense for all operating leases amounted to $5,165,000 in 1996, $5,040,000 in 1995 and $4,183,000 in 1994.

Future minimum payments under all leases are summarized as follows:

         Leases
Years Ending December 31,               Operating       Capital
1997                                  $ 4,628,000  $   771,000
1998                                    4,311,000      768,000
1999                                    7,684,000      768,000
2000                                    2,217,000      392,000
2001                                      315,000      392,000
Thereafter                                 56,000           --
                                       19,211,000    3,091,000

Amounts representing interest                  --      619,000
                                      $19,211,000  $ 2,472,000

Future minimum payments of $3,211,000 for operating leases, including known rent escalations, and $1,960,000, including interest, for capital leases are payable to Louis L. Borick, President, and Juanita A. Borick. The amounts paid to Louis
L. Borick, Juanita A. Borick or a related entity owned by Louis L. Borick's children during 1996, 1995 and 1994, for all leases were $1,583,000, $1,583,000 and $1,571,000, respectively.

4. STOCK OPTIONS

The Company has Stock Option Plans under which the Company is authorized to issue incentive and non-qualified stock options to its directors, officers and key employees totaling up to 3,200,000 shares of common stock. At December 31, 1996, 357,000 shares are available for future grant under these plans. Options are generally granted at not less than fair market value on the date of grant and expire no later than ten years after the date of grant. Vesting periods are set at the discretion of the Option Committee, generally over a three or four year period. When options are exercised, proceeds from the sale of stock under option are credited to common stock at par value, with amounts in excess of par value credited to additional paid-in capital.

Beginning with the 1996 consolidated financial statements, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Therefore, the following information is presented in accordance with the provisions of Statement 123, including restatements of 1995 and 1994 information consistent with the new disclosure requirements for 1996.

                    Superior Industries International, Inc.

As permitted in Statement 123, the Company continues to apply the accounting rules of APB Opinion 25 and related Interpretations governing the recognition of compensation expense from its Stock Option Plans. Such accounting rules measure compensation expense on the first date at which both the number of shares and the exercise price are known. Under the Company's plans, this would typically be the date of grant. To the extent that the exercise price equals or exceeds the market value of the stock on the grant date, no expense is recognized. Accordingly, no compensation expense has been recognized in the Company's income accounts with respect to these Stock Option Plans.

Had the Company applied the fair-value based method of accounting which is not required under Statement 123, compensation expense from its plans would have had the effects of reducing 1996, 1995 and 1994 net income to the proforma amounts of $46,257,000, $51,702,000, and $54,143,000, respectively, with corresponding proforma earnings per share of $1.61, $1.73, and $1.78, respectively. These proforma amounts were determined by estimating the fair value of each option on its grant date using the Black-Scholes option-pricing model. Assumptions of 1 percent for dividend yield, 6.5 percent for risk-free interest rate and 22.77 percent for expected volatility rate were applied to all grants for each year presented. Other assumptions applied separately to incentive stock options and non qualified stock options include expected turnover rates of 15.32 percent and
2.49 percent, respectively, and expected lives of 7.21 years and 9.69 years, respectively.

A summary of the status of the Company's Stock Option Plans and changes in outstanding options is presented below:

Years Ended December 31,

                                                   1996                         1995                   1994
                                                  Weighted                    Weighted                Weighted
                                            Shares          Average    Shares       Average     Shares       Average
                                             Under         Exercise     Under       Exercise     Under      Exercise
                                            Option          Price       Option       Price       Option       Price
Options outstanding at beginning of year   1,301,476        $21.73    1,432,223       $20.99    1,413,944   $    19.34
Options granted                               53,000         22.98      137,000        25.31      119,000        30.75
Options exercised                            (34,559)        11.48     (154,372)       11.84      (94,221)        8.38
Options canceled or expired                  (35,561)        30.66     (113,375)       30.21       (6,500)       23.56
Options outstanding at end of year         1,284,356        $21.81    1,301,476       $21.73    1,432,223       $20.99
Options exercisable at end of year         1,136,832       856,268      636,515   $     8.53   $     9.96   $    12.02
Weighted-average fair value of options
granted during the year


The following table summarizes information about options outstanding at December 31, 1996:

Options Outstanding                    Options Exercisable
Number                            Weighted Average          Weighted                      Number  Weighted       Range of
Outstanding   Remaining         Average Exercisable     Average
Exercise Prices at 12/31/96      Contractual Life        Exercise Price  at 12/31/96     Exercise Price
$1.80-$16.00                            261,648            4.25      years         $   11.01        261,648         $   11.01
$19.00 - $25.00                         265,208            7.54      years             21.97        121,434             20.68
Over $25.00                             757,500            6.20      years             25.48        753,750             25.45
                                      1,284,356            6.08      years         $   21.81      1,136,832         $   21.62




                        Superior Industries International, Inc.

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

The components of cost for this retirement plan are as follows:

Years Ended December 31,                       1996         1995           1994
Service cost                                $323,000      $315,000      $335,000
Interest cost                                475,000       425,000       360,000
Net amortization                              54,000        54,000        55,000
Other unrecognized loss                        4,000        17,000            --
        Net cost                            $856,000      $811,000      $750,000


A schedule reconciling the projected benefit obligation with recorded plan liability follows:

December 31,                                               1996          1995
Actuarial present value of benefit obligations:
        Vested benefit obligation                     $ 4,571,000   $ 3,690,000
        Accumulated benefit obligation                $ 6,583,000   $ 5,900,000
Projected benefit obligation                          $ 7,259,000   $ 6,497,000
Unrecognized prior service cost                          (274,000)     (329,000)
Adjustment required to recognize minimum liability        283,000       457,000
Other unrecognized experience losses                     (685,000)     (725,000)
        Recorded liability                            $ 6,583,000   $ 5,900,000

Actuarial assumptions for the retirement plan include seven percent for the assumed discount rate and five percent for the assumed rate of average future compensation increases for 1996 and 1995. The Company has contributory employee retirement savings plans in addition to mandatory profit sharing plans covering substantially all of its employees. The employer contribution is determined at the discretion of the Company and totaled $2,606,000, $2,330,000 and $2,471,000 for 1996, 1995 and 1994, respectively.

The Company also has a deferred compensation agreement with its President under which the Company has agreed to pay certain amounts annually subsequent to retirement. For accounting purposes, the present value of such payments is being charged ratably to expense over the average estimated remaining years of active employment. These charges totaled $444,000, $358,000 and $358,000 for 1996, 1995 and 1994, respectively.


                    Superior Industries International, Inc.

6. TAXES ON INCOME

The provision (credit) for income taxes is comprised of the following components:

Years Ended December 31,          1996            1995           1994
Federal:        Current       $22,718,000     $22,338,000     $26,501,000
                Deferred       (1,374,000)      1,884,000       2,007,000
                               21,344,000      24,222,000      28,508,000
State:          Current         2,466,000       3,891,000       5,527,000
                Deferred         (186,000)        208,000         169,000
                                2,280,000       4,099,000       5,696,000
Foreign:        Current           116,000         175,000         414,000
                Deferred        3,481,000       3,358,000        (629,000)
                                3,597,000       3,533,000        (215,000)
                              $27,221,000     $31,854,000     $33,989,000
Total:          Current       $25,300,000     $26,404,000     $32,442,000
                Deferred        1,921,000       5,450,000       1,547,000
                              $27,221,000     $31,854,000     $33,989,000

Provision is made for United States income taxes on undistributed earnings of international subsidiaries. Tax credits are accounted for as a reduction of the provision for income taxes in the year in which the credits arise.

The reconciliation of the statutory United States federal income tax rate to the Company's effective income tax rate is as follows:

Years Ended December 31,                       1996             1995          1994
Statutory amount, computed
        at 35 percent                      $ 25,925,000   $ 29,721,000   $ 31,606,000
State tax provisions,
        net of federal income tax benefit     1,482,000      2,664,000      3,702,000
Foreign income taxed at rates
        other than the statutory rate           (78,000)      (107,000)      (592,000)
Federal tax credits                          (1,266,000)      (722,000)      (486,000)
Other, net                                    1,158,000        298,000       (241,000)
                                           $ 27,221,000   $ 31,854,000   $ 33,989,000


                        Superior Industries International, Inc.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

December 31,                                                       1996           1995
Deferred tax assets
Insurance reserves not currently deductible                   $   (834,000)  $ (1,166,000)
Inventory reserves not currently deductible                       (641,000)      (569,000)
Other reserves not currently deductible                         (5,348,000)    (4,369,000)
Deferred compensation                                           (3,913,000)    (3,523,000)
Revenue recognized for tax purposes                               (607,000)      (597,000)
State taxes expensed currently, deductible in following year    (1,021,000)    (1,057,000)
Foreign currency translation adjustment                         (7,300,000)    (7,400,000)
Other                                                           (1,569,000)      (929,000)
                                                               (21,233,000)   (19,610,000)
Deferred tax liabilities
Differences between book and tax basis
        of property, plant and equipment                        19,316,000     19,351,000
Differences between financial & tax accounting
        associated with foreign operations                       6,267,000      2,727,000
                                                                25,583,000     22,078,000
                                                              $  4,350,000   $  2,468,000

7. SHAREHOLDERS' EQUITY

The common stock of the Company at December 31, 1996 consists of 100,000,000 authorized shares with a $.50 par value. The Company also has authorized 1,000,000 shares of preferred stock with a par value of $25.00, none of which has been issued.

The computation of earnings per share is based upon the weighted average number of common shares outstanding and common stock equivalents, when dilutive. During 1996, 1995 and 1994 the weighted average number of common shares outstanding was 28,798,000, 29,895,000 and 30,376,000, respectively.

8. BUSINESS SEGMENT AND SIGNIFICANT CUSTOMERS

The Company manufactures motor vehicle parts and accessories for sale on normal, generally unsecured trade terms to original equipment manufacturers (OEMs) and the automotive aftermarket on an integrated one-segment basis. At December 31, 1996 and 1995, the allowance for doubtful accounts receivable was $718,000 and $722,000, respectively. The following percentages of the Company's consolidated net sales were made to the Ford Motor Company and General Motors Corporation:
1996, 47.4 percent and 40.1 percent; 1995, 47.4 percent and 41.2 percent; 1994,
47.0 percent and 41.0 percent. These two customers represented 81% of trade receivables at December 31, 1996.

9. INVENTORIES

December 31,                                          1996               1995
Raw materials                                     $16,474,000        $18,485,000
Work in process                                    13,461,000         12,815,000
Finished goods                                     17,795,000         22,523,000
                                                  $47,730,000        $53,823,000

Inventories (which include material, labor and factory overhead) are stated at the lower of cost, using the first-in, first-out (FIFO) method, or market.

                    Superior Industries International, Inc.

10. PROPERTY AND DEPRECIATION


December 31,                                           1996             1995
Land and buildings                                $ 48,124,000      $ 47,900,000
Machinery and equipment                            258,490,000       243,685,000
Leasehold improvements and other                     4,746,000         4,540,000
Construction in progress                            10,495,000        13,764,000
                                                   321,855,000       309,889,000
Less -
        Accumulated depreciation
        and amortization                           160,185,000       132,351,000
                                                  $161,670,000      $177,538,000

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

Interest is capitalized on the construction of major facilities. Capitalized interest is recorded as part of the cost of the asset to which it is related and is depreciated over the asset's estimated useful life. Interest costs of $40,000, $850,000 and $1,933,000 were capitalized during 1996, 1995 and 1994, respectively.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments are summarized as follows:

December 31,                               1996                      1995
                                   Carrying                  Carrying
                                    Amount    Fair Value      Amount    Fair Value
Assets:
        Cash and equivalents    $36,815,000  $36,815,000  $ 3,366,000  $ 3,366,000
        Short-term investments    5,288,000    5,288,000    7,813,000    7,813,000
        Long-term investments     6,378,000    6,378,000    6,883,000    6,883,000

Liabilities:
        Short-term borrowings            --           --    4,800,000    4,800,000
        Senior notes              3,333,000    3,421,000   11,666,000   12,048,000

The carrying amount of short-term cash equivalents represents the best estimate of fair value. At December 31, 1996, the Company's cash in banks exceeded federally insured limits by $14,700,000, however substantially all of these deposits are held by the largest banks in North America. Long-term investments include interests in affordable housing limited partnerships which provide favorable income tax benefits to the Company over a fifteen-year period. While the fair value of these long-term investments is not practicable to obtain, the Company believes that the carrying amount represents the best estimate of fair value.

The carrying amount of short-term borrowings approximates fair value. The fair value of the Company's Senior notes is estimated based on the discounted value of future cash flows utilizing an estimated discount rate currently available to the Company for similarly structured debt.

                        Superior Industries International, Inc.

12. LIABILITIES
The components of accrued and long-term liabilities are as follows:

December 31,                                           1996               1995
Accrued
Payroll and related benefits                          $11,609,000    $ 9,665,000
Insurance reserves                                      3,347,000      3,969,000
Taxes, other than income tax                            3,199,000      2,478,000
Income taxes                                            2,988,000      2,217,000
Interest and dividends                                  1,777,000      1,538,000
Tooling and maintenance                                   611,000        718,000
Other                                                   2,786,000        613,000
                                                      $26,317,000    $21,198,000
Long-term
Executive retirement and deferred
        compensation plans                            $ 9,424,000    $ 8,290,000
Deferred operating lease payments                       7,801,000      7,168,000
Other                                                     625,000      1,749,000
                                                      $17,850,000    $17,207,000

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

14. OTHER INCOME

Miscellaneous, net includes pre-production costs of $7,400,000 and $5,800,000 in 1996 and 1995, respectively, relating to the start-up of the Fayetteville, Arkansas chrome-plating facility.

                    Superior Industries International, Inc.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands except per share amounts)

                                 First     Second     Third    Fourth     Total
December 31, 1996               Quarter    Quarter   Quarter   Quarter     Year
Net Sales                       $121,461  $137,554  $120,447  $124,779  $504,241
Gross Profit                      21,724    30,356    24,409    25,224   101,713
Net Income                         8,629    13,909    11,428    12,884    46,850
Earnings Per Share                   .30       .48       .40       .45      1.63
Dividends Per Share                  .05       .06       .06       .06       .23

                                  First    Second     Third     Fourth    Total
December 31, 1995                Quarter   Quarter   Quarter   Quarter     Year
Net Sales                       $134,360  $142,761  $113,176  $131,700  $521,997
Gross Profit                      31,419    34,200    20,890    27,288   113,797
Net Income                        15,725    16,699     8,285    12,355    53,064
Earnings Per Share                   .52       .56       .28       .42      1.78
Dividends Per Share                 .045       .05       .05       .05      .195


                        Superior Industries International, Inc.

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

The Audit Committee of the Board of Directors, consisting solely of outside Directors, meets periodically with the independent public accountants, the internal auditor, and management to review and discuss the scope and major findings of the independent accountants' examination and results of internal audit reviews, including the system of internal accounting control, and accounting principles and practices. Both the independent accountants and the internal auditor have free access to the Audit Committee at any time.

Signature
Louis L. Borick
President and Chairman of the Board

Signature
R. Jeffrey Ornstein
Vice President & CFO

                    Superior Industries International, Inc.

Report of Independent Public Accountants

To Superior Industries International, Inc.: We have audited the accompanying consolidated balance sheets of Superior Industries International, Inc. (a California corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Industries International, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



Signature
Arthur Andersen LLP
Los Angeles, California
February 12, 1997

                        Superior Industries International, Inc.

IBC

Corporate Information
DIRECTORS

Louis L. Borick
President and
Chairman of the Board
Raymond C. Brown
Senior Vice President
R. Jeffrey Ornstein
Vice President & CFO
Sheldon I. Ausman
Senior V.P. & Director
Bowne of Los Angeles
Retired Managing Partner, Arthur Andersen LLP
Steven J. Borick
President, Texakota, Inc.
Philip W. Colburn
Chairman, Allen Group, Inc.
V. Bond Evans
Retired President and CEO, Alumax Inc.
Jack H. Parkinson
Retired Managing Director,
Chrysler de Mexico, SA.

CORPORATE
OFFICERS

Louis L. Borick
President and
Chairman of the Board
Raymond C. Brown
Senior Vice President
Joseph T. D'Amico
Vice President, Materiel
Michael D. Dryden
Vice President,
International Business
Development
Ronald F. Escue
Vice President, General
Manager - Aftermarket
Wheel Division
James M. Ferguson
Vice President, OEM
Marketing Group
Morris Herstein
Vice President, Services
John L. Knott
Vice President, Midwest Group
Daniel L. Levine
Corporate Secretary and Assistant Treasurer
Henry C. Maldini
Vice President, Engineering
Frank Monteleone
Vice President, Purchasing
R. Jeffrey Ornstein
Vice President & CFO
Michael J. O'Rourke
Vice President, OEM Program Administration
Delbert J. Schmitz
Vice President, Aftermarket Marketing

COUNSEL AND
AUDITORS
General Counsel
Irell & Manella
Auditors
Arthur Andersen LLP

PLANT AND
SUBSIDIARY
LOCATIONS
Van Nuys, California
Bernard J. O'Neil
Corporate Director of
Manufacturing
Fayetteville, Arkansas
Peter J. Corio,
Plant Manager
Rogers, Arkansas
David C. Rodgers,
Plant Manager
Chrome Plating Plant
Fayetteville, Arkansas
I. Armando Valdez,
Plant Manager
Pittsburg, Kansas
P.S. Reddy,
General Manager
Johnson City, Tennessee
Superior Puerto Rico
Pedro Mora,
General Manager
Superior Industries
de Mexico, SA de CV
Gabriel Soto,
General Manager
West Memphis, Arkansas
Terrence J. Schultz,
General Manager
Superior Engineered
Technologies, Inc.

JOINT VENTURES
ASI
Aluminum Company
of America (Alcoa)
Suoftec Kft (Europe)
Otto Fuchs Metallwerke
Topy-Superior Limited (Japan)
Topy Industries Limited

TRANSFER AGENT
AND REGISTRAR
Chase Mellon
Shareholder Services
Los Angeles, California
800.356.2017

ANNUAL
MEETING

The annual meeting of Superior Industries International, Inc. will be held at 10:00 a.m. on May 16, 1997 at the:
Regent Beverly Wilshire Hotel, 9500 Wilshire Blvd.,
Beverly Hills, California.

SHAREHOLDER
INFORMATION

Form 10K Annual Report to the Securities and Exchange Commission will be sent free of charge to shareholders upon written request to R. Jeffrey Ornstein, Vice President & CFO.

CORPORATE
OFFICES
7800 Woodley Avenue
Van Nuys, California  91406
818.781.4973
Fax 818.780.3500

SHAREHOLDER
RELATIONS
818.771.5906

INTERNET WEB
ADDRESS
http://www.supind.com

INVESTOR
RELATIONS
Pondel Parsons & Wilkinson
Los Angeles, California
310.207.9300

Design & Production by DIMON Creative Communications, Burbank, CA

Back Cover

Superior Industries International, Inc.

7800 Woodley Avenue
Van Nuys, CA 91406
818.781.4973  Fax 818.780.3500
http://www.supind.com

Logo: NYSE