Form 10-K405, Exhibit 13
period 1997-12-31
SUPERIOR INDUSTRIES INTERNATIONAL INC
filed 1998-03-31
CIK 95552

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To Superior Industries International, Inc.:

We have audited in accordance with generally accepted auditing standards, the consolidated financial statements included in Superior Industries International, Inc.'s annual report to shareholders incorporated by reference in this Form 10-K, and have issued our report thereon dated February 12, 1998. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the index above is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Los Angeles, California
February 12, 1998

                                                                     SCHEDULE II

            SUPERIOR INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES
                        VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


BALANCE AT DECEMBER 31, 1994                                   $ 1,092,000
                                                               ===========
DOUBTFUL ACCOUNTS                               541,000
ADD (DEDUCT):

                 PROVISION                      244,000
                 RECOVERIES                      20,000
                 ACCOUNTS WRITTEN OFF           (83,000)
                                            -----------
                                                                   722,000
SALES DISCOUNTS AND ALLOWANCES                                     552,000
                                                               -----------
BALANCE AT DECEMBER 31, 1995                                   $ 1,274,000
                                                               ===========
DOUBTFUL ACCOUNTS                               772,000
ADD (DEDUCT):

                 PROVISION                       35,000
                 RECOVERIES                        --
                 ACCOUNTS WRITTEN OFF           (39,000)
                                            -----------
                                                                   718,000
SALES DISCOUNTS AND ALLOWANCES                                     552,000
                                                               -----------

BALANCE AT DECEMBER 31, 1996                                   $ 1,270,000
                                                               ===========
DOUBTFUL ACCOUNTS                               718,000
ADD (DEDUCT):

                 PROVISION                         --
                 RECOVERIES                       6,000
                 ACCOUNTS WRITTEN OFF           (91,000)
                                            -----------
                                                                   633,000

SALES DISCOUNTS AND ALLOWANCES                                     552,000
                                                               -----------
BALANCE AT DECEMBER 31, 1997                                   $ 1,185,000
                                                               ===========

                     SUPERIOR INDUSTRIES INTERNATIONAL, INC.

                               1997 ANNUAL REPORT

COVER

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

ANNUAL REPORT 1997

(IFC)

Looking Back 40 Years. The year 1957 was a year of many "firsts" . . . the first round-the-world, nonstop jet plan flight; the beginning of the Space Age with the launch of the world's first artificial satellite, Sputnik 1, into Earth's orbit, and the unveiling of what would become the classic '57 Chevy Bel Air. In the midst of these significant events Superior Industries International, Inc. was established.

Superior grew in its early years by supplying accessories for the automotive aftermarket. The Company's first product was an automobile bug screen which recorded $27,000 in sales. In the late 1960s the Company began supplying custom chrome plated steel wheels and later cast aluminum wheels to the automotive aftermarket. This set the stage for Superior's growth as supplier of aluminum wheels in the original equipment manufacturer (OEM) automotive industry.

Today, Superior is the world's largest manufacturer of cast aluminum wheels for the OEM automotive industry with sales of nearly $550 million in 1997. The Company also remains a leading manufacturer of automotive accessory products for the aftermarket, supplying 68 product lines and 3,800 parts ranging from steering wheels and covers, suspension products, seat belts and license plate holders to chrome-plated steel and aluminum road wheels. In 1997, Superior entered a new market with its first contract to supply aluminum components to the automotive industry.

Looking back 40 years, who would have known the '57 Chevy would become a classic automobile and Superior would become an internationally recognized corporation? Throughout its history, Superior has aggressively pursued a growth-oriented strategy based on new technologies, capital improvements and timely investments.

40 YEARS OF GROWTH
SALES IN MILLIONS

     1957    1962    1967    1972    1977    1982    1987    1992    1997

     $27K    $2.0    $4.6   $16.5   $66.0   $69.0   $169.0  $325.3  $549.1

Cash Flow Per Share (in dollars)                Earnings Per Share (in dollars)
--------------------------------                -------------------------------

1993           $  2.19                          1993             $  1.47
1994           $  2.80                          1994             $  1.85
1995           $  2.70                          1995             $  1.78
1996           $  2.61                          1996             $  1.63
1997           $  3.12                          1997             $  1.96


Shareholders' Equity (in millions)
----------------------------------

1993           $  177
1994           $  200
1995           $  229
1996           $  251
1997           $  287

SUPERIOR INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES

                              FINANCIAL HIGHLIGHTS


Years Ended December 31,

                              1997             1996             1995               1994             1993
--------------------------------------------------------------------------------------------------------
INCOME STATEMENT (000'S)
Net Sales                      $549,131        $504,241        $521,997        $456,638        $393,033
Gross Profit                    108,170         101,713         113,797         111,368          91,464
Net Income                     $ 55,389        $ 46,850        $ 53,064        $ 56,315        $ 45,177
--------------------------------------------------------------------------------------------------------
BALANCE SHEET (000'S)
Current Assets                 $199,846        $164,080        $142,659        $160,771        $141,219
Current Liabilities              65,415          76,369          81,746         106,923          75,991
Working Capital                 134,431          87,711          60,913          53,848          65,228
Total Assets                    382,679         357,590         341,770         357,683         310,123
Long-term Debt, net               1,344           1,940           5,814          23,075          34,004
Shareholders'
  Equity                       $287,416        $251,111        $229,153        $200,182        $176,869
--------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Current Ratio                     3.1:1           2.1:1           1.7:1           1.5:1           1.9:1
Long-term Debt/Total
  Capitalization                     .5%             .8%            2.5%           10.3%           16.1%
Return on Average
  Shareholders'
  Equity                           20.6%           19.5%           24.7%           29.9%           28.8%
--------------------------------------------------------------------------------------------------------
SHARE DATA
Earnings - Basic               $   1.97        $   1.64        $   1.80        $   1.89        $   1.50
Earnings - Diluted             $   1.96        $   1.63        $   1.78        $   1.85        $   1.47
Shareholders' Equity
  at Year-End                  $  10.30        $   8.87        $   7.89        $   6.76        $   5.88
Dividends Declared $               0.27        $   0.23        $   0.19        $   0.17        $   0.11
--------------------------------------------------------------------------------------------------------

                     SUPERIOR INDUSTRIES INTERNATIONAL, INC.

                    QUARTERLY COMMON STOCK PRICE INFORMATION


                             1997                    1996                    1995
                             ----                    ----                    ----
                      High         Low         High        Low           High        Low
                      ----         ---         ----        ---           ----        ---
First Quarter       $25 3/8      $22 1/2      $28        $23 7/8        $29        $23 7/8
Second Quarter       27 1/8       22 5/8       28 1/4     24 1/4         32 1/8     24 3/4
Third Quarter        29 3/8       25 13/16     26 1/2     22 7/8         35 3/4     25 3/4
Fourth Quarter       28 1/2       25           25 7/8     22 3/4         29         24 1/2


The common stock of Superior Industries International, Inc. is traded on the New York Stock Exchange (symbol: SUP). The Company had approximately 1,400 shareholders of record and 27.9 million shares outstanding as of January 31, 1998.

A MESSAGE TO OUR SHAREHOLDERS...

Nineteen-ninety-seven, our fortieth anniversary, was one of the most exciting years in Superior's history. Revenue and earnings per share set new records. We added several significant new OEM customers for our aluminum road wheels, resolved the production issues for our new chrome plating technology, diversified our product line with our first contract for aluminum automotive components outside of the wheel market, and opened our new manufacturing facility in Hungary.

Superior was built on a commitment to excellence and a vision to become a leading supplier to the automotive industry. We've come a long way since our modest beginnings in 1957. Today, with facilities throughout the U.S. as well as in Mexico and Europe, Superior is recognized as a world-class manufacturer of aluminum wheels and automotive components.

Over the years, Superior's reputation for quality has helped us earn new business that has been the foundation for our steady growth. 1997 was no exception. Ford awarded the Company new contracts to supply wheels for the 1998 Lincoln Navigator sport utility vehicle, its popular F-150 pick-up truck, and its Expedition sport utility vehicle. In addition, we were awarded two new General Motors' contracts for chrome wheels for the Buick Regal and Oldsmobile Intrigue. The Company won in excess of $50 million in new business from Nissan for the 1998 1/2 through 2004 model years. We also were awarded an exclusive contract to supply two aluminum wheels for the new Volkswagen Beetle - Superior's first wheel business with Volkswagen. Additional orders were received in early 1998.

These new contracts are just the latest sign of how the performance and appearance advantages of aluminum road wheels are continuing to expand our core market. We expect this trend to continue, setting the stage for further growth in the years ahead.

Another significant accomplishment in 1997 was the opening of our state-of-the-art manufacturing facility in Hungary. The grand opening ceremony was attended by representatives from every major European automotive manufacturer. The President of the Republic of Hungary, Arpad Goncz, also was in attendance. This facility now is shipping lightweight forged aluminum wheels to Audi under an initial annualized order for 700,000 wheels. The installation of low pressure aluminum casting equipment has been completed with shipments to begin in early 1998.

We have been actively pursuing emerging opportunities for OEM aluminum suspension systems and other automotive components. This is an entirely new growth opportunity for Superior that may ultimately rival our opportunity in aluminum wheels. Our patient development efforts paid off in 1997 with our first order for a non-wheel component an aluminum transmission bracket for the Oldsmobile Intrigue. We are working very aggressively to develop additional non-wheel aluminum parts business.

We are proud to have completed the QS-9000 Registration of all of our seven OEM plants during 1997, an achievement shared by only a handful of manufacturers worldwide. QS-9000 is a quality system conformance standard jointly developed by Chrysler, Ford and General Motors. Superior's QS-9000 Registration further strengthens the Company's position as a Tier One supplier.

FINANCIAL RESULTS

Net sales for 1997 rose 9% to a record $549 million. Net income rose 18% to $55 million, or a record $1.96 per share.

Improvements in our chrome plating technology, aggressive cost cutting, and high capacity utilization rates at our factories contributed to these outstanding results. The start-up problems at our OEM chrome plating facility in Fayetteville that affected earnings in 1996 now are behind us. Chrome plating made a positive contribution to earnings in 1997 and we expect this operation to be an important contributor to the Company's profitability in 1998 as well.

Unit shipments of Superior's aluminum wheels were up by more than 6% in 1997 despite a relatively flat auto sales environment. This validates our strategy to develop a diversified portfolio of OEM aluminum wheel customers, whether measured by country of origin, manufacturer, type of vehicle or nameplate. For the industry as a whole, aluminum wheel installation rates for cars and light trucks continued their steady rise to a record 52% for 1997, a trend we expect to continue.

We are as excited as we've ever been about Superior's future growth. Our confidence is evident in the reinstatement of our stock repurchase program, with an additional 2 million share buy back approved by the Board of Directors in late 1997.

On a personal note, my thanks to Ray Brown, former Senior Vice President for his many years of devoted service with Superior. Ray has retired from active duty, but he will continue to make valuable contributions as a member of our Board of Directors.

It is with great sadness that I report the passing of Morris Herstein, a dear friend who joined me when I founded Superior forty years ago. Morrie will be remembered fondly by all of us who worked closely with him during these wonderful and challenging years.

Thank you for your continued interest and support. Superior's future is bright. We look forward to reporting our progress to you.

Louis L. Borick
President and Chairman of the Board

OVERSEAS - JOINT VENTURES

SUOFTEC IN HUNGARY. 1997 was highlighted by the opening of Superior's state-of-the-art facility in Tatabanya, Hungary. The 400,000 square foot facility is part of a 50-50 joint venture between Superior and Otto Fuchs Metallwerke, a German manufacturing company, to produce both lightweight forged and cast aluminum wheels for the European automotive market. A grand opening ceremony held on October 10, 1997 kicked-off the official opening of the Hungarian plant which included a plant tour and presentations by management of both partners, local government officials, as well as the President of the Republic of Hungary, Mr. Arpad Goncz. The Hungarian facility demonstrates our ability to build a turn key operation, sell a major portion of production capacity prior to completion and quickly achieve positive results. Completion of the plant's first phase was on schedule and production ramp up went smoothly. In 1997, Superior shipped several wheel models to Audi against its initial annual order of 700,000 lightweight forged wheels.

The plant has also been approved for cast wheel production. Customers have surveyed the plant and prototypes have been submitted and approved. Shipments of cast wheels for the new Audi TT convertible, the plant's first cast wheel order, will begin in the second quarter of 1998. By the end of 1998, production output is expected to reach an annual rate of 1.5 million units, including both forged and cast aluminum wheels. Superior has excellent growth opportunities IN Europe and is looking forward to reporting additional cast and forged wheel business with other major European OEMs in the future.

TOPY INDUSTRIES, LTD. IN JAPAN. Last year marked the seventh anniversary of Superior's joint venture with Topy Industries, Ltd., Japan's largest wheel manufacturer. By exceeding the high standards of Japanese OEMs over the years, Superior expanded its export business as well as with Japanese operations in the U.S. In 1997, we increased our business with Nissan Motor Co. Ltd. with the receipt of a multi-year contract valued at $50 million, to supply two new aluminum wheel styles beginning with the 1998 1/2 model year. This program is an addition to Superior's three current wheel models exported to Japan as well as wheels shipped to Nissan's U.S. assembly plant in Smyrna, Tennessee.

ASI TRUCK WHEELS. The Company's third joint venture, ASI (Alcoa Superior International), established to produce aluminum wheels for medium to large trucks and buses, made progress in 1997. As planned, the joint venture delivered several thousand wheels for fleet trials. Through this joint venture, Superior looks forward to opening an arena of new business that can enhance the Company's growth.

ENGINEERING

LAST YEAR SUPERIOR set a record of five weeks to develop a new wheel program, compared to the industry standard of 18 weeks, an accomplishment that captured Detroit's attention. Developing a model, a mold, then a sample and having it fully tested in record time requires simultaneous engineering and intense program management attention.

It was the Company's ability to react quickly to customers' requirements and meet market demand in a short time that won Superior several contracts with Ford last year. Major contracts to supply the 1998 model year wheels for the Navigator, Expedition, and F-150 represented incremental business for the Company.

Another breakthrough for Superior in 1997 was the development of a new process called "flow forming." An enhancement to casting, flow forming allows the Company to produce lighter weight wheel rims and obtain quality similar to forging without the tremendous complexity and high cost of forged wheels.

The Company continued to improve its technology and quality standards in 1997 by developing a new helium leak testing machine. Superior developed its first helium leak testing technology in 1992, a specialized machine that detects microscopic leaks. The new model 5100 incorporates fully automated features, enhancing efficiency, and providing increased precision in the testing of wheels for leak detection.

Superior made exceptional progress last year and has once again widened the gap between its competition through proactive engineering and technological expertise. Maintaining the highest quality, efficiency and profitability has been Superior's hallmark for 40 years and will remain the key to our success in the future,

MANUFACTURING

HIGH QUALITY STANDARDS AND CONTINUOUS
manufacturing improvements are the foundations of Superior's position as a Tier One supplier and reinforce our reputation as an industry leader. An important step towards securing Superior's position in the global marketplace was the QS-9000 Registration in 1997 of all seven of the Company's OEM facilities, including its newest facility in Hungary. The Hungarian plant received certification less than a month after its official opening. QS-9000 is a quality system conformance standard jointly developed by a Chrysler/Ford/General Motors Supplier Quality Requirements Task Force. Under the QS-9000 Program, each plant will be reaudited every six months for the next three years before going through the entire registration process once again. Superior has assigned a quality control team at each of its plants as well as a team from its corporate offices to quickly resolve any problems. In preparing for the QS-9000 Program, Superior improved efficiency, reduced internal reject rates and lowered costs.

Superior has also seen positive results from its aggressive cost-cutting initiative announced in 1996. Key to Superior's success was its ability to share information within and between plants through our computer network. Key variables such as material and labor cost per wheel as well as specific problems and opportunities are shared among all Superior plants and challenged periodically by a cost reduction management team. This effort is paying off. For example, the Company realized a significant cost improvement after implementing a restructuring idea that emerged at one of management's monthly meetings. The idea was initially implemented at the Rogers plant and produced such favorable results that it is being implemented companywide.

CHROME PLATING OPERATIONS in Fayetteville had an exceptional year. The start-up difficulties at the plant have been resolved and Superior was able to meet its customer commitments throughout 1997. As a result, the plant operated at a high capacity, producing an average of approximately 10,000 wheels a week. Last year Superior received new orders from General Motors to supply chrome plated wheels for the 1998 Buick Regal and Oldsmobile Intrigue.

PLANT EXPANSION has begun at our Company's state-of-the-art facility in Chihuahua, Mexico. To meet the anticipated demand for its operations in Mexico, Superior announced an aggressive $25-million expansion project that will double the plant's capacity to about 2.2 million wheels a year. Last year this facility won a multi-year contract to supply two wheel programs for the new Volkswagen Beetle. Wheels will be shipped to Volkswagen's Mexican plant. Both foreign and domestic automakers are seeking to increase production in Mexico. Superior's plant has been shipping wheels to Ford, General Motors, and BMW in Mexico. In addition, wheels are being exported to Ford and General Motors in the U.S. as well as to BMW in both the U.S. and Germany.

Throughout its history, Superior has been successful by paying attention to its markets and anticipating future capacity requirements. The Company's manufacturing facility in Tatabanya, Hungary was built to support the business Superior anticipates from European automakers. The Company sold over one-half of its initial capacity in this new plant and ramped up production on its initial order with Audi received in 1997.

ORIGINAL EQUIPMENT

SALES OF OEM aluminum wheels increased nine percent to a record $514.8 million in 1997. The Company benefited from greater aluminum wheel penetration. Installation of aluminum wheels on light trucks and cars jumped to 52.3 percent, compared to 46 percent in 1996, In addition, the Company reported a 6.5 percent increase in unit shipments while the automotive sales environment remained fiat, indicating growth in Superior's market share. The Company's original equipment wheel business in 1997 was highlighted by a stronger relationship with Ford and a new international customer.

Superior was awarded three separate orders from Ford to supply wheels for its most popular vehicle platforms. The Company first received a multi-million dollar contract to supply wheels for the popular Ford Expedition sport utility vehicle through the 1998 model year shipments began in July, 1997. This was followed by a multi-million dollar, multi-year contract to supply three aluminum wheel styles for the 1998 Lincoln Navigator sport utility vehicle including a chrome plated version. An additional multi-million dollar contract was awarded to supply aluminum wheels for Ford's F-150 pick-up truck, the largest selling vehicle in North America. This additional business with Ford was a significant accomplishment. It represented an increase in market share and an expansion of our position in the popular sport utility and light truck vehicle platforms. These wins demonstrate Superior's ability to respond to the marketplace and develop new wheel programs in record time.

Internationally, the Company was pleased to announce its new customer relationship with Volkswagen. Superior received an exclusive contract from Volkswagen to supply two aluminum wheel programs for the new Volkswagen Beetle. This order represents Superior's first aluminum wheel business with Volkswagen. The wheels will be manufactured at Superior's Mexico plant and shipped to Volkswagen's plant in Puebla, Mexico beginning in mid 1998.

Superior continues to build on its relationships with QEMs and expand its customer base. Business with Japanese customers increased in 1997 through the expansion of existing wheel programs as well as new contracts. Most significant was the growth in business with Nissan, evidenced by a new multi-year contract, valued at $50 million, to supply two aluminum wheel styles beginning with the 1998 1/2 model year.

PRODUCT DEVELOPMENT

SUPERIOR ENJOYS a solid book of business as the world's largest manufacturer of aluminum wheels. We now are moving into other aluminum components with substantial growth potential, an exciting prospect for Superior's future.

In 1997, the Company announced a contract from General Motors to supply aluminum transmission brackets for the Oldsmobile Intrigue. It was the first non-wheel aluminum product for Superior and a springboard for our diversification strategy. The brackets are currently in production at Superior's Van Nuys plant and will be shipped on schedule.

Aluminum content on light trucks and cars is expected to increase substantially as more and more automotive components convert from heavier metals to aluminum. The lighter weight aluminum bracket for example, reduces vibration and provides quieter performance. Superior is seeking to maximize its resources and to apply its expertise in aluminum foundry technology to meet this increasing demand. With four decades of industry experience, Superior is committed to new product applications for its aluminum casting expertise.

In addition to new applications for its aluminum casting process, the Company's engineering group developed a record number of new wheel programs in 1997. The Company's ability to quickly develop new products that meet customer requirements was significantly supported by the Technical Sales Center in Detroit. The Detroit office, equipped with engineering, marketing and quality control capabilities, provides integral engineering support, reduced lead times, and more cost effective customer service. It is the vital link between Superior's engineering centers in Fayetteville and Van Nuys and has been instrumental in exceeding customers' expectations for additional product development involvement.

AFTERMARKET

1997 WAS ANOTHER YEAR of consolidation in the automotive aftermarket industry, reflecting the steady increase in standard equipment on new cars and demands of the industry in the face of these trends, Superior's aftermarket sales increased 8 percent to $34.3 million, compared to $31.8 million a year ago. The acquisition of the "Perfection" product lines in 1996 played a significant role in this sales increase last year. In addition, the Company's aluminum wheels for the after-market have been successful among dealers and large wholesalers as Superior developed seven new wheel designs for its aftermarket line.

Superior also focused on perfecting "Diamond Dust(R)," an acrylic clear coat that protects chrome plated steel wheels and provides a three-year maintenance free warranty. Diamond Dust(R) has helped boost sales in cold weather markets. Superior expanded its network of distributors in 1997, and opened other new geographic markets in Connecticut and other New England states.

Superior's 68 product lines and 3,800 parts for the automotive aftermarket range from steering wheel covers to suspension products, seat belts and license plate holders to chrome plated steel and aluminum road wheels. Wholesalers and retail outlets now carrying Superior's diverse aftermarket products include ITCO Tire Company, Les Schwab, Pep Boys, AutoZone, CSK Auto, Inc., Belle Tire, Wal-Mart, Western Auto, Canadian Tire, Dunlap & Kyle, and Paccar.

FINANCIAL OUTLOOK

1997 WAS AN EXCEPTIONAL YEAR for Superior by every measure. The outlook for 1998 and beyond is just as promising. Superior's core business continues to grow. Aluminum wheel penetration is expected to increase, particularly in the light truck and sport utility vehicle platforms. At the same time, the Company is increasing market share due to its exceptional track record in engineering, technology, arid manufacturing.

International business as a percentage of total OEM sales increased with new and expansion orders from Audi, BMW, Toyota, and more recently, Nissan and Volkswagen. Another opportunity for significant growth is Superior's chrome plating operations, Demand for chrome wheels is increasing and we believe the Company will receive new orders for chrome products in 1998. Superior is also aggressively exploring new product applications for its aluminum casting process, an area of substantial earnings potential for the Company.

We expect to expand Superior's global presence and look to finalize plans for growth in Latin America later this year. We also anticipate growth in Chihuahua, Mexico and will be doubling the plant's capacity to about 2.2 million wheels a year. Overall, we expect to invest approximately $45 million in capital improvements in 1998.

Superior is well positioned for the future. The Company's strong cash position and virtually debt-free balance sheet will support our plans to explore additional growth opportunities.

Superior continues to aggressively pursue opportunities to expand its product and market base in the future. Opportunities to establish new joint ventures, to acquire new technology arid to take a foothold in new markets, through acquiring or developing new products, expansion into new geographic areas and the addition of new customers. The Company's strong financial condition will provide the funds necessary to take advantage of these opportunities as well as sustain the Company through any market fluctuations.

                     SUPERIOR INDUSTRIES INTERNATIONAL, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Summary of Sales by Product Line    (In Thousands)
Years Ended December 31,                 1997            1996            1995
-------------------------------------------------------------------------------
OEM cast aluminum road wheels       $   514,811      $   472,431      $  486,045

Aftermarket                              34,320           31,810          35,952
                                    -----------      -----------       ---------

                                    $   549,131      $   504,241         521,997
                                    ===========      ===========       =========

RESULTS OF OPERATIONS

1997 Compared to 1996

Net sales in 1997 increased 8.9 percent to a record $549.1 million compared to the $504.2 million in 1996. Unit shipments of aluminum road wheels continued to attain record levels, increasing 6.5 percent over 1996 shipments. This 6.5 percent increase compares to an increase of only 3.3 percent in North American automotive production. Based on Ward's Automotive, an industry publication, aluminum wheel installation rates on automobiles and light trucks rose to a record 52.3 percent for the 1997 model year compared to 46.3 percent for the 1996 model year. Sales also increased due to the consolidation of chrome plating sales for the full year in 1997 versus only fourth quarter sales in 1996, and, to a lesser extent, the pass through of slightly higher material costs to original equipment manufacturer (OEM) customers.

1997 sales for the Company's aftermarket products increased $2.5 million or 7.9 percent from 1996, representing a slight increase in aftermarket road wheel sales and a 15.1 percent increase in automotive accessories, due principally to the new product lines acquired near the end of 1996.

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

Gross profit margin was 19.7 percent of net sales in 1997 compared to 20.2 percent in 1996. However, excluding the results of the Fayetteville, Arkansas chrome plating plant from both periods, the resulting gross margin for 1997 was
20.5 percent of net sales versus 20.4 percent of net sales in 1996. The chrome plating plant operating results were consolidated beginning with the fourth quarter of 1996.

The aluminum content of selling prices to OEM customers is adjusted to current market conditions which subjects the Company to the risks of market changes when the Company, from time to time, enters into fixed purchase contracts. The cost of aluminum is a significant component in the overall cost of a wheel. As the price of aluminum increases, the effect is to decrease overall gross margin percentage, although gross profit in absolute dollars remains unchanged. The opposite is true in periods during which the price of aluminum decreases. During 1997, the price of aluminum increased slightly. However, the increase in customer orders in 1997 translated into greater production requirements and more efficient and higher plant utilization, thereby offsetting the impact of slightly higher aluminum costs and their effect on the gross profit percentage.

Selling, general and administrative expenses, which were approximately the same in absolute dollars as in the prior year, decreased to 3.6 percent of net sales compared to 4.0 percent of net sales in 1996, due to the increase in sales in 1997. Selling expenses increased in 1997, but were the same percent of net sales as in 1996, while administrative expenses were lower than a year ago due principally to decreased legal expenses.

In December 1997, the Company made the final payment of $3.3 million on its Senior notes. This, along with the $8.3 million payment made in December a year ago, is the principal reason for the $1.0 million reduction in interest expense.

Interest income in 1997 increased to $2.7 million from $1.2 million in 1996 as cash generated during the year increased $36.9 million, due to strong earnings and decreased utilization of cash for investing and financing activities, as discussed below.

The 50/50 joint venture formalized in 1995 with Otto Fuchs to construct a plant in Tatabanya, Hungary for the production of both lightweight forged and low pressure cast aluminum wheels for the European automotive market, began production of forged wheels in early 1997. Sales for the year ended December 31, 1997 totaled $6.5 million. Production and shipment of cast wheels is scheduled to begin in the second quarter of 1998. Miscellaneous expense for 1997 included $3.4 million of expense representing the Company's share of start-up costs associated with this new facility. Miscellaneous expense for 1996 included $7.4 million of pre-operating losses from the Fayetteville, Arkansas chrome plating plant.

        The consolidated tax rate in 1997 decreased to 35.75 percent of pre-tax income from 36.75 percent in 1996. The reduced rate was due primarily to an increase in foreign income which is taxed at rates below the U.S. statutory rate. The Company expects a modest decrease in the tax rate in the future.

        Having recognized several years ago, the need for its computer systems to accommodate the turn of the century, the Company developed a plan that established January 1, 1998 for all integrated software to be Year 2000 compliant. That target date has been met, as a test environment was established as of that date for users to evaluate the various software changes which will become effective during the second quarter of 1998. There were no significant expenditures associated with this project. The Company feels confident based on reviews by outside consultants, that it has recognized and addressed the need for making its centralized integrated computing able to manage the business upon entering the twenty-first century.

1996 Compared to 1995

Net sales in 1996 decreased 3.4 percent to $504.2 million from $522.0 million in 1995. Unit shipments of cast aluminum road wheels increased 4.9 percent over 1995 shipments. This increase occurred despite a 1.2 percent decline in North American automotive production. The modest decline in sales from 1995 reflected reduced prices as a result of the pass through of lower material costs to original equipment manufacturer (OEM) customers.

1996 net sales for the Company's aftermarket products decreased $4.1 million or
11.5 percent from 1995 due to the continued economic sluggishness in the aftermarket segment of the automotive industry.

Gross profit margin was 20.2 percent of net sales in 1996 compared to 21.8 percent in 1995. The reduced gross profit margin reflects a number of factors. During 1996, the price of raw material decreased throughout the year. As aluminum prices decrease, the effect is to increase the overall gross margin percentage, although gross profit in absolute dollars remains unchanged. However, this increase did not occur in 1996 due to several offsetting factors. First, plant utilization rates were affected by several customer work stoppages and severe winter weather early in the year. Secondly, as of the fourth quarter of 1996, operating results of the chrome plating plant were consolidated, thereby reducing the overall gross profit margin percentage.

Selling, general and administrative expenses in 1996 were approximately the same as 1995, both as a percentage of net sales and in absolute dollars. A decline in selling expenses in 1996 was substantially offset by increased legal expenses associated with defending certain lawsuits.

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

Miscellaneous expense for 1996 included $7.4 million of pre-operating losses from the Fayetteville, Arkansas chrome plating plant compared to $5.8 million of similar losses in 1995. As a result of major improvements in the chrome plating operation during 1996, the pre-production period ended as of September 30, 1996.

The consolidated tax rate in 1996 decreased to 36.75 percent of pre-tax income from 37.6 percent in 1995. The reduced rate resulted from greater utilization of federal tax credits and lower state income taxes.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $74.6 million in 1997 compared to $96.5 million in 1996. Increased earnings adjusted for high levels of non-cash charges such as depreciation, amortization and the equity losses of the joint ventures, were reduced by increased accounts receivable and the timing of payments of accounts payable. The increased receivables were due to the strong sales level at the end of the year.

The $21.9 million reduction in cash flows from operating activities was offset by reduced cash utilized for investing and financing activities, totaling $25.4 million. Investing activities decreased by $9.8 million in 1997, as cash advanced to the Company's joint ventures decreased by $4.4 million and proceeds from the sale of investments increased $4.1 million. Financing activities decreased by $15.6 million in 1997, as debt repayments decreased $9.7 million and stock repurchases decreased by $5.7 million. During 1997, the Company paid the final installment of its 9.31% Senior notes and repurchased 523,700 shares of its common stock, compared to 739,900 shares repurchased in 1996.

        In addition to investing approximately $20 million in capital and $6.3 million of advances to the wheel plant in Hungary, OEM facility expansion programs have resulted in the Company expending approximately $320 million over the past ten years, the majority of which came from internally generated cash flow, to construct and expand its world-class road wheel facilities and to continuously improve all OEM manufacturing plants. In further pursuit of this objective, the Company anticipates expending an additional $45 million in 1998 to double the capacity of its Chihuahua, Mexico plant and to make further improvements to other plant locations. Management anticipates funding these plans from internally generated cash flow and, to the extent necessary, from existing cash and cash equivalents.

        During 1997, the value of the Mexican peso again experienced relative stability to the U.S. dollar as a result of the Mexican economy achieving moderate growth. Since 1990, the Mexican Peso has repeatedly experienced periods of relative stability followed by periods of major decline in value. The impact of these declines in value relative to the Company's wholly owned subsidiary, Superior Industries de Mexico, SA de CV, has resulted in a cumulative unrealized translation loss of $14.2 million, net of taxes, which has been charged directly to shareholders' equity. The Mexican production facility currently represents less than 10 percent of the Company's total capacity.

        The Company's financial condition remains strong. While continuing to paydown its debt and repurchase its common stock, the Conpany's working capital and current ratio increased to $134.4 million and 3.1:1, versus $87.7 million and 2.1:1 in 1996, respectively. The long-term debt to total capitalization ratio improved to 0.5 percent in 1997, as total long-term debt was reduced to less than $1.5 million. The Company believes it is well positioned to take full advantage of new and complimentary business opportunities, expanding international markets and, at the same time, able to withstand downturns in the economy.

During 1997, the Board of Directors announced a 17 percent increase in the cash dividend, representing the fourteenth consecutive year of dividend payments and increases. Management anticipates continuing its policy of paying dividends; however, this is contingent upon various factors, including economic and market conditions, all of which cannot be accurately predicted.

INFLATION

Inflation did not have a material impact on the results of operations or the financial condition of the Company. The Company believes its purchasing and the majority of its customer contracts are structured to minimize the impact of changes caused by inflation.

            SUPERIOR INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,

                                           1997                    1996                  1995
                                      -------------           -------------           -------------
NET SALES                             $ 549,131,000           $ 504,241,000           $ 521,997,000
Cost of Sales                           440,961,000             402,528,000             408,200,000
                                      -------------           -------------           -------------

GROSS PROFIT                            108,170,000             101,713,000             113,797,000
Selling, general and
  administrative
  expenses                               19,986,000              19,931,000              19,965,000
                                      -------------           -------------           -------------

INCOME FROM OPERATIONS                   88,184,000              81,782,000              93,832,000

Other Income (Expense)
    Interest expense                       (492,000)             (1,484,000)             (3,288,000)
    Interest income                       2,662,000               1,158,000               1,106,000
    Miscellaneous, net                   (4,146,000)             (7,385,000)             (6,732,000)
                                      -------------           -------------           -------------
                                         (1,976,000)             (7,711,000)             (8,914,000)

INCOME BEFORE INCOME TAXES               86,208,000              74,071,000              84,918,000
Income Taxes                             30,819,000              27,221,000              31,854,000
                                      -------------           -------------           -------------

NET INCOME                            $  55,389,000           $  46,850,000           $  53,064,000
                                      =============           =============           =============

EARNINGS PER SHARE - BASIC            $        1.97           $        1.64           $        1.80
                                      =============           =============           =============

EARNINGS PER SHARE - DILUTED          $        1.96           $        1.63           $        1.78
                                      =============           =============           =============


See notes to consolidated financial statements.

            SUPERIOR INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

December 31,                                                1997                    1996
                                                       -------------           -------------
ASSETS

CURRENT ASSETS:
   Cash and equivalents                                $  73,693,000           $  36,815,000
   Marketable securities                                        --                 5,288,000
   Accounts receivable                                    78,543,000              66,567,000
   Inventories                                            42,387,000              47,730,000
   Deferred income taxes                                   3,902,000               5,970,000
   Other current assets                                    1,321,000               1,710,000
                                                       -------------           -------------
      Total current assets                               199,846,000             164,080,000

PROPERTY, PLANT AND EQUIPMENT                            147,989,000             161,670,000
LONG-TERM ASSETS                                          34,844,000              31,840,000
                                                       -------------           -------------

                                                       $ 382,679,000           $ 357,590,000
                                                       =============           =============
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                    $  34,251,000           $  46,178,000
   Accrued liabilities                                    30,575,000              26,317,000
   Current portion of long-term debt                         589,000               3,874,000
                                                       -------------           -------------
      Total current liabilities                           65,415,000              76,369,000

LONG-TERM DEBT                                             1,344,000               1,940,000
OTHER LONG-TERM LIABILITIES                               16,377,000              17,850,000
DEFERRED INCOME TAXES                                     12,127,000              10,320,000
COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS' EQUITY
   Preferred stock, par value $25.00,
     1,000,000 shares authorized, none issued                   --                      --
   Common Stock, par value $.50,
     100,000,000 shares authorized                        13,951,000              14,161,000
   Additional paid-in capital                              9,306,000              20,845,000
   Cumulative translation adjustments                    (14,156,000)            (13,845,000)
   Unrealized loss on short-term investments                    --                  (554,000)
   Retained earnings                                     278,315,000             230,504,000
                                                       -------------           -------------
      Total shareholders' equity                         287,416,000             251,111,000
                                                       -------------           -------------

                                                       $ 382,679,000           $ 357,590,000
                                                       =============           =============

See notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 COMMON STOCK                                        UNREALIZED
                           ------------------------      ADDITIONAL    CUMULATIVE      LOSS ON
                           NUMBER OF                      PAID-IN      TRANSLATION    SHORT-TERM       RETAINED
                              SHARES         AMOUNT       CAPITAL       ADJUSTMENT    INVESTMENTS       EARNINGS       TOTAL
                        -------------    -----------    -----------    -----------    -----------   ------------   ------------
BALANCES AT
DECEMBER 31, 1994          29,611,635    $14,806,000    $55,555,000   $(10,572,000)   $(2,500,000)  $142,893,000   $200,182,000
Net income                       --             --             --             --             --       53,064,000     53,064,000
Stock options
  exercised,  including
  related tax benefit         154,372         77,000      2,812,000           --             --             --        2,889,000
Repurchases of
  common stock               (737,000)      (369,000)   (19,456,000)          --             --                     (19,825,000)
Cash dividends
  ($.195/share)                  --             --             --             --             --       (5,749,000)    (5,749,000)
Unrealized losses:
  Foreign currency
    translation                  --             --             --       (3,256,000)          --             --       (3,256,000)
  Short-term
    investments                  --             --             --             --        1,848,000           --        1,848,000
                        -------------    -----------    -----------    -----------    -----------   ------------   ------------
BALANCES AT
DECEMBER 31, 1995          29,029,007     14,514,000     38,911,000    (13,828,000)      (652,000)   190,208,000
Net income                       --             --             --             --             --       46,850,000     46,850,000
Stock options
  exercised, including
  related tax benefit          34,559         17,000        561,000           --             --             --          578,000
Repurchases of
  common stock               (739,900)      (370,000)   (18,627,000)          --             --                     (18,997,000)
Cash dividends
  ($.23/share)                   --             --             --             --             --       (6,554,000)    (6,554,000)
Unrealized losses:
  Foreign currency
     translation                 --             --             --          (17,000)          --             --          (17,000)
  Short-term
    investments                  --             --             --             --           98,000           --           98,000
                        -------------    -----------    -----------    -----------    -----------   ------------   ------------
BALANCES AT
DECEMBER 31, 1996          28,323,666     14,161,000     20,845,000    (13,845,000)      (554,000)   230,504,000    251,111,000


Net income                        --             --             --             --             --      55,389,000     55,389,000
Stock options exercised,
  including related
  tax benefit                  102,421         51,000      1,478,000           --             --            --        1,529,000
Repurchases of
  common stock                (523,700)      (261,000)   (13,017,000)          --             --            --      (13,278,000)
                         -------------  -------------  -------------  -------------  ------------- -------------  -------------
Cash dividends
  ($.27/share)                    --             --             --             --             --      (7,578,000)    (7,578,000)
Unrealized losses:
  Foreign currency
    translation                   --             --             --         (311,000)          --            --         (311,000)
  Short-term
    investments                   --             --             --             --          554,000          --          554,000
                         -------------  -------------  -------------  -------------  ------------- -------------  -------------
BALANCES AT
DECEMBER 31, 1997           27,902,387  $  13,951,000  $   9,306,000  $ (14,156,000) $        --   $ 278,315,000  $ 287,416,000

See notes to consolidated financial statements.

            SUPERIOR INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,
                                           1997              1996               1995
                                      ------------       ------------       ------------
NET CASH PROVIDED BY
OPERATING ACTIVITIES                  $ 74,614,000       $ 96,548,000       $ 83,747,000
                                      ------------       ------------       ------------

CASH FLOWS FROM INVESTING
ACTIVITIES:

Additions to property,
  plant and equipment                  (13,326,000)       (13,465,000)       (25,903,000)
Investment in and advances to
  joint ventures                        (7,052,000)       (11,410,000)        (9,664,000)
Proceeds from sales of
  investments                            5,488,000          1,350,000         17,732,000
Proceeds from sales of property,
  plant and equipment                      150,000               --                 --
Purchases of investments                      --             (973,000)        (2,911,000)
                                      ------------        ------------       ------------

NET CASH USED IN
INVESTING ACTIVITIES                   (14,740,000)       (24,498,000)       (20,746,000)
                                      ------------       ------------       ------------

CASH FLOWS FROM FINANCING
ACTIVITIES:

Repurchases of common stock            (13,278,000)       (18,997,000)       (19,825,000)
Cash dividends paid                     (7,329,000)        (6,554,000)        (5,749,000)
Payments of long-term debt              (3,918,000)        (8,828,000)       (19,367,000)
Stock options exercised                  1,529,000            578,000          2,889,000
Payments of short-term debt                   --           (4,800,000)       (23,467,000)
                                      ------------       ------------       ------------

NET CASH USED IN
FINANCING ACTIVITIES                   (22,996,000)       (38,601,000)       (65,519,000)
                                      ------------       ------------       ------------

Net Increase (Decrease) in
  Cash and Equivalents                  36,878,000         33,449,000         (2,518,000)

Cash and Equivalents at
  Beginning of Year                     36,815,000          3,366,000          5,884,000
                                      ------------       ------------       ------------

Cash and Equivalents at
   End of Year                        $ 73,693,000       $ 36,815,000       $  3,366,000
                                      ============       ============       ============

RECONCILIATION OF NET INCOME
TO NET CASH PROVIDED BY
OPERATING ACTIVITIES
Years Ended December 31,

                                            1997               1996               1995
                                        ------------       ------------       ------------
NET INCOME                              $ 55,389,000       $ 46,850,000       $ 53,064,000
Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
      Depreciation and
        amortization                      26,917,000         27,330,000         27,716,000
      Provision for
        retirement plans                   1,127,000          1,098,000          1,169,000
      Equity losses of
         joint ventures                    3,722,000               --                 --
      Other non cash items                   905,000             12,000         (1,320,000)
Changes in assets and liabilities:
       (Increase) decrease in:
          Accounts receivable            (11,976,000)         4,322,000         10,252,000
        Inventories                        5,343,000          6,093,000         (9,077,000)
        Other items                         (697,000)         3,357,000          3,786,000
      Increase (decrease) in:
        Accounts payable                 (11,927,000)          (742,000)
                                                                                   785,000
        Other liabilities                  1,936,000          6,346,000           (389,000)
        Deferred income taxes              3,875,000          1,882,000         (2,239,000)
                                        ------------       ------------       ------------

NET CASH PROVIDED BY
OPERATING ACTIVITIES                    $ 74,614,000       $ 96,548,000       $ 83,747,000
                                        ============       ============       ============


See notes to consolidated financial statements.

            SUPERIOR INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY
The principal business of Superior Industries International, Inc. and its subsidiaries (the Company), is the design and manufacture of motor vehicle parts and accessories, primarily aluminum road wheels for the domestic and international original equipment manufacturer (OEM) markets. It is also a leading manufacturer of custom road wheel and accessory products for the automotive aftermarket.

The Company maintains both domestic and foreign manufacturing facilities, including a wholly-owned subsidiary in Mexico and a manufacturing facility in Hungary through a 50 percent owned joint venture.

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, after elimination of all significant intercompany accounts and transactions. Investments in 50 percent owned joint ventures are accounted for using the equity method. The Company's share of joint ventures' operating results is reflected in non-operating income or expense.
These investments are included in long-term assets.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FISCAL YEAR END
For presentation purposes, the Company denotes December 31 as the fiscal year end. However, the Company's fiscal year ends on the last Sunday of the calendar year.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's financial instruments recorded on the balance sheet include cash and cash equivalents, accounts and notes receivable, long-term investments and accounts payable. Because of their short maturity, the carrying amount of cash and cash equivalents, accounts and notes receivable and accounts payable approximates fair value. Fair value of the Company's long-term investments is discussed in Note 6 to the consolidated financial statements.

CASH AND EQUIVALENTS
Cash and equivalents generally consist of cash and certificates of deposit with maturities of three months or less. Certificate of deposit at December 31, 1997 and 1996 totaled $6,205,000 and $5,444,000, respectively.

MARKETABLE SECURITIES
Marketable securities, which generally consist of U.S. government agency securities, corporate bonds, money market preferred stocks and equities, are all considered "available-for-sale" and are carried at the lower of cost or market, with any unrealized gains and losses reported as a component of shareholders' equity. The net realized loss from sale of available-for-sale marketable securities was $354,000 during 1997 compared to a net realized gain of $141,000 for 1996.

FOREIGN CURRENCY TRANSLATION
Foreign currency asset and liability accounts are translated at exchange rates in effect at the end of the accounting period. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is recorded as a separate component of shareholders' equity. Foreign exchange gains/(losses) of $85,000, ($109,000) and ($287,000) have been recorded as part of operations during 1997, 1996 and 1995, respectively.

INVENTORIES
Inventories, which include material, labor and factory overhead, are stated at the lower of cost or market. The Company uses the first-in, first-out (FIFO) method of determining cost for all inventories.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. The cost of additions, improvements and interest during construction are capitalized, while maintenance and repairs and tooling costs are charged to expense when incurred. Depreciation and amortization are provided generally on the straight-line basis over estimated useful lives ranging from 3
- 33 years. Cost and related accumulated depreciation or amortization of property replaced, retired or disposed of are removed from the accounts, and gains or losses, if any, are included in the results of operations for the period. Property and equipment no longer used in operations are stated at the lower of cost or estimated net realizable value and are included in other assets.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed as incurred. Amounts expended during the three years ended December 31,1997 were $4,204,000 in 1997, $3,310,000 in 1996 and $3,265,000 in 1995.

INCOME TAXES
Income taxes are accounted for using the asset and liability method pursuant to Statement of Financial Accounting Standards, "Accounting for Income Taxes" ("FAS 109"). Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period of enactment. Provision is made for U.S. income taxes on undistributed earnings of international subsidiaries and 50 percent owned joint ventures, unless such earnings are considered permanently reinvested. Tax credits are accounted for as a reduction of the provision for income taxes in the period in which the credits arise.

STOCK-BASED COMPENSATION
The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123").

EARNINGS PER SHARE
Earnings per share calculations for 1997 and all prior periods are in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS128"). Accordingly, "basic" earnings per share is computed by dividing net income by the weighted average shares outstanding for the period of 28,069,000 in 1997, 28,624,000 in 1996 and 29,559,000 in 1995. For
purposes of calculating "diluted" earnings per share, net income is divided by the total of the weighted average shares outstanding plus the dilutive effect of the Company's outstanding stock options ("common stock equivalents"), or 28,221,000 in 1997, 28,798,000 in 1996 and 29,895,000 in 1995.

NEW ACCOUNTING STANDARDS
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130") and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and related Information" ("FAS 131"). Management believes that implementation of the disclosure requirements of FAS 130 and FAS 131 will not have a material effect on the Company's consolidated financial statements.

            SUPERIOR INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.      BUSINESS SEGMENT

The Company manufactures motor vehicle parts and accessories for sale on normal, generally unsecured trade terms to original equipment manufacturers (OEMs) and the automotive aftermarket on an integrated one-segment basis

3.      ACCOUNTS RECEIVABLE

        December 31,                  1997               1996
                                   ------------     ------------

Trade receivables                  $ 64,251,000     $ 53,735,000
Other receivables                    15,477,000       14,102,000
                                   ------------     ------------
                                     79,728,000       67,837,000

Allowance for doubtful accounts      (1,185,000)      (1,270,000)
                                   ------------     ------------

   Total                           $ 78,543,000     $ 66,567,000
                                   ============     ============

The following percentages of the Company's consolidated net sales were made to the Ford Motor Company and General Motors Corporation: 1997, 42.8 percent and
43.1 percent; 1996, 47.4 percent and 40.1 percent; 1995, 47.4 percent and 41.2 percent. These two customers represented 78% of trade receivables at December 31, 1997.



4.      INVENTORIES

        December 31,        1997           1996
                        -----------    -----------

     Raw materials      $14,039,000    $16,474,000
     Work in process     12,642,000     13,461,000
     Finished goods      15,706,000     17,795,000
                        -----------    -----------
                        $42,387,000    $47,730,000
                        ===========    ===========

            SUPERIOR INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.      PROPERTY PLANT AND EQUIPMENT

        December 31,                       1997             1996
                                      ------------      ------------

Land and buildings                    $ 48,462,000      $ 48,124,000
Machinery and equipment                266,187,000       258,490,000
Leasehold improvements and other         4,835,000         4,746,000
Construction in progress                11,795,000        10,495,000
                                      ------------      ------------
                                       331,279,000       321,855,000

Less -
  Accumulated depreciation
  and amortization                     183,290,000       160,185,000
                                      ------------      ------------
                                      $147,989,000      $161,670,000
                                      ============      ============

Included in property, plant and equipment at December 31, 1997 and 1996, were buildings and equipment held under capital lease of $5,360,000, with accumulated depreciation of $3,321,000 and $3,068,000, respectively.

Maintenance and repairs charged against operations during 1997, 1996 and 1995 were $14,252,000, $14,193,000 and $15,103,000, respectively. The Company capitalized no interest in 1997, however, interest totaling $40,000 and $850,000 was capitalized during 1996 and 1995, respectively.


 6.      LONG-TERM ASSETS

Long-term assets at December 31, 1997 and 1996 include investments in and advances to the Company's 50 percent owned joint ventures, totaling $24,458,000 and $21,128,000, respectively. Also included are the Company's interests in affordable housing limited partnerships which provide favorable income tax benefits over a fifteen-year period. These investments totaled $5,767,000 and $6,378,000 at December 31, 1997 and 1996, respectively. While the fair value of these long-term investments is not practicable to obtain, the Company believes that the carrying amount represents the best estimate of fair value.

            SUPERIOR INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.      BORROWING ARRANGEMENTS

The Company maintains combined line and letter of credit facilities under which it may borrow up to $55,000,000 on an uncommitted, unsecured basis at rates generally below prime. The Company had no short-term borrowings during 1997 or at December 31, 1996. The weighted average interest rates for short-term borrowings during 1996 and 1995 were 5.8 percent and 6.7 percent, respectively.

The long-term debt of the Company is summarized as follows:

December 31,                                           1997           1996
                                                   ----------      ----------

9.31% Senior notes due 1997                        $     --        $3,333,000

Capitalized lease obligations payable in
   installments through 2001, with a weighted
   average interest rate of 11.3%                   1,258,000       1,501,000

Industrial development revenue bonds
   due in installments of $325,000 in 1998
   and $350,000 in 1999, with a weighted
   average interest rate of 7.6%                      675,000         980,000
                                                   ----------      ----------

                                                    1,933,000       5,814,000

Less - Current portion                                589,000       3,874,000
                                                   ----------      ----------
                                                   $1,344,000      $1,940,000
                                                   ==========      ==========

            SUPERIOR INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.      TAXES ON INCOME

The provision (credit) for income taxes is comprised of the following components:

Years Ended
December 31,                             1997                      1996                       1995
                                --------------         ----------------          -----------------
FEDERAL:    Current             $  25,225,000          $      22,718,000         $      22,338,000
            Deferred                 (706,000)                (1,374,000)                1,884,000
                                --------------         ----------------          -----------------
                                   24,519,000                 21,344,000                24,222,000
                                -------------          -----------------         -----------------

STATE:      Current                 2,365,000                  2,466,000                 3,891,000
            Deferred                  104,000                   (186,000)                  208,000
                                -------------          -----------------         -----------------
                                    2,469,000                  2,280,000                 4,099,000
                                -------------          -----------------         -----------------

FOREIGN:    Current                   104,000                    116,000                   175,000
            Deferred                3,727,000                  3,481,000                 3,358,000
                                -------------          -----------------         -----------------
                                    3,831,000                  3,597,000                 3,533,000
                                -------------          -----------------         -----------------

TOTAL:      Current                27,694,000                 25,300,000                26,404,000
            Deferred                3,125,000                  1,921,000                 5,450,000
                                -------------          -----------------         -----------------
                                $  30,819,000          $      27,221,000         $      31,854,000
                                =============          =================         =================

Income tax payments during the three year periods ending December 31, 1997 were $24,305,000 in 1997, $24,155,000 in 1996 and $25,448,000 in 1995.

The reconciliation of the statutory United States federal income tax rate to the Company's effective income tax rate is as follows:

Years Ended
December 31,                                     1997                     1996                 1995
                                                 ----                     ----                 ----
Statutory amount, computed
   at 35 percent                        $ 30,173,000         $ 25,925,000         $ 29,721,000
State tax provisions,  net
   of federal income tax benefit           1,607,000            1,482,000            2,664,000
Foreign income taxed at rates
   other than the statutory rate            (539,000)             (78,000)            (107,000)
Federal tax credits                       (1,241,000)          (1,266,000)            (722,000)
Other, net                                   819,000            1,158,000              298,000
                                        ------------         ------------         ------------
                                        $ 30,819,000         $ 27,221,000         $ 31,854,000
                                        ============         ============         ============

Significant components of the Company's deferred tax assets and liabilities are as follows:

December 31,                                                  1997                 1996
                                                          ------------         ------------

DEFERRED TAX ASSETS

    Reserves not currently deductible                       (4,630,000)          (6,823,000)
    Deferred compensation                                   (4,268,000)          (3,913,000)
    Revenue recognized for tax purposes                       (569,000)            (607,000)
    State taxes expensed currently,
      deductible in following year                          (1,021,000)          (1,021,000)
    Foreign currency translation adjustment                 (7,600,000)          (7,300,000)
    Other                                                   (1,982,000)          (1,569,000)
                                                          ------------         ------------
                                                           (20,070,000)         (21,233,000)
                                                          ------------         ------------

DEFERRED TAX LIABILITIES

    Differences between book and tax basis
      of property, plant and equipment                      19,449,000           19,316,000
    Differences between financial & tax accounting
      associated with foreign operations                     8,846,000            6,267,000
                                                          ------------         ------------
                                                            28,295,000           25,583,000
                                                          ------------         ------------

                                                          $  8,225,000         $  4,350,000
                                                          ============         ============


9.      LEASES

The Company leases certain land, facilities and equipment under long-term operating leases expiring at various dates through 2003. The terms of certain equipment leases require scheduled rent increases at specified intervals which are not dependent on the occurrence of any future events. Additionally, the Company reduced the amortization period for certain of these operating leases to appropriately match with the estimated useful life of the underlying machinery. Total lease expense for all operating leases amounted to $6,835,000 in 1997, $5,165,000 in 1996 and $5,040,000 in 1995.

The Company leases its corporate office and certain manufacturing facilities, under both capital and operating leases, from Louis L. Borick, President, and Juanita A. Borick. The leases, which expire in the year 2001, have two option periods of ten years each. The annual lease payment is $1,140,000, including $392,000 for the capital lease portion as shown in the table below. Future minimum payments to the Boricks through 2001 are $2,930,000 for the operating lease and $1,535,000, including interest, for the capital lease. In addition, certain other facilities were leased under short term lease arrangements from a related entity owned by the Borick children. Total lease payments to the Boricks and the related entity during the three years ending December 31, 1997 were $1,533,000 in 1997, $1,583,000 in 1996 and $1,583,000 in 1995.

Future minimum payments under all leases are summarized as follows:

                                                LEASES
Years Ended December 31,             OPERATING             CAPITAL
     1998                            $ 4,496,000        $   392,000
     1999                              7,850,000            392,000
     2000                              2,398,000            392,000
     2001                              1,185,000            359,000
     2002                                130,000               --
     Thereafter                           19,000               --
                                     -----------        -----------
                                      16,078,000          1,535,000

Amounts representing interest               --              277,000
                                     -----------        -----------

                                     $16,078,000        $ 1,258,000
                                     ===========        ===========

            SUPERIOR INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.   RETIREMENT PLANS

            The Company has an unfunded supplemental executive retirement plan covering its directors, officers and other key members of management. The Company has purchased key-man life insurance policies on each of the participants to provide for future liabilities. Subject to certain vesting requirements, the plan provides for a defined benefit based on final average compensation which becomes payable on the employee's death or upon retirement.

The components of cost for this retirement plan are as follows:

Years Ended December 31,       1997         1996           1995
                             --------      --------      --------

Service cost                 $279,000      $323,000      $315,000
Interest cost                 521,000       475,000       425,000
Net amortization               55,000        54,000        54,000
Other unrecognized loss          --           4,000        17,000
                             --------      --------      --------
  Net cost                   $855,000      $856,000      $811,000
                             ========      ========      ========

A schedule reconciling the projected benefit obligation with recorded plan liability follows:

December 31,                                  1997                1996
                                           -----------       -----------
Actuarial present value of
  benefit obligations:
    Vested benefit obligation              $ 5,276,000       $ 4,571,000
                                           ===========       ===========
    Accumulated benefit obligation         $ 7,225,000       $ 6,583,000
                                           ===========       ===========
Projected benefit obligation               $ 7,958,000       $ 7,259,000
Unrecognized prior service cost               (219,000)         (274,000)
Adjustment required to recognize
  minimum liability                             70,000           283,000
Other unrecognized experience  losses         (584,000)         (685,000)
                                           -----------       -----------
    Recorded liability                     $ 7,225,000       $ 6,583,000
                                           ===========       ===========

        Actuarial assumptions for the retirement plan for 1997 and 1996 include seven percent for the assumed discount rate and five percent for the assumed rate of average future compensation increases.

        The Company has contributory employee retirement savings plans in addition to mandatory profit sharing plans covering substantially all of its employees. The employer contribution is determined at the discretion of the Company and totaled $3,089,000, $2,606,000 and $2,330,000 for 1997, 1996 and
1995, respectively.

        The Company also has a deferred compensation agreement with its President under which the Company has agreed to pay certain amounts annually subsequent to retirement. For accounting purposes, the present value of such payments is being charged ratably to expense over the estimated remaining years of active employment. These charges totaled $272,000, $444,000 and $358,000 for 1997, 1996 and 1995, respectively.


11.     LIABILITIES

        The components of accrued and long-term liabilities are as follows:

        December 31,                                                      1997                   1996
                                                                          ----                   ----

        ACCRUED
        Payroll and related benefits                          $     12,089,000       $     11,609,000
        Income taxes                                                 5,109,000              2,988,000
        Insurance reserves                                           4,000,000              3,347,000
        Taxes, other than income tax                                 3,269,000              3,199,000
        Interest and dividends                                       1,958,000              1,777,000
        Deferred operating lease payment                             1,884,000                      -
        Tooling and maintenance                                         86,000                611,000
        Other                                                        2,180,000              2,786,000
                                                              ----------------       ----------------
                                                              $     30,575,000       $     26,317,000
                                                              ================       ================

        LONG-TERM
        Executive retirement and deferred
          compensation plans                                  $     10,313,000       $      9,424,000
        Deferred operating lease payments                            5,467,000              7,801,000
        Other                                                          597,000                625,000
                                                              ----------------       ----------------

                                                              $     16,377,000       $     17,850,000
                                                              ================       ================


12.  COMMITMENTS AND CONTINGENT LIABILITIES

        The Company is party to various legal and environmental proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. Based on facts now known to the Company, management believes all such matters are adequately provided for, covered by insurance or, if not so covered or provided for, are without merit, or involve such amounts that would not materially adversely affect the consolidated results of operations and cash flows or financial position of the Company. At December 31, 1997, the Company had outstanding letters of credit of approximately $2.0 million.

13.     STOCK OPTIONS

        The Company has stock option plans under which the Company is authorized to issue incentive and non-qualified stock options to its directors, officers and key employees totaling up to 3,200,000 shares of common stock. Shares available for future grants under these plans totaled 559,688 at December 31, 1997. Options are generally granted at not less than fair market value on the date of grant and expire no later than ten years after the date of grant. Options granted generally vest ratably over a four year period. When options are exercised, proceeds from the sale of stock under option are credited to common stock at par value, with amounts in excess of par value credited to additional paid-in capital.

        The Company has adopted the disclosure-only requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). Therefore, the following information is presented in accordance with the provisions of that Statement.

Had the Company elected to recognize compensation cost based on the fair value of options granted as prescribed by FAS 123, net income and earnings per diluted share would have been reduced to the proforma amounts indicated below.

                                                 1997             1996             1995
                                            -----------      -----------       -----------
Reported net income                         $55,389,000      $46,850,000       $53,064,000
Proforma net income                         $54,927,000      $46,448,000       $51,965,000
Reported diluted E.P.S.                        $1.96            $1.63             $1.78
Proforma diluted E.P.S.                        $1.95            $1.61             $1.74

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                1997           1996            1995
                                                ----           ----            ----
Risk-free interest rate                         5.6%           6.5%            6.5%
Expected dividend yield                         1.0%           1.0%            1.0%
Expected stock price volatility                25.0%          22.8%           22.8%
Expected option lives
   Incentive                                    7.0            7.2             7.2
   Non-qualified                                7.0            7.0             9.7

A summary of the status of the Company's stock option plans and changes in outstanding options is presented below:



Years Ended December 31,               1997                             1996                                1995
                              ------------------------        ------------------------         ----------------------------
                              SHARES          WEIGHTED        Shares          Weighted          Shares             Weighted
                              UNDER            AVERAGE        Under           Average           Under               Average
                              OPTION    EXERCISE PRICE        Option    Exercise Price           Option      Exercise Price
Options outstanding
   at beginning of year      1,284,356       $21.81         1,301,476          $21.73          1,432,223          $20.99
Options granted                 76,500        22.97            53,000           22.98            137,000           25.31
Options exercised             (102,421)       10.97           (34,559)          11.48           (154,372)          11.84
Options canceled
   or expired                  (19,584)       26.84           (35,561)          30.66           (113,375)          30.21
                            ----------       ------         ---------
Options outstanding
   at end of year            1,238,851       $22.69         1,284,356          $21.81          1,301,476          $21.73
                                                                                              ==========          ======
Options exercisable
   at end of year            1,112,045                      1,136,832                            856,268
                            ==========                      =========                         ==========
Weighted-average fair
   value of options
   granted during the
   year                    $      8.27                     $     8.53                         $     9.96
                           ===========                     ==========                         ==========

The following table summarizes information about options outstanding at December 31, 1997:

                                         Options Outstanding                                       Options Exercisable
                       ---------------------------------------------------------         ---------------------------------------
                            Number        Weighted Average                                   Number
         Range of      Outstanding               Remaining      Weighted Average         Exercisable            Weighted Average
Exercise Prices        at 12/31/97        Contractual Life        Exercise Price         at 12/31/97              Exercise Price
---------------        -----------        ----------------        --------------         -----------              --------------
  $3.75-$16.00             181,559              3.74 years         $       12.12             181,559                $    12.12
 $19.00-$25.00             302,292              7.22 years                 22.21             180,486                     21.52
  Over $25.00              755,000              5.21 years                 25.43             750,000                     25.42
                         ---------              ----               -------------           ---------                ----------
                         1,238,851              5.48 years         $       22.69           1,112,045                $    22.62
                         =========              ====               =============           =========                ==========

            SUPERIOR INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


14.     OTHER EXPENSE

Other expense for 1997 included $3.4 million representing the Company's share of start-up costs associated with the joint venture facility in Tatabanya, Hungary. Other expense in 1996 included $7.4 million of pre-operating losses from the Company's chrome plating facility in Fayetteville, Arkansas.


15.     QUARTERLY FINANCIAL DATA (UNAUDITED)
        (In Thousands Except Per Share Amounts)

                                    First        Second          Third        Fourth          Total
December 31, 1997                  Quarter       Quarter        Quarter       Quarter          Year
-----------------                  -------       -------        -------       -------          ----
Net Sales                        $ 125,893     $ 142,090     $  130,243    $  150,905     $ 549,131
Gross Profit                        22,397        28,706         24,544        32,523       108,170
Net Income                          11,548        15,074         13,119        15,648        55,389
Earnings Per Share
   Basic                               .41           .54            .47           .56          1.97
   Diluted                             .41           .53            .47           .56          1.96
Dividends Declared Per
  Share                                .06           .07            .07           .07           .27

                                    First        Second          Third        Fourth          Total
December 31, 1996                  Quarter       Quarter        Quarter       Quarter          Year
-----------------                  -------       -------        -------       -------          ----
Net Sales                       $  121,461     $ 137,554      $ 120,447    $  124,779     $ 504,241
Gross Profit                        21,724        30,356         24,409        25,224       101,713
Net Income                           8,629        13,909         11,428        12,884        46,850
Earnings Per Share
   Basic                               .30           .48            .40           .45          1.64
   Diluted                             .30           .48            .40           .45          1.63
Dividends Declared Per
  Share                                .05           .06            .06           .06           .23

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

        The Audit Committee of the Board of Directors, consisting solely of outside Directors, meets periodically with the independent public accountants, the internal auditor, and management to review and discuss the scope and major findings of the independent accountants' examination and results of internal audit reviews, including the system of internal accounting controls, and accounting principles and practices. Both the independent accountants and the internal auditor have free access to the Audit Committee at any time.



Louis L. Borick                                           R. Jeffrey Ornstein
President and Chairman of the Board                       Vice President & CFO

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To Superior Industries International, Inc.:


We have audited the accompanying consolidated balance sheets of Superior Industries International, Inc. (a California corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Industries International, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



Arthur Andersen LLP
Los Angeles, California
February 12, 1998

IBC

DIRECTORS
Louis L. Borick
President and Chairman of the Board

Sheldon I. Ausman
Senior V.P. & Director
Bowne of Los Angeles
Retired Managing Partner, Arthur Andersen LLP

Steven J. Borick
President, Texakota, Inc.

Raymond C. Brown
Retired Senior Vice President

Philip W. Colburn
Chairman, Allen Group, Inc.

V. Bond Evans
Retired President and CEO, Alumax Inc.

R. Jeffrey Ornstein
Vice President & CFO

Jack H. Parkinson
Retired Managing Director, Chrysler de Mexico, SA

CORPORATE OFFICERS

Louis L. Borick
President and Chairman of the Board

Joseph T. D'Amico
Vice President, Materiel

Michael D. Dryden
Vice President, International Business Development

Ronald F. Escue
Vice President, General Manager - Aftermarket Wheel Division

James M. Ferguson
Vice President, OEM Marketing Group

Daniel L. Levine
Corporate Secretary and Treasurer

Henry C. Maldini
Vice President, Engineering

Frank Monteleone
Vice President, Purchasing

R. Jeffrey Ornstein
Vice President & CFO

Michael J. O'Rourke
Vice President, OEM Program Administration

Delbert J. Schmitz
Vice President, Aftermarket Marketing

COUNSEL AND AUDITORS

General Counsel
Irell & Manella Auditors
Arthur Andersen LLP

MIDWEST FACILITIES

Robert D. Bracy
Vice President

PLANT AND SUBSIDIARY LOCATIONS

Van Nuys, California
Bernard J. O'Neil, Corporate Director of Manufacturing

Fayetteville, Arkansas
P.S. Reddy, General Manager

Rogers, Arkansas
David C. Rodgers, Plant Manager, Chrome Plating Plant

Fayetteville, Arkansas
I. Armando Valdez, Plant Manager

Pittsburg, Kansas
Robert W. McDole, General Manager

Johnson City, Tennessee
Gene W. Jole, General Manager

Superior, Puerto Rico
Pedro Mora, General Manager

Superior Industries de Mexico, SA de CV
Gabriel Soto, General Manager

West Memphis, Arkansas
Terrence J. Schultz, General Manager, Superior Engineered Technologies, Inc.

JOINT VENTURES
ASI
Aluminum Company of America (ALCOA)
Suoftec Kft (Europe)
Otto Fuchs Metallwerke
Topy-Superior Limited (Japan)
Topy Industries Limited

DIVIDEND REINVESTMENT PLAN TRANSFER AGENT AND REGISTRAR
Information about the Company's Dividend Reinvestment Plan, a convenient and economical method of using the dividend to increase holdings and any other questions about shareholder accounts should be directed to:
Chase Mellon Shareholder Services, Los Angeles, California
800.356.2017 - http://www.chasemellon.com

ANNUAL MEETING
The annual meeting of Superior Industries International, Inc. will be held at 10:00 a.m. on May 15, 1998 at the: Regent Beverly Hilton Hotel,
9500 Wilshire Boulevard, Beverly Hills, California

SHAREHOLDER INFORMATION
Form 10-K Annual Report to the Securities and Exchange Commission will be sent free of charge to shareholders upon written request to R. Jeffrey Ornstein, Vice President & CFO

CORPORATE OFFICES
7800 Woodley Avenue, Van Nuys, California 91406
818.781.4973 - Fax 818.780.3500

SHAREHOLDER RELATIONS
818.771.5906

INTERNET WEB ADDRESS
http://www.supind.com

INVESTOR RELATIONS
Neil G. Berkman Associates, Los Angeles, California - 310.277.5162

BACK COVER

VAN NUYS, CALIFORNIA          PITTSBURG, KANSAS            ROGERS, ARKANSAS
WEST MEMPHIS, ARKANSAS        FAYETTEVILLE, ARKANSAS        TIJUANA, MEXICO
CHIHUAHUA, MEXICO             JOHNSON CITY, TENNESSEE    TATABANYA, HUNGARY
ARECIBO, PUERTO RICO

WORLD CLASS - WORLD WIDE CORPORATE MILESTONES

1957    Manufacturer of auto bug screen, revenues $27,000
1958    Auto aftermarket expanded
1961    Built new manufacturing plant - Van Nuys, 25,000 square feet
1962    Introduced safety belts
1967    Built chrome plating plant and began manufacturing
1968    Introduced chrome plated steel wheels for aftermarket
1969    First public offering of Superior stock
1970    Added low pressure aluminum castings; produced both steel and aluminum aftermarket wheels; Tijuana, Mexico polishing plant added
1974    First OEM aluminum wheel for the Ford Motor Company Mustang model
1976 Produced chrome plated steel wheels for Dodge trucks; aluminum wheels for Chrysler passenger cars; produced GM's first cast aluminum wheel for Olds Cutlass; built new manufacturing plant - Van Nuys
1979    Arecibo, Puerto Rico aftermarket plant opened
1982 New contracts with General Motors; became largest aluminum wheel supplier to Ford Motor Company
1983 Toronto, Canada aftermarket plant opened; Newmarket, Canada OEM aluminum wheel plant acquired
1986    Fayetteville, Arkansas OEM aluminum wheel plant opened
1988    Ford Motor Company Q-1 Award
1989 Listed SUP on New York Stock Exchange; Rogers, Arkansas OEM aluminum wheel plant opened; General Motors Mark of Excellence Award and became GM's largest supplier
1990 West Memphis, Arkansas Aftermarket and aluminum chrome plating plant opened; Joint venture with Topy Industries, Ltd., of Tokyo, Japan; established market to Japanese OEM customers in Japan and the
        United States
1991    Pittsburg, Kansas OEM aluminum wheel plant opened
1992 Johnson City, Tennessee OEM aluminum wheel plant opened; revenues of over $325,000,000; largest manufacturer of aluminum wheels in the world
1994 Chihuahua, Mexico aluminum wheel plant opened; Tijuana Mexico polishing plant expanded
1995 Joint agreement established with Otto Fuchs of Germany and construction of aluminum wheel plant in Hungary to serve European markets.

Superior Industries International, Inc.

7800 Woodley Avenue
Van Nuys, California 91406
818.781.4973  Fax 818.789.3500
http://www.supind.com

Logo: NYSE