Form 10-K405, Exhibit 13
period 1998-12-31
SUPERIOR INDUSTRIES INTERNATIONAL INC
filed 1999-03-31
CIK 95552

                                                                      EXHIBIT 13
Front Cover

Superior Industries
International,Inc.

ANNUAL REPORT 1998

Building For The FUTURE

Since its founding in 1957, Superior Industries International, Inc. has pursued a commitment to excellence and a vision to become a leading OEM supplier to the automotive industry worldwide.

In 1998, with sales of $540 million, Superior ranks as the world's largest manufacturer of aluminum wheels for the OEM automotive industry. The Company's 12 manufacturing facilities employ more than 4,900 people in the United States, Hungary and Mexico, and manufacture wheels for approximately 150 individual vehicle platforms for customers including Ford, General Motors, Chrysler de Mexico, BMW, Audi, Volkswagen, Toyota, Mazda, Nissan and Isuzu. Superior also is a leading manufacturer of aftermarket automotive accessory products.

Reflecting the compelling performance and appearance advantages of aluminum road wheels, aluminum wheel installation rates for cars and light trucks reached a record 53% for 1998, the continuation of a long-term upward trend. These performance advantages have stimulated growth in the use of aluminum in other automotive applications such as suspension components and assemblies; an entirely new growth opportunity with the potential to rival Superior's opportunity in aluminum wheels.

"Using more aluminum is part of a campaign by automakers to sharply reduce the weight of future autos. `This is the final frontier of emissions control,' observes one Big Three spokesman."(Wall Street Journal, November 9, 1998.) Superior made substantial progress in 1998 in building its position in this emerging market. As an industry leader, Superior is well positioned to benefit from this new growth opportunity for years to come.

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


Chart 1
Cash Available for Expansion
(dollars in millions)

Chart 2
Long Term Debt Reduction
(dollars in millions)

                              FINANCIAL HIGHLIGHTS


Years Ended December 31,             1998                1997                1996                1995                1994
---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT (000'S)
Net Sales                          $539,431            $549,131            $504,241            $521,997            $456,638
Gross Profit                        100,104             108,170             101,713             113,797             111,368
Net Income                         $ 52,319            $ 55,389            $ 46,850            $ 53,064            $ 56,315

---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET (000'S)
Current Assets                     $235,886            $199,846            $164,080            $142,659            $160,771
Current Liabilities                  91,111              65,415              76,369              81,746             106,923
Working Capital                     144,775             134,431              87,711              60,913              53,848
Total Assets                        427,430             382,679             357,590             341,770             357,683
Long-Term Debt                          673               1,344               1,940               5,814              23,075
Shareholders'
  Equity                           $312,034            $287,416            $251,111            $229,153            $200,182

---------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Current Ratio                         2.6:1               3.1:1               2.1:1               1.7:1               1.5:1
Long-term Debt/Total
  Capitalization                        0.2%                0.5%                0.8%                2.5%               10.3%
Return on Average
  Shareholders'
  Equity                               17.5%               20.6%               19.5%               24.7%               29.9%

---------------------------------------------------------------------------------------------------------------------------
SHARE DATA
Earnings - Basic                   $   1.89            $   1.97            $   1.64            $   1.80            $   1.89
Earnings - Diluted                 $   1.88            $   1.96            $   1.63            $   1.78            $   1.85
Shareholders' Equity
  at Year-End                      $  11.42            $  10.30            $   8.87            $   7.89            $   6.76
Dividends Declared                 $   0.31            $   0.27            $   0.23            $   0.19            $   0.17
---------------------------------------------------------------------------------------------------------------------------

Chart 1

Earnings Per Share (in dollars)

     94        $1.88
     95        $1.96
     96        $1.63
     97        $1.78
     98        $1.85

Chart 2

Net Sales (in millions)

     94        $457
     95        $522
     96        $504
     97        $549
     98        $539

Chart 3

Shareholders' Equity (in millions)

     94        $200
     95        $229
     96        $251
     97        $287
     98        $312

MESSAGE

 To Our Shareholders

Nineteen-ninety eight was another exciting year for Superior Industries. While the strike at General Motors affected our results in the second and third quarters following a strong first quarter performance, the Company immediately returned to full volume production with the strike's end, and reported the strongest quarter in Superior's 41-year history.

As evidenced by our rapid recovery from the GM strike, our commitment to quality and industry leadership served us well during the year. We won a number of significant new aluminum wheel supply contracts that set the stage for further growth in 1999 and thereafter. We also are happy to report that our chrome plating operation has turned the corner and has become a positive contributor to our profits.

In addition, we made significant progress in our program to expand Superior's non-wheel aluminum automotive components business, a business that industry sources believe will grow into a multi-billion dollar market opportunity. With its significant weight and performance advantages versus steel components in suspension and similar applications, aluminum is the material of the future in the automotive business. We are confident that Superior will win significant new business as we bring to bear the full weight of our unparalleled design and manufacturing experience and worldwide reputation for quality on this enormous new growth opportunity. Based on contracts we currently are negotiating, 1999 looks to be a breakthrough year for Superior in the non-wheel aluminum component market.

We also successfully ramped up production at our joint venture manufacturing facility in Tatabanya, Hungary, where production of lightweight forged wheels for Audi and BMW is nearing capacity. Shipments of low pressure cast wheels for Volkswagen, Audi and BMW from this facility have also begun. Based on the progress we are making toward winning additional orders from European automotive manufacturers, we have begun to expand casting capacity at this facility. We also are in the process of doubling capacity at our facility in Chihuahua, Mexico to two million units annually. And we continue to build volume and enhance efficiency through cost reduction efforts at all of our OEM casting facilities, and at the chrome plating facility in Fayetteville, Arkansas.

Contract Wins

During the year Superior won new multi-year contracts to supply aluminum road wheels for Lincoln's new mid-level luxury car, the Lincoln LS, the Cadillac DeVille, Volkswagen's Golf, and Ford's Windstar. Superior is the principal wheel supplier for GM's new GMT800 full size light truck program, widely considered to be GM's most important vehicle launch in recent years. International business also continued to grow, highlighted by increased volume for Nissan.

We also won exclusive, multi-year contracts to supply chrome plated aluminum road wheels for the new GMC Denali and Cadillac Escalade, the new luxury model Sport Utility Vehicles (SUV) of General Motors. These contracts are in addition to our contracts to supply chrome plated aluminum wheels for the Oldsmobile Intrigue and Pontiac Firebird for GM, the Lincoln Town Car and Continental for Ford, BMW Z-3, and several other models for other manufacturers.

Our chrome plating facility introduced a new product in 1998, bright polish finished wheels, an attractive finishing alternative to traditional painted and bright machined wheels. We currently supply bright polish wheels for the new Mercury Cougar and several truck programs, and we have recently won additional orders for both chrome plated and bright polish wheels for 1999. These contracts are the latest signs of strength in the market for these road wheels. Superior remains the world's only high volume manufacturer of both chrome plated and bright polish wheels with in-house capabilities.

Non-Wheel Aluminum Components

In 1997, Superior won its first non-wheel aluminum automotive component order, a transmission support bracket for the Oldsmobile Intrigue. Taking the next step in our strategy to expand our non-wheel aluminum components business, during 1998 we entered into an exclusive licensing agreement for a unique proprietary "hybrid" aluminum casting/forging technology. This new hybrid technology combines the design flexibility, light- weight and cost advantages of casting with improved strength characteristics of forging. This technology can be used to manufacture non-wheel components that will be less expensive while maintaining the structural requirements of conventional forged aluminum and steel components. This proven technology is currently being used to manufacture aluminum components for several automotive manufacturers in Europe and the U.S.

Our U.S. automotive customers are reacting enthusiastically to product samples, and we are working hard to win additional orders. We believe that volume production employing the new technology could begin relatively quickly. As a further sign of our commitment to the non-wheel aluminum component opportunity, we recently named a General Manager for our Cast/Forge Program based in Fayetteville, Arkansas, and are beginning to commit capital and additional human resources to this important new product line.

Financial Performance

The fourth quarter of 1998 was Superior's best quarter ever. Net income increased 25% to a record $19.5 million, or $0.71 per diluted share, exceeding Wall Street's most optimistic expectations. OEM aluminum wheel shipments set a new quarterly record. And revenue rose to a record $152.7 million. As we anticipated, Superior's business recovered rapidly with the settlement of the GM strike, during which we estimate that we lost approximately $25 million in sales and as much as $10 million in net income, or $0.35 per share, as a result of the strike. Our exceptional fourth quarter brought our results for all of 1998 close to the Company's record performance for 1997. At $1.88 per diluted share, net income was only slightly below the record $1.96 reported for 1997. Revenue was $539.4 million for 1998 compared to the all-time record of $549.1 million set in 1997. In view of the reduction in aluminum prices during the year, this is especially impressive since we typically pass through changes in the price of aluminum in both our selling prices and our cost of sales.

Signaling our confidence in Superior's future, at its meeting in May 1998 the Board of Directors raised the quarterly cash dividend by 14% to $0.08 per share. This is the fifteenth consecutive increase in the cash dividend per share. In addition, during the year the company repurchased almost 750,000 shares of common stock under the 2 million share buyback program approved by the Board at the end of 1997. The Company's balance sheet remains debt-free, and we ended the year with approximately $87 million in cash.

The momentum we established in the fourth quarter has carried over into the new year. Nineteen ninety-nine is shaping up to be another great year for Superior Industries. Our continued growth is a tribute to our employees, whose dedication and hard work make our success possible, and to our customers, whose loyalty we work hard to earn every day.

Thank you for your interest and support. We look forward to reporting our progress to you.

Louis L. Borick
President and Chairman of the Board

Caption 1

Louis L. Borick

Caption 1
Casting the Olds Intrigue transmission bracket

Caption 2
Casting of an aluminum road wheel

MANUFACTURING AND

Superior's success is built on a foundation of engineering and manufacturing excellence. We strengthened this foundation during 1998 with new technologies and capabilities that enhance our competitive position and allow us to provide unprecedented responsiveness and service to our customers around the world.

During the year, in response to critical customer needs, we developed entirely new wheel programs for the soon to be launched Lincoln LS and the Cadillac DeVille in record time. So perhaps it's not surprising that both Ford and General Motors rated Superior the Number One supplier for product engineering and development among all wheel suppliers. Nor is it surprising that we continue to win orders for new and replacement programs from our established customers.

We are taking steps to further improve customer responsiveness and accelerate product development. During 1998 we completed preparations for a major upgrade to the latest generation of CAD/CAM technology, a significant development that will add important new features to our current CAD/CAM system. Among its many benefits, this advanced technology will provide us -- and our customers -- the latest solid modeling capability for rapid evaluation of alternative designs.

Caption 1
Fully automated machining cell

Caption 2
Computerized wheel structural analysis

ENGINEERING TECHNOLOGY

Also during 1998 we began to apply Superior's manufacturing and engineering expertise to the non-wheel aluminum components business. Our first product -- a transmission bracket for the Oldsmobile Intrigue -- entered volume production during the year. We adapted Superior's proprietary Advanced Production Quality Planning (APQP) system, the system that guides the manufacture of our aluminum wheels, to the special requirements of the non-wheel component segment. All of the engineering disciplines developed by Superior over the years, including our advanced stress and thermal analysis techniques, are directly relevant to non-wheel products, a synergy that we expect will help Superior win business in this exciting new market.

All Superior facilities are QS 9000 certified. The Company is confident, based on reviews by outside consultants, that it has recognized and addressed the appropriate action plans to make all systems ready for the Year 2000.

Caption 1
GMC Sierra

Caption 2
Cadillac Sedan DeVille

Caption 3
Ford Explorer XLT

Caption 4
Ford Windstar SEL

Superior is the world's leading supplier of aluminum road wheels to the OEM automotive industry. During 1998 we confirmed our industry dominance with the announcement of several significant new contract wins.

We also proved that we made the right decision several years ago when we entered the chrome-plated aluminum wheel market. After a difficult start-up period, our chrome plating operation has become a positive contributor to Superior's growth and profitability. We identified the opportunity in the OEM chrome plated aluminum wheel market, we developed the products, we invested in building capacity, and now our persistence has been rewarded. Nineteen ninety-eight was an excellent year for our chrome plating business. We won exclusive, multi-year contracts to supply chrome plated aluminum road wheels for the new GMC Denali and Cadillac Escalade, the luxury models of GM's Yukon SUV platform. And we continue to supply chrome plated wheels for the Oldsmobile Intrigue, Buick Regal, Chevrolet Camaro, Pontiac Firebird and other nameplates for GM and other automotive manufacturers. Superior today is a leading high volume manufacturer of these increasingly popular wheels. We are proud of this achievement.

During 1998 Superior won multi-year contracts to supply aluminum road wheels for Lincoln's recently-launched new mid-level luxury car, the Lincoln LS. These contracts are in addition to our agreements to supply aluminum wheels for the 1999 Lincoln Navigator SUV, the restyled Lincoln Town Car, Lincoln Continental, Ford's Windstar and F-150 pickup truck, the largest selling vehicle in North America, and other Ford and Lincoln Mercury nameplates.

We also were awarded an exclusive contract to supply aluminum road wheels for the Cadillac DeVille, a contract win that represents substantial incremental business for Superior and

Original Equipment

Caption 1
Toyota 4 Runner SR5

Caption 2
Lincoln Navigator

Caption 3
Nissan Maxima SE

Caption 4
Mercury Cougar

renews our relationship with the prestigious Cadillac name-plate. In addition, Superior is the principal wheel supplier for GM's new GMT800 full size light truck, widely considered to be GM's most important vehicle launch in recent years.

International sales also increased, highlighted by higher sales to Nissan and a significant contract win from a major European automotive manufacturer for product to be manufactured at our joint venture plant in Tatabanya, Hungary. And we recently won one of the largest contracts in Superior's history to supply aluminum road wheels for a major global automotive manufacturer.

In another sign of our growing confidence in the business is bright wheel finishes. During 1998 Superior introduced a new product for this market, bright polish finished wheels, a lower-cost alternative to chrome. We have already won supply contracts for bright polish wheels for the Mercury Cougar and the GMC Sierra pick up truck. Additional orders have been received for 1999.

In sum, during 1998 Superior continued to increase its share of the OEM aluminum wheel market at the same time that overall aluminum wheel penetration also continued to rise. The momentum we established in the fourth quarter with our rapid recovery from last year's GM strike is still with us as we enter 1999, which is shaping up to be another strong year for Superior's OEM aluminum wheel business.

MANUFACTURING FACILITIES

DOMESTIC:

Van Nuys, California
Fayetteville, Arkansas
Rogers, Arkansas
Pittsburg, Kansas
Johnson City, Tennessee
West Memphis, Arkansas

INTERNATIONAL:

Superior Puerto Rico

Superior Industries de Mexico, SA de CV
Chihuahua, Mexico

Suoftec Kft (Europe)
Tatabanya, Hungary
(Joint Venture)

Tijuana, Mexico

QUALITY OF LEADERSHIP

Leadership in senior management, marketing, engineering and manufacturing is the key to Superior's growth over the years. The Company's management team includes top professionals in every critical position throughout the organization. With the rapid consolidation of the worldwide automotive industry, this management depth is an increasingly important competitive advantage for Superior.

Industry consolidation has resulted in a fundamental, permanent shift in the relationship between supplier and customer. Customers rely on the design, engineering and manufacturing capabilities of their suppliers more than ever before. To be successful, suppliers must satisfy customer requirements for performance, appearance, weight, cost and other critical parameters that become more complex with each passing year. Only the strongest, best managed suppliers can prosper in this competitive environment.

Superior has what it takes. We work directly with our customers' management teams from initial product concept, to design and engineering specification, to manufacturing qualification, to volume production and delivery.

DOMESTIC:
Cadillac DeVille
Cadillac Escalade
GMC Denali
GMC Rally
GMC Safari
GMC Sierra
GMC Sport Van
GMC Suburban
Chevrolet Camaro
Chevrolet Astro
Chevrolet Venture
Chevrolet Silverado

Chevrolet Sport Truck
Pontiac Firebird
Buick Le Sabre
Buick Park Avenue

Buick Regal
Olds Intrigue
Olds Cutlass
Olds Silhouette
Ford Explorer
Ford Mustang
Ford Contour
Ford Taurus

Ford Escort
Ford Windstar
Ford F150 Nascar
Lincoln Continental
Lincoln Town Car
Lincoln Navigator
Mercury Cougar
Mercury Grand Marquis
Mercury Sable
Mercury Mystique
Mercury Tracer

INTERNATIONAL:
Volkswagen Beetle
Volkswagen Lupo
Nissan 200SX
Nissan Sentra
Nissan Safari
Nissan Sunny/Pulsar
Nissan Primera
Nissan Bluebird
Nissan Avenir
Nissan Rasheen
Nissan Maxima/Cefiro
Nissan Altima
Toyota 4Runner

Acura SLX
Audi A3
Audi A4
Audi A6
BMW 3-Series
BMW 5-Series

BMW Z3 Coupe
BMW Z3 Roadster
Ford LTD (Australia)
Mazda MX-3
Mazda MX-6
Mazda Protege
Honda Passport

Caption 1

From left: Del Schmitz, VP, Aftermarket; Jim Ferguson, VP, OEM Group; Jeff Ornstein, VP & CFO; Bill Kelley, VP, Operations; Joe D'Amico, VP, Materiel; Lou Borick, President; Mike Dryden, VP, International; Bernie O'Neil, Director of Manufacturing; Mike O'Rourke, VP, OEM; Frank Monteleone, VP, Purchasing; Steven Borick, VP, Strategic Planning and Dan Levine, Secretary and Treasurer.

Superior is one of the few suppliers in the aluminum automotive components industry with the depth of management, the scale of operations, and the financial strength to meet all customer requirements, consistently, reliably, and professionally.

Leadership has made Superior's growth possible for more than forty years. With our vision and experience, we are confident that Superior's leadership will be equally successful in meeting the challenges of the future.

Caption 1

Examples of Superior's product opportunities in the emerging aluminum components segment

NEW TECHNOLOGY

Superior has made a significant commitment to building its position in the non-wheel aluminum automotive components market. Industry sources estimate that the emerging market for performance-related aluminum components for suspension, brake and similar structural applications represents a multi-billion dollar opportunity over the next few years, driven by the automotive industry's endless struggle to reduce weight, lower emissions, and improve performance. As one of the world's leading manufacturers of aluminum products for automotive applications, with proprietary manufacturing technology developed over many years and unmatched by anyone, anywhere, Superior is poised to be a major beneficiary.

We took a critical step in our strategy to expand our non-wheel aluminum components business in 1998 with the signing of an exclusive licensing agreement for a unique proprietary "hybrid" aluminum casting/ forging technology. This new hybrid technology combines the design flexibility and cost advantages of casting with improved strength and weight characteristics. The technology can be used to manufacture components that will be less expensive yet match the performance of conventional forged aluminum and steel components. This process has been tested in the marketplace -- it currently is being used to manufacture aluminum components for all of the major European automotive manufacturers.

Some of the products under development or in production are pictured on this page, including an upper control arm/bracket assembly we are developing for a major U.S. automotive manufacturer. Our U.S. customers are reacting enthusiastically to product samples, and we hope to win meaningful orders during 1999. We believe that volume production employing the new technology could begin relatively quickly, and we recently purchased a forging press suitable for this application. With our strong balance sheet, we are willing and able to add production capacity as demand warrants.

AFTERMARKET

Superior's 68 product lines and 3800 individual parts for the automotive aftermarket include steering wheel covers and suspension products, seat belts and license plate holders, chrome plated steel and aluminum road wheels, and other popular products. Superior's aftermarket products are featured by such leading wholesale and retail outlets as Pep Boys, AutoZone, Western Auto, Canadian Tire, Les Schwab, CSK Auto, Inc., Belle Tire, Dunlap & Kyle, and Paccar.

Industry consolidation has affected our aftermarket business. Revenue for 1998 was $33.3 million compared to $34.3 million for 1997.

We currently are evaluating our options for the future growth of Superior's automotive aftermarket business. Given our outstanding customer relationships and excellent distribution network, we are evaluating several new products and potential acquisition opportunities. As always, our decision will be guided by the principle of maximizing shareholder value, a principle that has served the Company and its shareholders well over the years.

Financial OUTLOOK

We are confident that 1999 will be another great year for Superior Industries. Automotive industry analysts are forecasting continued strong worldwide demand for automobiles in the new year. Superior's rapid recovery from the GM strike in the fourth quarter of 1998 and the first quarter of the new year confirms this outlook. Both aluminum wheel penetration and Superior's share of the aluminum wheel market continue to grow, and we believe that the Company will win business from new customers and for additional automobile platforms in 1999. And with our excellent cash position and virtually debt free balance sheet, we are well positioned to take advantage of every growth opportunity.

Diversification of our customer base in the aluminum wheel business continues to be a top priority. We added new and expanded orders from our international customers and are aggressively pursuing new customers not currently being served. We are on schedule doubling our capacity in our Chihuahua, Mexico facility, expanding our Van Nuys capacity and continuing to increase production at our Hungarian joint venture facility.

In addition, we are increasingly excited about the potential of the non-wheel aluminum automotive components business, a business now just in its infancy. We are working hard to capture our share of this emerging market. Superior has the customer base, the aluminum manufacturing expertise, the reputation for quality and reliability required for success, and we are pursuing this opportunity aggressively. Our customers know that Superior is committed to this new market, that we have the management, technology, and manufacturing infrastructure already in place, and that we are prepared to invest heavily in additional manufacturing capacity to address their most exacting requirements. Underlying our optimism is a simple fact: aluminum is the material of the future in the automobile industry. Aluminum's weight and performance advantages are driving a steady increase in the use of this material in every aspect of automotive design. Superior is a recognized leader in the design and manufacturing of aluminum automotive components. We are in the right place at the right time for continued success.


                    QUARTERLY COMMON STOCK PRICE INFORMATION


                                    1998                                   1997                              1996
                       ------------------------------         -----------------------------       ---------------------------
                         High                 Low               High               Low               High             Low
                       ----------          ----------         --------           ----------       ----------       ----------
First Quarter          $ 33 3/16           $ 25 7/8           $ 25 3/8           $ 22 1/2         $   28           $   23 7/8
Second Quarter           33 1/2              26 5/16            27 1/8             22 5/8             28 1/4           24 1/4
Third Quarter            27 15/16            20 3/16            29 3/8             25 13/16           26 1/2           22 7/8
Fourth Quarter           27 15/16            21 11/16           28 1/2             25                 25 7/8           22 3/4


Our common stock is traded on the New York Stock Exchange (symbol: SUP). We have approximately 1,200 shareholders of record and 27.3 million shares outstanding as of January 29, 1999.

RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION


SALES


Years Ended December 31                   1998               1997               1996
---------------------------------------------------------------------------------------
(In Thousands)
Net Sales                              $ 539,431           $ 549,131           $504,241


        Unit shipments of aluminum road wheels increased less than 1.0 percent over 1997 shipments. However, during 1998 the average selling price declined due to a lower pass-through price of aluminum to our customers. Net sales of our aftermarket product line decreased 3.0 percent to $33.3 million in 1998, representing the ongoing contraction of customers and intensified competition.

        The slight increase in unit shipments in 1998 compares to a decrease of
3.0 percent in North American automotive production of passenger cars and light trucks. Based on Ward's Automotive, an industry publication, aluminum wheel installation rates on automobiles and light trucks rose to a record 53.4 percent for the 1998 model year compared to 52.3 percent for the 1997 model year.

        Net sales in 1997 increased 8.9 percent to a record $549.1 million compared to the $504.2 million in 1996. Unit shipments of aluminum road wheels increased 6.5 percent over 1996 shipments. This 6.5 percent increase compares to an increase of only 3.3 percent in North American automotive production. Sales also increased due to the consolidation of chrome plating sales for the full year in 1997 versus only fourth quarter sales in 1996.

        1997 sales of our aftermarket product line increased $2.5 million, or
7.9 percent to $34.3 million, from $31.8 million in 1996, due principally to the acquisition of new product lines.


GROSS MARGIN


Years Ended December 31,           1998            1997            1996
------------------------------------------------------------------------
(In Thousands)
Gross Profit Margin                18.6%           19.7%           20.2%


        During 1998, the price of aluminum decreased approximately 5.0 percent, which had a minimal effect on the gross margin percentage. The decrease in gross margin was due primarily to unabsorbed production costs during the United Auto Workers (UAW) strike against General Motors in June and July and contractual price reductions.

        The aluminum content of selling prices to OEM customers is adjusted to current market conditions which subjects us to the risks of market changes when we, from time to time, enter into fixed purchase contracts. The cost of aluminum is a significant component in the overall cost of a wheel. As the price of aluminum increases, the effect is to decrease overall gross margin percentage, although gross profit in absolute dollars remains unchanged. The opposite is true in periods during which the price of aluminum decreases.

        While we have ongoing programs to reduce costs to our customers and, in the past, have generally been successful in substantially mitigating pricing pressure from our customers, it is becoming increasingly difficult to do so without impacting margins. We will continue to aggressively implement cost savings strategies to meet customer pricing expectations and maintain margins.

The impact of future customer pricing pressures and increasing industrywide competition on our financial position and results of operations is not known.

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

        During 1997, the price of aluminum increased slightly. However, the increase in customer orders in 1997 translated into greater production requirements and more efficient and higher plant utilization. These factors offset the impact of slightly higher aluminum costs and their effect on the gross margin percentage.


OPERATING EXPENSES


Years Ended December 31,            1998              1997              1996
------------------------------------------------------------------------------
(In Thousands)
Selling, General and
Administrative Expense             $19,758           $19,986           $19,931


        Selling, general and administrative expenses, which decreased slightly compared to the prior year, increased to 3.7 percent on slightly lower net sales in 1998 compared to 3.6 percent of net sales in 1997.

        Selling, general and administrative expenses in 1997, which were approximately the same in absolute dollars as in the prior year, decreased to
3.6 percent of net sales compared to 4.0 percent of net sales in 1996, due to the increase in sales in 1997.


OTHER INCOME (EXPENSE)

        In 1998, interest income increased to $4.5 million from $2.7 million in 1997 as cash available for investment during the year averaged $34.2 million higher than the prior year.

        Interest income in 1997 increased to $2.7 million from $1.2 million in 1996 as cash generated during the year increased $36.9 million, due to strong earnings and less cash used for investing and financing activities.

        In December 1997, we made the final payment of $3.3 million on our Senior notes. This, along with the $8.3 million payment made in December 1996, is the principal reason for the $1.0 million reduction in interest expense.

        The 50/50 joint venture formalized in 1995 with Otto Fuchs to construct a plant in Tatabanya, Hungary for the production of both lightweight forged and low pressure cast aluminum wheels for the European automotive market began production of forged wheels in early 1997 and cast wheels in mid 1998. In accordance with our long-standing policy of expensing all start-up costs as incurred, miscellaneous expense for 1998 included $3.8 million of expense representing our share of start-up costs associated with this new facility.

        Miscellaneous expense for 1997 included $3.4 million of expense representing our share of initial start-up costs associated with the new facility in Hungary. Miscellaneous expense for 1996 included $7.4 million of pre-operating losses from the Fayetteville, Arkansas chrome plating plant.


EFFECTIVE INCOME TAX RATE

        The consolidated tax rate in 1998 decreased to 35.25 percent of pre-tax income from 35.75 percent in 1997. The reduced rate was due primarily to an increase in federal tax credits, principally related to research and development. We expect a modest decrease in the tax rate in the future.

        The consolidated tax rate in 1997 decreased to 35.75 percent of pre-tax income from 36.75 percent in 1996. The reduced rate was due primarily to an increase in foreign income which is taxed at rates below the U.S. statutory rate.

READINESS FOR YEAR 2000

        We are aware of the potential for Year 2000 software failures and the associated impact on business operations. We developed a plan that established January 1, 1998 for all integrated business software to be Year 2000 compliant. That target date has been met, as a test environment was established and the programs were activated in the second quarter of 1998.

        Also, we have initiated a company-wide program to identify and address issues associated with the ability of our date-sensitive business processes to properly recognize the Year 2000. This program is being conducted by a management team led by a project manager reporting directly to the Vice President of Operations & Quality. This team is coordinating the efforts of internal resources as well as third party customers and vendors in identifying the various systems, processes and types of equipment requiring analysis and, potentially, remediation. The program includes systems, processes and equipment in all of our domestic and international locations. The program also includes formal communications with "mission critical" suppliers for each of our manufacturing locations.

        As of this writing, a detailed inventory by location of all systems, processes and types of equipment has been completed. Currently, 99% of our mission critical suppliers have responded as being Year 2000 compliant. A plan to test mission critical equipment and software has been developed to ensure that they are in fact compliant. Reiterative testing will continue through 1999 on all systems, processes and equipment to ensure continued compliance. Additionally, in conjunction with a group of our key customers, who are continually monitoring and rating our progress with this program, we will develop contingency plans for all mission critical processes by the end of the second quarter of 1999.

        Costs incurred from inception of this program to become Year 2000 compliant are estimated at less than $500,000 and are not anticipated to increase significantly over the next year.

        We currently anticipate that the mission critical systems that we control in our domestic and international operations will be Year 2000 compliant by January 1, 2000. However, no assurance can be given that unforeseen circumstances will not arise during the completion of this program, which would adversely affect the Year 2000 compliance of our systems. As a result, we are unable to determine the impact that any system interruption, especially those externally generated, would have on our results of operation, financial position or cash flows.

        We feel confident based on reviews by outside consultants, that we have recognized and addressed the need for making our centralized integrated computing able to manage the business upon entering the twenty-first century.


RISK MANAGEMENT

We are not substantially exposed to market risk from changes in foreign currency exchange rates or interest rates, which could impact our results of operations and financial condition. Therefore, we do not actively manage interest rate risk or foreign currency exchange contracts. As a result of the minimal exposure to the change in market conditions, we do not foresee any significant change in the current strategy.


INFLATION

Inflation did not have a material impact on our results of operations or the financial condition for 1998. We believe that purchase commitments and the majority of our customer contracts are structured to minimize the impact of changes caused by inflation.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES


Years Ended December 31,             1998               1997
--------------------------------------------------------------
(In Thousands)
Total Assets                       $427,430           $382,679


        Total assets at the end of 1998 increased $44.8 million, or 11.7 percent from 1997. This increase was primarily due to increases in cash and accounts receivable of $12.9 million and $22.2 million, respectively. At the end of 1998, a $20.5 million payment of accounts receivable was not received until the first business day of 1999. In 1997, this payment was received prior to the end of the year.


Years Ended December 31,             1998               1997
--------------------------------------------------------------
(In Thousands)
Total Liabilities                  $115,396           $ 95,263


        Total liabilities increased $20.1 million, or 21.1 percent from 1997 primarily as a result of the increase in accounts payable due to the record levels of production in the 4th quarter of the year and to increased capital equipment purchases for the expansion project at the Mexico facility and replacement and refurbishment of existing equipment.


Years Ended December 31,             1998               1997
---------------------------------------------------------------
(In Thousands)
Total Shareholders' Equity           $312,034           $287,416


        Shareholders' equity increased $24.6 million, or 8.6 percent in 1998. The net income increase of $52.3 million was partially offset by the repurchases of common stock totaling $19.5 million and cash dividends totaling $8.3 million.


Years Ended December 31,                   1998               1997
--------------------------------------------------------------------
(In Thousands)
Net cash provided by operating
activity                                 $ 79,619           $ 74,614


        Cash provided by operating activities was $79.6 million in 1998 compared to $74.6 million in 1997. Increased earnings adjusted for high levels of non-cash charges such as depreciation, amortization and the equity losses of the joint ventures, were reduced by increased accounts receivable and accounts payable, as described above.

        The $79.6 million in cash flows from operating activities in 1998 was reduced by increased cash utilized for investing and financing activities, totaling $66.7 million. Investing activities increased by $26.7 million in 1998 due to capital expenditures increasing $23.4 million to $36.7 million from $13.3 million a year ago, due principally to the expansion of Chihuahua, Mexico facility. Financing activities increased by $2.3 million to $25.3 million in 1998, as repurchases of our common stock increased to $19.5 million from $13.3 million a year ago. This increase was mostly offset by lower debt repayments of $3.2 million in 1998 and a higher level of stock options being exercised.

        In addition to investing approximately $36.7 million in capital equipment and $3.5 million of advances to the wheel plant in Hungary, OEM facility expansion programs have resulted in our expending approximately $340 million over the past ten years. The majority of the expansion financing came from internally generated cash flow, to construct and expand our world-class road wheel facilities and to continuously improve all OEM manufacturing plants. In addition, we anticipate expending an additional $25 million in 1999 to make further improvements to plant locations. We anticipate funding these plans from internally generated cash flow and, to the extent necessary, from existing cash and cash equivalents.

        During 1998, the value of the Mexican peso experienced a 22.8 percent decline relative to the U.S. dollar, as a result of the Mexican economy entering a recessionary period. Since 1990, the Mexican Peso has repeatedly experienced periods of relative stability followed by periods of major decline in value. The impact of these declines in value relative to our wholly owned subsidiary, Superior Industries de Mexico, SA de CV, has resulted in a cumulative unrealized translation loss of $17.8 million, net of taxes, which has been charged directly to shareholders' equity. This facility currently represents approximately 7 percent of our total net sales.

        Our financial condition remains very strong. After expending $36.7 million for capital expenditures and $19.5 million to repurchase our common stock in 1998, our working capital increased to $144.8 million from $134.4 million in 1997. The current ratio decreased slightly to 2.6:1 from 3.1:1 a year ago. We are well positioned to take full advantage of new and complimentary business opportunities, expanding international markets and, at the same time, be able to withstand downturns in the economy.

        During 1998, our Board of Directors announced a 14 percent increase in the cash dividend, representing the fifteenth consecutive year of dividend payments and increases. We anticipate continuing the policy of paying dividends. This is contingent upon various factors, including economic and market conditions, all of which cannot be accurately predicted.

                        CONSOLIDATED STATEMENTS OF INCOME


Years Ended December 31,                   1998                     1997                     1996
                                       -------------            -------------            -------------
NET SALES                              $ 539,431,000            $ 549,131,000            $ 504,241,000
Cost of Sales                            439,327,000              440,961,000              402,528,000
                                       -------------            -------------            -------------

GROSS PROFIT                             100,104,000              108,170,000              101,713,000
Selling, general and
  administrative
  expenses                                19,758,000               19,986,000               19,931,000
                                       -------------            -------------            -------------

INCOME FROM OPERATIONS                    80,346,000               88,184,000               81,782,000

Other Income (Expense)
    Interest income                        4,452,000                2,662,000                1,158,000
    Interest expense                        (165,000)                (492,000)              (1,484,000)
    Miscellaneous, net                    (3,832,000)              (4,146,000)              (7,385,000)
                                       -------------            -------------            -------------
                                             455,000               (1,976,000)              (7,711,000)

INCOME BEFORE INCOME TAXES                80,801,000               86,208,000               74,071,000
Income Taxes                              28,482,000               30,819,000               27,221,000
                                       -------------            -------------            -------------

NET INCOME                             $  52,319,000            $  55,389,000            $  46,850,000
                                       =============            =============            =============

EARNINGS PER SHARE - BASIC             $        1.89            $        1.97            $        1.64
                                       =============            =============            =============

EARNINGS PER SHARE - DILUTED           $        1.88            $        1.96            $        1.63
                                       =============            =============            =============


See notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS


December 31,                                                   1998                     1997
                                                           -------------            -------------
ASSETS

CURRENT ASSETS
   Cash and equivalents                                    $  86,566,000            $  73,693,000
   Accounts receivable                                       100,754,000               78,543,000
   Inventories                                                41,433,000               42,387,000
   Deferred income taxes                                       4,698,000                3,902,000
   Other current assets                                        2,435,000                1,321,000
                                                           -------------            -------------
      Total current assets                                   235,886,000              199,846,000

PROPERTY, PLANT AND EQUIPMENT                                158,194,000              147,989,000
LONG-TERM ASSETS                                              33,350,000               34,844,000
                                                           -------------            -------------

                                                           $ 427,430,000            $ 382,679,000
                                                           =============            =============
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                        $  57,707,000            $  34,251,000
   Accrued liabilities                                        32,756,000               30,575,000
   Current portion of long-term debt                             648,000                  589,000
                                                           -------------            -------------
      Total current liabilities                               91,111,000               65,415,000

LONG-TERM DEBT                                                   673,000                1,344,000
OTHER LONG-TERM LIABILITIES                                   14,862,000               16,377,000
DEFERRED INCOME TAXES                                          8,750,000               12,127,000
COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS' EQUITY
   Preferred stock, par value $25.00,
     1,000,000 shares authorized, none issued                         --                       --
   Common stock, par value $.50,
     100,000,000 shares authorized                            13,656,000               13,951,000
   Additional paid-in capital                                         --                9,306,000
   Accumulated other comprehensive income (loss)             (17,233,000)             (14,156,000)
   Retained earnings                                         315,611,000              278,315,000
                                                           -------------            -------------

      Total shareholders' equity                             312,034,000              287,416,000
                                                           -------------            -------------

                                                           $ 427,430,000            $ 382,679,000
                                                           =============            =============


See notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                       COMMON STOCK
                               ----------------------------      ADDITIONAL                        ACCUMULATED OTHER
                                NUMBER OF                         PAID-IN            RETAINED       COMPREHENSIVE
                                 SHARES           AMOUNT          CAPITAL           EARNINGS         INCOME (LOSS)        TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1995              29,029,007     $  14,514,000     $  38,911,000     $ 190,208,000     $ (14,480,000)    $ 229,153,000


Comprehensive Income:
  Net income                           --                --                --        46,850,000                --        46,850,000
  Other comprehensive
     income (loss)                     --                --                --                --            81,000            81,000
Comprehensive income                   --                --                --                --                --        46,931,000

Stock options
  exercised, including
  related tax benefit              34,559            17,000           561,000                --                --           578,000

Repurchases of
  common stock                   (739,900)         (370,000)      (18,627,000)               --                --       (18,997,000)

Cash dividends
  ($.23/share)                         --                --                --        (6,554,000)               --        (6,554,000)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1996              28,323,666        14,161,000        20,845,000       230,504,000       (14,399,000)      251,111,000

Comprehensive income:
  Net income                           --                --                --        55,389,000                --        55,389,000
  Other comprehensive
    income (loss)                      --                --                --                --           243,000           243,000
Comprehensive income                   --                --                --                --                --        55,632,000

Stock options
 exercised, including
 related tax benefit              102,421            51,000         1,478,000                --                --         1,529,000

Repurchases of
  common stock                   (523,700)         (261,000)      (13,017,000)               --                --       (13,278,000)

Cash dividends
  ($.27/share)                         --                --                --        (7,578,000)               --        (7,578,000)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1997              27,902,387        13,951,000         9,306,000       278,315,000       (14,156,000)      287,416,000

Comprehensive income:
  Net income                           --                --                --        52,319,000                --        52,319,000
  Other comprehensive
    income (loss)                      --                --                --                --        (3,077,000)       (3,077,000)
Comprehensive income                   --                --                --                --                --        49,242,000

Stock options exercised,
  including related
  tax benefit                     158,999            80,000         3,063,000            46,000                --         3,189,000

Repurchases of
  common stock                   (749,300)         (375,000)      (12,369,000)       (6,786,000)               --       (19,530,000)

Cash dividends
  ($.31/share)                         --                --                --        (8,283,000)               --        (8,283,000)

                               ----------     -------------     -----------       -------------     -------------     -------------

BALANCES AT
DECEMBER 31, 1998              27,312,086     $  13,656,000     $          --     $ 315,611,000     $ (17,233,000)    $ 312,034,000
===================================================================================================================================


See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


Years Ended December 31,                      1998                 1997                 1996
                                          ------------         ------------         ------------
NET INCOME                                $ 52,319,000         $ 55,389,000         $ 46,850,000
Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
      Depreciation and
        amortization                        26,698,000           26,917,000           27,330,000
      Provision for
        retirement plans                       957,000            1,127,000            1,098,000
      Equity losses of
         joint ventures                      4,123,000            3,722,000                   --
      Other non cash items                    (141,000)             905,000               12,000
Changes in assets and liabilities:
   (Increase) decrease in:
      Accounts receivable                  (22,211,000)         (11,976,000)           4,322,000
      Inventories                              954,000            5,343,000            6,093,000
      Other assets                            (387,000)            (697,000)           3,357,000
   Increase (decrease) in:
      Accounts payable                      23,456,000          (11,927,000)            (742,000)
      Other liabilities                     (1,976,000)           1,936,000            6,346,000
      Deferred income taxes                 (4,173,000)           3,875,000            1,882,000
                                          ------------         ------------         ------------

NET CASH PROVIDED BY
OPERATING ACTIVITIES                        79,619,000           74,614,000           96,548,000
                                          ------------         ------------         ------------

CASH FLOWS FROM INVESTING
ACTIVITIES:

Additions to property,
  plant and equipment                      (36,701,000)         (13,326,000)         (13,465,000)
Investment in and advances to
  joint ventures                            (4,830,000)          (7,052,000)         (11,410,000)
Proceeds from sales of property,
  plant and equipment                          121,000              150,000                   --
Proceeds from sales of
  investments                                       --            5,488,000            1,350,000

Purchases of investments                            --                   --             (973,000)
                                          ------------         ------------         ------------

NET CASH USED IN
INVESTING ACTIVITIES                       (41,410,000)         (14,740,000)         (24,498,000)
                                          ------------         ------------         ------------

CASH FLOWS FROM FINANCING
ACTIVITIES:

Repurchases of common stock                (19,530,000)         (13,278,000)         (18,997,000)
Cash dividends paid                         (8,324,000)          (7,329,000)          (6,554,000)
Stock options exercised                      3,189,000            1,529,000              578,000
Payments of long-term debt                    (671,000)          (3,918,000)          (8,828,000)
Payments of short-term debt                         --                   --           (4,800,000)
                                          ------------         ------------         ------------

NET CASH USED IN
FINANCING ACTIVITIES                       (25,336,000)         (22,996,000)         (38,601,000)
                                          ------------         ------------         ------------

Net Increase in Cash
  and Equivalents                           12,873,000           36,878,000           33,449,000

Cash and Equivalents at
  Beginning of Year                         73,693,000           36,815,000            3,366,000
                                          ------------         ------------         ------------

Cash and Equivalents at
   End of Year                            $ 86,566,000         $ 73,693,000         $ 36,815,000
                                          ============         ============         ============


See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS DESCRIPTION

        Our principal business is the design and manufacture of motor vehicle parts and accessories, primarily aluminum road wheels for the domestic and international original equipment manufacturer (OEM) markets.

        We maintain both domestic and foreign manufacturing facilities, including a wholly-owned subsidiary in Mexico and a manufacturing facility in Hungary through a 50 percent owned joint venture.

PRINCIPLES OF CONSOLIDATION

        These consolidated financial statements include our account balances of all subsidiaries, after elimination of all significant intercompany accounts and transactions. Investments in 50 percent owned joint ventures are accounted for using the equity method. Our share of joint ventures' operating results is reflected in other income. These investments are included in long-term assets.

USE OF ESTIMATES

        Our financial statements conform with generally accepted accounting principles that require us to make estimates and assumptions during the reporting period. These estimates and assumptions affect the assets and liabilities that are reported. They also have an affect on the financial statement revenues and expenses during the reporting period. While actual results could differ, we believe such estimates to be reasonable.

FISCAL YEAR END

        We represent December 31 as the fiscal year end for presentation purposes. However, our fiscal year ends on the last Sunday of the calendar year.

FAIR VALUE OF FINANCIAL INSTRUMENTS

        Our financial instruments recorded on the balance sheet include cash and equivalents, accounts and notes receivable, long-term investments and accounts payable. Due to their nature, the carrying amount of cash and equivalents, accounts and notes receivable and accounts payable approximates fair value. Fair value of our long-term investments is discussed in Note 6 to the consolidated financial statements.

CASH AND EQUIVALENTS

        Cash and equivalents generally consist of cash and certificates of deposit with maturities of three months or less. Certificates of deposit at December 31, 1998 and 1997 totaled $4,406,000 and $6,205,000, respectively. At times through the year, cash balances held at financial institutions were in excess of federally insured limits.

MARKETABLE SECURITIES

        Marketable securities are carried at the lower of cost or market, with any unrealized gains and losses reported as a component of shareholders' equity. These securities, which generally consist of U.S. government agency securities, corporate bonds, money market preferred stocks and equities, are all considered "available-for-sale". The net realized loss from sale of marketable securities was $354,000 during 1997 compared to a net realized gain of $141,000 for 1996.

FOREIGN CURRENCY TRANSLATION

        Foreign currency asset and liability accounts are translated using the exchange rates in effect at the end of the accounting period.

Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is recorded as a separate component of shareholders' equity. Foreign exchange gains/(losses) of $428,000, $85,000 and ($109,000) have been recorded as part of operations during 1998, 1997 and 1996, respectively.

INVENTORIES

        Inventories, which include material, labor and factory overhead, are stated at the lower of cost or market. We use the first-in, first-out (FIFO) method to value our inventories.

PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are carried at cost, less accumulated depreciation and amortization. The cost of additions, improvements and interest during construction is capitalized. Our maintenance and repairs and tooling costs are charged to expense when incurred. Depreciation and amortization are calculated generally on the straight-line method based on the estimated useful lives of the assets which range from 3 - 33 years. When property and equipment is replaced, retired or disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts. Gains and losses, if any, are recorded in the results of operations for the period. Property and equipment no longer used in operations are stated at the lower of cost or estimated fair value and are included in other assets.

RESEARCH AND DEVELOPMENT

        Research and development costs are charged to expense as incurred. Amounts expended during the three years ended December 31,1998 were $4,959,000 in 1998, $4,204,000 in 1997 and $3,310,000 in 1996.

INCOME TAXES

        Income taxes are accounted for using the asset and liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period of enactment. Provision is made for U.S. income taxes on undistributed earnings of international subsidiaries and 50 percent owned joint ventures, unless such earnings are considered permanently reinvested. Tax credits are accounted for as a reduction of the provision for income taxes in the period in which the credits arise.

STOCK-BASED COMPENSATION

        We have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for our employee stock options. Under APB 25, because the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123").

EARNINGS PER SHARE

        Earnings per share amounts for all periods are in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("FAS 128"). This Statement established new standards for computing and presenting earnings per share and requires the disclosure of basic and diluted earnings per share. Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding for the period of 27,671,000 in 1998, 28,069,000 in 1997 and 28,624,000 in 1996.
Diluted earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding plus the dilutive effect of our outstanding stock options ("common stock equivalents"), or 27,818,000 in 1998, 28,221,000 in 1997 and 28,798,000 in 1996.

NEW ACCOUNTING STANDARDS

        In 1998, The Financial Accounting Standards Board issued Statements of Financial Accounting Standard No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132") and No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). Implementation of the disclosure requirements of FAS 132 did not have a material effect on our consolidated financial statements. We do not anticipate the adoption of FAS 133, in the year 2000, to have a material effect on our consolidated financial statements.

2. BUSINESS SEGMENT

        We manufacture motor vehicle parts and accessories for sale on normal, generally unsecured trade terms to original equipment manufacturers (OEMs) and the automotive aftermarket, primarily in North America, on an integrated one-segment basis.

3. ACCOUNTS RECEIVABLE


December 31,                               1998                  1997
                                       -------------         -------------
Trade receivables                       $ 91,629,000           $64,251,000
Other receivables                         10,498,000            15,477,000
                                        ------------           -----------
                                         102,127,000            79,728,000

Allowance for doubtful accounts           (1,373,000)           (1,185,000)
                                        ------------           -----------

   Total                                $100,754,000           $78,543,000
                                        ============           ===========

        The following percentages of our consolidated net sales were made to General Motors Corporation and Ford Motor Company: 1998, 43.5 percent and 41.3 percent; 1997, 43.1 percent and 42.8 percent; 1996, 40.1 percent and 47.4 percent, respectively. These two customers represented 82 percent and 78 percent of trade receivables at December 31, 1998 and 1997, respectively.

4. INVENTORIES


December 31,                                1998                  1997
                                        ------------           -----------
Raw materials                           $ 12,987,000           $14,039,000
Work in process                           10,998,000            12,642,000
Finished goods                            17,448,000            15,706,000
                                        ------------           -----------
                                        $ 41,433,000           $42,387,000
                                        ============           ===========

5. PROPERTY PLANT AND EQUIPMENT


December 31,                                1998                1997
                                        ------------        ------------
Land and buildings                      $ 47,944,000        $ 48,462,000
Machinery and equipment                  285,899,000         266,187,000
Leasehold improvements and other           5,283,000           4,835,000
Construction in progress                  26,083,000          11,795,000
                                        ------------        ------------
                                         365,209,000         331,279,000

Less -
  Accumulated depreciation
  and amortization                       207,015,000         183,290,000
                                        ------------        ------------
                                        $158,194,000        $147,989,000
                                        ============        ============

        Included in property, plant and equipment at December 31, 1998 and 1997, were buildings and equipment held under capital lease of $5,360,000, with accumulated depreciation of $3,472,000 and $3,321,000, respectively.

        We capitalized no interest in 1998 and 1997, however, interest totaling $40,000 was capitalized during 1996.

6. LONG-TERM ASSETS

        Long-term assets at December 31, 1998 and 1997 include investments in and advances to our 50 percent owned joint ventures, totaling $23,872,000 and $24,458,000, respectively. In 1995, we entered into a joint venture with Otto Fuchs Metallwerke KG, a German manufacturing company, to form Suoftec Metal Products Production and Distribution Ltd. ("Suoftec") to manufacture cast and forged aluminum wheels for the European automobile industry.

        Initial manufacture and sale of forged aluminum wheels began in early 1997 and cast aluminum wheels in mid 1998. Suoftec reported sales of $26.9 million in 1998 and $8.6 million in 1997. Since the joint venture is accounted for using the equity method, our 50 percent share of Suoftec's start-up operating losses, or $3.8 million in 1998 and $3.4 million in 1997, are included in miscellaneous expenses in the Consolidated Statements of Income. Our investment in and advances to Suoftec totaled $23.8 million and $23.3 million as of December 31, 1998 and 1997, respectively.

        We also have interests in affordable housing limited partnerships which provide favorable income tax benefits generally over a fifteen-year period. These investments totaled $5,397,000 and $5,767,000 at December 31, 1998 and 1997, respectively. We believe that these amounts represent the best estimate of fair value of these investments.

7. BORROWING ARRANGEMENTS

        We maintain line of credit facilities under which we may borrow up to $40,000,000 on an uncommitted, unsecured basis at rates generally below prime. We had no short-term borrowings during 1998 or 1997.

Our long-term debt is summarized as follows:


December 31,                                            1998              1997
                                                     ----------        ----------
Capitalized lease obligations, payable in
   installments through 2001, with a weighted
   average interest rate of 11.3%                    $  971,000        $1,258,000

Industrial development revenue bonds, final
   installment of $350,000 due in 1999,
   with a weighted average interest
   rate of 7.6%                                         350,000           675,000
                                                     ----------        ----------

                                                      1,321,000         1,933,000

Less - Current portion                                  648,000           589,000
                                                     ----------        ----------
                                                     $  673,000        $1,344,000
                                                     ==========        ==========

8. TAXES ON INCOME

The provision (credit) for income taxes is comprised of the following components:


Years Ended
December 31,                   1998                 1997                 1996
                           ------------         ------------         ------------
CURRENT TAXES
            Federal        $ 23,759,000         $ 25,225,000         $ 22,718,000
            State             3,189,000            2,365,000            2,466,000
            Foreign           4,206,000              104,000              116,000
                           ------------         ------------         ------------
                             31,154,000           27,694,000           25,300,000

DEFERRED TAXES
            Federal          (1,582,000)            (706,000)          (1,374,000)
            State              (272,000)             104,000             (186,000)
            Foreign            (818,000)           3,727,000            3,481,000
                           ------------         ------------         ------------
                             (2,672,000)           3,125,000            1,921,000

                           $ 28,482,000         $ 30,819,000         $ 27,221,000
                           ============         ============         ============

Income tax payments during the three year periods ending December 31, 1998 were $29,907,000 in 1998, $24,305,000 in 1997 and $24,155,000 in 1996.

The reconciliation of the statutory United States federal income tax rate to our effective income tax rate is as follows:


Years Ended
December 31,                              1998             1997             1996
                                        -------          -------          -------
Statutory rate                            35.00%           35.00%           35.00%
State tax provisions,  net
   of federal income tax benefit           2.35             1.86             2.00
Federal tax credits                       (2.32)           (1.44)           (1.71)
Foreign income taxed at rates
   other than the statutory rate           0.28            (0.62)           (0.10)
Other, net                                (0.06)            0.95             1.56
                                        -------          -------          -------
Effective income tax rate                 35.25%           35.75%           36.75%
                                        =======          =======          =======

Significant components of our deferred tax assets and liabilities are as follows:


December 31,                                                        1998                 1997
                                                                ------------         ------------
    DEFERRED TAX ASSETS

        Foreign currency translation adjustment                 $ (9,500,000)        $ (7,600,000)
        Accruals not currently deductible                         (4,789,000)          (4,630,000)
        Deferred compensation                                     (4,564,000)          (4,268,000)
        State taxes expensed currently,
          deductible in following year                              (982,000)          (1,021,000)
        Other                                                       (719,000)            (742,000)
                                                                ------------         ------------
                                                                 (20,554,000)         (18,261,000)
                                                                ------------         ------------

    DEFERRED TAX LIABILITIES

        Differences between book and tax basis
          of property, plant and equipment                        16,156,000           17,640,000
        Differences between financial and tax accounting
          associated with foreign operations                       8,450,000            8,846,000
                                                                ------------         ------------
                                                                  24,606,000           26,486,000
                                                                ------------         ------------

        Net deferred tax liability                              $  4,052,000         $  8,225,000
                                                                ============         ============

9. LEASES

        We lease certain land, facilities and equipment under long-term operating leases expiring at various dates through 2003. The terms of certain equipment leases require scheduled rent increases at specified intervals which are not dependent on the occurrence of any future events. Additionally, we reduced the amortization period for certain of these operating leases to appropriately match with the estimated useful life of the underlying machinery. Total lease expense for all operating leases amounted to $2,256,000 in 1998, $4,156,000 in 1997 and $5,909,000 in 1996.

        Our corporate office and certain manufacturing facilities are leased from Louis L. Borick, President, and Juanita A. Borick, under both capital and operating leases. The operating lease, which expires in the year 2001, has two option periods of ten years each. The annual lease payment is $1,232,000, including $392,000 for the capital lease portion as shown in the table below. Future minimum payments to the Borick's through 2001 are $2,451,000 for the operating lease and $1,143,000, including interest, for the capital lease. In addition, certain other facilities were leased under short-term lease arrangements from a related entity owned by the Borick children.

        Total lease payments to the Borick's and the related entity during the three years ending December 31, 1998 were $1,598,000 in 1998, $1,520,000 in 1997 and $1,583,000 in 1996.

FUTURE MINIMUM PAYMENTS UNDER ALL LEASES ARE SUMMARIZED AS FOLLOWS:


                                     OPERATING          CAPITAL
Years Ended December 31,               LEASES            LEASE
                                     ----------        ----------
1999                                 $3,370,000        $  392,000
2000                                  2,022,000           392,000
2001                                    735,000           359,000
2002                                    242,000                --
2003                                     63,000                --
Thereafter                                   --                --
                                     ----------        ----------
                                      6,432,000         1,143,000

Amounts representing interest                --           172,000
                                     ----------        ----------

                                     $6,432,000        $  971,000
                                     ==========        ==========

10. RETIREMENT PLANS

        We have an unfunded supplemental executive retirement plan covering our directors, officers and other key members of management. We purchase key-man life insurance policies on each of the participants to provide for future liabilities. Subject to certain vesting requirements, the plan provides for a benefit, based on final average compensation, which becomes payable on the employee's death or upon retirement.

The components of cost for this retirement plan are as follows:


Years Ended December 31,                 1998            1997            1996
                                       --------        --------        --------
        Service cost                   $276,000        $279,000        $323,000
        Interest cost                   509,000         521,000         475,000
        Net amortization                 55,000          55,000          54,000
        Other unrecognized loss              --              --           4,000
                                       --------        --------        --------
          Net cost                     $840,000        $855,000        $856,000
                                       ========        ========        ========

A schedule reconciling the projected benefit obligation with recorded plan liability follows:


December 31,                                            1998                1997
                                                     -----------         -----------
        Actuarial present value of
          benefit obligations:
            Vested benefit obligation                $ 5,080,000         $ 5,276,000
                                                     ===========         ===========
            Accumulated benefit obligation           $ 7,116,000         $ 7,225,000
                                                     ===========         ===========
        Projected benefit obligation                 $ 7,781,000         $ 7,958,000
        Unrecognized prior service cost                 (164,000)           (219,000)
        Adjustment required to recognize
          minimum liability                                   --              70,000
        Other unrecognized experience  losses           (501,000)           (584,000)
                                                     -----------         -----------
        Recorded liability                           $ 7,116,000         $ 7,225,000
                                                     ===========         ===========


        Actuarial assumptions for the retirement plan for 1998 and 1997 include seven percent for the assumed discount rate and five percent for the assumed rate of average future compensation increases.

        We also have a contributory employee retirement savings plan covering substantially all of our employees. The employer contribution is determined at the discretion of the Company and totaled $2,923,000, $3,089,000 and $2,606,000 for 1998, 1997 and 1996, respectively.

        We also have a deferred compensation agreement with our President under which we have agreed to pay certain amounts annually subsequent to retirement. For accounting purposes, the present value of such payments is being charged ratably to expense over the estimated remaining years of active employment. These charges totaled $117,000, $272,000 and $444,000 for 1998, 1997 and 1996,
respectively.

11. LIABILITIES

        The components of accrued and other long-term liabilities are as follows:


December 31,                                      1998                1997
                                               -----------        -----------
ACCRUED
Payroll and related benefits                   $13,307,000        $12,089,000
Income taxes                                     5,416,000          5,109,000
Insurance reserves                               4,467,000          4,000,000
Taxes, other than income tax                     3,157,000          3,269,000
Operating lease                                  2,302,000          1,884,000
Other                                            4,107,000          4,224,000
                                               -----------        -----------
      Total accrued liabilities                $32,756,000        $30,575,000
                                               ===========        ===========

OTHER LONG-TERM
Executive retirement and deferred
  compensation plans                           $11,089,000        $10,313,000
Operating lease                                  3,176,000          5,467,000
Other                                              597,000            597,000
                                               -----------        -----------

      Total other long-term liabilities        $14,862,000        $16,377,000
                                               ===========        ===========


12. COMMITMENTS AND CONTINGENT LIABILITIES

        We are party to various legal and environmental proceedings incidental to our business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against us. Based on facts now known, we believe all such matters are adequately provided for, covered by insurance or, if not so covered or provided for, are without merit, or involve such amounts that would not materially adversely affect our consolidated results of operations and cash flows or financial position. At December 31, 1998, we had outstanding letters of credit of approximately $2.5 million.

13. STOCK OPTION

        We have a stock option plans that authorize us to issue incentive and non-qualified stock options to our directors, officers and key employees totaling up to 3,200,000 shares of common stock. Shares available for future grants under these plans totaled 148,288 at December 31, 1998. Options are generally granted at not less than fair market value on the date of grant and expire no later than ten years after the date of grant. Options granted generally vest ratably over a four year period. When options are exercised, proceeds from the sale of stock under option are credited to common stock at par value, with amounts in excess of par value credited to additional paid-in capital.

        We have adopted the disclosure-only requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). Therefore, the following information is presented in accordance with the provisions of that Statement.

        If we had elected to recognize compensation cost based on the fair value of options granted as prescribed by FAS 123, net income and earnings per diluted share would have been reduced to the proforma amounts indicated below.


Year ended December 31,                         1998                  1997                  1996
                                           --------------        --------------        --------------
Reported net income                        $   52,319,000        $   55,389,000        $   46,850,000
Proforma net income                        $   51,970,000        $   54,927,000        $   46,448,000
Reported diluted earnings per share        $         1.88        $         1.96        $         1.63
Proforma diluted earnings per share        $         1.87        $         1.95        $         1.61


The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:


Year ended December 31,                  1998           1997           1996
                                         ----           ----           ----
Risk-free interest rate                   4.8%           5.6%           6.5%
Expected dividend yield                   1.0%           1.0%           1.0%
Expected stock price volatility          29.0%          25.0%          22.8%
Expected option lives
   Incentive                              7.3            7.0            7.2
   Non-qualified                          9.4            7.0            7.0

A summary of the status of our stock option plans and changes in outstanding options is presented below:



Years Ended December 31,                        1998                             1997                           1996
                                     ----------------------------     ---------------------------      ----------------------------
                                      SHARES         WEIGHTED         Shares         Weighted          Shares          Weighted
                                      UNDER           AVERAGE          Under          Average           Under           Average
                                     OPTION        EXERCISE PRICE     Option       Exercise Price      Option        Exercise Price
                                     ------        --------------     ------       --------------      ------        --------------
Outstanding at
   beginning of year                1,238,851         $    22.69     1,284,356         $    21.81     1,301,476         $    21.73
Granted                               413,400              23.74        76,500              22.97        53,000              22.98
Exercised                            (158,999)             16.49      (102,421)             10.97       (34,559)             11.48
Canceled or expired                    (2,000)             22.69       (19,584)             26.84       (35,561)             30.66
                                   ----------                       ----------                       ----------
Outstanding at
   end of year                      1,491,252         $    23.64     1,238,851         $    22.69     1,284,356         $    21.81
                                   ==========                       ==========                       ==========
Exercisable at
   end of year                      1,010,852                        1,112,045                        1,136,832
                                   ==========                       ==========                       ==========
Weighted-average fair
   value of options granted
   during the year                 $     9.58                       $     8.27                       $     8.53
                                   ==========                       ==========                       ==========


The following table summarizes information about options outstanding at December 31, 1998:


                     Options           Weighted Average                                  Options
    Range of       Outstanding            Remaining           Weighted Average         Exercisable          Weighted Average
Exercise Prices    at 12/31/98         Contractual Life        Exercise Price          at 12/31/98           Exercise Price
---------------    -----------         ----------------        --------------          -----------           --------------
 $ 5.19 - $ 5.58       33,244             1.93 years            $        5.23              33,244               $  5.23
 $10.29 - $15.09       56,524             3.19 years                    14.33              56,524                 14.33
 $19.08 - $27.13    1,401,484             6.07 years                    24.46             921,284                 24.88
                    ---------             ----------            -------------           ---------               -------
                    1,491,252             5.87 years            $       23.64           1,010,852               $ 23.65
                    =========             ==========            =============           =========               =======

14. OTHER EXPENSE

        Other expense for 1998 and 1997 included $3.8 million and $3.4 million, respectively, representing our share of start-up costs associated with the joint venture facility in Tatabanya, Hungary. Other expense in 1996 included $7.4 million of pre-operating losses from our chrome plating facility in Fayetteville, Arkansas.


15. COMPREHENSIVE INCOME

        In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), which became effective in 1998. FAS 130 requires presentation of comprehensive income and its components in the financial statements. Listed below are the components of other comprehensive income (loss) as reflected in the consolidated statement of shareholders' equity.


Years Ended December 31,                            1998                1997                1996
                                             -----------         -----------         -----------
        Foreign currency translation
           adjustments                       $(3,077,000)        $  (311,000)        $   (17,000)
        Unrealized loss on marketable
           securities                                 --             554,000              98,000
                                             -----------         -----------         -----------
        Comprehensive income (loss)          $(3,077,000)        $   243,000         $    81,000
                                             ===========         ===========         ===========

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

        (In Thousands Except Per Share Amounts)


                                 First             Second              Third             Fourth             Total
December 31, 1998               Quarter            Quarter            Quarter            Quarter             Year
-----------------             -----------        -----------        -----------        -----------        -----------
Net Sales                     $   136,371        $   138,130        $   112,245        $   152,685        $   539,431
Gross Profit                       24,837             23,421             16,551             35,295            100,104
Net Income                         12,791             12,304              7,677             19,547             52,319
Earnings Per Share
   Basic                              .46                .44                .28                .71               1.89
   Diluted                            .46                .44                .28                .71               1.88
Dividends Declared Per
  Share                               .07                .08                .08                .08                .31


                                 First             Second              Third             Fourth              Total
December 31, 1997               Quarter            Quarter            Quarter            Quarter              Year
-----------------             -----------        -----------        -----------        -----------        -----------
Net Sales                     $   125,893        $   142,090        $   130,243        $   150,905        $   549,131
Gross Profit                       22,397             28,706             24,544             32,523            108,170
Net Income                         11,548             15,074             13,119             15,648             55,389
Earnings Per Share
   Basic                              .41                .54                .47                .56               1.97
   Diluted                            .41                .53                .47                .56               1.96
Dividends Declared Per
  Share                               .06                .07                .07                .07                .27

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


/s/ Louis L. Borick
-----------------------------------
Louis L.. Borick
President and Chairman of the Board


/s/ R. Jeffrey Ornstein
-----------------------------------
R. Jeffrey Ornstein
Vice President & CFO


/s/ Emil J. Fanelli
-----------------------------------
Emil J. Fanelli
Corporate Controller

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Superior Industries International, Inc.:

        We have audited the accompanying consolidated balance sheets of Superior Industries International, Inc. (a California corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Industries International, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP
-----------------------

Arthur Andersen LLP
Los Angeles, California
February 12, 1999

DIRECTORS                                        COUNSEL AND                             DIVIDEND
                                                 AUDITORS                                REINVESTMENT PLAN
Louis L. Borick
President and                                    General Counsel                         TRANSFER AGENT
Chairman of the Board                            Irell & Manella                         AND REGISTRAR

Sheldon I. Ausman                                Auditors                                Information about the Company's
Vice Chairman                                    Arthur Andersen LLP                     Dividend Reinvestment Plan,
Compensation Resource Group, Inc.                                                        a convenient and economical
                                                                                         method of using the dividend to
Steven J. Borick                                 FACILITIES                              increase holdings and any other
Vice President, Strategic Planning                                                       questions about shareholder
                                                 Robert D. Bracy                         accounts should be directed to:
Raymond C. Brown                                 Vice President
Retired Senior Vice President                                                            Chase Mellon
                                                                                         Shareholder Services
Philip W. Colburn                                PLANT AND                               Los Angeles, California
Chairman, Allen Telecom, Inc.                    SUBSIDIARY                              800.356.2017
                                                 LOCATIONS                               http://www.chasemellon.com
V. Bond Evans
Retired President and CEO,                       Van Nuys, California
Alumax Inc.                                      Bernard J. O'Neil                       ANNUAL
                                                 Corporate Director of                   MEETING
R. Jeffrey Ornstein                              Manufacturing
Vice President & CFO                                                                     The annual meeting of
                                                 Fayetteville, Arkansas                  Superior Industries International,
Jack H. Parkinson                                Pittsburg, Kansas                       Inc. will be held at 10:00 a.m.
Retired Managing Director,                       P.S. Reddy,                             on May 7, 1999 at the:
Chrysler de Mexico, SA.                          General Manager                         Airtel Plaza Hotel
                                                                                         7277 Valjean Avenue
                                                 Rogers, Arkansas                        Van Nuys, California
CORPORATE                                        David C. Rodgers,
OFFICERS                                         General Manager
                                                                                         SHAREHOLDER
Louis L. Borick                                  Chrome Plating Plant                    INFORMATION
President and                                    Fayetteville, Arkansas
Chairman of the Board                            I. Armando Valdez,                      Form 10K Annual Report to
                                                 General Manager                         the Securities and Exchange
Steven J. Borick                                                                         Commission will be sent free of
Vice President, Strategic Planning               Johnson City, Tennessee                 charge to shareholders upon written
                                                 Gene W. Jole                            request to R. Jeffrey Ornstein,
Joseph T. O'Amico                                General Manager                         Vice President & CFO
Vice President, Materiel
                                                 Superior Puerto Rico                    CORPORATE
Michael D. Dryden                                Pedro Mora,                             OFFICES
Vice President,                                  General Manager
International Business                                                                   7800 Woodley Avenue
Development                                      Superior Industries                     Van Nuys, California 91406
                                                 de Mexico, SA de CV                     818.781.4973
Ronald F. Escue                                  Gabriel Soto,                           Fax 818.780.3500
Vice President, General                          General Manager
Manager - Aftermarket Wheels
                                                 West Memphis, Arkansas                  SHAREHOLDER
Emil J. Fanelli                                  Terrence J. Schultz,                    RELATIONS
Corporate Controller                             General Manager
                                                                                         818.771.5906
James M. Ferguson                                Superior Engineered
Vice President, OEM                              Technologies, Inc.                      INTERNET WEB
Marketing Group                                                                          ADDRESS

William B. Kelley                                JOINT VENTURES                          http://www.supind.com
Vice President Operations & Quality
                                                 Suoftec Kft (Europe)                    INVESTOR
Daniel L. Levine                                 Otto Fuchs Metallwerke                  RELATIONS
Corporate Secretary and Treasurer
                                                                                         Neil G. Berkman Associates
Frank Monteleone                                                                         Los Angeles, California
Vice President, Purchasing                       Topy-Superior Limited (Japan)           310.277-5162
                                                 Topy Industries Limited
R. Jeffrey Ornstein
Vice President & CFO
                                                         [LOGO]
Michael J. O'Rourke
Vice President, OEM Program
Administration

Delbert J. Schmitz
Vice President, Aftermarket
Marketing
