Form 10-K405, Exhibit 13
period 1999-12-31
SUPERIOR INDUSTRIES INTERNATIONAL INC
filed 2000-03-29
CIK 95552

                                   SUPERIOR.





                    Superior Industries International, Inc.

                               1999 Annual Report

About Us

Superior Industries International, Inc. is one of world's largest suppliers of aluminum wheels to leading automobile manufacturers including Ford, General Motors, DaimlerChrysler, BMW, Volkswagen, Audi, Rover, Toyota, Mazda, Nissan, Mitsubishi and Isuzu. The Company is building a position in the rapidly growing market for aluminum suspension and related underbody components to compliment its strong position in the Original Equipment Manufacturing (OEM) aluminum wheel market. The Company's 12 manufacturing facilities employ more than 5,200 people in the United States, Mexico, and Europe, and produce wheels and related components for approximately 160 individual vehicle platforms.

The percentage of cars and light trucks equipped with original equipment aluminium wheels has increased steadily for many years, and currently exceeds 55%. This growth reflects the many performance and appearance advantages of aluminum wheels compared to traditional steel wheels. These performance advantages also are expanding the use of aluminum for suspension and related underbody components, creating an exciting new market opportunity for Superior Industries with enormous growth potential.



                                   SUPERIOR.

FINANCIAL HIGHLIGHTS


Years Ended December 31,                        1995           1996           1997           1998           1999
----------------------------------------------------------------------------------------------------------------
INCOME STATEMENT (IN MILLIONS)
Net Sales                                   $521,997       $504,241       $549,131       $539,431       $571,782
Gross Profit                                 113,797        101,713        108,170        100,104        125,518
Net Income                                  $ 53,064       $ 46,850       $ 55,389       $ 52,319       $ 70,808
----------------------------------------------------------------------------------------------------------------

BALANCE SHEET (IN MILLIONS)
Current Assets                              $142,659       $164,080       $199,846       $235,886       $263,740
Current Liabilities                           81,746         76,369         65,415         91,111         86,847
Working Capital                               60,913         87,711        134,431        144,775        176,893
Total Assets                                 341,770        357,590        382,679        427,430        460,468
Long-term Debt                                 5,814          1,940          1,344            673            340
Shareholders' Equity                        $229,153       $251,111       $287,416       $312,034       $353,086
----------------------------------------------------------------------------------------------------------------

FINANCIAL RATIOS
Current Ratio                                  1.7:1          2.1:1          3.1:1          2.6:1          3.0:1
Long-term Debt/Total Capitalization              2.5%           0.8%           0.5%           0.2%           0.1%
Return on Average Shareholders' Equity          24.7%          19.5%          20.6%          17.5%          21.3%
----------------------------------------------------------------------------------------------------------------

SHARE DATA
Earnings - Basic                            $   1.80       $   1.64       $   1.97       $   1.89       $   2.63
Earnings - Diluted                          $   1.78       $   1.63       $   1.96       $   1.88       $   2.62
Shareholders' Equity at Year-End            $   7.89       $   8.87       $  10.30       $  11.42       $  13.35
Dividends Declared                          $   0.19       $   0.23       $   0.27       $   0.31       $   0.35
----------------------------------------------------------------------------------------------------------------


                                      SUP
                                     Listed
                                      NYSE
                          THE NEW YORK STOCK EXCHANGE

                                 www.supind.com

                             LETTER TO SHAREHOLDERS


[LOUIS L. BORICK PICTURE]


To Our Shareholders: Nineteen ninety-nine was the most profitable year ever for Superior Industries. Revenue, orders and unit shipments also set new records. We added important new automotive manufacturers and vehicle nameplates to our world-class customer base, committed to significantly expanding manufacturing capacity, and made steady progress in building Superior's position in the rapidly growing market for aluminum suspension and related underbody components to complement our strong position in the OEM aluminum wheel market. For Superior Industries, we believe that the best is yet to come.


WE ARE PROUD OF SUPERIOR'S OUTSTANDING PERFORMANCE FOR 1999, WHICH DEMONSTRATES THE STRENGTH OF OUR COMPANY AND OUR INDUSTRY AS WE ENTER THE NEW MILLENNIUM.


Expanding Orders -- Superior was awarded new aluminum wheel supply contracts valued at more than $350 million, about equally divided between replacement programs and new business, that we expect to deliver over the next three years. The new business is represented by orders from major global auto manufacturers for several model platforms. The replacement business consists of several contracts for 2000 model year vehicles, including the Mercury Sable, Chevrolet Suburban/Tahoe, GMC Yukon, Oldsmobile Intrigue, Buick Regal, Cadillac DeVille, and BMW Z3 Coupe.

During 1999, we added Rover Group Ltd. to our client roster for the first time with a new multi-year contract to supply cast aluminum wheels for several Rover models from our joint venture facility in Tatabanya, Hungary. Early in 2000, we were also gratified to renew our relationship with DaimlerChrysler with initial orders for aluminum road wheels for Chrysler and Dodge nameplates. Pre-production program activities on these initial orders are already underway. We have secured additional business with DaimlerChrysler that could add up to $30 million in annual revenue beginning in model year 2002. We are working closely with DaimlerChrysler's world-class engineering and product teams on these projects, and look forward to expanding our relationship with this important customer in the years to come. In addition, we won our first contracts with Mitsubishi, and expect to earn additional business with this new customer as well.

We also were awarded a contract to supply aluminum suspension components for a major global automotive manufacturer. This contract for aluminum front upper control arm/bracket assemblies for a 2002 model year automobile, with shipments scheduled to begin in the fourth quarter of 2001, has significant follow-on potential. Our customer's engineers determined that light weight aluminum control arm/bracket assemblies reduce vibration and improve ride and handling compared to traditional steel components. We are aggressively pursuing additional contracts in this area and are confident that Superior will enjoy increasing success in this emerging market in the years to come.

Expanding Capacity -- We have committed to adding two new manufacturing facilities to accommodate our growth - a second wheel plant in Mexico and a dedicated suspension and related components facility in Arkansas. In addition, we are significantly expanding wheel manufacturing capacity at two of our existing plants.

Construction is underway on a new $50 million aluminum road wheel production facility near our existing facility in Chihuahua, Mexico. When completed in late 2000, this new facility, our eighth wheel manufacturing plant, will be among the most technologically advanced facilities in the world.

In addition, in 1999 we acquired a 142,000 square foot building and approximately 69 acres of land in Heber Springs, Arkansas to house our dedicated aluminum automotive components manufacturing operations. Only a short distance from our wheel manufacturing facility and engineering center in Fayetteville, Arkansas, this new facility will house the specially designed equipment for the proprietary hybrid cast/forge manufacturing technology we licensed in 1998 that combines the design flexibility,

                                                      [STEVEN J. BORICK PICTURE]


light weight and cost advantages of casting with improved strength characteristics. Senior manufacturing and marketing professionals have been added to our staff, and we expect the new plant to be operational by year end.

Our decision to invest in a dedicated components plant clearly signals our growing confidence that we will be successful in building Superior's position in the emerging OEM market for aluminum suspension and similar performance-related automotive components. Superior grew to its current leadership position in the OEM aluminum wheel industry by delivering the highest quality products built to exacting specifications in world class facilities. Our well-earned reputation for engineering and manufacturing excellence has served us well in the aluminum wheel business, and we believe it will help us garner a significant share of the growing components market.

All of these capacity expansion projects are being funded entirely from cash on hand and internally-generated cash flow. Our ability to absorb significant capital expenditures to expand our share of our target markets without having to access outside sources of capital is a significant competitive advantage for Superior that underscores the wisdom of our long-standing commitment to a strong balance sheet.

Financial Results -- Net income for 1999 rose 35.3% to a record $70.8 million, or $2.62 per share, capped by a remarkable $21.6 million, or a record $0.81 per share, for the fourth quarter alone. For 1998, net income was $52.3 million, or $1.88 per diluted share, including then-record net income of $19.5 million, or $0.71 per share, for the fourth quarter. Revenue rose to $571.8 million from $539.4 million for 1998, also an impressive result in view of lower pass-through aluminum selling prices compared to the prior year.

We are proud of Superior's outstanding performance for 1999, which demonstrates the strength of our company and our industry. What makes the 1999 fourth quarter performance so remarkable is that it surpassed the prior year result, itself a record at the time. This outstanding performance is a clear indication of the strength of our company and the outlook for our business as we enter the new millennium.

As always over the years, we worked hard to make the fruits of our growth available to shareholders. In May, the Board of Directors increased the quarterly cash dividend by 12.5% to $0.09 per share, the sixteenth consecutive year of increasing dividends. In addition, we bought back 885,000 shares for a total of 1,634,000 shares under our current 2,000,000 share buy-back program authorized in the fourth quarter of 1997. Superior's balance sheet remains debt-free, and our $108 million cash position is well in excess of our aggressive plant expansion capital programs.

Finally, the company announced that Steven J. Borick was named Executive Vice President. Steven joined the company as Vice President, Strategic Planning in 1999, has been a Director of Superior since 1981 and is Chairman of the Long Range Planning Committee. Steven has spearheaded our increasingly successful programs to increase Superior's share of the aluminum wheel market and build our position in the market for aluminum suspension and related underbody components. With his expanded responsibilities as Executive Vice President, we expect Steven to play an increasingly important role in managing Superior's continued growth.

Superior's world-class engineering capabilities and manufacturing excellence allow us to deliver the highest quality products built to exacting specifications, in large volume, on time and on budget. Our diligent pursuit of this formula over the years has earned us a growing share of the market for aluminum automotive wheels. We believe it will make us just as successful in the new market for aluminum suspension and related underbody components.

With the dedication of our employees and loyal support of our customers, Superior's momentum clearly is increasing. We are bullish about the outlook for our company in 2000 and beyond as we continue to work diligently to build value for our shareholders.

Sincerely,



/s/ LOUIS L. BORICK

Louis L. Borick
President and Chairman of the Board


/s/ STEVEN J. BORICK

Steven J. Borick
Executive Vice President

NET SALES (IN MILLIONS)


     95        96        97        98        99
     --        --        --        --        --
    $522      $504      $549      $539      $572


Despite lower pass-through aluminum selling prices, steady growth in unit aluminum wheel shipments translated into record revenue for 1999.


EARNINGS PER SHARE


     95        96        97        98        99
     --        --        --        --        --
   $1.78     $1.63     $1.96     $1.88     $2.62


Earnings per share also reached a new high as record sales, efficient manufacturing and tight control over operating costs generated strong operating margins.

SHAREHOLDERS' EQUITY (IN MILLIONS)

     95        96        97        98        99
     --        --        --        --        --
    $229      $251      $287      $312      $353

Superior's strong balance sheet provides unparalleled flexibility and reinforces its commitment to maximizing shareholder value.


                                  PERFORMANCE.


BOOK VALUE PER SHARE


     95        96        97        98        99
     --        --        --        --        --
   $7.89     $8.87     $10.30    $11.42    $13.35


With no debt and a strong cash position, Superior can finance significant capital expenditures to support its continued growth.

                                   PRODUCTS.

Superior enjoys a well-earned reputation for producing quality products to exacting specifications, on time and on budget. By combining advanced engineering, design and manufacturing capabilities with unparalleled industry expertise and customer responsiveness, in 1999 we were able to deliver more products for more customers than ever before in our history.

Our growing engineering team, supported by advanced CAD/CAM design and automated manufacturing technology, has enhanced our competitiveness and solidified our industry leadership. Our successful program to dramatically shorten concept to customer product development cycles also has contributed to Superior's growing market share and enabled us to win new customers such as DaimlerChrysler, Mitsubishi and Rover.

Superior's dedicated engineering and technical sales team in Detroit works closely with customers to stay on top of the industry's changing evolution. As a result, we react quickly to new product concepts and can move rapidly from design to prototype delivery. For example, during 1999 a customer required massive 20-inch aluminum wheels for a limited edition vehicle. We were able to respond to this need with engineering and production capabilities unique to our Company. No other company was able to meet their needs for both design and manufacturing criteria and also meet the demanding OEM specification requirements. In addition, our rapid response to a customer request for prototype aluminum suspension components was the key to winning production orders during the year as well. We delivered prototypes of this unique product in record time and were awarded new business.


OEM UNIT SALES (IN MILLIONS)



     95        96        97        98        99
     --        --        --        --        --
    9.0       9.5       10.0      10.1      11.2


Record OEM unit wheel shipments reflect a healthy, growing industry as well as continued market share gains for Superior Industries.


General Motors                     48%
Ford                               41%
European and Japanese              11%

                 [ART WORK OF VARIOUS TYPES OF ALUMINUM WHEELS]

                 [ART WORK OF VARIOUS TYPES OF ALUMINUM WHEELS]

Superior was awarded new aluminum wheel supply contracts valued at more than $350 million. These orders are about equally divided between replacement programs and new business that we expect to deliver over the next three years. 2000 got off to a strong start with new contract awards from DaimlerChrysler and Mitsubishi. We also are beginning to build our order book for aluminum suspension and related underbody components with new orders scheduled to begin shipping in 2001.

We are optimistic that we can sustain Superior's momentum. Technical strength is a key to success in our industry. Superior's world-class engineering and manufacturing resources allow us to meet and exceed the increasingly stringent performance, weight, and cost requirements that strain the capabilities of many of our competitors. We expect our investments in engineering and product development to increase our competitive advantage in the years ahead.



                                     GROWTH.


Underscoring our optimism, we have committed to building two new manufacturing facilities to accommodate our anticipated growth - a second wheel plant in Mexico and a dedicated suspension and related components facility in Arkansas. In addition, we are significantly expanding wheel manufacturing capacity at two of our existing plants.

MARKET GROWTH (OEM ALUMINUM WHEELS)


     85        90        95        97        99
     --        --        --        --        --
    10%       24%       44%       52%       55%


OEM aluminum wheel penetration continues to increase because of aluminum's performance, weight and appearance advantages.

                  [ARTWORK OF MACHINE CARRYING ALUMINUM WHEEL]

             [ARTWORK OF ALUMINUM SUSPENSION AND UNDERBODY PRODUCTS]


          CONTROL ARM                    CONTROL ARM/BRACKET ASSEMBLY


            KNUCKLE                             CONTROL ARM

 ...driven by aluminum's performance, weight, and appearance advantages in many automotive applications... have spawned an exciting new growth opportunity for Superior - the design and manufacture of aluminum suspension and related underbody components for our OEM customers.


                                    MARKETS.


Superior now is designing and building aluminum wheels for more automotive manufacturers and individual nameplates than ever before. We added Rover to our client base in 1999 and, in early 2000, were pleased to welcome Mitsubishi and DaimlerChrysler as a returning customer. Superior's unit wheel shipments increased 10.5% in 1999 to a new record, and once again exceeded the rate of growth of auto and light truck sales for the year. This suggests that Superior continues to increase its share of the worldwide OEM aluminum wheel business at the same time that the market itself continues to expand. Aluminum wheel penetration now exceeds 55% of all new vehicles, compared to 40% just five years ago, driven by aluminum's performance, weight, and appearance advantages in many automotive applications.

These advantages have spawned an exciting new growth opportunity for Superior - the design and manufacture of aluminum suspension and related underbody components for our OEM customers. This emerging multi-billion dollar market has the potential to exceed Superior's opportunity in the aluminum wheel business in the next few years. In 1999 we won an important new contract with significant follow-on potential to supply aluminum front upper control arm/bracket assemblies for a 2002 model year vehicle for a major global automotive manufacturer. Based on this contract and our confidence that we will win additional new business in this area, in 1999 we acquired a 142,000 square foot building and approximately 69 acres of land in Heber Springs, Arkansas to house our dedicated aluminum automotive components manufacturing operations. We expect this advanced new facility to be operational before the end of the year.

Nineteen ninety-nine was another great year for Superior Industries as revenue, unit shipments and earnings all set new records. The Company was awarded new and replacement aluminum wheel supply contracts valued at more than $350 million that are scheduled to be delivered over the next three years, including initial orders from DaimlerChrysler, Mitsubishi and Rover, the latest additions to the Company's world-class customer base. Superior also committed to significantly expanding manufacturing capacity, and made progress in building its position in the rapidly growing market for aluminum suspension and related underbody components to complement its large share of the OEM aluminum wheel market.


                                    RESULTS.



QUARTERLY COMMON STOCK PRICE INFORMATION ($)

                            1999                        1998                      1997
-----------------------------------------------------------------------------------------------
                     High          Low           High          Low          High        Low
-----------------------------------------------------------------------------------------------
First Quarter       28 1/2       23 5/16       33 3/16       25 7/8        25 3/8      22 1/2

Second Quarter      27           22 13/16      33 1/2        26 5/16       27 1/8      22 5/8

Third Quarter       28 7/16      25 14/16      27 15/16      20 3/16       29 3/8      25 13/16

Fourth Quarter      29 1/16      24 10/16      27 15/16      21 11/16      28 1/2      25


Our common stock is traded on the New York Stock Exchange (symbol: SUP). We have approximately 1,100 shareholders of record and 26.3 million shares outstanding as of January 31, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

SALES


Years Ended December 31        1999          1998          1997
-----------------------------------------------------------------
(In Thousands)
Net Sales                    $571,782      $539,431      $549,131


Unit shipments of aluminum road wheels to the automobile manufacturers in 1999 increased 10.5 percent over 1998 shipments to a record annual level. Original equipment manufacturer (OEM) sales were $551.0 million in 1999 compared to $506.2 million a year ago. This represents an increase of $44.8 million, or 8.9 percent. Sales dollars in 1999 increased at a lesser rate than unit shipments due principally to the decline in average selling prices caused by a lower pass-through price of aluminum to our customers. Net sales of our aftermarket product lines decreased 37.6 percent to $20.8 million in 1999. This was due principally to the discontinuance of our aftermarket road wheel business and certain aftermarket accessories product lines during the year.

The 10.5 percent increase in OEM aluminum wheel unit shipments in 1999 compares to an increase of 9.8 percent in North American automotive production of passenger cars and light trucks. During 1999, we benefited from industry expansion as well as market share gains. Based on Automotive News, an industry publication, aluminum wheel installation rates on automobiles and light trucks in the U.S. are estimated at a record 55 percent for the 1999 model year compared to 51.1 percent for the 1998 model year.

Net sales in 1998 decreased 1.8 percent to $539.4 million compared to the $549.1 million in 1997, as unit shipments of aluminum road wheels were virtually unchanged from 1997 levels, due primarily to the 52 day strike at General Motors negatively affecting shipments to that important customer in the second and third quarters of 1998.


GROSS MARGIN


Years Ended December 31,      1999       1998       1997
---------------------------------------------------------
(In Thousands)
Gross Profit Margin           22.0%      18.6%      19.7%


During 1999, the gross margin increased to 22.0 percent of net sales compared to
18.6 percent in 1998. The major reason for this margin increase was attributable to improved incremental profit rates due to higher absorption of fixed costs caused by the increased operating rates at each of our plants during 1999. In addition, the price of aluminum decreased approximately 11.0 percent, which had a positive effect on the gross margin percentage.

The aluminum content of selling prices to OEM customers is periodically adjusted to current market conditions, which subjects us to the risks of market changes when we, from time to time, enter into fixed purchase contracts. The cost of aluminum is a significant component in the overall cost of a wheel. As the price of aluminum decreases, the effect is to increase overall gross margin percentage, although gross profit in absolute dollars remains unchanged. The opposite is true in periods during which the price of aluminum increases.

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

Gross profit margin was 18.6 percent of net sales in 1998 compared to 19.7 percent in 1997. The decreased gross margin in 1998 was due primarily to unabsorbed production costs during the aforementioned work action against General Motors in the second and third quarters.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Due to our continued focus on cost control, selling, general and administrative expenses, which increased slightly compared to the prior year, decreased to 3.6 percent of net sales in 1999, compared to 3.7 percent of net sales in 1998.


OTHER INCOME (EXPENSE)

In 1999, interest income increased to $5.6 million from $4.5 million in 1998 as cash available for investment during the year averaged $20.4 million higher than the prior year.

Interest income in 1998 increased to $4.5 million from $2.7 million in 1997 as cash generated during the year averaged $34.2 million higher than the prior year.

The decreased interest expense in 1998 was due to payment of the final $3.3 million installment of our 9.3 percent Senior Notes in December 1997.

The 50/50 joint venture formalized in 1995 with Otto Fuchs to construct a plant in Tatabanya, Hungary for the production of both lightweight forged and low pressure cast aluminum wheels for the European automotive market, began production of forged wheels in early 1997 and cast wheels in mid 1998. In 1999, a substantial expansion program to double the capacity of cast wheel production was completed. Accordingly, miscellaneous expense for 1999 included $2.1 million of expense representing our share of operating losses associated with this new facility. This was considerably less than the prior year, with the fourth quarter of 1999 loss at less than $150,000.

Miscellaneous expense in 1998 and 1997 included our share of initial start-up costs associated with the new facility in Hungary, amounting to $3.8 million and $3.4 million, respectively.


EFFECTIVE INCOME TAX RATE

The consolidated tax rate in 1999 decreased to 34.75 percent of pre-tax income from 35.25 percent in 1998. The reduced rate was due primarily to an increase in foreign income, which is taxed at rates other than the statutory federal rate, and to increases in foreign sales and income from tax favored short-term investments. The effective tax rate is subject to continuing review.

The consolidated tax rate in 1998 decreased to 35.25 percent of pre-tax income from 35.75 percent in 1997. The reduced rate was due primarily to an increase in federal tax credits, principally related to research and development.

READINESS FOR YEAR 2000

Our company-wide program established on January 1, 1998 to identify, test and correct all integrated business software and date-sensitive processes to be Year 2000 compliant was successful with no major problems encountered as of this writing.

This program is being conducted by a management team led by a project manager reporting directly to the Vice President of Operations & Quality. The team will continue to coordinate the efforts of internal resources as well as third parties to identify any systems, processes or equipment that might require attention.

Costs incurred from inception of this program to become Year 2000 compliant are estimated at less than $500,000 and are not anticipated to increase significantly.

As of this writing, all of our mission critical systems that we control in our domestic and international operations are functioning properly in the year 2000. However, no assurance can be given that unforeseen circumstances will not arise which would adversely affect our systems. As a result, we are unable to determine the impact that any system interruption, especially those externally generated, would have on our results of operations, financial position or cash flows.


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


INFLATION

Inflation did not have a material impact on our results of operations or the financial condition for 1999. We believe that purchase commitments and the majority of our customer contracts are structured to minimize the impact of changes caused by inflation.


FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES


December 31,            1999          1998
------------------------------------------
(In Thousands)
Total Assets        $460,468      $427,430


Total assets at the end of 1999 increased $33.0 million, or 7.7 percent from 1998. This increase was primarily due to increases in cash and accounts receivable of $21.5 million and $6.3 million, respectively. The accounts receivable increase was in receivables from and advances to joint ventures, principally for the expansion of the casting production line in Hungary.


December 31,               1999          1998
---------------------------------------------
(In Thousands)
Total Liabilities      $107,382      $115,396


Total liabilities decreased $8.0 million, or 6.9 percent from 1998, primarily as a result of a $12.3 million decrease in accounts payable due principally to the timing of required payments.

December 31,                        1999          1998
------------------------------------------------------
(In Thousands)
Total Shareholders' Equity      $353,086      $312,034


Shareholders' equity was increased by net income of $70.8 million and reduced by the repurchases of common stock of $22.8 million and cash dividends declared of $9.6 million. The balance of the increase in shareholders' equity is represented by foreign currency translation adjustments and proceeds from the exercise of our stock options.


Years Ended December 31,                          1999         1998
-------------------------------------------------------------------
(In Thousands)
Net cash provided by operating activities      $87,077      $79,619


Cash provided by operating activities was $87.1 million in 1999 compared to $79.6 million in 1998. The increase in net income of $18.5 million was offset by an increase in working capital requirements, caused principally by the reduction in accounts payable referred to above.

The $87.1 million in cash flows from operating activities in 1999 was reduced by cash utilized to repurchase our common stock and to pay cash dividends, totaling $22.8 million and $9.2 million, respectively, and for capital expenditures of $33.0 million.

Under the current authorization to repurchase our outstanding common stock, during 1998 and 1999, we have acquired 1.6 million shares for a total of $42.4 million. Capital expenditures in 1999 included completion of a major expansion of our existing Chihuahua, Mexico facility, the acquisition of the Heber Springs, Arkansas facility for the manufacture of suspension and related components, as well as ongoing improvements of other existing facilities.

Over the past eleven years, we have expended approximately $375 million for new plant and expansion programs. The majority of the expansion financing came from internally generated cash flow, to construct and expand our world-class road wheel facilities and to continuously improve all OEM manufacturing plants. In addition, we anticipate expending over $50 million for our second wheel facility in Chihuahua, Mexico. In the year 2000, expenditures will be incurred for major capacity expansion projects at our existing wheel plants and for the start-up of the suspension and related component facility in Heber Springs, Arkansas. We anticipate funding these plans from internally generated cash flow and, to the extent necessary, from existing cash and equivalents.

During 1999, the value of the Mexican peso experienced a 5 percent decline relative to the U.S. dollar, as a result of the Mexican economy entering a recovery period. Since 1990, the Mexican Peso has repeatedly experienced periods of relative stability followed by periods of major decline in value. The impact of these declines in value relative to our wholly owned subsidiary, Superior Industries de Mexico, SA de CV, has resulted in a cumulative unrealized translation loss of $15.1 million, net of taxes, which has been charged directly to shareholders' equity. This facility currently represents approximately 9 percent of our total net sales.

Our financial condition remains extremely strong, with record net sales and net income. After expending $33.0 million for capital expenditures and $22.8 million to repurchase our common stock in 1999, our working capital increased to $176.9 million from $144.8 million in 1998. The current ratio increased to 3.0:1 from 2.6:1 a year ago. With our strong balance sheet, which includes $108.0 million in cash, we are well positioned to take full advantage of new and complimentary business opportunities, to expand international markets and to withstand potential downturns in the economy.

During 1999, our Board of Directors announced a 12.5 percent increase in the cash dividend, representing the sixteenth consecutive year of dividend increases. We anticipate continuing the policy of paying dividends, which is contingent upon various factors, including economic and market conditions, none of which can be accurately predicted.

CONSOLIDATED STATEMENTS OF INCOME


Years Ended December 31,                                   1999                1998                1997
-------------------------------------------------------------------------------------------------------
NET SALES                                         $ 571,782,000       $ 539,431,000       $ 549,131,000
Cost of Sales                                       446,264,000         439,327,000         440,961,000
-------------------------------------------------------------------------------------------------------

GROSS PROFIT                                        125,518,000         100,104,000         108,170,000
Selling, general and administrative expenses         20,310,000          19,758,000          19,986,000
-------------------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS                              105,208,000          80,346,000          88,184,000

Other Income (Expense)
   Interest income                                    5,580,000           4,452,000           2,662,000
   Interest expense                                    (129,000)           (165,000)           (492,000)
   Miscellaneous, net                                (2,141,000)         (3,832,000)         (4,146,000)
-------------------------------------------------------------------------------------------------------
                                                      3,310,000             455,000          (1,976,000)

INCOME BEFORE INCOME TAXES                          108,518,000          80,801,000          86,208,000
Income Taxes                                         37,710,000          28,482,000          30,819,000
-------------------------------------------------------------------------------------------------------

NET INCOME                                        $  70,808,000       $  52,319,000       $  55,389,000
=======================================================================================================
EARNINGS PER SHARE-- BASIC                        $        2.63       $        1.89       $        1.97
=======================================================================================================
EARNINGS PER SHARE-- DILUTED                      $        2.62       $        1.88       $        1.96
=======================================================================================================


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


December 31,                                                                                 1999                1998
---------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
   Cash and equivalents                                                             $ 108,081,000       $  86,566,000
   Accounts receivable                                                                107,032,000         100,754,000
   Inventories                                                                         39,488,000          41,433,000
   Deferred income taxes                                                                6,371,000           4,698,000
   Other current assets                                                                 2,768,000           2,435,000
---------------------------------------------------------------------------------------------------------------------
     Total current assets                                                             263,740,000         235,886,000

PROPERTY, PLANT AND EQUIPMENT                                                         163,113,000         158,194,000
LONG-TERM ASSETS                                                                       33,615,000          33,350,000
---------------------------------------------------------------------------------------------------------------------
                                                                                    $ 460,468,000       $ 427,430,000
=====================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                                                 $  45,454,000       $  57,707,000
   Accrued expenses                                                                    41,060,000          32,756,000
   Current portion of capitalized leases                                                  333,000             648,000
---------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                         86,847,000          91,111,000

CAPITALIZED LEASES                                                                        340,000             673,000
OTHER LONG-TERM LIABILITIES                                                            13,263,000          14,862,000
DEFERRED INCOME TAXES                                                                   6,932,000           8,750,000
COMMITMENTS AND CONTINGENT LIABILITIES                                                         --                  --
SHAREHOLDERS' EQUITY
   Preferred stock, par value $25.00, 1,000,000 shares authorized, none issued                 --                  --
   Common stock, par value $.50, 100,000,000 shares authorized                         13,227,000          13,656,000
   Accumulated other comprehensive income (loss)                                      (15,114,000)        (17,233,000)
   Retained earnings                                                                  354,973,000         315,611,000
---------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                       353,086,000         312,034,000
---------------------------------------------------------------------------------------------------------------------
                                                                                    $ 460,468,000       $ 427,430,000
=====================================================================================================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                      Common Stock                                                    Accumulated
                                --------------------------         Additional                               Other
                                Number of                             Paid-In          Retained     Comprehensive
                                   Shares            Amount           Capital          Earnings      Income (Loss)            Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1996              28,323,666     $  14,161,000     $  20,845,000     $ 230,504,000     $ (14,399,000)    $ 251,111,000
Comprehensive income:
   Net income                          --                --                --        55,389,000                --        55,389,000
   Other comprehensive
     income (loss)                     --                --                --                --           243,000           243,000
Comprehensive income                   --                --                --                --                --        55,632,000
Stock options exercised,
   including related
   tax benefit                    102,421            51,000         1,478,000                --                --         1,529,000
Repurchases of
   common stock                  (523,700)         (261,000)      (13,017,000)               --                --       (13,278,000)
Cash dividends declared
   ($.27/share)                        --                --                --        (7,578,000)               --        (7,578,000)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCES AT
DECEMBER 31, 1997              27,902,387        13,951,000         9,306,000       278,315,000       (14,156,000)      287,416,000
Comprehensive income:
   Net income                          --                --                --        52,319,000                --        52,319,000
   Other comprehensive
     income (loss)                     --                --                --                --        (3,077,000)       (3,077,000)
Comprehensive income                   --                --                --                --                --        49,242,000
Stock options exercised,
   including related
   tax benefit                    158,999            80,000         3,063,000            46,000                --         3,189,000
Repurchases of
   common stock                  (749,300)         (375,000)      (12,369,000)       (6,786,000)               --       (19,530,000)
Cash dividends declared
   ($.31/share)                        --                --                --        (8,283,000)               --        (8,283,000)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCES AT
DECEMBER 31, 1998              27,312,086        13,656,000                --       315,611,000       (17,233,000)      312,034,000
Comprehensive income:
   Net income                          --                --                --        70,808,000                --        70,808,000
   Other comprehensive
     income (loss)                     --                --                --                --         2,119,000         2,119,000
Comprehensive income                   --                --                --                --                --        72,927,000
Stock options exercised,
   including related
   tax benefit                     26,633            13,000           578,000                --                --           591,000
Repurchases of
   common stock                  (884,500)         (442,000)         (578,000)      (21,803,000)               --       (22,823,000)
Cash dividends declared
   ($.35/share)                        --                --                --        (9,643,000)               --        (9,643,000)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCES AT
DECEMBER 31, 1999              26,454,219     $  13,227,000     $          --     $ 354,973,000     $ (15,114,000)    $ 353,086,000
===================================================================================================================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Years Ended December 31,                                                1999              1998              1997
----------------------------------------------------------------------------------------------------------------
NET INCOME                                                     $  70,808,000     $  52,319,000     $  55,389,000
Adjustments to reconcile net income to net cash provided by
   operating activities:
     Depreciation and amortization                                28,523,000        26,698,000        26,917,000
     Equity losses of joint ventures                               2,096,000         4,123,000         3,722,000
     Provision for retirement plans                                1,384,000           957,000         1,127,000
     Other non cash items                                           (440,000)         (141,000)          905,000
Changes in assets and liabilities:
   (Increase) decrease in:
     Accounts receivable                                          (6,278,000)      (22,211,000)      (11,976,000)
     Inventories                                                   1,945,000           954,000         5,343,000
     Other assets                                                     59,000          (387,000)         (697,000)
   Increase (decrease) in:
     Accounts payable                                            (12,253,000)       23,456,000       (11,927,000)
     Other liabilities                                             4,724,000        (1,976,000)        1,936,000
     Deferred income taxes                                        (3,491,000)       (4,173,000)        3,875,000
----------------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                         87,077,000        79,619,000        74,614,000
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property, plant and equipment                       (33,029,000)      (36,701,000)      (13,326,000)
Investment in and advances to joint ventures                          39,000        (4,830,000)       (7,052,000)
Proceeds from sales of property, plant and equipment                 172,000           121,000           150,000
Proceeds from sales of investments                                        --                --         5,488,000
Purchases of investments                                          (1,000,000)               --                --
----------------------------------------------------------------------------------------------------------------

NET CASH USED IN INVESTING ACTIVITIES                            (33,818,000)      (41,410,000)      (14,740,000)
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Repurchases of common stock                                      (22,823,000)      (19,530,000)      (13,278,000)
Cash dividends paid                                               (9,179,000)       (8,324,000)       (7,329,000)
Stock options exercised                                              591,000         3,189,000         1,529,000
Payments of long-term debt                                          (333,000)         (671,000)       (3,918,000)
----------------------------------------------------------------------------------------------------------------

NET CASH USED IN FINANCING ACTIVITIES                            (31,744,000)      (25,336,000)      (22,996,000)
----------------------------------------------------------------------------------------------------------------

Net Increase in Cash and Equivalents                              21,515,000        12,873,000        36,878,000
Cash and Equivalents at Beginning of Year                         86,566,000        73,693,000        36,815,000
----------------------------------------------------------------------------------------------------------------
Cash and Equivalents at End of Year                            $ 108,081,000     $  86,566,000     $  73,693,000
================================================================================================================


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

BUSINESS DESCRIPTION

Our principal business is the design and manufacture of motor vehicle parts and accessories, primarily aluminum road wheels for the domestic and international original equipment manufacturer (OEM) markets.

We maintain both domestic and foreign manufacturing facilities, including a wholly-owned subsidiary in Mexico and a 50 percent owned joint venture manufacturing facility in Hungary.


PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the account balances of all subsidiaries, after elimination of all significant intercompany accounts and transactions. Investments in 50 percent owned joint ventures are accounted for using the equity method. Our share of joint ventures' operating results is reflected in other income. These investments are included in long-term assets.


USE OF ESTIMATES

Our financial statements conform with generally accepted accounting principles that require us to make estimates and assumptions during the reporting period. These estimates and assumptions affect the assets and liabilities that are reported. They also have an effect on the financial statement revenues and expenses during the reporting period. While actual results could differ, we believe such estimates to be reasonable.


FISCAL YEAR END

Our fiscal year ends on December 26, 1999, the last Sunday of the calendar year, which is comprised of fifty-two weeks. In the consolidated financial statements, all fiscal years are shown to begin as of January 1st and end as of December 31st for clarity of presentation.


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


CASH AND EQUIVALENTS

Cash and equivalents generally consist of cash and certificates of deposit with maturities of three months or less. Certificates of deposit at December 31, 1999 and 1998 totaled $625,000 and $4,406,000, respectively. At times through the year, cash balances held at financial institutions were in excess of federally insured limits.


MARKETABLE SECURITIES

Marketable securities are carried at the lower of cost or market, with any unrealized gains and losses reported as a component of shareholders' equity. These securities, which generally consist of U.S. government agency securities, corporate bonds, money market preferred stocks and equities, are all considered "available-for-sale". We had no net realized gain or loss on marketable securities during 1999 and 1998, but a loss of $354,000 was reported during 1997.

FOREIGN CURRENCY TRANSLATION

Foreign currency asset and liability accounts are translated using the exchange rates in effect at the end of the accounting period. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is recorded as a separate component of shareholders' equity. Foreign exchange gains of $96,000, $428,000 and $85,000 have been recorded as part of operations during 1999, 1998 and 1997, respectively.


INVENTORIES

Inventories, which include material, labor and factory overhead, are stated at the lower of cost or market. We use the first-in, first-out (FIFO) method to value our inventories.


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost, less accumulated depreciation and amortization. The cost of additions, improvements and interest during construction is capitalized. Our maintenance and repairs and tooling costs are charged to expense when incurred. Depreciation and amortization are calculated generally on the straight-line method based on the estimated useful lives of the assets.


Classification                        Expected Useful Life
----------------------------------------------------------
Equipment                                    3 to 10 years
Building                                    25 to 33 years


When property and equipment is replaced, retired or disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts. Gains and losses, if any, are recorded in the results of operations for the period. Property and equipment no longer used in operations, which are generally insignificant in amount, are stated at the lower of cost or estimated fair value and are included in other assets.


RESEARCH AND DEVELOPMENT

Research and development costs are charged to expense as incurred. Amounts expended during the three years ended December 31,1999 were $5,730,000 in 1999, $4,959,000 in 1998 and $4,204,000 in 1997.


INCOME TAXES

Income taxes are accounted for using the asset and liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period of enactment. Provision is made for U.S. income taxes on undistributed earnings of international subsidiaries and 50 percent owned joint ventures, unless such future earnings are considered permanently reinvested. Tax credits are accounted for as a reduction of the provision for income taxes in the period in which the credits arise.

STOCK-BASED COMPENSATION

We have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for our employee stock options. Under APB 25, because the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), as reflected in Note 13 to the consolidated financial statements.


EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding for the period of 26,927,000 in 1999, 27,671,000 in 1998 and 28,069,000 in 1997. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding plus the dilutive effect of our outstanding stock options ("common stock equivalents"), or 27,056,000 in 1999, 27,818,000 in 1998 and 28,221,000 in 1997.


NEW ACCOUNTING STANDARDS

In 1998, The Financial Accounting Standards Board issued Statements of Financial Accounting Standard No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132"), No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") and No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" ("FAS 137"), which delays implementation of FAS No. 133 until years beginning after June 15, 1999. Implementation of the disclosure requirements of FAS 132 did not have a material effect on our consolidated financial statements. We do not anticipate the adoption of FAS 133, in the year 2000, to have a material effect on our consolidated financial statements.


2. BUSINESS SEGMENT
--------------------------------------------------------------------------------

We manufacture motor vehicle parts and accessories for sale on normal, generally unsecured trade terms to original equipment manufacturers (OEMs) and the automotive aftermarket, primarily in North America, on an integrated one-segment basis.


3. ACCOUNTS RECEIVABLE
--------------------------------------------------------------------------------


December 31,                                            1999              1998
------------------------------------------------------------------------------
Trade receivables                              $  86,481,000     $  91,629,000
Due from joint venture                             8,764,000           701,000
Other receivables                                 13,155,000         9,797,000
------------------------------------------------------------------------------
                                                 108,400,000       102,127,000
Allowance for doubtful accounts                   (1,368,000)       (1,373,000)
------------------------------------------------------------------------------
   Total                                       $ 107,032,000     $ 100,754,000
==============================================================================

The following percentages of our consolidated net sales were made to General Motors Corporation and Ford Motor Company: 1999, 46.8 percent and 39.8 percent; 1998, 43.5 percent and 41.3 percent; 1997, 43.1 percent and 42.8 percent, respectively. These two customers represented 91 percent and 82 percent of trade receivables at December 31, 1999 and 1998, respectively.


4. INVENTORIES
--------------------------------------------------------------------------------


December 31,                                                1999           1998
-------------------------------------------------------------------------------
Raw materials                                        $10,748,000    $12,987,000
Work in process                                       10,908,000     10,998,000
Finished goods                                        17,832,000     17,448,000
-------------------------------------------------------------------------------
                                                     $39,488,000    $41,433,000
===============================================================================


5. PROPERTY PLANT AND EQUIPMENT
--------------------------------------------------------------------------------


December 31,                                                1999            1998
--------------------------------------------------------------------------------
Land and buildings                                  $ 51,180,000    $ 47,944,000
Machinery and equipment                              306,641,000     285,899,000
Leasehold improvements and other                       4,472,000       5,283,000
Construction in progress                              26,135,000      26,083,000
--------------------------------------------------------------------------------
                                                     388,428,000     365,209,000

Less -- Accumulated depreciation and amortization    225,315,000     207,015,000
--------------------------------------------------------------------------------
                                                    $163,113,000    $158,194,000
================================================================================


Included in property, plant and equipment at December 31, 1999 and 1998, were buildings and equipment held under capital leases of $5,360,000, with accumulated depreciation of $3,674,000 and $3,472,000, respectively.


6. LONG-TERM ASSETS
--------------------------------------------------------------------------------

Long-term assets at December 31, 1999 and 1998 include investments in our 50 percent owned joint ventures, totaling $21,737,000 and $23,872,000, respectively. In 1995, we entered into a joint venture with Otto Fuchs Metallwerke KG, a German manufacturing company, to form Suoftec Metal Products Production and Distribution Ltd. ("Suoftec") to manufacture cast and forged aluminum wheels for the European automobile industry.

Initial manufacture and sale of forged aluminum wheels began in early 1997 and cast aluminum wheels in mid 1998. Suoftec reported sales of $35.7 million in 1999 and $26.9 million in 1998. These sales are not included in our consolidated sales, but our 50 percent share of Suoftec's operating results are included in other income. These results were losses of $2.1 million in 1999 and $3.8 million in 1998, due principally to the start-up of the cast aluminum wheel process in those years. Our investment in Suoftec totaled $21.7 million and $23.8 million as of December 31, 1999 and 1998, respectively.

We also have interests in affordable housing limited partnerships which provide favorable income tax benefits generally over a fifteen-year period. These investments totaled $4,904,000 and $5,397,000 at December 31, 1999 and 1998, respectively. We believe that these amounts represent the best estimate of fair value of these investments.

7. BORROWING ARRANGEMENTS
--------------------------------------------------------------------------------

We maintain a line of credit facility under which we may borrow up to $25,000,000 on an uncommitted, unsecured basis at rates generally below prime. We had no short-term borrowings during 1999 or 1998.

Our capitalized leases are summarized as follows:


December 31,                                                                            1999          1998
----------------------------------------------------------------------------------------------------------
Capitalized lease obligations, payable in installments through 2001,
   with a weighted average interest rate of 11.3%                                 $  673,000    $  971,000

Industrial development revenue bonds, final installment of $350,000 paid 1999,
   with a weighted average interest rate of 7.6%                                          --       350,000
----------------------------------------------------------------------------------------------------------
                                                                                     673,000     1,321,000
Less -- Current portion                                                              333,000       648,000
----------------------------------------------------------------------------------------------------------
                                                                                  $  340,000    $  673,000
==========================================================================================================


8. TAXES ON INCOME
--------------------------------------------------------------------------------

The provision (credit) for income taxes is comprised of the following components:


Years Ended December 31,                                            1999             1998             1997
----------------------------------------------------------------------------------------------------------
CURRENT TAXES
   Federal                                                  $ 37,284,000     $ 23,759,000     $ 25,225,000
   State                                                       4,134,000        3,189,000        2,365,000
   Foreign                                                       320,000        4,206,000          104,000
----------------------------------------------------------------------------------------------------------
                                                              41,738,000       31,154,000       27,694,000

DEFERRED TAXES
   Federal                                                    (3,088,000)      (1,582,000)        (706,000)
   State                                                        (493,000)        (272,000)         104,000
   Foreign                                                      (447,000)        (818,000)       3,727,000
----------------------------------------------------------------------------------------------------------
                                                              (4,028,000)      (2,672,000)       3,125,000

TOTAL                                                       $ 37,710,000     $ 28,482,000     $ 30,819,000
==========================================================================================================


Income tax payments were $39,796,000 in 1999, $29,907,000 in 1998 and
$24,305,000 in 1997.

The reconciliation of the statutory United States federal income tax rate to our effective income tax rate is as follows:


Years Ended December 31,                                                    1999         1998         1997
----------------------------------------------------------------------------------------------------------
Statutory rate                                                             35.00%       35.00%       35.00%
State tax provisions, net of federal income tax benefit                     2.18         2.35         1.86
Federal tax credits                                                        (1.16)       (2.32)       (1.44)
Foreign income taxed at rates other than the statutory rate                (0.66)        0.28        (0.62)
Other, net                                                                 (0.61)       (0.06)        0.95
----------------------------------------------------------------------------------------------------------
Effective income tax rate                                                  34.75%       35.25%       35.75%
==========================================================================================================

Significant components of our deferred tax assets and liabilities are as follows:


December 31,                                                                                    1999           1998
-------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS
   Foreign currency translation adjustment                                               $ 8,900,000    $ 9,500,000
   Accruals not currently deductible                                                       5,405,000      4,789,000
   Deferred compensation                                                                   5,289,000      4,564,000
   State taxes expensed currently, deductible in following year                            1,093,000        982,000
   Other                                                                                          --        719,000
-------------------------------------------------------------------------------------------------------------------
                                                                                          20,687,000     20,554,000

DEFERRED TAX LIABILITIES
   Differences between book and tax basis
     of property, plant and equipment                                                     14,359,000     16,156,000
   Differences between financial and tax accounting associated with
     foreign operations                                                                    6,011,000      8,450,000
   Other                                                                                     878,000             --
-------------------------------------------------------------------------------------------------------------------
                                                                                          21,248,000     24,606,000
-------------------------------------------------------------------------------------------------------------------
   Net deferred tax liability                                                            $   561,000    $ 4,052,000
===================================================================================================================


9. LEASES AND RELATED PARTIES
--------------------------------------------------------------------------------

We lease certain land, facilities and equipment under long-term operating leases expiring at various dates through 2003. The terms of certain equipment leases require scheduled rent increases at specified intervals which are not dependent on the occurrence of any future events. Additionally, we reduced the amortization period for certain of these operating leases to appropriately match with the estimated useful life of the underlying machinery. Total lease expense for all operating leases amounted to $1,050,000 in 1999, $2,256,000 in 1998 and $4,156,000 in 1997.

Our corporate office and certain manufacturing facilities are leased from Louis
L. Borick, President, and Juanita A. Borick, under both capital and operating leases. The operating lease, which expires in the year 2001, has two option periods of ten years each. The annual lease payment is $1,232,000, including $392,000 for the capital lease portion as shown in the table below. Future minimum payments to the Borick's through 2001 are $1,611,000 for the operating lease and $751,000, including interest, for the capital lease. In addition, certain other facilities were leased under short-term lease arrangements from a related entity owned by Steven J. Borick, Executive Vice President, and two other Borick children.

Total lease payments to the Borick's and the related entity were $1,524,000 in 1999, $1,598,000 in 1998 and $1,520,000 in 1997.

We believe the related party transactions described above were fair to the Company and could have been obtained from an unaffiliated third party.

Future minimum payments under all leases are summarized as follows:


                                                     Operating         Capital
Years Ended December 31,                                Leases           Lease
------------------------------------------------------------------------------
2000                                                $2,339,000      $  392,000
2001                                                 1,057,000         359,000
2002                                                   297,000              --
2003                                                     9,000              --
2004                                                        --              --
Thereafter                                                  --              --
------------------------------------------------------------------------------
                                                     3,702,000         751,000
Amounts representing interest                               --          78,000
------------------------------------------------------------------------------
                                                    $3,702,000      $  673,000
==============================================================================


10. RETIREMENT PLANS
--------------------------------------------------------------------------------

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

The components of cost for this retirement plan are as follows:


Years Ended December 31,                       1999          1998         1997
------------------------------------------------------------------------------
Service cost                              $ 302,000     $ 276,000    $ 279,000
Interest cost                               432,000       509,000      521,000
Net amortization                             55,000        55,000       55,000
Other unrecognized (gain) or loss          (103,000)           --           --
------------------------------------------------------------------------------
   Net cost                               $ 686,000     $ 840,000    $ 855,000
==============================================================================


A schedule reconciling the projected benefit obligation with recorded plan liability follows:


December 31,                                              1999            1998
------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested benefit obligation                       $ 4,294,000     $ 5,080,000
------------------------------------------------------------------------------
   Accumulated benefit obligation                  $ 6,503,000     $ 7,116,000
------------------------------------------------------------------------------
Projected benefit obligation                       $ 7,078,000     $ 7,781,000
Unrecognized prior service cost                       (110,000)       (164,000)
Other unrecognized experience losses                  (465,000)       (501,000)
------------------------------------------------------------------------------
Recorded liability                                 $ 6,503,000     $ 7,116,000
==============================================================================


Actuarial assumptions for the retirement plan include an assumed discount rate of 6.5 percent in 1999 and 7 percent in 1998 and an assumed rate of average future compensation increases of 4 percent in 1999 and 5 percent in 1998.

We also have a contributory employee retirement savings plan covering substantially all of our employees. The employer contribution is determined at the discretion of the Company and totaled $2,529,000, $2,923,000 and $3,089,000 for 1999, 1998 and 1997, respectively.

We also have a deferred compensation agreement with our President under which we have agreed to pay certain amounts annually subsequent to retirement. For accounting purposes, the present value of such payments has been charged to expense. These charges totaled $850,000, $117,000 and $272,000 for 1999, 1998 and 1997, respectively.


11. LIABILITIES
--------------------------------------------------------------------------------

The components of accrued expenses and other long-term liabilities are as follows:


December 31,                                                   1999           1998
----------------------------------------------------------------------------------
ACCRUED EXPENSES
Payroll and related benefits                            $14,922,000    $13,307,000
Income taxes                                              8,408,000      5,416,000
Insurance reserves                                        4,674,000      4,467,000
Taxes, other than income tax                              3,044,000      3,157,000
Interest and dividends                                    2,375,000      1,914,000
Operating lease                                           1,473,000      2,302,000
Other                                                     6,164,000      2,193,000
----------------------------------------------------------------------------------
   Total accrued liabilities                            $41,060,000    $32,756,000
==================================================================================

OTHER LONG-TERM
Executive retirement and deferred compensation plans    $12,474,000    $11,089,000
Operating lease                                             313,000      3,176,000
Other                                                       476,000        597,000
----------------------------------------------------------------------------------
   Total other long-term liabilities                    $13,263,000    $14,862,000
==================================================================================


12. COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------

We are party to various legal and environmental proceedings incidental to our business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against us. Based on facts now known, we believe all such matters are adequately provided for, covered by insurance or, if not so covered or provided for, are without merit, or involve such amounts that would not materially adversely affect our consolidated results of operations and cash flows or financial position. At December 31, 1999, we had outstanding letters of credit of approximately $3.5 million.


13. STOCK OPTIONS
--------------------------------------------------------------------------------

We have a stock option plan that authorizes us to issue incentive and non-qualified stock options to our directors, officers and key employees totaling up to 3,700,000 shares of common stock. Shares available for future grants under these plans totaled 411,788 at December 31, 1999. Options are generally granted at not less than fair market value on the date of grant and expire no later than ten years after the date of grant. Options granted generally vest ratably over a four year period. When options are exercised, proceeds from the sale of stock under option are credited to common stock at par value, with amounts in excess of par value credited to additional paid-in capital.

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


Years ended December 31,                                                  1999              1998              1997
------------------------------------------------------------------------------------------------------------------
Reported net income                                             $   70,808,000    $   52,319,000    $   55,389,000
Proforma net income                                             $   69,257,000    $   51,970,000    $   54,927,000
Reported diluted earnings per share                             $         2.62    $         1.88    $         1.96
Proforma diluted earnings per share                             $         2.58    $         1.87    $         1.95


The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:


Years ended December 31,                                                  1999              1998              1997
------------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                                    6.5%              4.8%              5.6%
Expected dividend yield                                                    1.0%              1.0%              1.0%
Expected stock price volatility                                           31.2%             29.0%             25.0%
Expected option lives
   Incentive                                                               7.3               7.3               7.0
   Non-qualified                                                           9.4               9.4               7.0


A summary of the status of our stock option plan and changes in outstanding options is presented below:


Years Ended December 31,                   1999                        1998                         1997
------------------------------------------------------------------------------------------------------------------
                                   Shares       Weighted        Shares       Weighted        Shares       Weighted
                                    Under        Average         Under        Average         Under        Average
                                   Option   Exercise Price      Option   Exercise Price      Option   Exercise Price
------------------------------------------------------------------------------------------------------------------
Outstanding at beginning
   of year                      1,491,252     $    23.64     1,238,851     $    22.69     1,284,356     $    21.81
Granted                           251,000          25.66       413,400          23.74        76,500          22.97
Exercised                         (26,633)         19.69      (158,999)         16.49      (102,421)         10.97
Canceled or expired               (14,500)         21.19        (2,000)         22.69       (19,584)         26.84
------------------------------------------------------------------------------------------------------------------
Outstanding at end of year      1,701,119     $    24.03     1,491,252     $    23.64     1,238,851     $    22.69
==================================================================================================================
Exercisable at end of year      1,118,069                    1,010,852                    1,112,045
==================================================================================================================
Weighted-average fair
   value of options granted
   during the year             $    11.24                   $     9.58                   $     8.27
==================================================================================================================


The following table summarizes information about options outstanding at December 31, 1999:


                            Options   Weighted Average                              Options
Range of                Outstanding          Remaining    Weighted Average       Exercisable   Weighted Average
Exercise Prices         at 12/31/99   Contractual Life      Exercise Price       at 12/31/99     Exercise Price
---------------------------------------------------------------------------------------------------------------
$ 5.19-$ 5.58                31,045         0.94 years         $     5.24             31,045         $     5.24
$10.29-$15.09                51,174         2.20 years              14.25             51,174              14.25
$19.08-$27.13             1,618,900         5.95 years              24.69          1,035,850              24.76
---------------------------------------------------------------------------------------------------------------
                          1,701,119         5.75 years         $    24.03          1,118,069         $    23.74
===============================================================================================================

14. OTHER EXPENSE
--------------------------------------------------------------------------------

Other miscellaneous expense includes our share of operating results of our joint ventures. Miscellaneous expense in 1999 included $2.1 million representing our share of the operating loss associated with the joint venture wheel facility in Tatabanya, Hungary. During the facility's start-up phases for casting operations in 1998 and forging operations in 1997, our share of pre-operating losses totaled $3.8 million and $3.4 million, respectively.


15. COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

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


Years Ended December 31,                                                  1999             1998              1997
-----------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments                           $ 2,119,000      $(3,077,000)      $  (311,000)
Unrealized loss on marketable securities                                    --               --           554,000
-----------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                  $ 2,119,000      $(3,077,000)      $   243,000
=================================================================================================================


16. QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------
(In Thousands Except Per Share Amounts)


                                        First         Second          Third         Fourth          Total
December 31, 1999                     Quarter        Quarter        Quarter        Quarter           Year
-----------------------------------------------------------------------------------------------------------------
Net Sales                         $   136,909      $   155,029      $   131,430      $   148,414      $   571,782
Gross Profit                           28,651           33,977           26,954           35,936          125,518
Net Income                             15,494           19,211           14,489           21,614           70,808
Earnings Per Share
   Basic                                  .57              .71              .54              .81             2.63
   Diluted                                .57              .71              .54              .81             2.62

Dividends Declared Per Share              .08              .09              .09              .09              .35


                                        First         Second          Third         Fourth          Total
December 31, 1998                     Quarter        Quarter        Quarter        Quarter           Year
-----------------------------------------------------------------------------------------------------------------
Net Sales                         $   136,371      $   138,130      $   112,245      $   152,685      $   539,431
Gross Profit                           24,837           23,421           16,551           35,295          100,104
Net Income                             12,791           12,304            7,677           19,547           52,319
Earnings Per Share
   Basic                                  .46              .44              .28              .71             1.89
   Diluted                                .46              .44              .28              .71             1.88

Dividends Declared Per Share              .07              .08              .08              .08              .31

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

The consolidated financial statements have been audited by our independent public accountants, Arthur Andersen LLP, whose unqualified report is presented herein. Their opinion is based on procedures performed in accordance with generally accepted auditing standards, including tests of the accounting records, obtaining an understanding of internal accounting controls solely for purposes of planning and performing their audits, and such other auditing procedures as they considered necessary in the circumstances to provide them reasonable assurance that the consolidated financial statements are neither materially misleading nor contain material errors.

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

R. Jeffrey Ornstein
Vice President & CFO



/s/ EMIL J. FANELLI

Emil J. Fanelli
Corporate Controller

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO SUPERIOR INDUSTRIES INTERNATIONAL, INC.:

We have audited the accompanying consolidated balance sheets of Superior Industries International, Inc. (a California corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Industries International, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



/s/ ARTHUR ANDERSEN LLP

Arthur Andersen LLP
Los Angeles, California
February 10, 2000

CORPORATE INFORMATION

DIRECTORS

Louis L. Borick
President and
Chairman of the Board

Steven J. Borick
Executive Vice President

Sheldon I. Ausman
Vice Chairman of
Compensation Resource Group, Inc.,

Raymond C. Brown
Retired Senior Vice President

Philip W. Colburn
Chairman, Allen Telecom, Inc.

V. Bond Evans
Retired President and CEO,
Alumax Inc.

R. Jeffrey Ornstein
Vice President and CFO

Jack H. Parkinson
Retired Managing Director,
Chrysler de Mexico, S.A.


CORPORATE OFFICERS

Louis L. Borick
President and
Chairman of the Board

Steven J. Borick
Executive Vice President

Joseph T. D'Amico
Vice President, Materiel

Michael D. Dryden
Vice President,
International Business Development

Ronald F. Escue
Vice President, General Manager -
Aftermarket Wheels

Emil J. Fanelli
Corporate Controller

James M. Ferguson
Vice President,
OEM Marketing Group

William B. Kelley
Vice President Operations and Quality

Daniel L. Levine
Corporate Secretary and Treasurer

Frank Monteleone
Vice President, Purchasing

R. Jeffrey Ornstein
Vice President and CFO

Michael J. O'Rourke
Vice President, OEM Program Administration

Delbert J. Schmitz
Vice President, Aftermarket Marketing


COUNSEL AND AUDITORS

General Counsel
Irell and Manella

AUDITORS

Arthur Andersen LLP


FACILITIES

Robert D. Bracy
Vice President


PLANT AND SUBSIDIARY LOCATIONS

Van Nuys, California
Bernard J. O'Neil
Corporate Director of Manufacturing

Fayetteville, Arkansas
P.S. Reddy, General Manager

Rogers, Arkansas
David C. Rogers, General Manager

Pittsburg, Kansas
E. James Conover
General Manager

Johnson City, Tennessee
Gene W. Jole
General Manager

Fayettevillle, Arkansas
Chrome Plating Plant
I. Armando Valdez, General Manager

Superior Industries de Mexico, SA de CV
Gabriel Soto, General Manager

West Memphis, Arkansas
Terrence J. Schultz, General Manager

Superior Engineered Technologies, Inc.

JOINT VENTURES

Suoftec Kft (Europe)
Otto Fuchs Metallwerke

Robert H. Bouskill,
Managing Director

Topy-Superior Limited (Japan)
Topy Industries Limited


DIVIDEND REINVESTMENT PLAN
TRANSFER AGENT AND REGISTRAR

Information about the Company's Dividend Reinvestment Plan, a convenient and economical method of using the dividend to increase holdings and any other questions about shareholder accounts should be directed to:

Chase Mellon
Shareholder Services
Los Angeles, California
800.356.2017
www.chasemellon.com


ANNUAL MEETING

The annual meeting of Superior Industries International, Inc.
will be held at 10:00 am on May 12, 2000 at the:
Airtel Plaza Hotel
7277 Valjean Avenue
Van Nuys, California


SHAREHOLDER INFORMATION

Form 10K Annual Report to the Securities and Exchange Commission will be sent free of charge to shareholders upon written request to:
R. Jeffrey Ornstein,
Vice President and CFO.


CORPORATE OFFICES

Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406
ph: 818.781.4973
fax: 818.780.3500
www.supind.com


SHAREHOLDER RELATIONS

www.supind.com
818.902.2701


INVESTOR RELATIONS

Neil G. Berkman Associates
Los Angeles, California
310.277.5162


               SUP
              LISTED
               NYSE
   THE NEW YORK STOCK EXCHANGE

OUR WORLD WIDE CUSTOMERS


FORD
GM
DAIMLERCHRYSLER
AUDI
NISSAN
MITSUBISHI MOTORS
ISUZU
MAZDA
BMW
VOLKSWAGEN
TOYOTA
ROVER

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

[SUPERIOR LOGO]


7800 Woodley Avenue
Van Nuys, CA 91406
ph: 818.781.4973
fax: 818.780.3500
www.supind.com