Form 10-K405, Exhibit 13
period 2000-12-31
SUPERIOR INDUSTRIES INTERNATIONAL INC
filed 2001-03-29
CIK 95552

                                                       EXHIBIT 13





                     SUPERIOR INDUSTRIES INTERNATIONAL, INC.

                               2000 Annual Report





                     [BACKGROUND IMAGE OF ALUMINUM WHEELS]

Superior Industries International, Inc., headquartered in Van Nuys, California, is one of the world's largest OEM suppliers of aluminum wheels and is now entering the emerging market for aluminum suspension and related underbody components for leading automobile manufacturers including Ford, General Motors, DaimlerChrysler, BMW, Volkswagen, Audi, Land Rover, MG Rover, Toyota, Mazda, Mitsubishi, Nissan and Isuzu. The Company's 11 manufacturing facilities employ 6,000 people in the United States, Mexico and Europe.

Aluminum wheel penetration has increased steadily for many years, reflecting the performance and appearance advantages of aluminum wheels compared to traditional steel wheels. Increasing numbers of all new cars and light trucks now feature aluminum wheels as original equipment. Because of its light weight and corrosion resistance, aluminum also is becoming increasingly popular for use in suspension and related underbody components. This emerging market has enormous growth potential for Superior Industries.

SUPERIOR'S GOAL IS TO  MANUFACTURE HIGH-QUALITY PRODUCTS FOR THE GLOBAL

AUTOMOTIVE INDUSTRY THAT SATISFY THE REQUIREMENTS OF OUR CUSTOMERS, PROVIDE

OPPORTUNITIES FOR ACHIEVEMENT AND PERSONAL GROWTH FOR OUR EMPLOYEES, AND ENHANCE

VALUE FOR OUR SHAREHOLDERS.

SUPERIOR SET NEW ALL-TIME PERFORMANCE RECORDS IN  2000 AS WE INCREASED OUR SHARE

OF THE ALUMINUM ROAD WHEEL MARKET AND ADVANCED OUR PROGRAM TO ENTER THE NEW

MARKET FOR ALUMINUM SUSPENSION AND RELATED UNDERBODY COMPONENTS.








At Superior Industries, our goal is to provide aluminum wheels and suspension components for the global OEM automotive industry that meet or exceed the requirements of our customers, provide opportunities for achievement and personal growth for our employees, and enhance value for our shareholders. During the past extraordinary year, we set new all-time records for unit shipments, revenue, net income, and earnings per share. We also continued to increase our share of the OEM aluminum wheel business. Superior now provides more wheels for more automotive platforms and

SUPERIOR WON LARGE NEW  AND REPLACEMENT ALUMINUM WHEEL SUPPLY CONTRACTS FROM

CURRENT AND NEW CUSTOMERS, AND WE IMPLEMENTED AN AGGRESSIVE PLANT EXPANSION

PROGRAM TO SUPPORT THE  CONTINUED GROWTH OF OUR WHEEL AND SUSPENSION  COMPONENTS

BUSINESSES.









more global customers than ever before. We won large new and replacement aluminum wheel supply contracts from existing and important new customers, and implemented an aggressive plant expansion program to properly support our continued growth. We also made substantial progress in our program to establish Superior in the emerging market to supply aluminum suspension and related underbody components to our OEM customers. Our first production suspension components are scheduled for delivery in 2001.

                    SUPERIOR INDUSTRIES INTERNATIONAL, INC.



FINANCIAL HIGHLIGHTS



Years Ended December 31,                          2000             1999             1998             1997             1996
--------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT (000's)

Net Sales                                     $644,899         $571,782         $539,431         $549,131         $504,241
Gross Profit                                   142,221          125,518          100,104          108,170          101,713
Net Income                                    $ 79,937         $ 70,808         $ 52,319         $ 55,389         $ 46,850
--------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET (000'S)

Current Assets                                $245,579         $263,740         $235,886         $199,846         $164,080
Current Liabilities                             75,022           86,847           91,111           65,415           76,369
Working Capital                                170,555          176,893          144,775          134,431           87,711
Total Assets                                   491,664          460,468          427,430          382,679          357,590
Long-Term Debt                                      --              340              673            1,344            1,940
Shareholders' Equity                          $399,319         $353,086         $312,034         $287,416         $251,111
--------------------------------------------------------------------------------------------------------------------------

FINANCIAL RATIOS

Current Ratio                                    3.3:1            3.0:1            2.6:1            3.1:1            2.1:1
Long-term Debt/Total Capitalization                0.0%             0.1%             0.2%             0.5%             0.8%
Return on Average Shareholders' Equity            21.3%            21.3%            17.5%            20.6%            19.5%
--------------------------------------------------------------------------------------------------------------------------

SHARE DATA

Earnings - Basic                              $   3.07         $   2.63         $   1.89         $   1.97         $   1.64
Earnings - Diluted                            $   3.04         $   2.62         $   1.88         $   1.96         $   1.63
Shareholders' Equity at Year-End              $  15.45         $  13.35         $  11.42         $  10.30         $   8.87
Dividends Declared                            $   0.39         $   0.35         $   0.31         $   0.27         $   0.23
--------------------------------------------------------------------------------------------------------------------------

LETTER TO SHAREHOLDERS



The year 2000 was an exceptional year for Superior Industries by every measure. We set new all-time records for unit shipments, revenue, net income, and earnings per share. Our market share continued to increase, as we won large new and replacement aluminum wheel supply contracts from both our existing customers and important new customers. Our manufacturing facilities operated at peak efficiency and high capacity rates, while our capacity expansion programs moved forward on schedule. We also made excellent progress in our initiatives in the aluminum suspension component market, which we are increasingly confident will become an important new source of growth for Superior in the years ahead.


RECORD FINANCIAL PERFORMANCE

Net income for 2000 increased 12.9% to $79,937,000, or $3.04 per diluted share. These all-time record results include the write-off of non-recurring start-up costs of $4,200,000 related to the launch of Superior's new aluminum components manufacturing facility in Heber Springs, Arkansas and capacity expansions at several of our aluminum wheel manufacturing facilities. For 1999, net income was $70,808,000, or $2.62 per diluted share. Unit shipments increased 7.8% to a new all-time high, surpassing the 12,000,000 unit benchmark for the first time in Superior's history. Revenue increased 12.8% to $644,899,000 from $571,782,000 for 1999. Revenue rose faster than unit shipments because of the mix shift to larger wheels and higher pass-through aluminum selling prices.

        We are committed to using all of the tools available to build value for our shareholders. Complementing our strong financial performance for 2000, during the year Superior repurchased an additional 694,000 shares of its common stock. The Company has repurchased approximately 4,300,000 shares since 1995. Approximately 3,700,000 shares remain authorized for repurchase under the authorization adopted by the Board of Directors in March 2000. In addition, the Board of Directors approved an 11% increase in Superior's quarterly cash dividend to $0.10 per share, marking the seventeenth consecutive year of dividend increases.


NEW WHEEL SUPPLY CONTRACTS

During the year, Superior won new and replacement aluminum wheel supply contracts. Among the contract wins, Superior was awarded new aluminum wheel programs for the new Buick Rendezvous for General Motors, the 2001 Mustang GT and newly redesigned Explorer, both for Ford, as well as the 2001 Dodge Intrepid and Dodge Ram pickup truck for DaimlerChrysler. We also were awarded new and replacement aluminum wheel programs by Toyota that marked a significant expansion of Superior's relationship with this important customer. The programs include newly designed aluminum wheels for the 2002 Camry, one of the world's best-selling automobiles, as well as wheels for other Toyota vehicles manufactured in the U.S., Canada and Japan.

        We are nearing completion of an aggressive plant expansion program that will expand Superior's aluminum wheel manufacturing capacity by 25% and insure that we will continue to provide the best products and service in our industry. The program includes construction of a new building near our existing facility in Chihuahua, Mexico that was completed in 2000. We have installed state-of-the-art manufacturing equipment at this facility and will start shipping during the second quarter of 2001.


MAKING IT HAPPEN

Superior continued to increase its share of the global OEM aluminum wheel market in 2000 as unit shipments grew faster than total production of cars and light trucks. Penetration of existing customer accounts rose with the award of programs for a variety of additional platforms, and we added important new customers during the year.

        This success is built on a solid foundation of quality products and customer service. It is our dedicated employees who must make it happen every day. We are working hard to create a culture at Superior that supports and rewards our employees for their efforts - a culture based on dignity and mutual respect among all of our employees, an environment that fosters satisfaction and meaning in our work and creates the unity of purpose that is crucial to meeting our ambitious plans for the future.

        We are implementing innovative new programs to facilitate achievement of our common goals. The automobile industry has entered an era of unprecedented change. This new frontier creates new opportunities and challenges for Superior. We are responding with a pioneering approach grounded not only in sound business practices but in sound people practices as well.


SUSPENSION BUSINESS ROLLS AHEAD

We have long believed that the OEM aluminum suspension and related underbody components market will become a multi-billion dollar industry. Superior's stellar reputation for designing, manufacturing, and delivering sophisticated high volume aluminum wheels opened doors for us to pursue the OEM aluminum suspension components opportunity, and we have acted aggressively to establish our position in this emerging market.

        In 1998 we obtained exclusive rights to an advanced hybrid manufacturing technology that combines the design flexibility, light weight and cost advantages of casting with improved strength characteristics, an ideal combination for this application. In 1999 we assembled an outstanding team of senior marketing and engineering executives and they have been aggressively pursuing new orders. This effort proved so successful that the 142,000 square foot facility we purchased a year ago to house the operation already needs to be expanded even before the facility is scheduled to go into production. Accordingly, in 2000 we decided to more than double the size of the new plant to approximately 300,000 square feet.

        Modest initial shipments of our first production aluminum suspension components are scheduled to begin in 2001. Based on orders in hand for a variety of components from a number of OEM customers, we are optimistic that this business will become a significant contributor to Superior's growth in the future.


A PLAN FOR THE FUTURE

We are carefully monitoring conditions in the automotive industry so that we can quickly respond to risks or take advantage of our financial strength and global capabilities to pursue new business opportunities that may develop. We are optimistic about the future but not complacent in view of the current economic environment. We have developed contingency plans that will allow Superior to respond with alacrity to whatever market conditions develop, and as always we will work hard to keep costs under control. Longer term, we are confident that Superior's future is bright and that we are ready to take advantage of the growth opportunities available to us.



                                       Sincerely,

[PHOTOGRAPH OF LOUIS L. BORICK]        /s/ LOUIS L. BORICK
                                       ----------------------------------------
                                       Louis L. Borick
                                       President and Chairman of the Board


[PHOTOGRAPH OF STEVEN J. BORICK]       /s/ STEVEN J. BORICK
                                       ----------------------------------------
                                       Steven J. Borick
                                       Executive Vice President

                 [PHOTOGRAPH OF VARIOUS ALUMINUM WHEEL STYLES]

WITH NEW ALL-TIME RECORDS FOR UNIT SHIPMENTS, REVENUE, NET INCOME, AND EARNINGS

PER SHARE, AS WELL AS FURTHER GROWTH IN MARKET SHARE, 2000 WAS AN EXCEPTIONAL

YEAR FOR SUPERIOR INDUSTRIES BY EVERY MEASURE.











Superior is committed to using all of the tools available to build value for our shareholders. Complementing our strong financial performance for 2000, during the year Superior repurchased an additional 694,000 shares of its common stock. The Company has repurchased a total of approximately 4,300,000 shares since 1995. In addition, Superior declared an 11% increase in the quarterly cash dividend to $0.10 per share, marking the seventeenth consecutive year of dividend increases.

                                   NET SALES
                                 (in millions)

                         96            97             98            99              00
                        ----          ----           ----          ----            ----
                        $504          $549           $539          $572            $645


                              BOOK VALUE PER SHARE
                                  (in dollars)

                         96            97             98            99              00
                        ----          ----           ----          ----            ----
                        $8.87         $10.30         $11.42        $13.35          $15.44


                                 OEM UNIT SALES
                                  (in millions)


                         96            97             98            99              00
                        ----          ----           ----          ----            ----
                        9.5           10.0           10.1          11.2            12.1





                               EARNINGS PER SHARE
                                  (in dollars)

                         96            97             98            99              00
                        -----         -----          -----         -----           -----
                        $1.63         $1.96          $1.88         $2.62           $3.04



                              SHAREHOLDERS' EQUITY
                                 (in millions)

                         96            97             98            99              00
                        -----         -----          -----         -----           -----
                        $251          $287           $312          $353            $399


                                  MARKET GROWTH
                              (OEM Aluminum Wheels)


                         85            90             95            97              99
                        -----         -----          -----         -----           -----
                        10%           24%            44%           52%             54%

                  [PICTURE OF SHELVES FULL OF ALUMINUM WHEELS]

                [PICTURE OF ALUMINUM WHEELS ON AN ASSEMBLY LINE]




WE ARE PROUD OF SUPERIOR'S LEADERSHIP IN THE GLOBAL AUTOMOTIVE INDUSTRY. WE HAVE HELPED "BUILD THE AMERICAN DREAM" FOR NEARLY THIRTY YEARS. WE ARE PROUD OF OUR IMPRESSIVE RECORD OF GROWTH AND INNOVATION OVER THIS PERIOD. OUR GOAL IS TO CONTINUE TO EXCEL ON BEHALF OF OUR CUSTOMERS, OUR EMPLOYEES, AND OUR SHAREHOLDERS.

           OUR COMPANY AND OUR INDUSTRY HAVE ENTERED A NEW ERA OF INTENSIFYING CUSTOMER DEMANDS AND UNPRECEDENTED CHANGES IN THE WORKPLACE. TO CONTINUE TO ACHIEVE THE SUCCESS THAT ALL OF US AT SUPERIOR ARE STRIVING FOR, WE MUST RESPOND TO THESE CHALLENGES WITH A PIONEERING APPROACH GROUNDED NOT ONLY ON SOUND FINANCIAL AND BUSINESS PRACTICES, BUT ON SOUND PEOPLE PRACTICES AS WELL.

           WE ARE WORKING TO BUILD A COHESIVE TEAM FROM OUR THOUSANDS OF EMPLOYEES, INDIVIDUALS WITH DIVERSE BACKGROUNDS, SKILLS AND INTERESTS.

                   [PICTURE OF ALUMINUM WHEELS BEING PAINTED]

                [PICTURE OF WORKERS WORKING ON ALUMINUM WHEELS]





WE AIM TO ESTABLISH A UNIQUE CULTURE WITHIN OUR INDUSTRY - A CULTURE THAT ADDS MEANING TO OUR WORKING LIVES AND THAT OFFERS PURPOSE AND RESPECT TO EVERYONE ASSOCIATED WITH OUR COMPANY.

        WE ARE ON THE THRESHOLD OF AN UNPRECEDENTED OPPORTUNITY - AN OPPORTUNITY TO BE PART OF AN ORGANIZATION THAT SETS THE STANDARD OF EXCELLENCE IN THE AUTOMOTIVE INDUSTRY. IT WILL TAKE TIME FOR US TO ACCOMPLISH ALL THAT WE WANT TO DO. WE KNOW THAT WE WILL NEED TO CONFRONT AND EMBRACE CHANGE TO MEET THE HIGH STANDARDS THAT WE HAVE SET FOR OUR COMPANY AND OUR EMPLOYEES. WE BELIEVE THAT WE CAN RISE TO THE CHALLENGE.

        QUALITY IS FUNDAMENTAL TO SUPERIOR'S SUCCESS. WE HAVE BUILT THIS CORE PHILOSOPHY INTO OUR NEW "TRIANGLE OF EXCELLENCE" TRAINING AND

                 [PICTURE OF ALUMINUM UNDERCARRIAGE COMPONENTS]

                       [MAN WORKING ON AN ALUMINUM WHEEL]






DEVELOPMENT PROGRAM INTRODUCED DURING 2000. THIS PROGRAM CHALLENGES ALL OF OUR EMPLOYEES TO BE FIRST IN PRODUCTIVITY, FIRST IN TEAMWORK, AND FIRST IN QUALITY.

           ONLY THROUGH GREATER EMPLOYEE INVOLVEMENT, COUPLED WITH CONTINUING TRAINING AND DEVELOPMENT, WILL WE REACH OUR GROWTH GOALS. WE CONTINUOUSLY MONITOR AND UPDATE THE TRAINING PROGRAMS AT EACH OF OUR PLANTS AROUND THE WORLD TO ENSURE THAT ALL EMPLOYEES HAVE THE SKILLS WE NEED TODAY AND THE NEW SKILLS REQUIRED FOR TOMORROW. WE INVEST HEAVILY IN EMPLOYEE DEVELOPMENT PROGRAMS EACH YEAR, AND WE ARE PROUD TO HAVE BEEN AWARDED SIZEABLE STATE-FUNDED TRAINING GRANTS IN ARKANSAS, CALIFORNIA, KANSAS AND TENNESSEE FOR WORKFORCE TRAINING AND DEVELOPMENT FOR NEW EMPLOYEES AND CURRENT TEAM MEMBERS.

QUARTERLY COMMON STOCK PRICE INFORMATION ($)


                                                 2000                     1999                      1998
                                         ------------------        ------------------        ------------------
                                          High          Low         High          Low         High          Low
---------------------------------------------------------------------------------------------------------------
First Quarter                            31.6875      23.5000      28.5000      23.3125      33.1875      25.8750
Second Quarter                           33.5000      25.7500      27.0000      22.8125      33.5000      26.3125
Third Quarter                            33.2500      26.2500      28.4375      25.8750      27.9375      20.1875
Fourth Quarter                           35.3125      30.0625      29.0625      24.6250      27.9375      21.6875
---------------------------------------------------------------------------------------------------------------

Our common stock is traded on the New York Stock Exchange (symbol: SUP). We had approximately 990 shareholders of record and 25.8 million shares outstanding as of January 31, 2001.




During 2000, Superior met or exceeded all of our ambitious goals for new contract awards, human and capital resource development, and financial performance. We also refined our marketing programs, expanded our manufacturing capabilities, and enhanced our design and development technology portfolio.

Superior is one of the most profitable companies in the global automotive industry. We are proud of this distinction, which is built on a solid foundation of design, development and manufacturing expertise and a large, loyal and growing customer base. This platform will support further growth in the years ahead. We will work hard to continue to deliver superior value for our customers, our employees and our shareholders.



                             [SUP LISTED NYSE LOGO]



                                 www.supind.com

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION



RESULTS OF OPERATIONS


SALES


(In Thousands) Years Ended December 31,                                        2000            1999            1998
---------------------------------------------------------------------------------------------------------------------
Net Sales                                                                    $644,899        $571,782        $539,431

Unit shipments of aluminum road wheels to the automobile manufacturers in 2000 increased 7.8 percent over 1999 shipments to a record annual level above 12 million. Original equipment manufacturer (OEM) sales were $634.5 million in 2000 compared to $551.0 million a year ago. This represents an increase of $83.5 million, or 15.2 percent. Sales dollars in 2000 increased at a greater rate than unit shipments due principally to the increase in average selling prices caused by both a higher pass-through price of aluminum to our customers and to a shift in mix to larger wheels. Net sales of our aftermarket product lines decreased
49.8 percent to $10.4 million in 2000. This was due principally to the discontinuance of certain product lines and to the continued consolidation of customers in that industry.

The 7.8 percent increase in OEM aluminum wheel unit shipments in 2000 compares to an increase of 1.2 percent in North American automotive production of passenger cars and light trucks, indicating further market share gains in 2000. Based on Ward's Automotive Yearbook 2000, an auto industry publication, aluminum wheel installation rates on automobiles and light trucks in the U.S. rose to 54 percent for the 1999 model year. Aluminum installation rates have steadily increased since the mid-1980's, when this rate was only 10%.

Net sales in 1999 increased 6.0 percent to $571.8 million compared to the $539.4 million in 1998, as OEM sales increased 8.9 percent on a unit shipment increase of 10.5 percent. OEM sales dollars in 1999 increased at a lesser rate than unit shipments due primarily to a lower pass-through price of aluminum to our customers.


GROSS MARGIN

Years Ended December 31,                                                        2000            1999            1998
---------------------------------------------------------------------------------------------------------------------
Gross Profit Margin                                                             22.1%           22.0%           18.6%

During 2000, the gross margin was virtually unchanged from 1999 at 22.1 percent of net sales. Higher utilization rates in our plants during 2000, improved our gross profit margin due to higher absorption of fixed costs during the period. However, this was offset by a higher pass-through price of aluminum, which had a negative impact on the gross margin rate.

The aluminum content of selling prices to OEM customers is periodically adjusted to current market conditions, which subjects us to the risks of market changes when we enter into fixed purchase contracts. The cost of aluminum is a significant component in the overall cost of a wheel. As the price of aluminum increases, the effect is to decrease overall gross margin percentage, although gross profit in absolute dollars remains unchanged. The opposite is true in periods during which the price of aluminum decreases.

While we have ongoing programs to reduce costs to our customers and, in the past, have generally been successful in substantially mitigating pricing pressure from our customers, it is becoming increasingly difficult to do so without impacting margins. We will continue to aggressively implement cost savings strategies to meet customer pricing expectations and maintain margins. The impact of future customer pricing pressures and increasing industry-wide competition on our financial position and results of operations is not known.

Gross profit margin was 22.0 percent of net sales in 1999 compared to 18.6 percent in 1998. The major reasons for this margin increase were attributable to improved incremental profit rates due to higher absorption of fixed costs caused by the increased operating rates at our facilities, and to a decrease in the pass-through price of aluminum to our customers compared to the prior year.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

(In Thousands) Years Ended December 31,                                      2000            1999            1998
--------------------------------------------------------------------------------------------------------------------
Selling, General and Administrative Expense                                $ 20,716        $ 20,310        $ 19,758

Due to our continued focus on cost control, selling, general and administrative expenses, which increased slightly compared to the prior year, decreased to 3.2 percent of net sales in 2000, compared to 3.6 percent of net sales in 1999 and
3.7 percent in 1998.


OTHER INCOME (EXPENSE)

In 2000, interest income increased to $7.4 million from $5.6 million in 1999, as cash available for investment during the year averaged $3.9 million higher than the prior year and the average rate of return increased to 6.5 percent from 5.3 percent a year ago. Interest income in 1999 increased to $5.6 million from $4.5 million in 1998 as cash generated during the year averaged $20.4 million higher than the prior year.

Miscellaneous expense in 2000 included $4.2 million of initial start-up costs associated with our new wheel plant in Chihuahua, Mexico and our new facility for the aluminum suspension component business in Heber Springs, Arkansas. Also included was $2.0 million representing our share of operating losses of our 50 percent owned joint venture in Hungary. In 1999 and 1998, our share of initial start-up costs associated with this joint venture amounted to $2.1 million and $3.8 million, respectively.


EFFECTIVE INCOME TAX RATE

The consolidated tax rate in 2000 was unchanged from 1999 at 34.75 percent of pre-tax income. The consolidated tax rate in 1999 decreased to 34.75 percent of pre-tax income from 35.25 percent in 1998. The reduced rate was due primarily to an increase in foreign income, which is taxed at rates other than the statutory federal rate and to increases in foreign sales and tax-favored short-term investments.


READINESS FOR YEAR 2000

Our company-wide program established on January 1, 1998 to identify, test and correct all integrated business software and date-sensitive processes to be Year 2000 compliant was successful with no major problems. We consider the project closed with all our domestic and international operations Year 2000 compliant. Costs incurred to complete the program to become Year 2000 compliant were less than $500,000.


RISK MANAGEMENT

We are subject to various risks and uncertainties in the ordinary course of business due, in part, to the competitive nature of the industry in which we operate, to changing commodity prices for the materials used in the manufacture of our products, and to development of new products, such as our aluminum suspension and related underbody components. Where practicable, we attempt to reduce risks and uncertainties, such as through the use of certain derivative financial instruments.

We have foreign operations in Mexico and Hungary, which on occasion require the transfer of funds denominated in their respective functional currencies - the Mexican peso and the German deutsche mark (DM). Our primary risk exposure relating to derivative financial instruments results from the use of foreign currency forward contracts to offset the impact of currency rate fluctuations with regard to foreign denominated receivables, payables or purchase obligations. At December 31, 2000, we held open foreign currency DM forward contracts totaling $5.7 million, with an unrealized gain of $377,000.

When market conditions warrant, we will also enter into contracts to purchase certain commodities used in the manufacture of our products, such as aluminum, natural gas, electricity and environmental emission credits. Any such commodity commitments are expected to be purchased and used over a reasonable period of time, in the normal course of business.


EURO CURRENCY

On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency, ("the euro"). The former currencies of the participating countries are scheduled to remain legal tender as denominations of the euro until January 1, 2002 when the euro will be adopted as the sole legal currency.

We have evaluated the potential impact of the euro on our joint venture in Hungary, with the functional currency the German deutsche mark, and the impact on exchange costs and currency exchange rate risks. The conversion to the euro is not expected to have a material impact on our operations or financial position.


INFLATION

Inflation did not have a material impact on our results of operations or the financial condition for 2000. We believe that purchase commitments and the majority of our customer contracts are structured to minimize the impact of changes caused by inflation.


FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(In Thousands) Years Ended December 31,                     2000            1999
-----------------------------------------------------------------------------------
Total Assets                                              $491,664        $460,468

Total assets at the end of 2000 increased $31.2 million, or 6.8 percent from 1999, due to increases in inventory and net fixed assets of $16.9 million and $55.6 million, respectively. These increases were offset by decreases in accounts receivable, cash and other assets of $18.3 million, $14.6 million and $8.4 million, respectively. The fixed asset increase was due to several major capital expansion projects during 2000, including our new wheel plant in Chihuahua, Mexico and the aluminum suspension component facility in Heber Springs, Arkansas.


(In Thousands) Years Ended December 31,                      2000            1999
------------------------------------------------------------------------------------
Total Liabilities                                          $ 92,345        $107,382

Total liabilities decreased $15.0 million, or 14.0 percent from 1999, primarily as a result of a $11.0 million decrease in income tax liabilities, due to differences between estimated tax payments and actual year-end liabilities, and a decrease in accounts payable of $2.7 million related to taking advantage of a favorable cash discount program with a major vendor.

(In Thousands) Years Ended December 31,                     2000            1999
----------------------------------------------------------------------------------
Total Shareholders' Equity                                $399,319        $353,086

Shareholders' equity was increased by net income of $79.9 million and reduced by the repurchases of common stock of $19.0 million and cash dividends declared of $10.1 million. The balance of the change in shareholders' equity is represented by foreign currency translation adjustments, unrealized gain on securities and proceeds from the exercise of our stock options.

(In Thousands) Years Ended December 31,                     2000            1999
----------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                 $ 95,654        $ 87,077


Cash provided by operating activities increased $8.6 million to $95.7 million in 2000 from $87.1 million in 1999, due principally to the increase in net income of $9.1 million. The $95.7 million in cash flows from operating activities was reduced by cash utilized to repurchase our common stock and to pay cash dividends, totaling $19.0 million and $9.9 million, respectively, and for capital expenditures of $82.0 million. Capital expenditures in 2000 included the construction of our second state-of-the-art facility in Chihuahua, Mexico, a major expansion of our newly acquired Heber Springs, Arkansas facility for the manufacture of suspension and related components, and expansions and ongoing improvements of other existing facilities.

Over the past twelve years, we have expended approximately $457 million for new plant and expansion programs. The majority of the expansion financing came from internally generated cash flow, to construct and expand our world-class road wheel facilities and to continuously improve all OEM manufacturing plants. In the year 2001, expenditures will be incurred for the continued expansion and start-up of the suspension and related component facility, as well as for ongoing improvements to our existing wheel plants. We anticipate funding these plans from internally generated cash flow and, to the extent necessary, from existing cash and equivalents.

During 2000, the value of the Mexican peso experienced a one percent increase relative to the U.S. dollar, as a result of the Mexican economy entering a period of relative stability. Since 1990, the Mexican peso has repeatedly experienced periods of relative stability followed by periods of major decline in value. The impact of these declines in value relative to our wholly owned subsidiary, Superior Industries de Mexico, SA de CV, has resulted in a cumulative unrealized translation loss of $15.5 million, net of taxes, which has been charged directly to shareholders' equity. This facility currently represents approximately 12 percent of our total net sales.

Our financial condition remains extremely strong, with record net sales and net income. After expending $82.0 million for capital expenditures and $19.0 million to repurchase our common stock in 2000, our working capital declined to $170.6 million from $176.9 million in 1999, a $6.3 million reduction. The current ratio increased to 3.3:1 from 3.0:1 a year ago. With our strong balance sheet, which includes $93.5 million in cash, we are well positioned to take full advantage of new and complimentary business opportunities, to expand international markets and to withstand potential downturns in the economy.

During 2000, our Board of Directors announced an 11 percent increase in the cash dividend, representing the seventeenth consecutive year of dividend increases. We anticipate continuing the policy of paying dividends, which is contingent upon various factors, including economic and market conditions, none of which can be accurately predicted.

CONSOLIDATED STATEMENTS OF INCOME



Years Ended December 31,                                     2000                  1999                  1998
-------------------------------------------------------------------------------------------------------------
NET SALES                                           $ 644,899,000         $ 571,782,000         $ 539,431,000
Cost of Sales                                         502,678,000           446,264,000           439,327,000
-------------------------------------------------------------------------------------------------------------

GROSS PROFIT                                          142,221,000           125,518,000           100,104,000
Selling, general and administrative expenses           20,716,000            20,310,000            19,758,000
-------------------------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS                                121,505,000           105,208,000            80,346,000

Other Income (Expense)

    Interest income                                     7,386,000             5,580,000             4,452,000
    Interest expense                                      (63,000)             (129,000)             (165,000)
    Miscellaneous, net                                 (6,318,000)           (2,141,000)           (3,832,000)
-------------------------------------------------------------------------------------------------------------
                                                        1,005,000             3,310,000               455,000

INCOME BEFORE INCOME TAXES                            122,510,000           108,518,000            80,801,000
Income Taxes                                           42,573,000            37,710,000            28,482,000
-------------------------------------------------------------------------------------------------------------

NET INCOME                                          $  79,937,000         $  70,808,000         $  52,319,000
=============================================================================================================
EARNINGS PER SHARE-- BASIC                          $        3.07         $        2.63         $        1.89
=============================================================================================================
EARNINGS PER SHARE-- DILUTED                        $        3.04         $        2.62         $        1.88
=============================================================================================================


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


December 31,                                                                                    2000                  1999
--------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets
    Cash and equivalents                                                               $  93,503,000         $ 108,081,000
    Accounts receivable                                                                   88,722,000           107,032,000
    Inventories                                                                           56,340,000            39,488,000
    Deferred income taxes                                                                  4,416,000             6,371,000
    Other current assets                                                                   2,598,000             2,768,000
--------------------------------------------------------------------------------------------------------------------------
       Total current assets                                                              245,579,000           263,740,000

Property, plant and equipment                                                            218,713,000           163,113,000
Long-term assets                                                                          27,372,000            33,615,000
--------------------------------------------------------------------------------------------------------------------------
                                                                                       $ 491,664,000         $ 460,468,000
==========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
    Accounts payable                                                                   $  42,775,000         $  45,454,000
    Accrued expenses                                                                      31,907,000            41,060,000
    Current portion of capitalized leases                                                    340,000               333,000
--------------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                          75,022,000            86,847,000

Capitalized leases                                                                                --               340,000

Other long-term liabilities                                                               12,555,000            13,263,000
Deferred income taxes                                                                      4,768,000             6,932,000
Commitments and contingent liabilities                                                            --                    --
Shareholders' equity
    Preferred stock, par value $25.00, 1,000,000 shares authorized, none issued                   --                    --
    Common stock, par value $.50, 100,000,000 shares authorized                           12,920,000            13,227,000
    Accumulated other comprehensive income (loss)                                        (21,310,000)          (15,114,000)
    Retained earnings                                                                    407,709,000           354,973,000
--------------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                        399,319,000           353,086,000
--------------------------------------------------------------------------------------------------------------------------
                                                                                       $ 491,664,000         $ 460,468,000
==========================================================================================================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                       Common Stock
                               ---------------------------      Additional                    Accumulated Other
                               Number of                           Paid-In         Retained       Comprehensive
                                  Shares           Amount          Capital         Earnings        Income (Loss)           Total
--------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1997             27,902,387    $  13,951,000    $   9,306,000    $ 278,315,000       $ (14,156,000)   $ 287,416,000
Comprehensive income:
    Net income                        --               --               --       52,319,000                  --       52,319,000
    Other comprehensive
       income (loss)                  --               --               --               --          (3,077,000)      (3,077,000)
Comprehensive income                  --               --               --               --                  --       49,242,000
Stock options exercised,
    including related
    tax benefit                  158,999           80,000        3,063,000           46,000                  --        3,189,000
Repurchases of
    common stock                (749,300)        (375,000)     (12,369,000)      (6,786,000)                 --      (19,530,000)
Cash dividends declared
    ($.31 per share)                  --               --               --       (8,283,000)                 --       (8,283,000)
--------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1998             27,312,086       13,656,000               --      315,611,000         (17,233,000)     312,034,000
Comprehensive income:
    Net income                        --               --               --       70,808,000                  --       70,808,000
    Other comprehensive
       income (loss)                  --               --               --               --           2,119,000        2,119,000
Comprehensive income                  --               --               --               --                  --       72,927,000
Stock options exercised,
    including related
    tax benefit                   26,633           13,000          578,000               --                  --          591,000
Repurchases of
    common stock                (884,500)        (442,000)        (578,000)     (21,803,000)                 --      (22,823,000)
Cash dividends declared
    ($.35 per share)                  --               --               --       (9,643,000)                 --       (9,643,000)
--------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1999             26,454,219       13,227,000               --      354,973,000         (15,114,000)     353,086,000
Comprehensive income:
    Net income                        --               --               --       79,937,000                  --       79,937,000
    Other comprehensive
       income (loss)                  --               --               --               --          (6,196,000)      (6,196,000)
Comprehensive income                  --               --               --               --                  --       73,741,000
Stock options exercised,
    including related
    tax benefit                   79,495           40,000        1,506,000               --                  --        1,546,000
Repurchases of
    common stock                (693,600)        (347,000)      (1,506,000)     (17,126,000)                 --      (18,979,000)
Cash dividends declared
    ($.39 per share)                  --               --               --      (10,075,000)                 --      (10,075,000)
--------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 2000             25,840,114    $  12,920,000    $          --    $ 407,709,000       $ (21,310,000)   $ 399,319,000
================================================================================================================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS



Years Ended December 31,                                                 2000               1999               1998
-------------------------------------------------------------------------------------------------------------------
NET INCOME                                                      $  79,937,000      $  70,808,000      $  52,319,000
Adjustments to reconcile net income to net cash provided by
    operating activities:
       Depreciation and amortization                               26,920,000         28,523,000         26,698,000
       Equity losses of joint ventures                              2,068,000          2,096,000          4,123,000
       Provision for retirement plans                                      --          1,384,000            957,000
       Other non cash items                                          (102,000)          (440,000)          (141,000)
Changes in assets and liabilities:
    (Increase) decrease in:
       Accounts receivable                                         18,310,000         (6,278,000)       (22,211,000)
       Inventories                                                (16,852,000)         1,945,000            954,000
       Other assets                                                (3,386,000)            59,000           (387,000)
    Increase (decrease) in:
       Accounts payable                                            (2,679,000)       (12,253,000)        23,456,000
       Other liabilities                                           (8,353,000)         4,724,000         (1,976,000)
       Deferred income taxes                                         (209,000)        (3,491,000)        (4,173,000)
-------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                          95,654,000         87,077,000         79,619,000
-------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Additions to property, plant and equipment                        (82,032,000)       (33,029,000)       (36,701,000)
Investment in and advances to joint ventures                       (1,739,000)            39,000         (4,830,000)
Proceeds from sales of property, plant and equipment                  248,000            172,000            121,000
Proceeds from sales of investments                                    930,000                 --                 --
Purchases of investments                                                   --         (1,000,000)                --
-------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                             (82,593,000)       (33,818,000)       (41,410,000)
-------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:

Repurchases of common stock                                       (18,979,000)       (22,823,000)       (19,530,000)
Cash dividends paid                                                (9,866,000)        (9,179,000)        (8,324,000)
Stock options exercised                                             1,546,000            591,000          3,189,000
Payments of long-term debt                                           (340,000)          (333,000)          (671,000)
-------------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                             (27,639,000)       (31,744,000)       (25,336,000)
-------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and equivalents                   (14,578,000)        21,515,000         12,873,000
Cash and equivalents at beginning of year                         108,081,000         86,566,000         73,693,000
-------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                             $  93,503,000      $ 108,081,000      $  86,566,000
===================================================================================================================


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BUSINESS DESCRIPTION

Our principal business is the design and manufacture of motor vehicle parts, primarily aluminum wheels and aluminum suspension and related underbody components for the domestic and international original equipment manufacturer
(OEM) markets. We maintain both domestic and foreign manufacturing facilities, including a wholly-owned subsidiary in Mexico and a 50 percent owned joint venture manufacturing facility in Hungary.


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


FISCAL YEAR END

Our fiscal year is the 52-53 week period ending on the last Sunday of the calendar year. The fiscal year 2000 comprises the 53 week period ended on Sunday, December 31, 2000. Fiscal years 1998 and 1999 comprise the 52 week periods ended on December 27, 1998 and December 26, 1999, respectively. In the consolidated financial statements, all fiscal years are shown to begin as of January 1st and end as of December 31st for clarity of presentation.


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


CASH AND EQUIVALENTS

Cash and equivalents generally consist of cash and certificates of deposit with original maturities of three months or less. Certificates of deposit at December 31, 2000 and 1999 totaled $650,000 and $625,000, respectively. At times through the year, cash balances held at financial institutions were in excess of federally insured limits.


MARKETABLE SECURITIES

Marketable securities are carried at the lower of cost or market, with any unrealized gains and losses reported as a component of shareholders' equity. These securities, which generally consist of U.S. government agency securities, corporate bonds, money market preferred stocks and equities, are all considered "available-for-sale."

FOREIGN CURRENCY TRANSLATION

Foreign currency asset and liability accounts are translated using the exchange rates in effect at the end of the accounting period. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is recorded as a separate component of shareholders' equity. Foreign exchange gains of $123,000, $96,000 and $428,000 have been recorded as part of operations during 2000, 1999 and 1998, respectively.


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


Classification                                              Expected Useful Life
--------------------------------------------------------------------------------
Computer equipment                                                       3 years
Wheel producing machinery and equipment                            7 to 10 years
Building                                                                30 years

When property and equipment is replaced, retired or disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts. Gains and losses, if any, are recorded in the results of operations for the period. Property and equipment no longer used in operations, which are generally insignificant in amount, are stated at the lower of cost or estimated fair value and are included in other assets.


RESEARCH AND DEVELOPMENT

Research and development costs are charged to expense as incurred. Amounts expended during the three years ended December 31, 2000 were $8,020,000 in 2000, $5,730,000 in 1999 and $4,959,000 in 1998. Research and development costs in 2000 include $2.4 million related to development of the aluminum suspension and related underbody components business.


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

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding for the period of 26,007,000 in 2000, 26,927,000 in 1999 and 27,671,000 in 1998. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding plus the dilutive effect of our outstanding stock options ("common stock equivalents"), or 26,255,000 in 2000, 27,056,000 in 1999 and 27,818,000 in 1998.


NEW ACCOUNTING STANDARDS

In 1998, the Financial Accounting Standards Board issued Statements of Financial Accounting Standard No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132"), No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 was later amended, delaying implementation until fiscal periods beginning after June 15, 2000. Implementation of the disclosure requirements of FAS 132 did not have, nor do we anticipate the adoption of FAS 133 in the first quarter of fiscal year 2001 to have, a material effect on our consolidated financial statements.


2. BUSINESS SEGMENT

We manufacture motor vehicle parts and accessories for sale on normal, generally unsecured trade terms to original equipment manufacturers (OEMs) and the automotive aftermarket, primarily in North America, on an integrated one-segment basis.


3. ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows:


December 31,                                         2000                    1999
---------------------------------------------------------------------------------
Trade receivables                             $63,528,000            $ 86,481,000
Due from joint venture                          6,091,000               8,764,000
Other receivables                              20,389,000              13,155,000
---------------------------------------------------------------------------------
                                               90,008,000             108,400,000
Allowance for doubtful accounts                (1,286,000)             (1,368,000)
---------------------------------------------------------------------------------
    Total                                     $88,722,000            $107,032,000
=================================================================================

The following percentages of our consolidated net sales were made to General Motors Corporation and Ford Motor Company: 2000, 46.0 percent and 43.9 percent; 1999, 46.8 percent and 39.8 percent; 1998, 43.5 percent and 41.3 percent, respectively. These two customers represented 94 percent and 91 percent of trade receivables at December 31, 2000 and 1999, respectively.


4. INVENTORIES

The components of inventories are as follows:


December 31,                                         2000                    1999
---------------------------------------------------------------------------------
Raw materials                                 $17,971,000             $10,748,000
Work in process                                12,746,000              10,908,000
Finished goods                                 25,623,000              17,832,000
---------------------------------------------------------------------------------
                                              $56,340,000             $39,488,000
=================================================================================

5. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:


December 31,                                                           2000             1999
--------------------------------------------------------------------------------------------
Land and buildings                                             $ 53,792,000     $ 51,180,000
Machinery and equipment                                         328,477,000      306,641,000
Leasehold improvements and other                                  6,223,000        4,472,000
Construction in progress                                         76,272,000       26,135,000
--------------------------------------------------------------------------------------------
                                                                464,764,000      388,428,000

Less-- Accumulated depreciation and amortization                246,051,000      225,315,000
--------------------------------------------------------------------------------------------
                                                               $218,713,000     $163,113,000
============================================================================================

Included in property, plant and equipment at December 31, 2000 and 1999, were buildings and equipment held under capital leases of $5,360,000, with accumulated depreciation of $3,875,000 and $3,674,000, respectively.


6. LONG-TERM ASSETS

Long-term assets at December 31, 2000 and 1999 include investments in and advances to our 50 percent owned joint ventures, totaling $16,818,000 and $21,737,000, respectively. In 1995, we entered into a joint venture with Otto Fuchs Metallwerke KG, a German manufacturing company, to form Suoftec Metal Products Production and Distribution Ltd. ("Suoftec") to manufacture cast and forged aluminum wheels for the European automobile industry.

Initial manufacture and sale of forged aluminum wheels began in early 1997 and cast aluminum wheels in mid 1998. Suoftec reported sales of $51.9 million in 2000 and $35.7 million in 1999. These sales are not included in our consolidated sales, but our 50 percent share of Suoftec's operating results are included in other income. These results were losses of $2.0 million in 2000 and $2.1 million in 1999, due principally to the start-up of the cast aluminum wheel process in those years.

We also have interests in affordable housing limited partnerships, which provide favorable income tax benefits generally over a fifteen-year period. These investments totaled $4,411,000 and $4,904,000 at December 31, 2000 and 1999, respectively. We believe that these amounts represent the best estimate of fair value of these investments.


7. BORROWING ARRANGEMENTS

We maintain line of credit facilities under which we may borrow up to $25,000,000 on an uncommitted, unsecured basis at rates generally below prime. We had no short-term borrowings during 2000 or 1999.

Our capitalized leases are summarized as follows:


December 31,                                                                               2000         1999
------------------------------------------------------------------------------------------------------------
Capitalized lease obligations, payable in installments through 2001,
    with a weighted average interest rate of 11.3%                                     $340,000     $673,000

Less-- Current portion                                                                  340,000      333,000
------------------------------------------------------------------------------------------------------------
                                                                                       $     --     $340,000
============================================================================================================

8. TAXES ON INCOME

The provision (credit) for income taxes is comprised of the following components:


Years Ended December 31,                                     2000                1999                   1998
------------------------------------------------------------------------------------------------------------
CURRENT TAXES
    Federal                                           $35,379,000         $37,284,000            $23,759,000
    State                                               3,445,000           4,134,000              3,189,000
    Foreign                                             1,087,000             320,000              4,206,000
------------------------------------------------------------------------------------------------------------
                                                       39,911,000          41,738,000             31,154,000
DEFERRED TAXES
    Federal                                             2,180,000          (3,088,000)            (1,582,000)
    State                                                  77,000            (493,000)              (272,000)
    Foreign                                               405,000            (447,000)              (818,000)
------------------------------------------------------------------------------------------------------------
                                                        2,662,000          (4,028,000)            (2,672,000)

                                                      $42,573,000         $37,710,000            $28,482,000
==============================================================================================================


Income tax payments were $48,633,000 in 2000, $39,796,000 in 1999 and
$29,907,000 in 1998.

Summarized below is the reconciliation of the statutory United States federal income tax rate to our effective income tax rate. The changes in the "other, net" category were due primarily to increased commission benefits from our Foreign Sales Corporation.


Years Ended December 31,                                                       2000        1999        1998
-----------------------------------------------------------------------------------------------------------
Statutory rate                                                                35.00%      35.00%      35.00%
State tax provisions, net of federal income tax benefit                        1.87        2.18        2.35
Federal tax credits                                                           (1.79)      (1.16)      (2.32)
Foreign income taxed at rates other than the statutory rate                    1.00       (0.66)       0.28
Other, net                                                                    (1.33)      (0.61)      (0.06)
-----------------------------------------------------------------------------------------------------------
Effective income tax rate                                                     34.75%      34.75%      35.25%
===========================================================================================================


Significant components of our deferred tax assets and liabilities are as follows:


December 31,                                                                           2000            1999
-----------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS
    Foreign currency translation adjustments                                    $11,890,000     $ 8,900,000
    Accruals not currently deductible                                             6,258,000       5,405,000
    Deferred compensation                                                         4,510,000       5,289,000
    State taxes expensed currently, deductible in following year                    367,000       1,093,000
-----------------------------------------------------------------------------------------------------------
                                                                                 23,025,000      20,687,000
-----------------------------------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES
    Differences between book and tax basis of property, plant and equipment      14,411,000      14,359,000
    Differences between financial and tax accounting associated with
       foreign operations                                                         8,498,000       6,011,000
    Other                                                                           468,000         878,000
-----------------------------------------------------------------------------------------------------------
                                                                                 23,377,000      21,248,000
-----------------------------------------------------------------------------------------------------------
    Net deferred tax liability                                                  $   352,000     $   561,000
===========================================================================================================

9. LEASES AND RELATED PARTIES

We lease certain land, facilities and equipment under long-term operating leases expiring at various dates through 2005. The terms of certain equipment leases require scheduled rent increases at specified intervals which are not dependent on the occurrence of any future events. Total lease expense for all operating leases amounted to $1,122,000 in 2000, $1,050,000 in 1999 and $2,256,000 in
1998.

Our corporate office and certain manufacturing facilities are leased from Louis
L. Borick, President, and Juanita A. Borick, under both capital and operating leases. The operating lease, which expires in November 2001, has two option periods of ten years each. The annual lease payment is $1,232,000, including $392,000 for the capital lease portion. Future minimum payments to the Borick's through 2001 are $786,000 for the operating lease and $359,000, including interest, for the capital lease. In addition, another facility is leased under short-term lease arrangements from a related entity owned by Steven J. Borick, Executive Vice President, and two other Borick children. Total lease payments to the Borick's and the related entity were $1,524,000 in 2000, $1,524,000 in 1999 and $1,598,000 in 1998.

We believe the related party transactions described above were fair to the Company and could have been obtained on similar terms from an unaffiliated third party.

Future minimum payments under all leases are summarized as follows:


                                                    Operating            Capital
Years Ended December 31,                               Leases              Lease
--------------------------------------------------------------------------------
2001                                               $1,162,000           $359,000
2002                                                  685,000                 --
2003                                                  189,000                 --
2004                                                   61,000                 --
2005                                                    5,000                 --
Thereafter                                                 --                 --
--------------------------------------------------------------------------------
                                                    2,102,000            359,000
Amounts representing interest                              --             19,000
--------------------------------------------------------------------------------
                                                   $2,102,000           $340,000
================================================================================


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

The components of cost for this retirement plan are as follows:


Years Ended December 31,                      2000           1999           1998
--------------------------------------------------------------------------------
Service cost                             $ 328,000      $ 302,000      $ 276,000
Interest cost                              432,000        432,000        509,000
Net amortization                            55,000         55,000         55,000
Other unrecognized (gain) or loss         (815,000)      (103,000)            --
--------------------------------------------------------------------------------
    Net cost                             $      --      $ 686,000      $ 840,000
================================================================================

A schedule reconciling the projected benefit obligation with recorded plan liability follows:


December 31,                                                                      2000                     1999
---------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
    Vested benefit obligation                                              $ 4,078,000              $ 4,294,000
===============================================================================================================
    Accumulated benefit obligation                                         $ 6,041,000              $ 6,503,000
===============================================================================================================
Projected benefit obligation                                               $ 6,596,000              $ 7,078,000
Unrecognized prior service cost                                                (55,000)                (110,000)
Other unrecognized experience losses                                          (500,000)                (465,000)
---------------------------------------------------------------------------------------------------------------
Recorded liability                                                         $ 6,041,000              $ 6,503,000
===============================================================================================================

Actuarial assumptions for the retirement plan for 2000 and 1999 include 7.0 percent and 6.5 percent for the assumed discount rate and 3.5 percent and 4.0 percent for the assumed rate of average future compensation increases, respectively.

We also have a contributory employee retirement savings plan covering substantially all of our employees. The employer contribution is determined at the discretion of the Company and totaled $2,468,000, $2,529,000 and $2,923,000 for 2000, 1999 and 1998, respectively.

We also have a deferred compensation agreement with our President under which we have agreed to pay certain amounts annually subsequent to retirement. For accounting purposes, the present value of such payments has been charged to expense. These charges totaled $2,000, $850,000 and $117,000 for 2000, 1999 and 1998, respectively.


11. LIABILITIES

The components of accrued expenses and other long-term liabilities are as follows:


December 31,                                                                      2000                     1999
---------------------------------------------------------------------------------------------------------------
ACCRUED EXPENSES
Payroll and related benefits                                               $14,920,000              $14,922,000
Insurance reserves                                                           5,606,000                4,674,000
Taxes, other than income tax                                                 4,474,000                3,044,000
Interest and dividends                                                       2,584,000                2,375,000
Operating lease                                                                     --                1,473,000
Income taxes                                                                        --                8,408,000
Other                                                                        4,323,000                6,164,000
---------------------------------------------------------------------------------------------------------------
    Total accrued liabilities                                              $31,907,000              $41,060,000
===============================================================================================================

OTHER LONG-TERM
Executive retirement and deferred compensation plan                        $12,155,000              $12,474,000
Other                                                                          400,000                  789,000
---------------------------------------------------------------------------------------------------------------
    Total other long-term liabilities                                      $12,555,000              $13,263,000
===============================================================================================================

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

When market conditions warrant, we will enter into contracts to purchase certain commodities used in the manufacture of our products. Any such commodities are expected to be purchased and used over a reasonable period of time, in the normal course of business. At December 31, 2000, we had outstanding letters of credit of approximately $4.7 million.


13. STOCK OPTIONS

We have a stock option plan that authorizes us to issue incentive and non-qualified stock options to our directors, officers and key employees totaling up to 3,700,000 shares of common stock. Shares available for future grants under these plans totaled 151,238 at December 31, 2000. Options are generally granted at not less than fair market value on the date of grant and expire no later than ten years after the date of grant. Options granted generally vest ratably over a four year period. When options are exercised, proceeds from the sale of stock under option are credited to common stock at par value, with amounts in excess of par value credited to additional paid-in capital.

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


Years Ended December 31,                                 2000                     1999                      1998
----------------------------------------------------------------------------------------------------------------
Reported net income                            $   79,937,000           $   70,808,000           $   52,319,000
Proforma net income                            $   78,453,000           $   69,257,000           $   51,970,000
Reported diluted earnings per share            $         3.04           $         2.62           $         1.88
Proforma diluted earnings per share            $         2.99           $         2.58           $         1.87

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:


Years Ended December 31,                                    2000                     1999                  1998
---------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                     4.9%                     6.5%                  4.8%
Expected dividend yield                                     1.0%                     1.0%                  1.0%
Expected stock price volatility                            31.7%                    31.2%                 29.0%
Expected option lives
    Incentive                                               6.2                      7.3                   7.3
    Non-qualified                                           6.2                      9.4                   9.4

A summary of the status of our stock option plan and changes in outstanding options is presented below:


Years Ended December 31,                      2000                              1999                            1998
-------------------------------------------------------------------------------------------------------------------------------

                                      Shares         Weighted          Shares         Weighted          Shares         Weighted
                                       Under          Average           Under          Average           Under          Average
                                      Option   Exercise Price          Option   Exercise Price          Option   Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning
    of year                      $ 1,701,119       $    24.03       1,491,252         $  23.64       1,238,851        $   22.69
Granted                              271,300            28.05         251,000            25.66         413,400            23.74
Exercised                            (79,495)           15.64         (26,633)           19.69        (158,999)           16.49
Canceled or expired                  (10,750)           25.19         (14,500)           21.19          (2,000)           22.69
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year         1,882,174       $    24.95       1,701,119         $  24.03       1,491,252        $   23.64
===============================================================================================================================
Exercisable at end of year         1,226,674                        1,118,069                        1,010,852
===============================================================================================================================
Weighted-average fair
    value of options granted
    during the year               $    10.35                         $  11.24                        $    9.58


The following table summarizes information about options outstanding at December 31, 2000:

                                       Options      Weighted Average            Weighted          Options            Weighted
                                   Outstanding             Remaining             Average      Exercisable             Average
Range of Exercise Prices           at 12/31/00      Contractual Life      Exercise Price      at 12/31/00      Exercise Price
-----------------------------------------------------------------------------------------------------------------------------
$5.19                                    3,300            0.02 years           $    5.19            3,300           $    5.19
$10.29-$15.09                           44,174            1.18 years               14.11           44,174               14.11
$19.08-$33.50                        1,834,700            5.60 years               25.25        1,179,200               24.80
-----------------------------------------------------------------------------------------------------------------------------
                                     1,882,174            5.48 years           $   24.95        1,226,674           $   24.36
=============================================================================================================================


14. OTHER EXPENSE

Other miscellaneous expense in 2000 includes non-recurring costs of $4.2 million, associated with the start-up of our aluminum suspension and underbody components business and our new state-of-the-art wheel facility in Chihuahua, Mexico. Miscellaneous expense also included $2.0 million and $2.1 million for 2000 and 1999, respectively, representing our share of the operating losses associated with the joint venture wheel facility in Tatabanya, Hungary. During this facility's start-up phase for casting operations, which began in 1998, our share of pre-operating losses totaled $3.8 million.


15. COMPREHENSIVE INCOME

In 1998, we adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), which established new rules for the reporting and display of comprehensive income. Listed below are the components of other comprehensive income (loss) as reflected in the consolidated statements of shareholders' equity.

Years Ended December 31,                                                  2000                 1999                1998
-----------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments                           $(7,211,000)         $ 2,119,000         $(3,077,000)
Unrealized gain on marketable securities                             1,015,000                   --                  --
-----------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                  $(6,196,000)         $ 2,119,000         $(3,077,000)
=======================================================================================================================

16. QUARTERLY FINANCIAL DATA (UNAUDITED)



                                                 First          Second           Third          Fourth           Total
(In Thousands - Except Per Share Amounts)      Quarter         Quarter         Quarter         Quarter            Year
----------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2000
Net Sales                                  $   155,390     $   175,817     $   144,813     $   168,879     $   644,899
Gross Profit                                    32,835          38,508          30,518          40,360         142,221
Net Income                                 $    18,455     $    21,901     $    17,231     $    22,350     $    79,937
Earnings Per Share
    Basic                                  $      0.70     $      0.84     $      0.67     $      0.87     $      3.07
    Diluted                                $      0.70     $      0.83     $      0.66     $      0.85     $      3.04

Dividends Declared Per Share               $      0.09     $      0.10     $      0.10     $      0.10     $      0.39


                                                 First          Second           Third          Fourth           Total
                                               Quarter         Quarter         Quarter         Quarter            Year
----------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999
Net Sales                                  $   136,909     $   155,029     $   131,430     $   148,414     $   571,782
Gross Profit                                    28,651          33,977          26,954          35,936         125,518
Net Income                                 $    15,494     $    19,211     $    14,489     $    21,614     $    70,808
Earnings Per Share
    Basic                                  $      0.57     $      0.71     $      0.54     $      0.81     $      2.63
    Diluted                                $      0.57     $      0.71     $      0.54     $      0.81     $      2.62

Dividends Declared Per Share               $      0.08     $      0.09     $      0.09     $      0.09     $      0.35

STATEMENT OF MANAGEMENT'S FINANCIAL RESPONSIBILITY


TO OUR SHAREHOLDERS:

The management of Superior Industries International, Inc. is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements. The consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States, and include amounts that are based on management's best estimates and judgment.

Management of the Company has established a system of internal accounting controls which provides reasonable assurance that assets are properly safeguarded and accounted for and that transactions are executed in accordance with management's authorization and recorded and reported properly.

The consolidated financial statements have been audited by our independent public accountants, Arthur Andersen LLP, whose unqualified report is presented herein. Their opinion is based on procedures performed in accordance with U.S. generally accepted auditing standards, including tests of the accounting records, obtaining an understanding of internal accounting controls solely for purposes of planning and performing their audits, and such other auditing procedures as they considered necessary in the circumstances to provide them reasonable assurance that the consolidated financial statements are neither materially misleading nor contain material errors.

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




/s/ Louis L. Borick
-------------------------------------------
    Louis L. Borick
President and Chairman of the Board


/s/ R. JEFFREY ORNSTEIN
-------------------------------------------
R. Jeffrey Ornstein
Vice President & CFO


/s/ EMIL J. FANELLI
-------------------------------------------
Emil J. Fanelli
Corporate Controller

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO SUPERIOR INDUSTRIES INTERNATIONAL, INC.:

We have audited the accompanying consolidated balance sheets of Superior Industries International, Inc. (a California corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Industries International, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.



/s/ ARTHUR ANDERSEN LLP
-------------------------------------------
Arthur Andersen LLP
Los Angeles, California
February 12, 2001

CORPORATE INFORMATION




DIRECTORS
Louis L. Borick
President and
Chairman of the Board


Steven J. Borick
Executive Vice President


Sheldon I. Ausman
Valuation Research Corporation
Regional Managing Director


Raymond C. Brown
Retired Senior Vice President


Philip W. Colburn
Allen Telecom, Inc.
Chairman


V. Bond Evans
Alumax Inc.
Retired President and CEO


R. Jeffrey Ornstein
Vice President and CFO


Jack H. Parkinson
Chrysler de Mexico, S.A.
Retired Managing Director



CORPORATE OFFICERS
Louis L. Borick
President and
Chairman of the Board


Steven J. Borick
Executive Vice President


Robert H. Bouskill
Vice President,
Manufacturing Technology


Michael D. Dryden
Vice President,
International Business Development


Emil J. Fanelli
Corporate Controller


James M. Ferguson
Vice President,
OEM Marketing Group


William B. Kelley
Vice President,
Operations and Quality


Daniel L. Levine
Corporate Secretary and Treasurer


Frank Monteleone
Vice President,
Purchasing


R. Jeffrey Ornstein
Vice President and CFO

Michael J. O'Rourke
Vice President,
OEM Program Administration



Delbert J. Schmitz
Vice President,
Aftermarket Marketing



PLANT AND SUBSIDIARY LOCATIONS
Robert D. Bracy
Vice President, Facilities


Van Nuys, California
Bernard J. O'Neil
Corporate Director of Manufacturing


Fayetteville, Arkansas
P.S. Reddy
General Manager


Rogers, Arkansas
David C. Rodgers
General Manager


Pittsburg, Kansas
E. James Conover
General Manager


Johnson City, Tennessee
Ronald C. Rippetoe
General Manager


Superior Industries de Mexico, SA de CV
Gabriel Soto
General Manager


Heber Springs, Arkansas
Craig A. Hoskins
General Manager


West Memphis, Arkansas
Terrence J. Schultz
General Manager



JOINT VENTURES
Suoftec Kft. (Europe)
Otto Fuchs Metallwerke


Topy-Superior Limited (Japan)
Topy Industries Limited



DIVIDEND REINVESTMENT PLAN
TRANSFER AGENT AND REGISTRAR
Information about the Company's Dividend Reinvestment Plan, a convenient and economical method of using the dividend to increase holdings, and any questions about shareholder accounts should be directed to:


Chase Mellon
Shareholder Services
Los Angeles, California
800.356.2017
www.chasemellon.com



ANNUAL MEETING
The annual meeting of Superior Industries
International, Inc. will be held at 10:00 a.m. on May 11, 2001 at the:
Airtel Plaza Hotel
7277 Valjean Avenue
Van Nuys, California



SHAREHOLDER INFORMATION
Form 10K Annual Report to the Securities and Exchange Commission will be sent free of charge to shareholders upon written request to:


R. Jeffrey Ornstein,
Vice President and CFO



CORPORATE OFFICES
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, California 91406
Phone: 818.781.4973
Fax: 818.780.3500
www.supind.com



SHAREHOLDER RELATIONS
818.902.2701
www.supind.com



INVESTOR RELATIONS
Neil G. Berkman Associates
Los Angeles, California
310.277.5162



COUNSEL AND AUDITORS
General Counsel
Irell and Manella LLP



Auditors
Arthur Andersen LLP



                             [SUP LISTED NYSE LOGO]

OUR WORLDWIDE CUSTOMERS


[GM LOGO]                       [FORD LOGO]


[DAIMLER CHRYSLER LOGO]         [NISSAN LOGO]              [AUDI LOGO]


[MITSUBISHI MOTORS LOGO]        [LAND ROVER LOGO]          [ISUZU LOGO]


[VW LOGO]                       [BMW LOGO]                 [MAZDA LOGO]


[TOYOTA LOGO]                   [MG LOGO]                  [ROVER LOGO]

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

                                [PICTURE OF ALUMINUM WHEELS]








[SUPERIOR LOGO]


7800 Woodley Avenue
Van Nuys, CA 91406
ph: 818.781.4973
fax: 818.780.3500
www.supind.com