Form 10-K405, Exhibit 13
period 2001-12-31
SUPERIOR INDUSTRIES INTERNATIONAL INC
filed 2002-03-26
CIK 95552

7800 Woodley Avenue
Van Nuys, CA 91406
ph: 818.781.4973
fax: 818.780.3500
www.supind.com

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

2001 ANNUAL REPORT

Superior Industries International, Inc., headquartered in Van Nuys, California, is one of the world’s largest OEM suppliers of aluminum road wheels and an emerging supplier of aluminum suspension and related underbody components for the automotive industry. Major customers include Ford, General Motors, DaimlerChrysler, BMW,Toyota, Audi, Land Rover, MG Rover, Volkswagen, Mazda, Mitsubishi, Nissan and Isuzu.

The percentage of new cars and light trucks equipped with aluminum wheels now exceeds 55% and continues to increase, reflecting aluminum’s performance and appearance advantages over steel wheels. Because of its light weight and corrosion resistance, aluminum also is gaining share in suspension and related automotive applications, a new market with substantial growth potential.

Superior operates 11 manufacturing facilities employing approximately 6,200 people in the United States, Mexico, and Europe that produce aluminum wheels and components for the major vehicle platforms of the world’s leading automotive companies.

Superior Industries International, Inc.

A Culture of Excellence: At Superior Industries, our goal is to be the best in everything that we do.We have worked hard to create a culture of excellence dedicated to delivering the highest quality aluminum road wheels and suspension components, on time and on budget, in a work environment that fosters opportunities for achievement and personal growth for our employees. Our continued success depends on our ability to live up to this reputation for quality and reliability every day for every customer we serve.

Superior Industries International, Inc.

VICTOR PRECIADO    Casting Foreman    17 Years of Service

Victor’s job is to ensure that casting machines and their operators are working efficiently to produce quality wheels. Among his many critical responsibilities,
Victor continuously monitors casted parts X-rays for possible internal defects, and coordinates mold changes and repairs.

WHEEL BEING EJECTED FROM LOW PRESSURE CASTING MACHINE

WHEELS STAGED FOR PRODUCTION

Superior Industries International, Inc.

RODRIGO AGUAYO    Set-Up/Operator, CNC Lathe and Drill Machines    25 Years of Service

Translating a winning design into a finished wheel requires quality workmanship. Based on sketches, blueprints and technical data, Rodrigo sets up and operates computer numerical control machines (lathes) and machining centers (drills) to cut, drill, mill and bore aluminum pieces to precise specifications.

AUTOMATED TRANSFER FROM MACHINING TO DRILLING

ROBOTIZED MACHINING CELL

Superior Industries International, Inc.

     Our people have the right tools for the job. Our engineering teams are equipped with the latest computer-aided design technologies. All of our manufacturing facilities were built to Superior’s own exacting specifications that incorporate the lessons we have learned over our many years in the business and millions of wheels of experience. Our highly automated plants share common production technologies, and our employees know how to work effectively with flexible production schedules. All of this translates into maximum efficiency from

Superior Industries International, Inc.

product design to manufacturing to shipping.

     High quality people build high quality products. Continuous employee training and development is the key to achieving our ambitious growth objectives. We are working hard to create a spirit of teamwork and dedication at Superior based on responsibility, communication and mutual respect. We have established a culture of excellence that supports and rewards our employees for their effort and contribution to Superior’s success.

     Superior’s “triangle of excellence” training and

Superior Industries International, Inc.

LORENZO VELA    Primer Room Operator    30 Years of Service

The appearance advantage of aluminum wheels is a key growth driver for Superior.
Proper finishing is crucial. Lorenzo sets up and operates our automated paint systems, including masking, monitoring atmospheric conditions, and verifying the temperature of paint curing ovens to produce a flawless finish.

PRE-TREATED WHEELS MOVING TO AUTOMATED PAINTING PROCESS

AUTOMATED HORIZONTAL PAINTING PROCESS

Superior Industries International, Inc.

ANDREW NAGY    Project Engineer    5 Years of Service

It all starts with the right design. Andrew designs and develops new wheel styles that satisfy the customer and can be delivered on time and on budget. He uses the latest engineering computer technology to create models, develops tests to ensure the new design meets customer specifications, coordinates fabrication of prototypes, and works with other departments to resolve engineering issues.

COMPUTER AIDED DESIGN LAYOUT

FINITE ELEMENT ANALYSIS FOR STRESS CHARACTERISTICS

Superior Industries International, Inc.

development program, introduced several years ago, challenges all of our employees to be first in productivity, first in teamwork, and first in quality. Our on-the-job training programs sharpen existing skills and lay the foundation for new skills and responsibilities. We have launched formal internal monitoring programs, supported by regular meetings with workers and plant managers, to ensure that the benefits of best practices in one of our plants are shared throughout our company. We never stop learning how to do our jobs better.

Superior Industries International, Inc.

     We believe that we can foster Superior’s growth by providing opportunities for our people to develop new skills and advance their careers. We believe that we can build value for our shareholders by encouraging our employees to find new ways to enhance efficiency, productivity, and the quality of the work experience. We believe that we can enhance Superior’s leadership in the global automotive industry by embracing change – in technology, in our relationships with our customers, and in the work environment for our employees.

Superior Industries International, Inc.

JOHN GOLDSON    Supervisor, Environmental/Chemical Test Laboratories    17 Years of Service

John supervises and coordinates quality functions and the testing of paint and coating processes. He has ultimate responsibility for maintaining the high quality of
Superior’s products through inspection and testing of raw materials and in-process products, as well as coating and finishing processes.

ACCELERATED CORROSION TEST SIMULATION

SIMULATED WEATHERING TEST IN ENVIRONMENTAL LABORATORY

Superior Industries International, Inc.

JOHN PHAM    CMM Technician    19 Years of Service

Meeting our customers’ specifications is a cornerstone of Superior’s success. John creates and maintains our advanced Coordinate Measuring Machine (CMM)
inspection operating programs for dimensional verification of wheels, molds, resin models and tooling to ensure conformity with customer requirements.

PART UNDERGOING CMM INSPECTION

COMPUTERIZED COORDINATE MEASUREMENT (CMM) OF CRITICAL DIMENSIONS

Superior Industries International, Inc.

Financial Highlights

Years Ended December 31,	2001	2000	1999	1998	1997

INCOME STATEMENT (000’S)
Net Sales	$643,395	$644,899	$571,782	$539,431	$549,131
Gross Profit	105,355	142,221	125,518	100,104	108,170
Net Income	$55,354	$79,937	$70,808	$52,319	$55,389

BALANCE SHEET (000’S)
Current Assets	$280,271	$245,579	$263,740	$235,886	$199,846
Current Liabilities	71,137	75,022	86,847	91,111	65,415
Working Capital	209,134	170,557	176,893	144,775	134,431
Total Assets	540,838	491,664	460,468	427,430	382,679
Long-Term Debt	—	—	340	673	1,344
Shareholders’ Equity	$448,741	$399,319	$353,086	$312,034	$287,416

FINANCIAL RATIOS
Current Ratio	3.9:1	3.3:1	3.0:1	2.6:1	3.1:1
Long-term Debt/Total Capitalization	0.0%	0.0%	0.1%	0.2%	0.5%
Return on Average Shareholders’ Equity	13.1%	21.3%	21.3%	17.5%	20.6%

SHARE DATA
Earnings – Basic	$2.14	$3.07	$2.63	$1.89	$1.97
Earnings – Diluted	$2.10	$3.04	$2.62	$1.88	$1.96
Shareholders’ Equity at Year-End	$17.30	$15.45	$13.35	$11.42	$10.30
Dividends Declared	$0.43	$0.39	$0.35	$0.31	$0.27

Superior Industries International, Inc.

Letter to Shareholders

Superior faced significant challenges in 2001. The global recession caused production slowdowns and unexpected plant shutdowns by some of our major OEM automotive customers. Energy costs spiked. We also absorbed significant start-up costs and heavy capital investments related to our global aluminum wheel capacity expansion program and the construction of our dedicated manufacturing facility for the emerging suspension components business.

     Superior’s team met every challenge. We responded aggressively to the economic slowdown by adjusting our work force, minimizing overtime, implementing a variety of energy conservation measures, and reducing discretionary spending. We completed our capacity expansion program, a significant undertaking that was funded entirely from internal sources. Superior’s debt-free, cash-rich balance sheet and strong cash flow gave us an important competitive advantage as we adjusted to the changing business environment.

     By pulling together during this period of industry weakness, our team enhanced Superior’s competitive position. Our market share continued to expand with important new contract wins in our aluminum wheel business, including the establishment of an unprecedented long-term supply agreement with General Motors. Our expansion program will increase Superior’s aluminum wheel manufacturing capacity by 25%, and insures that we will continue to provide the best products and service in our industry. We also made initial shipments of our first production aluminum suspension components during 2001, and moved forward in our design, engineering and marketing programs to support the growth of this new business.

     This total team effort helped us to achieve solid profitability in a difficult environment, and set the stage for renewed growth as our industry recovers. Superior’s culture of excellence, financial strength and global capabilities will support our continued success in the years to come.

     FINANCIAL RESULTS

Net income for 2001 was $55,354,000, or $2.10 per diluted share. Results for the year included the write-off of nonrecurring start-up and pre-production costs of $9,700,000 related to the launch of Superior’s new aluminum suspension components business and our new, second wheel manufacturing facility in Chihuahua, Mexico. Net income also included $3,877,000 of profit from our joint venture in Hungary. For 2000, net income was $79,937,000, or $3.04 per diluted share, which included non-recurring start-up and pre-production costs related to our capacity expansion program of $4,200,000.

     Unit shipments for 2001 increased 1% to a new record, and exceeded 12,000,000 units for the second straight year. Revenue was $643,395,000, down slightly from revenue of $644,899,000 for 2000.

     In addition to the impact of costs associated with our capacity expansion program, the decline in net income for 2001 compared to 2000 also reflected lower factory utilization rates, which reduced gross margin for the year. Sudden major OEM plant shutdowns significantly affected gross margin. Ford Motor Company, a major customer, reported a 31% year over year drop in production in the third quarter. In addition, gross margin was reduced by higher energy and aluminum costs.

     As part of our continuing effort to maximize shareholder value, Superior has repurchased 4,392,500 shares of its common stock since 1995, including 64,505 shares repurchased during 2001. Approximately 3,600,000 shares remain for repurchase under the March 2000 Board of Directors’ authorization. In addition, the Board of Directors approved a 10% increase in Superior’s quarterly cash dividend to $0.11 per share, marking the eighteenth consecutive year of dividend increases.

     GM MILESTONES

Superior Industries was named a 2001 General Motors Supplier of the Year for superior performance in quality, service, technology and price. We are gratified by this prestigious award, which reflects our team’s total commitment to designing and manufacturing the highest quality aluminum road wheels, on time and on budget.

     GM also honored Superior by choosing us to supply wheels for multiple GM vehicle lines over the next several years. This unprecedented contract is a milestone for Superior that allows us to work closely with GM on multiple vehicle lines for an extended period of time. It will provide us with longer term stability and greater participation in the product design and manufacturing process, which will ultimately lead to lower costs for GM. Over the years we have helped GM develop winning products that create a sense of passion in consumers around the world. We look forward to building our relationship in the future.

     MORE WHEEL SUPPLY CONTRACTS

Superior continues to win important new and replacement aluminum wheel supply contracts. 2001 was a hallmark year both for new customers and major new programs. Superior was selected to supply chrome plated and bright polished wheels for the 2002

Superior Industries International, Inc.

and 2003 Chrysler PT Cruiser, the latest expansion of our growing relationship with DaimlerChrysler. We also won new or replacement supply programs for the Dodge Ram and Toyota Camry, as well as the Chevrolet Avalanche and Buick Rendezvous.

     Superior was honored to win the wheel supply contract for the all-new 2002 Ford Thunderbird, a highly visible and important program for Ford. All of us at Superior are proud that Ford placed its confidence in us to supply aluminum wheels for this eagerly anticipated new model. We will manufacture three unique wheels for the T-Bird, including two chrome plated styles, primarily at our facility in Fayetteville, Arkansas. We also are enjoying continued success with the newly redesigned Ford Explorer wheel program.

     SUSPENSION COMPONENTS

After years of hard work and major investments in a new plant, new manufacturing technologies and equipment, and new design, marketing and production teams, we are proud that in 2001 we began commercial production of aluminum suspension components at our dedicated suspension components facility in Heber Springs, Arkansas. Our first products are the front and rear upper control arm assemblies for the all-new 2002 Cadillac CTS, one of the most significant new models from Cadillac in many years.

     We are climbing the learning curve in our components business. It’s a business that shares many of the disciplines of our wheel business, including engineering know-how and volume aluminum manufacturing process controls, and knowing how to interact effectively with the quality, engineering and purchasing teams within our OEM customers’ organizations. There are new challenges as well, such as the more complex manufacturing process inherent in assembling products that incorporate purchased components, where we must rely on others to supply quality, on-time parts, and the complexities of structural analysis that differs in many ways from that involved in wheels.

     We are meeting these challenges. Our team is already performing to the high standards we expect at Superior Industries. We have booked additional components business that we expect to begin shipping in 2002, and we are aggressively seeking to expand this operation. We continue to believe that aluminum suspension components market represents a significant long-term growth opportunity.

      THE ROAD AHEAD

In a difficult year for the automotive industry, Superior set a new record for unit wheel shipments, continued to expand market share with many significant program wins, entered a significant new growth market with the launch of commercial production of aluminum suspension components, and completed an ambitious capacity expansion program. We congratulate all of our employees for these impressive accomplishments.

     We enter 2002 with a strong book of orders, expanded manufacturing capacity, state-of-the-art technology at all of our facilities, and a seasoned team of employees dedicated to continuing to provide the highest quality products to our customers around the world. We are ready to continue our success in the new year.

     We thank our customers, shareholders and employees for their confidence and support.

Sincerely,

Louis L. Borick President and Chairman of the Board

Steven J. Borick Executive Vice President

Superior Industries International, Inc.

Superior Industries International, Inc.

Quarterly Common Stock Price Information ($)

	2001		2000		1999

	High	Low	High	Low	High	Low

First Quarter	37.35	30.00	31.68	23.50	28.50	23.31
Second Quarter	40.60	33.59	33.50	25.75	27.00	22.81
Third Quarter	44.62	29.40	33.25	26.25	28.43	25.87
Fourth Quarter	43.01	33.04	35.31	30.06	29.06	24.62

Our common stock is traded on the New York Stock Exchange (symbol: SUP). We had approximately 878 shareholders of record and 25.9 million shares outstanding as of January 31, 2002.

www.supind.com

Superior Industries International, Inc.

Management’s Discussion and Analysis of Financial Condition

     RESULTS OF OPERATIONS

     Sales

(In Thousands) Years Ended December 31,	2001	2000	1999

Net Sales	$643,395	$644,899	$571,782

Unit shipments of aluminum road wheels to the automobile manufacturers in 2001 increased less than 1 percent over the record annual level set a year ago. Original equipment manufacturer (OEM) sales increased at a similar rate to $637.9 million in 2001 compared to $634.5 million in 2000. During 2001, average selling prices were reduced by a decrease in the pass-through price of aluminum to our customers of approximately 4 percent, which was offset by a similar increase due to a shift in mix to larger wheels. Net sales of our aftermarket product lines decreased 47.7 percent to $5.5 million in 2001. This was due principally to the discontinuance of certain product lines and to the continued consolidation of customers in that industry.

The slight increase in OEM aluminum wheel unit shipments in 2001 compares favorably to a decrease of 10.0 percent in North American automotive production of passenger cars and light trucks, indicating further market share gains in 2001. Based on Ward’s Automotive Yearbook 2000, an auto industry publication, aluminum wheel installation rates on automobiles and light trucks in the U.S. rose to 55 percent for the 2000 model year. Aluminum wheel installation rates have steadily increased since the mid-1980’s, when this rate was only 10 percent.

Net sales in 2000 increased $73.1 million, or 12.8 percent, to $644.9 million compared to $571.8 million in 1999. OEM sales increased $83.5 million, or 15.2 percent, to a new record level of $634.5 million on a unit shipment increase of 7.8 percent. Sales dollars in 2000 increased at a greater rate than unit shipments due principally to both a higher pass-through price of aluminum to our customers and to a shift in mix to larger wheels.

     Gross Margin

Years Ended December 31,	2001	2000	1999

Gross Profit Margin	16.4%	22.1%	22.0%

During 2001, gross profit margin decreased to 16.4 percent of net sales compared to 22.1 percent in 2000. Factors impacting gross margin included a reduced demand for higher margin chrome-plated and polished wheels, lower utilization rates of our manufacturing facilities resulting in lower absorption of fixed costs associated with capacity increases during the year, and higher energy and aluminum costs.

Manufacturing facility utilization rates were impacted by several sudden and major OEM plant shutdowns during the year, particularly Ford Motor Company, one of our major customers. Additionally, our second aluminum wheel manufacturing facility in Chihuahua, Mexico, which had been included in pre-production costs through September 30, 2001, was included in gross profit beginning in the fourth quarter of 2001. This facility is expected to operate below capacity and have a negative impact on gross margins until more capacity is utilized.

The cost of aluminum is a significant component in the overall cost of a wheel. Additionally, the aluminum content of selling prices to OEM customers is adjusted periodically to current market conditions based upon market price changes during specific pricing periods. Theoretically, if selling price adjustments and purchase prices move at the same rate, as the price of aluminum increases, the effect is to decrease the overall gross margin percentage, since the gross profit in absolute dollars would be the same. The opposite would then be true in periods during which the price of aluminum decreases.

However, since the pricing periods during which selling price adjustments are calculated differ for each of our customers and the selling price changes are fixed for various periods, our selling price adjustments may not entirely offset the increases or decreases experienced in our aluminum purchase prices. This is especially true during periods of frequent increases or decreases in the mar-

Superior Industries International, Inc.

ket price of aluminum, and when as much as half of our aluminum purchases can be via fixed purchase agreements. Accordingly, our gross profit is subject to fluctuations, since the change in the aluminum content of selling prices does not necessarily match the change in the aluminum purchase price during the period being reported.

Other factors impacting our gross margin percentage are the continued pricing pressure from our customers and increasing industry-wide competition. While we have ongoing programs to reduce costs and, in the past, have been successful in substantially mitigating these pricing pressures, it is becoming increasingly difficult to do so without impacting margins. We will continue to aggressively implement cost savings strategies to meet customer pricing expectations and industry-wide competition in order to maintain margins. However, the impact of these factors in the future on our financial position and results of operations can not be predicted.

During 2000, the gross profit margin was virtually unchanged from 1999 at 22.1 percent of net sales. Higher utilization rates in our plants during 2000 improved our gross profit margin due to higher absorption of fixed costs during the period. However, this was offset by a higher pass-through price of aluminum, which had a negative impact on the gross margin rate.

     Selling, General and Administrative Expenses

(In Thousands) Years Ended December 31,	2001	2000	1999

Selling, General and Administrative Expenses	$19,567	$20,716	$20,310

As a result of our continued focus on cost controls, selling, general and administrative expenses decreased slightly to 3.0 percent of net sales in 2001, compared to 3.2 percent in 2000 and 3.6 percent in 1999.

     Start-up and Pre-production Costs

Initial start-up costs associated with our aluminum components business in Heber Springs, Arkansas totaled $6.7 million in 2001 compared to $2.4 million in 2000 and $0.4 million in 1999. Although we began shipping our first component products in late 2001, we expect that this operation will remain in “start-up” phase at least through the end of 2002.

Also included in this cost category for the first nine months of 2001 were the initial pre-production costs of our second aluminum wheel facility in Chihuahua, Mexico, which totaled $3.0 million compared to $1.8 million in 2000.

     Interest Income

In 2001, interest income decreased to $4.0 million from $7.4 million in 2000, as the average rate of return on cash invested decreased to 3.9 percent from 6.5 percent a year ago and cash available for investment during the year averaged $10.7 million lower than the prior year. Interest income in 2000 increased to $7.4 million from $5.6 million in 1999, as the average rate of return increased to 6.5 percent and the cash generated during the year averaged $3.9 million higher than the prior year.

     Equity Earnings (Losses) of Joint Ventures

Our share of the profits of our 50 percent owned joint venture aluminum wheel manufacturing operation in Hungary amounted to $3.9 million in 2001. Our share of this joint venture’s operating losses in 2000 and 1999 totaled $2.0 million and $2.1 million, respectively. The improvement in profitability in 2001 was due principally to an approximately 44 percent increase in production, which increased the plant utilization rate substantially, and to implementation of manufacturing cost controls.

     Effective Income Tax Rate

The consolidated tax rate in 2001 decreased to 34.25 percent of pretax income from 34.75 percent in 2000 and 1999. The reduced tax rate was due primarily to lower state tax provisions and increased federal tax credits being partially offset by an increase in foreign income, which is taxed at rates other than the U.S. statutory rate.

Superior Industries International, Inc.

     Risk Management

We are subject to various risks and uncertainties in the ordinary course of business due, in part, to the competitive nature of the industry in which we operate, to changing commodity prices for the materials used in the manufacture of our products, and to development of new products, such as our aluminum suspension and related underbody components.

We have foreign operations in Mexico and Hungary that on occasion require the transfer of funds denominated in their respective functional currencies — the Mexican peso and the German deutsche mark (DM). Our primary risk exposure relating to derivative financial instruments results from the periodic use of foreign currency forward contracts to offset the impact of currency rate fluctuations with regard to foreign denominated receivables, payables or purchase obligations. At December 31, 2001, we held open foreign currency (DM) forward contracts totaling $20.2 million, with an unrealized gain of $0.6 million. In 2000, we held open foreign currency (DM) forward contracts totaling $5.7 million with an unrealized gain of $0.4 million.

When market conditions warrant, we will also enter into contracts to purchase certain commodities used in the manufacture of our products, such as aluminum, natural gas, electricity and environmental emission credits. Any such commodity commitments are expected to be purchased and used over a reasonable period of time in the normal course of business. We currently have several purchase agreements for the delivery of aluminum and natural gas over the next three years. The contract value of these purchase commitments, which have not been hedged, approximates $330 million. The majority of these purchase commitments is for aluminum, which represents approximately 40 percent of our estimated aluminum requirements over the next three years. The fair value of these agreements approximates $303 million at December 31, 2001. We do not hold or purchase any aluminum or natural gas forward contracts for trading purposes.

     Euro Currency

On January 1, 1999, eleven of fifteen member countries of the European Union (“EU”) established fixed conversion rates between their existing currencies and the EU’s common currency, the “euro”. During a transition period from January 1, 1999 to June 30, 2002, non-cash transactions may be denominated in either euro or the existing currencies of the EU participants. Euro currency will not be issued until January 1, 2002, and on June 30, 2002, all national currencies of the EU participant’s countries will become obsolete.

We have evaluated the potential impact of the euro on our joint venture in Hungary, with the functional currency the German deutsche mark, and the impact on exchange costs and currency exchange rate risks. The conversion to the euro is not expected to have a material impact on our operations or financial position. The joint venture’s business operating software has been upgraded, and we expect the system to be euro compliant by the mandatory conversion date.

     Forward-Looking Statement

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the company. We may from time to time make written or oral statements that are “forward-looking,” including statements contained in this report and other filings with the Securities and Exchange Commission and reports to our shareholders. These statements may, for example, express expectations or projections about future actions that we may anticipate but, due to developments beyond our control, do not materialize.

A wide range of factors could materially affect our future development and performance, including the following:

•	Changes in U.S., global or regional economic conditions, which may affect automobile sales;

•	Increased competitive pressures, both domestic and international, which may, among other things, affect our performance;

•	Legal and regulatory developments that may affect our ability to produce products at a competitive price;

•	Adverse weather conditions or natural disasters, such as earthquakes and hurricanes, which may, among other things, impair production at our manufacturing facilities;

•	Our ability to attract or retain key employees to operate our manufacturing facilities and corporate office;

•	Success of our strategic and operating plans to properly direct the company;

Superior Industries International, Inc.

•	International, political and military developments that may affect automobile production and sales; and,

•	Rapid changes in commodity prices of the materials used in our products.

This list of factors that may affect future performance and the accuracy of forward-looking statements is by no means complete. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

     Critical Accounting Policies

In response to the SEC’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policy,” we identified the most critical accounting principles upon which our financial position depends. We determined the critical principles by considering accounting policies that involve the most complex or objective decisions or assessments. We identified our most critical accounting policies to be related to risk management, revenue recognition, inventory valuation and commodity contracts. We state these accounting policies in the notes to the consolidated financial statements and at relevant sections in this management’s discussion and analysis.

     Inflation

Inflation has not had a material impact on our results of operations or financial condition for the three years ended December 31, 2001. We believe that purchase commitments and the majority of our customer contracts are structured to minimize the impact of changes caused by inflation.

     Financial Condition, Liquidity and Capital Resources

(In Thousands) At December 31,	2001	2000

Total Assets	$540,838	$491,664

Total assets at the end of 2001 increased $49.2 million, or 10.0 percent from 2000, due principally to increases in cash, accounts receivable and net fixed assets of $13.3 million, $13.4 million and $9.5 million, respectively. The fixed asset increase was due to the completion of several major capital expansion projects during 2001, including our new wheel plant in Chihuahua, Mexico.

(In Thousands) At December 31,	2001	2000

Total Liabilities	$92,097	$92,345

Total liabilities stayed virtually the same from 2000 to 2001, at $92.1 million. Increases totaling $12.2 million in accrued expenses and long-term deferred income taxes, were offset by a similar decrease in accounts payable, due principally to the timing of payments to several major vendors.

(In Thousands) At December 31,	2001	2000

Total Shareholders’ Equity	$448,741	$399,319

Shareholders’ equity was increased by net income of $55.4 million and reduced by the repurchases of common stock of $2.1 million and cash dividends declared of $11.1 million. The balance of the change in shareholders’ equity is represented by foreign currency translation adjustments, unrealized gains on securities and proceeds from the exercise of our stock options.

(In Thousands) Years Ended December 31,	2001	2000

Net cash provided by operating activities	$59,263	$95,654

Cash provided by operating activities decreased $36.4 million to $59.3 million in 2001 from $95.7 million in 2000, due principally to the decrease in net income of $24.6 million and various changes in working capital components. The $59.3 million cash

Superior Industries International, Inc.

flow from operating activities was used to repurchase our common stock and to pay cash dividends, totaling $2.1 million and $10.9 million, respectively, and for capital expenditures of $37.2 million. Capital expenditures in 2001 included the completion of our second state-of-the-art facility in Chihuahua, Mexico, a major expansion of our Heber Springs, Arkansas facility for the manufacture of suspension and related components, and expansions and ongoing improvements of other existing facilities.

Over the past thirteen years, we have expended approximately $500 million for new plant and expansion programs. The majority of the expansion financing came from internally generated cash flow, to construct and expand our world-class road wheel facilities and to continuously improve all manufacturing plants. In 2002, expenditures will be incurred for continuing to add facilities to our automotive components business, expansion of one of our existing wheel plants and normal facility maintenance and other ongoing improvements to our existing wheel plants. We anticipate funding these plans from internally generated cash flow and, to the extent necessary, from existing cash and equivalents.

During 2001, the value of the Mexican peso experienced a 5 percent increase versus the U.S. dollar, as a result of the Mexican economy continuing in a period of relative stability. Since 1990, the Mexican Peso has repeatedly experienced periods of relative stability followed by periods of major decline in value. The impact of these declines in value relative to our wholly owned subsidiary, Superior Industries de Mexico, SA de CV, has resulted in a cumulative unrealized translation loss of $13.0 million, net of taxes, which has been charged directly to other comprehensive income (loss) in shareholders’ equity. The Mexico facilities currently represent approximately 12 percent of our total net sales.

Our financial condition remains extremely sound, with strong sales and net income during a downturn in the economy. After the completion of our two new facilities, the new state-of-the-art facility in Chihuahua, Mexico and a major expansion of our Heber Springs, Arkansas facility for the manufacture of suspension and related components, our working capital increased to $209.1 million from $170.6 million in 2000, a $38.5 million increase. The current ratio increased to 3.9:1 from 3.3:1 a year ago. With our strong balance sheet, which includes $106.8 million in cash, we are well positioned to take full advantage of new and complimentary business opportunities, to expand international markets and to withstand the current downturns in the economy.

During 2001, our Board of Directors announced a 10 percent increase in the quarterly cash dividend, representing the eighteenth consecutive year of dividend increases. We anticipate continuing the policy of paying dividends, which is contingent upon various factors, including economic and market conditions, none of which can be accurately predicted.

Superior Industries International, Inc.

Consolidated Statements of Income

Years Ended December 31,	2001	2000	1999

NET SALES	$643,395,000	$644,899,000	$571,782,000
Cost of Sales	538,040,000	502,678,000	446,264,000

GROSS PROFIT	105,355,000	142,221,000	125,518,000
Selling, general and administrative expenses	19,567,000	20,716,000	20,310,000
Start-up and pre-production costs	9,682,000	4,231,000	436,000

INCOME FROM OPERATIONS	76,106,000	117,274,000	104,772,000
Interest income	4,048,000	7,386,000	5,580,000
Equity earnings (losses) of joint ventures	3,941,000	(2,068,000)	(2,096,000)
Other income (expense)	94,000	(82,000)	262,000

INCOME BEFORE INCOME TAXES	84,189,000	122,510,000	108,518,000
Income taxes	28,835,000	42,573,000	37,710,000

NET INCOME	$55,354,000	$79,937,000	$70,808,000

EARNINGS PER SHARE — BASIC	$2.14	$3.07	$2.63

EARNINGS PER SHARE — DILUTED	$2.10	$3.04	$2.62

See notes to consolidated financial statements.

Superior Industries International, Inc.

Consolidated Balance Sheets

As of December 31,	2001	2000

ASSETS
Current assets
Cash and equivalents	$106,839,000	$93,503,000
Accounts receivable, net	102,171,000	88,722,000
Inventories, net	60,843,000	56,340,000
Deferred income taxes	4,603,000	4,416,000
Other current assets	5,815,000	2,598,000

Total current assets	280,271,000	245,579,000
Property, plant and equipment, net	228,181,000	218,713,000
Long-term assets	32,386,000	27,372,000

	$540,838,000	$491,664,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$30,654,000	$42,775,000
Accrued expenses	40,483,000	32,247,000

Total current liabilities	71,137,000	75,022,000
Other long-term liabilities	12,180,000	12,555,000
Deferred income taxes	8,780,000	4,768,000
Commitments and contingent liabilities	—	—
Shareholders’ equity
Preferred stock, par value $25.00, 1,000,000 shares authorized, none issued	—	—
Common stock, par value $.50, 100,000,000 shares authorized	12,966,000	12,920,000
Accumulated other comprehensive (loss)	(18,268,000)	(21,310,000)
Additional paid-in-capital	2,124,000	—
Retained earnings	451,919,000	407,709,000

Total shareholders’ equity	448,741,000	399,319,000

	$540,838,000	$491,664,000

See notes to consolidated financial statements.

Superior Industries International, Inc.

Consolidated Statements of Shareholders’ Equity

	Common Stock
			Additional		Accumulated Other
	Number of		Paid-In	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income (Loss)	Total

BALANCES AT DECEMBER 31, 1998	27,312,086	$13,656,000	$—	$315,611,000	$(17,233,000)	$312,034,000
Comprehensive income:
Net income	—	—	—	70,808,000	—	70,808,000
Other comprehensive income	—	—	—	—	2,119,000	2,119,000
Comprehensive income	—	—	—	—	—	72,927,000
Stock options exercised, including related tax benefit	26,633	13,000	578,000	—	—	591,000
Repurchases of common stock	(884,500)	(442,000)	(578,000)	(21,803,000)	—	(22,823,000)
Cash dividends declared ($.35 per share)	—	—	—	(9,643,000)	—	(9,643,000)

BALANCES AT DECEMBER 31, 1999	26,454,219	13,227,000	—	354,973,000	(15,114,000)	353,086,000
Comprehensive income:
Net income	—	—	—	79,937,000	—	79,937,000
Other comprehensive loss	—	—	—	—	(6,196,000)	(6,196,000)
Comprehensive income	—	—	—	—	—	73,741,000
Stock options exercised, including related tax benefit	79,495	40,000	1,506,000	—	—	1,546,000
Repurchases of common stock	(693,600)	(347,000)	(1,506,000)	(17,126,000)	—	(18,979,000)
Cash dividends declared ($.39 per share)	—	—	—	(10,075,000)	—	(10,075,000)

BALANCES AT DECEMBER 31, 2000	25,840,114	12,920,000	—	407,709,000	(21,310,000)	399,319,000
Comprehensive income:
Net income	—	—	—	55,354,000	—	55,354,000
Other comprehensive income	—	—	—	—	3,042,000	3,042,000
Comprehensive income						58,396,000
Stock options exercised, including related tax benefit	157,072	78,000	4,235,000	—	—	4,313,000
Repurchases of common stock	(64,505)	(32,000)	(2,111,000)	—	—	(2,143,000)
Cash dividends declared ($.43 per share)	—	—	—	(11,144,000)	—	(11,144,000)

BALANCES AT DECEMBER 31, 2001	25,932,681	$12,966,000	$2,124,000	$451,919,000	$(18,268,000)	$448,741,000

Superior Industries International, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31,	2001	2000	1999

NET INCOME	$55,354,000	$79,937,000	$70,808,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,388,000	26,920,000	28,523,000
Equity (earnings) losses of joint ventures	(3,941,000)	2,068,000	2,096,000
Deferred income taxes	3,825,000	(209,000)	(3,491,000)
Other non cash items	(723,000)	(102,000)	944,000
Changes in operating assets and liabilities:
Accounts receivable	(13,449,000)	18,310,000	(6,278,000)
Inventories	(4,503,000)	(16,852,000)	1,945,000
Other assets	(1,159,000)	(3,386,000)	59,000
Accounts payable	(12,121,000)	(2,679,000)	(12,253,000)
Other liabilities	7,592,000	(8,353,000)	4,724,000

NET CASH PROVIDED BY OPERATING ACTIVITIES	59,263,000	95,654,000	87,077,000

Cash flows from investing activities:
Additions to property, plant and equipment	(37,222,000)	(82,032,000)	(33,029,000)
Investment in and advances to joint ventures	—	(1,739,000)	39,000
Proceeds from sales of property, plant and equipment	—	248,000	172,000
Proceeds from sales of investments	—	930,000	—
Purchases of investments	—	—	(1,000,000)

NET CASH USED IN INVESTING ACTIVITIES	(37,222,000)	(82,593,000)	(33,818,000)

Cash flows from financing activities:
Repurchases of common stock	(2,143,000)	(18,979,000)	(22,823,000)
Cash dividends paid	(10,875,000)	(9,866,000)	(9,179,000)
Stock options exercised	4,313,000	1,546,000	591,000
Payments of long-term debt	—	(340,000)	(333,000)

NET CASH USED IN FINANCING ACTIVITIES	(8,705,000)	(27,639,000)	(31,744,000)

Net increase (decrease) in cash and equivalents	13,336,000	(14,578,000)	21,515,000
Cash and equivalents at beginning of year	93,503,000	108,081,000	86,566,000

Cash and equivalents at end of year	$106,839,000	$93,503,000	$108,081,000

See notes to consolidated financial statements.

Superior Industries International, Inc.

Notes to Consolidated Financial Statements

     NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business Description

Our principal business is the design and manufacture of motor vehicle parts, primarily aluminum wheels and aluminum suspension and related underbody components for the domestic and international original equipment manufacturer (OEM) markets. We maintain both domestic and foreign manufacturing facilities, including wholly owned subsidiaries in Mexico and a 50 percent owned joint venture manufacturing facility in Hungary.

     Principles of Consolidation

These consolidated financial statements include the account balances of all subsidiaries, after elimination of all significant inter-company accounts and transactions. Investments in 50 percent owned joint ventures are accounted for using the equity method. Accordingly, our share of the joint ventures’ operating results is included in the consolidated statements of income. Our investment in the joint ventures is included in long-term assets in the consolidated balance sheets.

     Revenue Recognition

Sales of products and any related costs are recognized when title transfers to the purchaser, generally upon shipment. Project development revenues for wheel development and initial tooling are recognized as such costs are incurred.

     Use of Estimates

We have made a number of estimates and assumptions related to the reporting of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles in the United States of America. Generally, assets and liabilities which are subject to estimation and judgement include the allowance for doubtful accounts, inventory valuation reserves, depreciation and amortization of long lived assets, self-insurance accruals, and income taxes. While actual results could differ, we believe such estimates to be reasonable.

     Fiscal Year End

Our fiscal year is the 52 or 53 week period ending on the last Sunday of the calendar year. The fiscal year 2001 comprises the 52-week period ended on Sunday, December 30, 2001. Fiscal years 2000 and 1999 comprise the 53 and 52 week periods ended on December 31, 2000 and December 26, 1999, respectively. For clarity of presentation in the consolidated financial statements, all fiscal years are shown to begin as of January 1 and end as of December 31.

     Fair Value of Financial Instruments

Our financial instruments recorded on the balance sheet include cash and equivalents, accounts and notes receivable, long-term investments and accounts payable. Due to their nature, the carrying amount of cash and equivalents, accounts and notes receivable and accounts payable approximates fair value. Fair value of our long-term investments and purchase commitments is discussed in Note 6 and Note 11, respectively, to the consolidated financial statements.

Cash and Equivalents

Cash and equivalents generally consist of cash and certificates of deposit with original maturities of three months or less. Certificates of deposit at December 31, 2001 and 2000 totaled $670,000 and $650,000, respectively. At times through the year, cash balances held at financial institutions were in excess of federally insured limits.

Superior Industries International, Inc.

     Marketable Securities

Marketable securities are carried at the lower of cost or market, with any unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity, as reflected in Note 14 to the consolidated financial statements. These securities, which generally consist of U.S. government agency securities, corporate bonds, money market financial instruments, common and preferred stocks, are all considered “available-for-sale.”

     Foreign Currency Translation

Foreign currency asset and liability accounts are translated using the exchange rates in effect at the end of the accounting period. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity, as reflected in Note 14 to the consolidated financial statements. Foreign exchange gains or (losses) of ($549,000), ($123,000) and $96,000 have been recorded as part of other income or expense during 2001, 2000 and 1999, respectively.

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

Classification	Expected Useful Life

Computer Equipment	3 years
Wheel Producing Machinery and Equipment	7 to 10 years
Buildings	30 years

When property and equipment is replaced, retired or disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts. Property and equipment no longer used in operations, which are generally insignificant in amount, are stated at the lower of cost or estimated fair value and are included in other assets. Gains and losses, if any, are recorded in other income or expense in the period of disposition or write down.

     Research and Development

Research and development costs, which are charged to expense as incurred, were $14,061,000 in 2001, $8,020,000 in 2000 and $5,730,000 in 1999. The increased research and development costs in 2001 and 2000 versus 1999, were principally related to development of the aluminum suspension and related underbody components business.

     Income Taxes

Income taxes are accounted for using the method pursuant to Statement of Financial Accounting Standards No. 109,“Accounting for Income Taxes” (“FAS 109”). FAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period of enactment. Provision is made for U.S. income taxes on undistributed earnings of international subsidiaries and 50 percent owned joint ventures, unless such future earnings are considered permanently reinvested. Tax credits are accounted for as a reduction of the provision for income taxes in the period in which the credits arise.

Superior Industries International, Inc.

     Stock-Based Compensation

We have elected to follow Accounting Principles Board Opinion No. 25,“Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations in accounting for our employee stock options. Under APB 25, because the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123,“Accounting for Stock-Based Compensation” (“FAS 123”), as reflected in Note 12 to the consolidated financial statements.

     Earnings Per Share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding for the period of 25,885,000 in 2001, 26,007,000 in 2000 and 26,927,000 in 1999. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding plus the dilutive effect of our outstanding stock options (“common stock equivalents”), or 26,361,000 in 2001, 26,255,000 in 2000 and 27,056,000 in 1999.

     New Accounting Standards

Effective January 1, 2001, we adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 133,“Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), as amended by Statement of Accounting Standards No. 138 (“FAS 138”). FAS 133 and FAS 138 define the types of derivatives that should be included on the balance sheet at fair value. The only such derivative into which we enter is a hedge of foreign currency cash flow exposure related to wheel purchases from our 50 percent owned joint venture in Hungary. Changes in the derivative fair values that are designated as cash flow hedges are deferred and recorded on the balance sheet as a component of other comprehensive income until the hedged transactions occur and are recognized in income. At December 31, 2001, we held forward contracts in German deutsche marks totaling $20.2 million, with an unrealized gain of $0.6 million, compared to forward contracts totaling $5.7 million and an unrealized gain of $0.4 million a year ago. We also enter into contracts to purchase certain commodities used in the manufacture of our products, such as aluminum, natural gas, electricity and environmental emission credits. Such contracts are considered normal purchases as the commodities are physically delivered and, therefore, are not accounted for as a derivative, pursuant to FAS 133. See Note 11 to the consolidated financial statements.

In July 2001, the FASB issued Statements of Financial Accounting Standards No. 141,“Business Combinations” (“FAS 141”), and No. 142,“Goodwill and Other Intangible Assets” (“FAS 142”). They also issued Statements of Financial Accounting Standards No. 143,“Accounting for Obligations Associated with the Retirement of Long-Lived Assets” (“FAS 143”) and No. 144,“Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”), in August and October, respectively. FAS 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method. FAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangibles. FAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated cost. FAS 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including the disposal of a segment of business. We do not anticipate the adoption of these new accounting standards to have a material effect on our consolidated financial statements.

     Financial Presentation

Certain prior year amounts have been reclassified to conform with the 2001 financial statement presentation.

     NOTE 2. BUSINESS SEGMENT

We manufacture motor vehicle parts and accessories for sale on normal, generally unsecured trade terms to OEMs and the automotive aftermarket, primarily in North America, on an integrated one-segment basis.

Superior Industries International, Inc.

     NOTE 3. ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows:

December 31,	2001	2000

Trade receivables	$79,686,000	$63,528,000
Project development receivables	17,049,000	17,794,000
Due from joint venture	3,642,000	6,091,000
Other receivables	3,090,000	2,595,000

	103,467,000	90,008,000
Allowance for doubtful accounts	(1,296,000)	(1,286,000)

Total	$102,171,000	$88,722,000

The following percentages of our consolidated net sales were made to General Motors Corporation and Ford Motor Company: 2001, 46.6 percent and 42.2 percent; 2000, 46.0 percent and 43.9 percent; 1999, 46.8 percent and 39.8 percent, respectively. These two customers represented 84.8 percent and 94.5 percent of trade receivables at December 31, 2001 and 2000, respectively.

     NOTE 4. INVENTORIES

The components of inventories are as follows:

December 31,	2001	2000

Raw materials	$18,158,000	$17,971,000
Work in process	15,980,000	12,746,000
Finished goods	26,705,000	25,623,000

	$60,843,000	$56,340,000

     NOTE 5. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

December 31,	2001	2000

Land and buildings	$70,397,000	$53,792,000
Machinery and equipment	371,017,000	328,477,000
Leasehold improvements and other	6,229,000	6,223,000
Construction in progress	44,702,000	76,272,000

	492,345,000	464,764,000
Less — Accumulated depreciation and amortization	264,164,000	246,051,000

	$228,181,000	$218,713,000

     NOTE 6. LONG-TERM ASSETS

Long-term assets at December 31, 2001 and 2000 include investments in and advances to our 50 percent owned joint ventures, totaling $20,359,000 and $16,818,000, respectively. In 1995, we entered into a joint venture with Otto Fuchs Metallwerke KG, a German manufacturing company, to form Suoftec Metal Products Production and Distribution Ltd. (“Suoftec”) in Hungary

Superior Industries International, Inc.

manufacture cast and forged aluminum wheels for the European automobile industry. Initial manufacture and sale of forged aluminum wheels began in early 1997 and cast aluminum wheels in mid 1998.

Included below are summary income statements and balance sheets for Suoftec, which is 50 percent owned and, therefore, not consolidated but accounted for using the equity method.

Summary Income Statement — Years Ended November 30,	2001	2000

Net sales	$79,557,000	$51,946,000
Costs and expenses	69,418,000	53,937,000
Interest expense, net	1,809,000	1,952,000

Income (loss)	8,330,000	(3,943,000)

Superior’s share of income (loss)	$4,165,000	$(1,971,000)

Summary Balance Sheet — At November 30,	2001	2000

Current assets	$25,933,000	$19,389,000
Non-current assets	40,248,000	41,302,000

Total assets	66,181,000	60,691,000

Current liabilities	7,678,000	5,435,000
Non-current liabilities	26,495,000	31,038,000

Total liabilities	34,173,000	36,473,000

Net assets	$32,008,000	$24,218,000

Superior’s share of net assets	$16,004,000	$12,109,000

We also have investments in affordable housing limited partnerships, which provide favorable income tax benefits, generally over a fifteen-year period. These investments totaled $3,918,000 and $4,411,000 at December 31, 2001 and 2000, respectively. We believe that these amounts represent a reasonable estimate of the fair value of these investments.

     NOTE 7. TAXES ON INCOME

The provision (credit) for income taxes is comprised of the following components:

Years Ended December 31,	2001	2000	1999

CURRENT TAXES
Federal	$23,771,000	$35,379,000	$37,284,000
State	1,617,000	3,445,000	4,134,000
Foreign	785,000	1,087,000	320,000

	26,173,000	39,911,000	41,738,000
DEFERRED TAXES
Federal	531,000	2,180,000	(3,088,000)
State	(55,000)	77,000	(493,000)
Foreign	2,186,000	405,000	(447,000)

	2,662,000	2,662,000	(4,028,000)

	$28,835,000	$42,573,000	$37,710,000

Superior Industries International, Inc.

Income tax payments were $21,509,000 in 2001, $48,633,000 in 2000 and $39,796,000 in 1999.

The reconciliation of the statutory United States federal income tax rate to our effective income tax rate is as follows:

Years Ended December 31,	2001	2000	1999

Statutory rate	35.00%	35.00%	35.00%
State tax provisions, net of federal income tax benefit	1.20	1.87	2.18
Federal tax credits	(2.16)	(1.79)	(1.16)
Foreign income taxed at rates other than the statutory rate	1.48	1.00	(0.66)
Other, net	(1.27)	(1.33)	(0.61)

Effective income tax rate	34.25%	34.75%	34.75%

Significant components of our deferred tax assets and liabilities are as follows:

December 31,	2001	2000

DEFERRED TAX ASSETS
Foreign currency translation adjustments	$10,220,000	$11,890,000
Accruals not currently deductible	6,370,000	6,258,000
Deferred compensation	4,362,000	4,510,000
State taxes expensed currently, deductible in the following year	351,000	367,000

	21,303,000	23,025,000

DEFERRED TAX LIABILITIES
Differences between book and tax basis of property, plant and equipment	14,425,000	14,411,000
Differences between financial and tax accounting associated with foreign operations	10,684,000	8,498,000
Other	371,000	468,000

	25,480,000	23,377,000

Net deferred tax liability	$4,177,000	$352,000

     NOTE 8. LEASES AND RELATED PARTIES

We lease certain land, facilities and equipment under long-term operating leases expiring at various dates through 2005. Total lease expense for all operating leases amounted to $2,245,000 in 2001, $2,254,000 in 2000 and $2,182,000 in 1999.

Our corporate office and certain manufacturing facilities are leased from Louis L. Borick, President, and Juanita A. Borick, under an operating lease which expires in June 2002 and has two option periods of ten years each. The current annual lease payment is $1,233,000. We believe that an option to extend the lease for an additional ten years will be exercised by June 2002. The lease agreement requires rental increases every five years based upon the change in a specific Consumer Price Index. The last such adjustment was as of July 1, 1997. We are currently estimating the rental increase as of July 1, 2002, to be in the range of 12 to 15 percent. In addition, another facility is leased under short-term lease arrangements from a related entity owned by Steven J. Borick, Executive Vice President, and two other Borick children. Total lease payments to these related entities were $1,524,000 per year for 2001, 2000 and 1999.

Superior Industries International, Inc.

We believe the related party transactions described above were fair to the company and could have been obtained on similar terms from an unaffiliated third party.

Future minimum payments under all leases are summarized as follows:

Years Ended December 31,	Operating Leases

2002	$1,439,000
2003	653,000
2004	390,000
2005	194,000
2006	71,000
Thereafter	58,000

$2,805,000

     NOTE 9. RETIREMENT PLANS

We have an unfunded supplemental executive retirement plan covering our directors, officers and other key members of management. We purchase key-man life insurance policies on each of the participants to provide for future liabilities. Subject to certain vesting requirements, the plan provides for a benefit, based on final average compensation, which becomes payable on the employee’s death or upon retirement.

The components of net periodic pension cost for this retirement plan are as follows:

Years Ended December 31,	2001	2000	1999

Service cost	$356,000	$328,000	$302,000
Interest cost	598,000	608,000	614,000
Net amortization	55,000	55,000	55,000

Net periodic pension cost	$1,009,000	$991,000	$971,000

A schedule reconciling the projected benefit obligation follows:

December 31,	2001	2000

Beginning projected benefit obligation	$8,792,000	$8,138,000
Net periodic pension cost	1,009,000	991,000
Benefit payments	(355,000)	(337,000)

Ending projected benefit obligation	$9,446,000	$8,792,000

Actuarial assumptions for the retirement plan for 2001 and 2000 include 7.0 percent for the assumed discount rate and 3.5 percent for the assumed rate of average future compensation increases for both years.

Superior Industries International, Inc.

We also have a contributory employee retirement savings plan covering substantially all of our employees. The employer contribution is determined at the discretion of the company and totaled $2,939,000, $2,468,000 and $2,529,000 for 2001, 2000 and 1999, respectively.

We also have a deferred compensation agreement with our President under which we have agreed to pay certain amounts annually subsequent to retirement. For accounting purposes, the present value of such payments has been charged to expense. There was no expense for the deferred compensation agreement in 2001 and total expense for 2000 and 1999 was $2,000 and $850,000, respectively.

     NOTE 10. LIABILITIES

The components of accrued expenses and other long-term liabilities are as follows:

December 31,	2001	2000

ACCRUED EXPENSES
Payroll and related benefits	$16,116,000	$14,920,000
Insurance reserves	5,769,000	5,606,000
Income taxes	4,341,000	—
Taxes, other than income tax	4,000,000	4,474,000
Dividends	2,854,000	2,584,000
Other	7,403,000	4,663,000

Total accrued expenses	$40,483,000	$32,247,000

OTHER LONG-TERM
Executive retirement and deferred compensation plans	$11,792,000	$12,155,000
Other	388,000	400,000

Total other long-term liabilities	$12,180,000	$12,555,000

     NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES

We are party to various legal and environmental proceedings incidental to our business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against us. Based on facts now known, we believe all such matters are adequately provided for, covered by insurance or, if not so covered or provided for, are without merit, or involve such amounts that would not materially adversely affect our consolidated results of operations, cash flows or financial position.

When market conditions warrant, we will also enter into contracts to purchase certain commodities used in the manufacture of our products, such as aluminum, natural gas, electricity and environmental emission credits. Any such commodity commitments are expected to be purchased and used over a reasonable period of time in the normal course of business. We currently have several purchase agreements for the delivery of aluminum and natural gas over the next three years. The contract value of these purchase commitments, which have not been hedged, approximates $330 million. The majority of these purchase commitments is for aluminum, which represents approximately 40 percent of our estimated aluminum requirements over the next three years. The fair value of these agreements approximates $303 million at December 31, 2001. We do not hold or purchase any aluminum or natural gas forward contracts for trading purposes.

Superior Industries International, Inc.

At December 31, 2001 and 2000, we had outstanding letters of credit of approximately $4.4 million and $4.7 million, respectively. We maintain line of credit facilities under which we may borrow up to $25.0 million on an uncommitted, unsecured basis at rates generally below prime.

     NOTE 12. STOCK OPTIONS

We have a stock option plan that authorizes us to issue incentive and non-qualified stock options to our directors, officers and key employees totaling up to 4,200,000 shares of common stock. Shares available for future grants under these plans totaled 227,513 at December 31, 2001. Options are generally granted at not less than fair market value on the date of grant and expire no later than ten years after the date of grant. Options granted generally vest ratably over a four year period. When options are exercised, proceeds from the sale of stock under option are credited to common stock at par value, with amounts in excess of par value and related income tax benefits credited to additional paid-in capital. Such income tax benefits totaled $1,002,000 in 2001, $302,000 in 2000 and $54,000 in 1999.

We have adopted the disclosure-only requirements of Statement of Financial Accounting Standards No. 123,“Accounting for Stock-Based Compensation” (“FAS 123”). Therefore, the following information is presented in accordance with the provisions of that Statement.

If we had elected to recognize compensation cost based on the fair value of options granted as prescribed by FAS 123, net income and earnings per diluted share would have been reduced to the proforma amounts indicated below.

Years ended December 31,	2001	2000	1999

Reported net income	$55,354,000	$79,937,000	$70,808,000
Proforma net income	$53,494,000	$78,453,000	$69,257,000
Reported diluted earnings per share	$2.10	$3.04	$2.62
Proforma diluted earnings per share	$2.03	$2.99	$2.58

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Years ended December 31,	2001	2000	1999

Risk-free interest rate	4.6%	4.9%	6.5%
Expected dividend yield	1.0%	1.0%	1.0%
Expected stock price volatility	32.7%	31.7%	31.2%
Expected option lives
Incentive	6.1	6.2	7.3
Non-qualified	6.1	6.2	9.4

Superior Industries International, Inc.

A summary of the status of our stock option plan and changes in outstanding options is presented below:

Years Ended December 31,	2001		2000		1999

	Shares	Weighted	Shares	Weighted	Shares	Weighted
	Under	Average	Under	Average	Under	Average
	Option	Exercise Price	Option	Exercise Price	Option	Exercise Price

Outstanding at beginning of year	1,881,424	$24.95	1,701,119	$24.03	1,491,252	$23.64
Granted	439,600	29.67	271,550	28.05	251,000	25.66
Exercised	(157,072)	21.09	(79,495)	15.64	(26,633)	19.69
Canceled or expired	(15,125)	26.49	(11,750)	25.19	(14,500)	21.19

Outstanding at end of year	2,148,827	$26.19	1,881,424	$24.95	1,701,119	$24.03

Exercisable at end of year	1,312,590		1,226,674		1,118,069

Weighted-average fair value of options granted during the year	$10.89		$10.35		$11.24

     The following table summarizes information about options outstanding at December 31, 2001:

	Options	Weighted Average	Weighted	Options	Weighted
	Outstanding	Remaining	Average	Exercisable	Average
Range of Exercise Prices	at 12/31/01	Contractual Life	Exercise Price	at 12/31/01	Exercise Price

$15.09 - $24.81	262,439	5.07 years	$21.57	216,364	$21.54
$25.42 - $25.42	750,000	1.19 years	25.42	750,000	25.42
$25.56 - $40.04	1,136,388	8.54 years	27.77	346,226	26.13

	2,148,827	5.55 years	$26.19	1,312,590	$24.97

     NOTE 13. START-UP AND PRE-PRODUCTION COSTS

Initial start-up costs associated with our aluminum components business in Heber Springs, Arkansas totaled $6.7 million in 2001 compared to $2.4 million in 2000 and $0.4 million in 1999. Also included in this cost category were the initial pre-production costs of our second aluminum wheel facility in Chihuahua, Mexico, which totaled $3.0 million for the first nine months of 2001 compared to $1.8 million in 2000. The results of operation of this facility were included in gross profit beginning in the fourth quarter of 2001.

Superior Industries International, Inc.

     NOTE 14. COMPREHENSIVE INCOME

In 1998, we adopted Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“FAS 130”), which established new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on our net income or shareholders’ equity. Listed below are the components of other comprehensive income (loss) as reflected in the consolidated statements of shareholders’ equity.

Years Ended December 31,	2001	2000	1999

Foreign currency translation adjustments	$2,706,000	$(7,211,000)	$2,119,000
Unrealized gain (loss) on marketable securities	(290,000)	1,015,000	—
Unrealized gain on forward foreign currency contracts	626,000	—	—

Other comprehensive income (loss)	$3,042,000	$(6,196,000)	$2,119,000

     NOTE 15. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First	Second	Third	Fourth	Total
(In Thousands - Except Per Share Amounts)	Quarter	Quarter	Quarter	Quarter	Year

DECEMBER 31, 2001
Net Sales	$166,093	$161,907	$146,417	$168,978	$643,395
Gross Profit	29,889	24,833	22,419	28,214	105,355
Net Income	$15,957	$13,356	$10,708	$15,333	$55,354
Earnings Per Share
Basic	$0.62	$0.52	$0.41	$0.59	$2.14
Diluted	$0.61	$0.51	$0.41	$0.58	$2.10
Dividends Declared Per Share	$0.10	$0.11	$0.11	$0.11	$0.43

	First	Second	Third	Fourth	Total
	Quarter	Quarter	Quarter	Quarter	Year

DECEMBER 31, 2000
Net Sales	$155,390	$175,817	$144,813	$168,879	$644,899
Gross Profit	32,835	38,508	30,518	40,360	142,221
Net Income	$18,455	$21,901	$17,231	$22,350	$79,937
Earnings Per Share
Basic	$0.70	$0.84	$0.67	$0.87	$3.07
Diluted	$0.70	$0.83	$0.66	$0.85	$3.04
Dividends Declared Per Share	$0.09	$0.10	$0.10	$0.10	$0.39

Superior Industries International, Inc.

Statement of Management’s Financial Responsibility

TO OUR SHAREHOLDERS:

The management of Superior Industries International, Inc. is responsible for the preparation of the consolidated financial statements and other financial information contained in this Annual Report. This responsibility includes maintaining the integrity and objectivity of the financial reports and the presentation of the company’s financial statements in accordance with generally accepted accounting principles in the United States of America, including amounts that are based on management’s best estimates and judgment.

Management of the company has established a system of internal accounting controls which provides reasonable assurance that assets are properly safeguarded and accounted for and that transactions are executed in accordance with management’s authorization and recorded and reported properly. Management believes that the internal control system meets these objectives.

Our independent public accountants, whose unqualified reports are presented herein, have audited the consolidated financial statements. Their opinions are based on procedures performed in accordance with auditing standards generally accepted in the United States, including tests of the accounting records and internal accounting controls, and such other auditing procedures as they consider necessary in the circumstances to provide them reasonable assurance that the consolidated financial statements are neither materially misleading nor contain material errors.

The Audit Committee of the Board of Directors, consisting solely of outside Directors, performs an oversight role related to financial reporting. The Committee meets jointly and separately with the independent public accountants, internal auditor and management to review and discuss the scope and major findings of the independent accountants’ examination, the results of internal audit reviews, and financial results and reports. Both the independent public accountants and the internal auditor have free access to the Audit Committee at any time.

Louis L. Borick
President and Chairman of the Board

R. Jeffrey Ornstein
Vice President & CFO

Emil J. Fanelli
Vice President, Corporate Controller

Superior Industries International, Inc.

Report of Independent Accountants

THE BOARD OF DIRECTORS AND SHAREHOLDERS
SUPERIOR INDUSTRIES INTERNATIONAL, INC.

In our opinion, the accompanying consolidated balance sheet as of December 31, 2001 and the related consolidated statements of income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Superior Industries International, Inc. and its subsidiaries at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Los Angeles, California
February 8, 2002

Superior Industries International, Inc.

Report of Independent Public Accountants

TO SUPERIOR INDUSTRIES INTERNATIONAL, INC.:

We have audited the accompanying consolidated balance sheet of Superior Industries International, Inc. (a California corporation) and subsidiaries as of December 31, 2000, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Industries International, Inc. and its subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
Los Angeles, California
February 12, 2001

Superior Industries International, Inc.

Corporate Information

DIRECTORS
Louis L. Borick
President and Chairman of the Board

Steven J. Borick
Executive Vice President

Sheldon I. Ausman
Cambridge Capital Partners

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
Vice President,
Corporate Controller

James M. Ferguson
Vice President,
OEM Marketing Group

William B. Kelley
Vice President,
Operations and Quality

Daniel L. Levine
Corporate Secretary and Treasurer	Frank Monteleone
Vice President, Purchasing

R. Jeffrey Ornstein
Vice President and CFO

Michael J. O’Rourke
Vice President,
OEM Program Administration

Delbert J. Schmitz
Vice President,
Aftermarket Marketing

PLANT AND SUBSIDIARY LOCATIONS
Robert D. Bracy
Vice President,
Facilities

Van Nuys, California
Bernard J. O’Neil
Corporate Director of Manufacturing

Fayetteville, Arkansas
P.S. Reddy
General Manager

Rogers, Arkansas
David C. Rodgers
General Manager

Pittsburg, Kansas
E. James Conover
General Manager

Johnson City, Tennessee
Ronald C. Rippetoe
General Manager

Superior Industries de Mexico,
SA de CV
Gabriel Soto
General Manager

Heber Springs, Arkansas
Craig A. Hoskins
General Manager

AFTERMARKET ACCESSORIES DIVISION
Donald W. Youngblood
President

JOINT VENTURES
Suoftec Kft. (Europe)
Otto Fuchs Metallwerke

Topy-Superior Limited (Japan)
Topy Industries Limited
DIVIDEND REINVESTMENT PLAN
TRANSFER AGENT AND REGISTRAR

Information about the Company’s Dividend Reinvestment Plan, a convenient and economical method of using the dividend to increase holdings, and any questions about shareholder accounts should be directed to:

Registrar and Transfer Company
Cranford, New Jersey 07016
800.368.5948 www.rtco.com

ANNUAL MEETING

The annual meeting of Superior Industries International, Inc. will be held at 10:00 a.m. on May 10, 2002 at the: Airtel Plaza Hotel 7277 Valjean Avenue Van Nuys, California

SHAREHOLDER INFORMATION

Form 10K Annual Report to the Securities and Exchange Commission will be sent free of charge to shareholders upon written request to:

R. Jeffrey Ornstein,
Vice President and CFO

CORPORATE OFFICES

Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, California 91406
Phone: 818.781.4973
Fax: 818.780.3500
www.supind.com

SHAREHOLDER RELATIONS

818.902.2701
www.supind.com

INVESTOR RELATIONS

Neil G. Berkman Associates
Los Angeles, California
310.277.5162

COUNSEL AND AUDITORS

General Counsel
Irell and Manella LLP

Auditors
PricewaterhouseCoopers LLP

Certain statements included in this Annual Report which are not historical in nature are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements regarding the Company’s future performance and financial results are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements due to a variety of factors. Factors that may impact such forward looking statements include, among others, changes in the condition of the industry, changes in general economic conditions and the success of the Company’s strategic and operating plans.