Form 10-K, Exhibit 13
period 2002-12-31
SUPERIOR INDUSTRIES INTERNATIONAL INC
filed 2003-03-28
CIK 95552

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

2002 ANNUAL REPORT

SUPERIOR INDUSTRIES INTERNATIONAL, INC. 2002 ANNUAL REPORT

$539
$572
$645
$643
$783
98
99
00
01
02

NET SALES
(IN MILLIONS)

$1.88
$2.62
$3.04
$2.10
$2.91
98
99
00
01
02

EARNINGS PER SHARE
(IN DOLLARS)

$11.42
$13.35
$15.44
$17.30
$19.96
98
99
00
01
02

BOOK VALUE PER SHARE
(IN DOLLARS)

$312
$353
$399
$449
$530
98
99
00
01
02

SHAREHOLDERS' EQUITY
(IN MILLIONS)

10.1
11.2
12.1
12.1
14.8
98
99
00
01
02

OEM UNIT SALES
(IN MILLIONS)

51%
54%
55%
57%
59%
98
99
00
01
02

MARKET GROWTH
(OEM ALUMINUM WHEELS)

NET SALES (IN MILLIONS)
EARNINGS PER SHARE (IN MILLIONS)
BOOK VALUE PER SHARE (IN MILLIONS)
SHAREHOLDERS’ EQUITY (IN MILLIONS)
OEM UNIT SALES (IN MILLIONS)
MARKET GROWTH (DEM ALUMMINUM WHEELS)

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Superior Industries International, Inc., headquartered in Van Nuys, California, is one of the world’s largest OEM suppliers of aluminum road wheels and an emerging supplier of aluminum suspension and related underbody components for the automotive industry. Major customers include Ford, General Motors, DaimlerChrysler, Audi, BMW, Isuzu, Land Rover, Mazda, MG Rover, Mitsubishi, Nissan, Subaru, Toyota, and Volkswagen.

Reflecting aluminum’s performance and appearance advantages over steel wheels, more than 59% of new cars and light trucks currently are equipped with aluminum wheels. This percentage continues to increase. Because of its light weight and corrosion resistance, aluminum also is gaining share in suspension and related automotive applications, a new market with substantial growth potential.

Superior operates eleven manufacturing facilities employing approximately 6,600 people in the United States, Mexico, and Europe that produce aluminum wheels and components for the major vehicle platforms of the world’s leading automotive companies.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

To Our Shareholders

It gives me great pleasure to report that 2002 was another excellent year for Superior Industries. Revenue and unit wheel shipments rose to new records, and net income was the second highest in our 45 year history. Superior’s solid top-line performance was driven by high production of cars and light trucks by our OEM customers and continued growth in our share of the aluminum wheel market. Capacity utilization was strong even as we brought significant new capacity on-line during the year. Productivity was also spurred by our ongoing investments in employee training and development which resulted in rapid growth on the bottom line that exceeded our expectations.

     FINANCIAL RESULTS
Net income for 2002 increased 41% to $78,250,000, or $2.91 per diluted share. Unit shipments rose 22% to a new annual record, and exceeded 14 million units for the first time. Revenue increased 22% to $782,599,000, an all-time high.

     Net income for the year was after the write-off of non-recurring start-up costs of $8,500,000 related to the launch of Superior’s new aluminum suspension components business. The results also included a profit of $6,243,000 from the company’s joint venture aluminum wheel manufacturing operation in Hungary.

     For 2001, net income was $55,354,000, or $2.10 per diluted share. This included the write-off of non-recurring start-up costs of $9,700,000 related to the launch of Superior’s aluminum suspension components business and preproduction costs of our new, second aluminum wheel manufacturing facility in Chihuahua, Mexico. Results also included a profit of $4,165,000 from the joint venture in Hungary. Revenue for 2001 was $643,395,000.

     Superior’s balance sheet is exceptional. At December 31, 2002, cash and short-term investments totaled $155,184,000, and shareholders’ equity rose to $530,431,000. The company has no debt.

     Since 1995, Superior has repurchased 4,492,000 shares of its common stock, including 99,500 shares repurchased during 2002. Approximately 3,508,000 shares remain for repurchase under the March 2000 Board of Directors’ authorization. In addition, in 2002 the Board approved a 13.6% increase in Superior’s quarterly cash dividend to $0.125 per share, marking the nineteenth consecutive year of higher dividends.

     CAPACITY EXPANSION
During the past two years we completed an expansion program that increased manufacturing capacity by over 20%. We expanded our plants in Rogers, Arkansas and Van Nuys, California, and added a new plant near our existing facility in Chihuahua, Mexico. In addition, we added approximately 25% to the capacity of our joint venture manufacturing facility in Tatabanya, Hungary.

     With the steady expansion of our OEM wheel business, virtually all of this new capacity was successfully brought into production by year end. Because our book of business continues to expand, late in the year we announced a new expansion plan aimed at increasing annual capacity by an additional 25% over the next two years. In this latest round of expansion, we plan to add capacity at existing facilities in Pittsburg, Kansas and Fayetteville, Arkansas. Once again, we will finance this program exclusively from internal sources.

     We built Superior by consistently meeting our customers’ toughest design and engineering specifications, cost requirements, and delivery schedules. This well-earned reputation is the reason we are winning major new wheel supply contracts from current customers and adding important OEM accounts. Our aggressive expansion plan will allow us to sustain our superior performance at the far higher production rates that we expect our customers will require in the future.

     INDUSTRY ACCOLADES
For the second consecutive year, we were proud to announce that Superior was named a General Motors Supplier of the Year in 2002 for superior performance in quality, service, technology and price. We also were proud to receive Ford Motor Company’s Silver World Excellence Award, recognizing Superior as one of Ford’s top suppliers in the world based on quality and cost metrics jointly developed by Ford and its suppliers. Additionally, due to the hard work of many people within Superior and the high level of quality and delivery ratings achieved, DaimlerChrysler awarded us the Component Award for Chassis Components. This is a significant accomplishment for Superior, as only one supplier within each module group is given this award.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

     It took a total team effort to win these prestigious awards. Our strong relationships with GM, Ford and now DaimlerChrysler are among our proudest and most important accomplishments. We look forward to continuing to earn the trust of these and our other world-class OEM customers throughout the world in the years to come.

     CONTRACT AWARDS
Industry awards are gratifying; winning new contracts is an even better measure of our progress. Superior was awarded many significant new and replacement aluminum wheel supply contracts in 2002, the continuation of a long upward trend in this most important performance category.

     From General Motors, Superior won new orders to supply aluminum wheels for the 2003 Hummer 2; painted and chrome wheels for the Buick LeSabre; and chrome wheels for the Cadillac Escalade. Key replacement contracts included redesigned wheels for the Chevrolet Silverado and GMC Sierra pickup trucks and the Cadillac Deville.

     From Ford, Superior was named aluminum road wheel supplier for the 2003 model year Ford Expedition and Lincoln Navigator. This business consists of multiple wheel styles and represents both replacement and incremental new business for Superior. Superior has been a supplier of aluminum road wheels for the popular Expedition and Navigator models for several years, and we believe that our superior quality wheels have contributed to the success of both of these vehicles in the marketplace.

     From DaimlerChrysler, Superior was named aluminum road wheel supplier for the Chrysler PT Cruiser, the Dodge Dakota and Durango, and the Dodge Ram. Wheels for each of these programs are now in production. It’s always gratifying to win new business, and never more so than when the new business helps cement an expanding relationship with an important customer.

     International customers comprise approximately 8% of total sales and this segment of our business continues to grow with customers such as Toyota, Nissan, Mitsubishi, Subaru, Mazda and others.

     SUSPENSION COMPONENTS
When we decided several years ago to pursue the emerging opportunity in aluminum suspension components, we knew that we had committed the company to significant investments of time and money over a number of years before this new market would begin to contribute meaningfully to Superior’s growth. We invested in an entirely new plant in Heber Springs, Arkansas dedicated exclusively to this business, we acquired new manufacturing technologies and related equipment, we built new design, marketing and production teams, and we aggressively pursued suspension components business among our OEM customers. These investments began to yield dividends in 2001, when we launched commercial production of aluminum front and rear upper control arm assemblies for the new 2002 Cadillac CTS, a program that continued in 2002.

     Recently we began shipping production quantities of a new aluminum component used in a variety of GM’s small car platforms, including the Chevrolet Cavalier, Pontiac Grand Am and Sunfire, and Saturn VUE, ION and L Series. We are manufacturing the lower crankcase bed plate for 4-cylinder engine platforms using a special low pressure casting process. We are gratified that when GM required an additional volume source for this specialized aluminum component, they turned to Superior as the supplier of choice. This project enhances our credibility and our visibility as a reliable partner in the emerging aluminum components market, consistent with our long-standing reputation for excellence in aluminum road wheels. This is an important turning point in Superior’s continuing effort to build a significant position in this exciting new business.

     The suspension components business involves many functions that are similar to our wheel business, including engineering skills and volume aluminum manufacturing process controls, and interacting effectively with the quality, engineering and purchasing teams within our OEM customers’ organizations. It requires us to develop new skills as well, such as the more complex manufacturing process inherent in assembling products that incorporate purchased components, where we must rely on others to supply quality, on-time parts, and structural analysis that differs in many ways from that involved in wheels. We are pleased by our progress in meeting these new challenges, and we continue to believe that aluminum suspension components represent a significant long-term growth opportunity for Superior.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

     STEVEN J. BORICK NAMED PRESIDENT AND COO
I also am pleased to announce that Steven J. Borick, formerly Executive Vice President, was named President and Chief Operating Officer of Superior effective on January 1, 2003.

     With his energy, commitment, and knowledge of the business, Steve has already made many significant contributions to Superior’s success. He has worked tirelessly to reduce costs and improve efficiency throughout our organization. He spearheaded the capacity expansion and globalization programs that have played a crucial role in increasing Superior’s share of the aluminum wheel market with current and new OEM customers. He has been instrumental in the design and successful implementation of our plan to enter the aluminum suspension components business. He has earned the trust and respect of our employees and our customers. This well-earned promotion and expansion of Steve’s responsibilities is a tangible sign of the Board’s confidence in Steve’s strong leadership.

     Another significant development for our future is the election of Rudolph (Rudy) A. Schlais, Jr. to Superior’s Board of Directors. As one of the industry’s best-known and most respected executives with more than forty years of experience in senior management at GM, most recently as Group Vice President and President and CEO of General Motors Asia Pacific, Rudy brings exceptional knowledge and an outstanding track record to his new position at Superior. His advice will be especially valuable as we develop and implement our growth strategy in the increasingly competitive global automotive industry.

     PLATFORM FOR GROWTH
The combination of Superior’s advanced manufacturing facilities, skilled employees, experienced management, and strong financial condition creates an efficient operating platform that is our most important asset. We invested heavily during the past couple of years in expanding and improving our manufacturing capabilities, adding new plants and expanding and updating existing facilities. At the same time, our Culture of Excellence and employee training programs are yielding meaningful productivity gains and reducing costs throughout our organization. Superior’s operating platform is international in scope, well financed, professionally managed, efficient and productive. We expect it to be the foundation for even greater success in years to come.

     We are optimistic that 2003 will be another successful year for Superior. As always, we thank all of our employees for their hard work and dedication, and our customers and shareholders for their confidence and support.

Sincerely,

Louis L. Borick Chairman and Chief Executive Officer

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

To Our Shareholders

Echoing our Chairman’s words, 2002 was a great year for Superior.

     We are not satisfied.

     Superior has won the recognition of our industry and the financial community as a leading supplier to the global automotive industry. I am honored to assume a position of leadership at a company at the height of its powers. Our returns on sales and equity are consistently among the industry’s highest. We are steadily gaining market share, and making great strides in our program to build a position in the aluminum suspension components business that offers substantial further growth potential.

     If we want to build Superior into an even better performer and continue to deliver value for our shareholders – and we do – then we cannot be complacent. No company’s position is unassailable. We have a lot of work to do.

     These are interesting times in the automotive industry. Competition is intense and increasingly global. For some suppliers, the challenges to reduce costs, quicken the pace of innovation, and increase efficiency may prove to be overwhelming. With our financial strength, dominant market position, experienced management, unparalleled operating platform, and all of the other advantages we have going for us, Superior has the resources to meet these challenges head-on. If we respond intelligently, we will create opportunities for the company to scale new heights.

     EFFICIENCY AND PRODUCTIVITY
To meet our goal of continuing growth in an environment of continuous competitive pressure, the formula for success is clear – we must work not just harder but also smarter to increase efficiency and reduce costs. This is nothing new at Superior – our focus on these areas has always been the key to our success. What has changed is the complexity of our operations and the intensity of the competitive environment we will face in the future. These changes call for a more relentless dedication to productivity enhancement, quality improvement and cost reduction than ever before, as well as a willingness from everyone on Superior’s team to ask questions and seek solutions.

     We are addressing these challenges aggressively. In the short term, we are looking at all aspects of our company to find out how we can do our work more efficiently. We are “drilling down” into our business in an effort to better understand what we are doing right and what we need to improve. We are focusing management on an even greater understanding of our cost structure through internal benchmarking. If gross margin on one wheel program is different from gross margin on another, we need to know exactly why. If yields vary from plant to plant, we need to know exactly why.

     We are identifying best practices within our organization and developing a formal mechanism to ensure that they quickly are adopted throughout our company. This will require improved operating controls and reporting processes, which will be facilitated by the upgrades to our management information systems and internal computer networks planned for 2003. We need to listen to new ideas coming both from management ranks as well as from our manufacturing employees – we are open to bottom-up as well as top-down improvements. These programs will help us achieve the savings that we believe can be obtained at every one of our plants and in every aspect of our business, from the shop floor to engineering to sales to finance.

     COMMITMENT AND TEAMWORK
There is more. We need to use our existing capital structure as efficiently as possible. We need to balance the requirement for more fixed manufacturing capacity against the need to maintain our flexibility on the cost side as the business grows. When should we build even more new plants, recognizing their impact on fixed costs in what is unavoidably a cyclical industry? Are all of our employees as committed as they could be in our total team approach? Do they understand how their personal commitment can improve Superior’s overall performance and benefit them directly? One of my most important objectives for 2003 is to expand the employee development programs we launched a couple of years ago to focus the attention of all of our employees on the important tasks at hand.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

     CHALLENGES AND OPPORTUNITIES
Our geographic expansion has been enormously successful – our plants in Mexico and our joint venture facility in Hungary are among the most advanced in the world. These plants also have served as test beds of Superior’s ability to operate internationally. The experience has taught us valuable lessons that will be increasingly important as we prepare for further international expansion in the future. Thinking longer term, we need to know how we can improve our market position in an industry that is subject to severe fluctuations and requires heavy capital expenditures, and in which not every year will be a record year. How can we ensure that Superior remains the preeminent wheel supplier in the face of what we expect will be growing competition from emerging-market suppliers?

     We are evaluating opportunities to begin producing wheels in Asia, both for export and, ultimately, for the rapidly growing domestic market in this enormous region. The issues underlying this decision are complex – location, technology transfer, operating logistics and control, quality, and the appropriate corporate structure are only some of the questions that we must address before we commit to such a project. It is clear that we must be prepared to respond to new growth opportunities anywhere in the world.

      Superior is at the top of the industry, a position we achieved through many years of dedication and hard work. Lou Borick built a fabulous company. I am committed to work with him to make it even better. We aim to deliver sustained growth, high returns on invested capital, and value for our shareholders. To get there, we know that Superior will have to adjust to the rapidly changing realities in the marketplace. The challenges we face are clear, both in the short term and the long term. We have the resources needed to meet these challenges – strong market position, reputation, and financial strength – and the dedicated management team with the will to make it happen.

Sincerely,

Steven J. Borick President and Chief Operating Officer

WORKING SMARTER COMMITMENT TEAMWORK

COMMITMENT Our employees are focused on growth and committed to Superior’s total team approach to building the business. This personal commitment is crucial to achieving our goal of continuing to improve Superior’s overall performance. We are equally committed to our employees, with a range of employee development and education programs that benefit each of them directly. One of our most important objectives for 2003 is to enhance and expand these programs as we strive to create a working environment that fosters satisfaction and offers opportunities for advancement to everyone at the company.

TEAMWORK Superior is at the top of the industry, a position we achieved through many years of dedication and hard work. It took a total team effort to achieve this preeminence. Nothing short of a total team effort will sustain our success. Superior’s team approach is based on a culture of responsibility, communication and mutual respect. We challenge our employees to be first in teamwork, first in productivity and first in quality, and we provide the training and tools they need to reach these goals and develop skills for greater success in the future.

EFFICIENCY
To continue growing in an environment of continuous competitive pressure, we must work harder and smarter to increase efficiency and reduce costs. This has always been a key to our success. What has changed is the complexity of our operations and the intensity of the competitive environment we will face in the future. These changes call for a more thorough-going dedication to productivity enhancement, quality improvement and cost reduction than ever before, as well as a willingness to ask questions and seek solutions from everyone on Superior’s team.

PRODUCTIVITY
We are “drilling down” into our business to understand what we are doing right and what we need to improve. We are identifying best practices within our organization and developing a formal mechanism to ensure that they quickly are adopted company-wide. This requires improved operating controls and reporting processes, which will be facilitated by the upgrades to our management information systems and internal computer networks planned for 2003. These and similar programs will help us achieve savings in every aspect of our business, from the shop floor to engineering to sales to finance.

CHALLENGES
We cannot be complacent if we expect to continue delivering the growth and high returns on capital Superior is known for. Competition in the automotive industry is intense and increasingly global. For some suppliers, the challenges to reduce costs, quicken the pace of innovation, and increase efficiency may prove to be overwhelming. With our strong finances, market position, management, operating platform, and other advantages we have going for us, Superior has the resources to meet these challenges head-on. By responding intelligently, we will create opportunities for the company to scale new heights.

OPPORTUNITIES
Superior’s geographic expansion has been enormously successful. Our plants in Mexico and our joint venture facility in Hungary are among the most advanced in the world. These plants also have served as test beds that have given us the skills to operate internationally. The experience has taught us valuable lessons that will be increasingly important as we prepare for further international expansion in the years ahead. We now are evaluating opportunities to begin producing wheels in Asia, both for export and, ultimately, for the rapidly growing domestic market in this enormous region.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Financial Highlights

Years Ended December 31,	2002	2001	2000	1999	1998

INCOME STATEMENT (000’S)
Net Sales	$782,599	$643,395	$644,899	$571,782	$539,431
Gross Profit	140,310	105,355	142,221	125,518	100,104
Net Income	$78,250	$55,354	$79,937	$70,808	$52,319

BALANCE SHEET (000’S)
Current Assets	$368,941	$280,271	$245,579	$263,740	$235,886
Current Liabilities	97,123	71,137	75,022	86,847	91,111
Working Capital	271,818	209,134	170,557	176,893	144,775
Total Assets	645,796	540,838	491,664	460,468	427,430
Long-Term Debt	—	—	—	340	673
Shareholders’ Equity	$530,431	$448,741	$399,319	$353,086	$312,034

FINANCIAL RATIOS
Current Ratio	3.8:1	3.9:1	3.3:1	3.0:1	2.6:1
Long-term Debt/Total Capitalization	0.0%	0.0%	0.0%	0.1%	0.2%
Return on Average Shareholders’ Equity	16.0%	13.1%	21.3%	21.3%	17.5%

SHARE DATA
Earnings — Basic	$2.97	$2.14	$3.07	$2.63	$1.89
Earnings — Diluted	$2.91	$2.10	$3.04	$2.62	$1.88
Shareholders’ Equity at Year-End	$19.96	$17.30	$15.45	$13.35	$11.42
Dividends Declared	$0.485	$0.43	$0.39	$0.35	$0.31

Quarterly Common Stock Price Information ($)

	2002		2001		2000

	High	Low	High	Low	High	Low

First Quarter	48.88	36.47	37.35	30.00	31.68	23.50
Second Quarter	53.12	43.10	40.60	33.59	33.50	25.75
Third Quarter	50.02	39.57	44.62	29.40	33.25	26.25
Fourth Quarter	47.08	36.20	43.01	33.04	35.31	30.06

Our common stock is traded on the New York Stock Exchange (symbol: SUP). We had approximately 808 shareholders of record and 26.6 million shares outstanding as of January 31, 2003.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Dollars in Thousands, except per share amounts)
Years Ended December 31,	2002	2001	2000

Net Sales	$782,599	$643,395	$644,899
Gross Profit	140,310	105,355	142,221
Percent of Net Sales	17.9%	16.4%	22.1%
Operating Income	109,467	76,106	117,274
Percent of Net Sales	14.0%	11.8%	18.2%
Net Income	$78,250	$55,354	$79,937
Percent of Net Sales	10.0%	8.6%	12.4%
Diluted Earnings Per Share	$2.91	$2.10	$3.04

     Sales
Total revenues and unit shipments to the major vehicle original equipment manufacturers (OEM) increased by approximately 22 percent over the prior year to new annual records, as total OEM revenues increased to $778.9 million in 2002 from $637.9 million in 2001. Sales of aluminum wheels increased 23 percent compared to the 22 percent increase in unit shipments, due to the average selling price of our wheels increasing approximately 1 percent. A shift in mix to larger and chrome plated wheels increased the average selling price by approximately 3 percent, which more than offset a 2 percent reduction in our average selling price due to the decline in the market price of aluminum.

Shipments to Ford Motor Company and General Motors Corporation totaled 87 percent of total OEM unit shipments in 2002 compared to 89 percent a year ago. The balance of 2002 unit shipments to DaimlerChrysler and our international customers totaled 5 percent and 8 percent, respectively, compared to 2 percent and 9 percent, respectively, in 2001. The increase of 22 percent in OEM aluminum wheel unit shipments in 2002 compares favorably to an increase of 6 percent in North American automotive production of passenger cars and light trucks, indicating further market share gains in 2002. This is principally due to our winning major new wheel contracts and, to a lesser extent, the increasing aluminum wheel penetration rate. Based on Ward’s Automotive Yearbook 2001, an auto industry publication, aluminum wheel installation rates on automobiles and light trucks in the U.S. rose to 57 percent for the 2001 model year. Aluminum wheel installation rates have increased to this level since the mid-1980s, when this rate was only 10 percent. However, in recent years, this rate has slowed, increasing only 5 percent from 52 percent for the 1997 model year. Accordingly, future growth will be more dependent upon adding future wheel contracts.

Net sales in 2001 were virtually unchanged at $643.4 million compared to $644.9 million in 2000. OEM sales increased to $637.9 million from $634.5 million in 2000, in line with the 1 percent increase in unit shipments. The slight increase in OEM aluminum wheel shipments in 2001 compared favorably to a decrease of 10 percent in North American automotive production of passenger cars and light trucks. The average selling price of our wheels in 2001 was also unchanged from 2000, as a shift in mix to larger wheels increased the average selling price by approximately 2 percent, offsetting a similar decrease in the average selling price due to the decline in the market price of aluminum.

Sales of our aftermarket product lines declined to approximately $3.7 million in 2002 due to discontinuance of certain product lines that were not replaced, and to the continued consolidation of customers and the resulting increased pricing pressures put on suppliers in that industry. For these reasons, we have discontinued selling aftermarket products and in January 2003 sold the remaining inventory to another company in that industry. The discontinuance and subsequent sale of these product lines did not have, nor will it have, a material impact on our financial position, results of operations or cash flows.

     Gross Margin
During 2002, gross profit increased $34.9 million to $140.3 million, or 17.9 percent of net sales, from $105.4 million, or 16.4 percent of net sales in 2001. The major factors impacting gross margin included increased utilization rates of our manufacturing facilities, resulting in a higher absorption of fixed costs, and increased demand for chrome plated and polished wheels. These positive factors more than offset the impact on gross margin of the changing price of aluminum, as discussed below.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Manufacturing facility utilization rates were impacted favorably by increased customer demand for the aluminum wheels that we supply for the production of passenger cars and light trucks in North America. Additionally, our second aluminum wheel manufacturing facility in Chihuahua, Mexico, which had been included in pre-production costs prior to the fourth quarter of 2001, increased its utilization significantly during the current year.

During 2002, gross margin was negatively impacted by the portion of our aluminum raw material requirements that were purchased under fixed price contracts at prices higher than the current market price. During the same period, selling prices to our customers were decreased to reflect the change in current market prices of aluminum, as described below. The overall decrease in our average selling price was at a greater rate than the decrease in our average purchase price for aluminum during the period. We expect this trend to continue in the near future and, in fact, become more significant if aluminum market prices were to decline significantly. See “Risk Management” below for additional information pertaining to these aluminum purchase commitments.

The cost of aluminum is a significant component in the overall cost of a wheel. Additionally, a portion of our selling prices to OEM customers is attributable to the aluminum costs. Our selling prices are adjusted periodically to current aluminum market conditions based upon market price changes during specific pricing periods. Theoretically, assuming selling price adjustments and raw material purchase prices move at the same rate, as the price of aluminum increases, the effect is an overall decrease in the gross margin percentage, since the gross profit in absolute dollars would be the same. The opposite would then be true in periods during which the price of aluminum decreases.

However, since the pricing periods during which selling prices are adjusted for changes in the market prices of aluminum differ for each of our customers, and the selling price changes are fixed for various periods, our selling price adjustments do not entirely offset the increases or decreases experienced in our aluminum raw material purchase prices. This is especially true during periods of frequent increases or decreases in the market price of aluminum, and when a portion of our aluminum purchases are via long-term fixed purchase agreements. Accordingly, our gross profit is subject to fluctuations, since the change in the aluminum content of selling prices does not necessarily match the change in the aluminum raw material purchase prices during the period being reported.

Other factors impacting our gross margin percentage are the continued pricing pressure from our customers and increasing industry-wide competition. While we have ongoing programs to reduce costs and, in the past, have been successful in substantially mitigating these pricing pressures, it is becoming increasingly difficult to do so without impacting margins. We will continue to aggressively implement cost savings strategies to meet customer pricing expectations and industry-wide competition in order to maintain our gross profit margins. However, the impact of these factors in the future on our financial position and results of operations can not be predicted, and we may not be able to implement sufficient cost savings strategies to mitigate any such impact.

During 2001, gross profit decreased $36.8 million to $105.4 million, or 16.4 percent of net sales, from $142.2 million, or 22.1 percent of net sales in 2000. Factors impacting gross margin included a reduced demand for higher margin chrome plated and polished wheels, lower utilization rates of our manufacturing facilities resulting in lower absorption of fixed costs associated with capacity increases during the year, and higher energy and aluminum costs. Manufacturing facility utilization rates were impacted by several unscheduled OEM plant shutdowns during the year, particularly at Ford Motor Company. Additionally, our second aluminum wheel manufacturing plant in Chihuahua, Mexico, which had been included in pre-production costs through September 2001, was included in gross profit beginning in the fourth quarter of 2001, and operated at a low utilization rate.

     Selling, General and Administrative Expenses
Selling, general and administrative expenses were $22.3 million, or 2.9 percent of net sales in 2002, compared to $19.6 million, or 3.0 percent of net sales in 2001, and $20.7 million, or 3.2 percent of net sales in 2000. The increase in absolute dollars in 2002 was due primarily to higher compensation costs, principally bonuses, and fringe benefit costs. The decrease in absolute dollars in 2001 compared to 2000 was due to lower compensation costs, principally bonuses, and related fringe benefit costs.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

     Start-up and Pre-production Costs
Initial start-up costs associated with our aluminum components business in Heber Springs, Arkansas totaled $8.5 million in 2002 compared to $6.7 million in 2001 and $2.4 million in 2000. We began shipping our first component products in late 2001. Also included in this cost category for the first nine months of 2001 were the initial pre-production costs of our second aluminum wheel facility in Chihuahua, Mexico, which totaled $3.0 million in 2001 compared to $1.8 million in the year 2000.

     Interest Income
In 2002, interest income decreased to $3.5 million from $4.0 million in 2001, as the average rate of return on cash invested decreased to 2.5 percent from 3.9 percent, which offset the increase in cash available for investment of $46.3 million. Interest income in 2001 decreased to $4.0 million from $7.4 million in 2000, as the average rate of return decreased to 3.9 percent from 6.5 percent.

     Equity in Earnings (Losses) of Joint Ventures
Our share of the profits of our 50 percent owned joint venture aluminum wheel manufacturing operation in Hungary amounted to $6.2 million in 2002 compared to $4.2 million in 2001, and a loss of $2.0 million in 2000. The improvement in profitability in the last two years was due principally to significant increases in production, which increased the plant utilization rate substantially, and to manufacturing cost controls. An expansion of the joint venture is currently underway, which will increase annual capacity by approximately 25 percent to 2.5 million cast and forged wheels, to meet the expected increase in demand of the European aluminum wheel market. See Note 6 to the consolidated financial statements for additional information regarding this joint venture.

     Effective Income Tax Rate
The consolidated tax rate in 2002 increased to 35.00 percent of pretax income from 34.25 percent in 2001, and 34.75 percent in 2000. The change in tax rates since 2000 is a result of slight variances in the mix of federal, state and foreign income tax rates.

     Net Income
As a result of the above, net income in 2002 increased $22.9 million, or 41.4 percent, to $78.3 million, or 10.0 percent of net sales, from $55.4 million, or 8.6 percent of net sales, in 2001. Diluted earnings per share increased $0.81, or 38.1 percent, to $2.91 in 2002 from $2.10 a year ago. Net income in 2001 decreased $24.5 million to $55.4 from $79.9 million, or 12.4 percent of net sales, in 2000. Diluted earnings per share in 2001 decreased to $2.10 from $3.04 in 2000.

     Liquidity and Capital Resources
Our sources of cash liquidity include cash and cash equivalents, net cash provided by operating activities, amounts available under credit facilities and other external sources of funds. During the three years ended December 31, 2002, we had no long-term debt and had not utilized an available $25 million line of credit. At December 31, 2002, our cash and short-term investments totaled $155.2 million compared to $106.8 million and $93.5 million at the end of 2001 and 2000, respectively. Accordingly, all working capital requirements, investing activities, cash dividend payments and repurchases of our common stock during these three years have been funded from internally generated funds, the exercise of stock options or existing cash and cash equivalents. The following table summarizes the cash flows from operating, investing and financing activities as reflected in the Consolidated Statements of Cash Flows:

(In Thousands) Years Ended December 31,	2002	2001	2000

Net cash provided by operating activities	$96,030	$60,265	$95,956
Net cash used in investing activities	(108,719)	(37,222)	(82,593)
Net cash provided by (used in) financing activities	1,995	(9,707)	(27,941)

Net increase (decrease) in cash and cash equivalents	$(10,694)	$13,336	$(14,578)

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Cash provided by operating activities increased $35.7 million to $96.0 million in 2002 from $60.3 million in 2001, due principally to the increase in net income of $22.9 million and a favorable change in working capital requirements, principally accounts payable. The $96.0 million cash flow from operating activities was partially used for capital expenditures of $47.9 million, to pay cash dividends of $12.4 million, and to repurchase our common stock totaling $4.1 million. The balance of the cash flow from operating activities, along with the proceeds from the exercise of company stock options, was invested in short-term investments.

In 2001, cash provided by operations decreased $35.7 million to $60.3 million from $96.0 million in 2000, due principally to the decrease in net income of $24.5 million and various changes in working capital components. The $60.3 million cash flow from operating activities was used for capital expenditures of $37.2 million, for cash dividends totaling $10.9 million and to repurchase our common stock for $2.1 million. Capital expenditures in 2001 included the completion of our second aluminum wheel facility in Chihuahua, Mexico.

During 2002, our Board of Directors announced a 13.6 percent increase in the quarterly cash dividend, to an annual $0.50 per share, representing the nineteenth consecutive year of dividend increases. We anticipate continuing the policy of paying dividends, which is contingent upon various factors, including economic and market conditions, none of which can be accurately predicted.

Capital expenditures in 2002 included an expansion project at our aluminum wheel manufacturing facility in Rogers, Arkansas, as well as ongoing improvements at our other existing facilities. Over the past fourteen years, we have expended approximately $540 million for new plants, expansion programs and ongoing improvements. The majority of the expansion financing was sourced from internally generated cash flow, to construct and expand our world-class road wheel facilities and to continuously improve all of our manufacturing plants. In 2003, expenditures approximating $80 million are projected to complete planned expansion projects at our Fayetteville, Arkansas and Pittsburg, Kansas wheel plants to increase capacity for projected increased aluminum wheel business, for the aluminum components business, and for other ongoing improvements to our other wheel plants. Projections of increased aluminum wheel business are based on customer ordering patterns, which are subject to change. We anticipate funding these capital expenditures from internally generated cash flow and, to the extent necessary, from existing cash and cash equivalents.

Our financial condition remained extremely sound in 2002. Our working capital, which increased to $271.8 million from $209.1 million in 2001, a $62.7 million increase, includes $155.2 million in cash and short-term investments. The current ratio at year-end was 3.8:1, down slightly from 3.9:1 a year ago. With our strong balance sheet, we believe we are well positioned to take full advantage of new and compli- mentary business opportunities, to further expand into international markets and to withstand any moderate downturns in the economy.

     Risk Management
We are subject to various risks and uncertainties in the ordinary course of business due, in part, to the competitive nature of the industry in which we operate, to changing commodity prices for the materials used in the manufacture of our products, and to development of new products, such as our aluminum suspension and related underbody components.

We have foreign operations in Mexico and Hungary that on occasion require the transfer of funds denominated in their respective functional currencies — the Mexican Peso and the Euro. The value of the Mexican Peso experienced a 14 percent decrease in relation to the U.S. dollar in 2002. Since 1990, the Mexican Peso has repeatedly experienced periods of relative stability followed by periods of major decline in value. The impact of these declines in value relative to our wholly owned subsidiary, Superior Industries de Mexico, SA de CV, has resulted in a cumulative unrealized translation loss at December 31, 2002 of $35.7 million, which has been included in other comprehensive income (loss) in shareholders’ equity. The Mexico facilities currently represent approximately 18 percent of our total net assets.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

On January 1, 1999, eleven of fifteen member countries of the European Union (EU) established fixed conversion rates between their existing currencies and the EU’s common currency, the Euro. Euro currency was issued on January 1, 2002, and on June 30, 2002, all national currencies of the EU member countries became obsolete. Effective January 1, 2002, the functional currency of our 50 percent owned joint venture operation in Hungary was converted from the German Deutsche Mark (DM) to the Euro. The conversion to the Euro as of that date did not have a material impact on our operations or financial position. During 2002, the value of the Euro experienced a 19 percent increase versus the U.S. dollar. Since our initial investment in this joint venture in 1995, the fluctuations in functional currency rates have resulted in a cumulative unrealized translation loss of $6.8 million, which has been included in other comprehensive income (loss) in shareholders’ equity.

Our primary risk exposure relating to derivative financial instruments results from the periodic use of foreign currency forward contracts to offset the impact of currency rate fluctuations with regard to foreign denominated receivables, payables or purchase obligations. At December 31, 2002, we held open foreign currency Euro forward contracts totaling $22.3 million, with an unrealized gain of $4.6 million. At December 31, 2001, we held open foreign currency DM forward contracts totaling $20.2 million, with an unrealized gain of $0.6 million. Any unrealized gains and losses are included in other comprehensive income (loss) in shareholders’ equity until the actual contract settlement date. Percent changes in the Euro/U.S. Dollar exchange rate will impact the unrealized gain/loss by a similar percentage of the current market value.

When market conditions warrant, we will also enter into contracts to purchase certain commodities used in the manufacture of our products, such as aluminum, natural gas and environmental emission credits. Any such commodity commitments are expected to be purchased and used over a reasonable period of time in the normal course of business. Accordingly, pursuant to Statement of Financial Accounting Standards (SFAS) No.133,“Accounting for Derivative Instruments and Hedging Activities”, they are not accounted for as a derivative. We currently have several purchase agreements for the delivery of aluminum and natural gas over the next two years. The contract value of these purchase commitments approximates $162 million at December 31, 2002. The majority of these purchase commitments is for aluminum, which represents approximately 30 percent of our projected aluminum requirements over the next two years. The fair value of these commitments approximates $149 million at December 31, 2002. The contract value and fair value of these commitments at December 31, 2001 were $330 million and $303 million, respectively. Percentage changes in the market prices of these commodities will impact the fair value by a similar percentage. We do not hold or purchase any aluminum or natural gas forward contracts for trading purposes.

The following schedule summarizes our contractual obligations as of December 31, 2002 (amounts in millions):

Contractual Obligations	Total	2003	2004	2005	2006	2007

Commodity contracts	$162	$108	$54	$—	$—	$—
Euro forward contracts	22	22	—	—	—	—
Operating leases	10	3	2	2	2	1

Total contractual obligations	$194	$133	$56	$2	$2	$1

     Inflation
Inflation has not had a material impact on our results of operations or financial condition for the three years ended December 31, 2002. We believe that purchase commitments and the majority of our customer contracts are structured to minimize the impact of changes caused by inflation.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

     Critical Accounting Policies
We identified the most critical accounting principles upon which our financial position, results of operations and cash flows depend. We determined the critical principles by considering accounting policies that involve the most complex or subjective decisions or estimates. We identified our most critical accounting policies to be related to risk management, revenue recognition, inventory valuation and commodity contracts. We state these accounting policies in Note 1 to the consolidated financial statements and at relevant sections in this management’s discussion and analysis of financial condition and results of operations.

     New Accounting Standards
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141,“Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. They also issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, in August 2001. SFAS No. 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method. SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangibles. SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including the disposal of a segment of business. Adoption of these new accounting standards did not have a material effect on our consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. The Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. The Statement requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company will adopt SFAS No. 143 during the first quarter of Fiscal 2003. The adoption is not expected to have a material effect on the consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145,“Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 requires gains and losses from extinguishment of debt to be reported as part of recurring operations, unless the transaction is considered unusual or infrequent, in which case the transaction would be classified as an extraordinary item. This standard also eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 became effective for transactions occurring after May 15, 2002. We do not anticipate that adoption of this new accounting standard will have a material effect on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146,“Accounting for Exit or Disposal Activities”. SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3,“Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We do not anticipate that adoption of this new accounting standard will have a material effect on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148,“Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123,“Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 amends Accounting Principles Board Opinion No. 28,“Interim Financial Reporting”, to require disclosure about those effects in interim financial information. This statement did not have any impact on our consolidated financial statements as we have only adopted the disclosure provisions of SFAS No. 123. The additional disclosure requirements will be reflected in our next interim financial statements.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

     Forward-Looking Statements
The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the company. We may from time to time make written or oral statements that are “forward-looking,” including statements contained in this report and other filings with the Securities and Exchange Commission and reports to our shareholders. These statements may, for example, express expectations or projections about future actions or market conditions that we may anticipate but, due to developments beyond our control, do not materialize.

A wide range of factors could materially affect our future development and performance, including the following:

•	Changes in U.S., global or regional economic conditions, currency exchange rates, war or significant terrorist acts, or political insta- bility in major markets, all of which may materially affect vehicle sales, which could cause customers to cancel orders, as has happened in the past;

•	Increased competitive pressures, shortages of fuel, both domestic and international, which may, among other things, affect our performance;

•	Changes in commodity prices of the materials used in our products, in particular decreases in aluminum prices during periods when we have fixed price purchase contracts;

•	Changes in the laws, regulations, policies, or other activities of governments, agencies, and similar organizations where such actions may affect our ability to produce products at a competitive price;

•	Adverse weather conditions or natural disasters, such as earthquakes and hurricanes, which may, among other things, impair production at our manufacturing facilities;

•	Our ability to attract or retain key employees to operate our manufacturing facilities and corporate office;

•	Success of our strategic and operating plans to properly direct the company, including obtaining new contracts for our new suspen- sion and underbody components business; and

•	International, political and military developments that may affect automobile production and sales.

This list of factors that may affect future performance and the accuracy of forward-looking statements is by no means complete. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Consolidated Statements of Income

Years Ended December 31,	2002	2001	2000

NET SALES	$782,599,000	$643,395,000	$644,899,000
Cost of sales	642,289,000	538,040,000	502,678,000

GROSS PROFIT	140,310,000	105,355,000	142,221,000
Selling, general and administrative expenses	22,313,000	19,567,000	20,716,000
Start-up and pre-production costs	8,530,000	9,682,000	4,231,000

INCOME FROM OPERATIONS	109,467,000	76,106,000	117,274,000
Equity in earnings (losses) of joint ventures	6,260,000	3,941,000	(2,068,000)
Interest income	3,519,000	4,048,000	7,386,000
Other income (expense), net	1,138,000	94,000	(82,000)

INCOME BEFORE INCOME TAXES	120,384,000	84,189,000	122,510,000
Income taxes	42,134,000	28,835,000	42,573,000

NET INCOME	$78,250,000	$55,354,000	$79,937,000

EARNINGS PER SHARE — BASIC	$2.97	$2.14	$3.07

EARNINGS PER SHARE — DILUTED	$2.91	$2.10	$3.04

See notes to consolidated financial statements.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Consolidated Balance Sheets

As of December 31,	2002	2001

ASSETS
Current assets
Cash and cash equivalents	$96,145,000	$106,839,000
Short-term investments	59,039,000	—
Accounts receivable, net	134,030,000	102,171,000
Inventories, net	67,824,000	60,843,000
Deferred income taxes	4,530,000	4,603,000
Prepaid expenses	7,373,000	5,815,000

Total current assets	368,941,000	280,271,000
Property, plant and equipment, net	235,566,000	228,181,000
Investments	34,630,000	25,675,000
Other assets	6,659,000	6,711,000

	$645,796,000	$540,838,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$43,987,000	$30,654,000
Accrued expenses	53,136,000	40,483,000

Total current liabilities	97,123,000	71,137,000
Long-term liabilities	14,258,000	12,180,000
Deferred income taxes	3,984,000	8,780,000
Commitments and contingent liabilities	—	—
Shareholders’ equity
Preferred stock, $25.00 par value
Authorized — 1,000,000 shares Issued — none	—	—
Common stock, $0.50 par value
Authorized — 100,000,000 shares Issued and outstanding — 26,573,437 shares (25,932,681 shares in 2001)	13,287,000	12,966,000
Additional paid-in-capital	23,251,000	2,124,000
Accumulated other comprehensive loss	(23,442,000)	(18,268,000)
Retained earnings	517,335,000	451,919,000

Total shareholders’ equity	530,431,000	448,741,000

	$645,796,000	$540,838,000

See notes to consolidated financial statements.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Consolidated Statements of Shareholders’ Equity

	Common Stock
			Additional	Accumulated Other
	Number of		Paid-In	Comprehensive	Retained
	Shares	Amount	Capital	Income (Loss)	Earnings	Total

BALANCE AT DECEMBER 31, 1999	26,454,219	$13,227,000	$—	$(15,114,000)	$354,973,000	$353,086,000
Comprehensive income:
Net income	—	—	—	—	79,937,000	79,937,000
Other comprehensive loss	—	—	—	(6,196,000)	—	(6,196,000)
Comprehensive income	—	—	—	—	—	73,741,000
Stock options exercised, including related tax benefit	79,495	40,000	1,506,000	—	—	1,546,000
Repurchases of common stock	(693,600)	(347,000)	(1,506,000)	—	(17,126,000)	(18,979,000)
Cash dividends declared ($0.39 per share)	—	—	—	—	(10,075,000)	(10,075,000)

BALANCE AT DECEMBER 31, 2000	25,840,114	12,920,000	—	(21,310,000)	407,709,000	399,319,000
Comprehensive income:
Net income	—	—	—	—	55,354,000	55,354,000
Other comprehensive income	—	—	—	3,042,000	—	3,042,000
Comprehensive income	—	—	—	—	—	58,396,000
Stock options exercised, including related tax benefit	157,072	78,000	4,235,000	—	—	4,313,000
Repurchases of common stock	(64,505)	(32,000)	(2,111,000)	—	—	(2,143,000)
Cash dividends declared ($0.43 per share)	—	—	—	—	(11,144,000)	(11,144,000)

BALANCE AT DECEMBER 31, 2001	25,932,681	12,966,000	2,124,000	(18,268,000)	451,919,000	448,741,000
Comprehensive income:
Net income	—	—	—	—	78,250,000	78,250,000
Other comprehensive loss	—	—	—	(5,174,000)	—	(5,174,000)
Comprehensive income	—	—	—	—	—	73,076,000
Stock options exercised, including related tax benefit	740,256	371,000	25,201,000	—	—	25,572,000
Repurchases of common stock	(99,500)	(50,000)	(4,074,000)	—	—	(4,124,000)
Cash dividends declared ($0.485 per share)	—	—	—	—	(12,834,000)	(12,834,000)

BALANCE AT DECEMBER 31, 2002	26,573,437	$13,287,000	$23,251,000	$(23,442,000)	$517,335,000	$530,431,000

See notes to consolidated financial statements.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Consolidated Statements of Cash Flows

Years Ended December 31,	2002	2001	2000

NET INCOME	$78,250,000	$55,354,000	$79,937,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,605,000	28,388,000	26,920,000
Equity in (earnings) losses of joint ventures	(6,260,000)	(3,941,000)	2,068,000
Tax benefit of stock options exercised	7,085,000	1,002,000	302,000
Deferred income taxes	(4,723,000)	3,825,000	(209,000)
Other non cash items	1,931,000	(723,000)	(102,000)
Changes in operating assets and liabilities:
Accounts receivable	(30,140,000)	(13,449,000)	18,310,000
Inventories	(9,133,000)	(4,503,000)	(16,852,000)
Other assets	(2,252,000)	(1,159,000)	(3,386,000)
Accounts payable	13,728,000	(12,121,000)	(2,679,000)
Other liabilities	14,939,000	7,592,000	(8,353,000)

NET CASH PROVIDED BY OPERATING ACTIVITIES	96,030,000	60,265,000	95,956,000

Cash flows from investing activities:
Purchases of marketable securities	(114,863,000)	—	—
Proceeds from sales of marketable securities	54,020,000	—	930,000
Additions to property, plant and equipment	(47,876,000)	(37,222,000)	(82,032,000)
Investment in and advances to joint ventures	—	—	(1,739,000)
Proceeds from sales of property, plant and equipment	—	—	248,000

NET CASH USED IN INVESTING ACTIVITIES	(108,719,000)	(37,222,000)	(82,593,000)

Cash flows from financing activities:
Repurchases of common stock	(4,124,000)	(2,143,000)	(18,979,000)
Cash dividends paid	(12,368,000)	(10,875,000)	(9,866,000)
Stock options exercised	18,487,000	3,311,000	1,244,000
Payments of long-term debt	—	—	(340,000)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,995,000	(9,707,000)	(27,941,000)

Net increase (decrease) in cash and cash equivalents	(10,694,000)	13,336,000	(14,578,000)
Cash and cash equivalents at beginning of year	106,839,000	93,503,000	108,081,000

Cash and cash equivalents at end of year	$96,145,000	$106,839,000	$93,503,000

See notes to consolidated financial statements.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business Description

Headquartered in Van Nuys, California, our principal business is the design and manufacture of motor vehicle parts for sale to original equipment manufacturers (OEM) on an integrated one-segment basis. We are one of the largest suppliers of cast and forged aluminum wheels to the world’s leading automobile and light truck manufacturers, with wheel manufacturing operations in the United States, Mexico and Hungary. Customers in North America represent the principal market for our products, with approximately 8 percent of our products being exported to international customers or delivered to their assembly operations in the United States.

We are also making steady progress in building our position in the growing market for aluminum suspension and related underbody com- ponents to compliment our OEM aluminum wheel business. We acquired a dedicated manufacturing facility in Heber Springs, Arkansas in 1999, to accommodate our aluminum components manufacturing operations, which we expanded to accommodate the potential sales volume of the components business. We have won contracts which will accumulate to approximately $30 million in annual revenue to manufacture numerous suspension and underbody components for certain 2002 through 2009 model year vehicles, including upper and lower control arm bracket assemblies, suspension brackets and knuckles. The future success of this business is highly dependent on our ability to obtain additional contract awards, which in part, depends on industry conversion to the lighter aluminum components.

Ford Motor Company and General Motors Corporation together represented approximately 87 percent of our annual sales in 2002 and 89 percent of total sales in 2001. Although the loss of all or a substantial portion of our sales to either or both of these two customers would have a significant adverse impact on our financial results (unless the lost volume could be replaced), we do not believe this represents a material risk due to excellent long-term relationships with both, including multi-year contractual arrangements. We also manufacture aluminum wheels for DaimlerChrysler, Audi, BMW, Isuzu, Land Rover, Mazda, MG Rover, Mitsubishi, Nissan, Subaru, Toyota and Volkswagen.

The availability and demand for aluminum wheels and components are both subject to unpredictable factors, such as changes in the general economy, the automobile industry, the price of gasoline and consumer interest rates. The raw materials used in producing our products are readily available and are obtained through numerous suppliers with whom we have established trade relations.

     Principles of Consolidation

These consolidated financial statements include the account balances of all subsidiaries, after elimination of all significant intercompany accounts and transactions. Investments in 50 percent owned joint ventures are accounted for using the equity method. Unrealized inter- company profits and losses on transactions with equity method investees are eliminated. Accordingly, our share of the joint ventures’ oper- ating results is included in the consolidated statements of income. Our investment in the joint ventures is included in investments in the consolidated balance sheets.

     Use of Estimates

We have made a number of estimates and assumptions related to the reporting of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Generally, assets and liabilities, which are subject to estimation and judgement, include the allowance for doubtful accounts, inventory valuation reserves, depreciation and amortization periods of long lived assets, self-insurance accruals, and income taxes. While actual results could differ, we believe such estimates to be reasonable.

     Fiscal Year End

Our fiscal year is the 52 or 53-week period ending on the last Sunday of the calendar year. The fiscal year 2002 comprises the 52-week period ended on Sunday, December 29, 2002. Fiscal years 2001 and 2000 comprise the 52 and 53-week periods ended on December 30, 2001 and December 31, 2000, respectively. For convenience of presentation in the consolidated financial statements, all fiscal years are shown to begin as of January 1 and end as of December 31.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

     Cash and Cash Equivalents

Cash and cash equivalents generally consist of cash and certificates of deposit with original maturities of three months or less. Certificates of deposit at December 31, 2002 and 2001 totaled $200,000 and $670,000, respectively. At times throughout the year and at year-end, cash balances held at financial institutions were in excess of federally insured limits.

     Marketable Securities

Marketable securities that are classified as “available-for-sale” are carried at fair value, with any unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity, as reflected in Note 15 to the consolidated financial statements. Marketable securities that are classified as “held-to-maturity” are carried at historical cost, which approximates fair value. These securities consist of U.S. government agency securities, corporate bonds, money market financial instruments, common and preferred stocks.

     Fair Value of Financial Instruments

Our financial instruments recorded in the balance sheets include cash and cash equivalents, accounts and notes receivable, long-term investments and accounts payable. Due to their short-term nature, the carrying amount of cash and cash equivalents, short-term investments, accounts and notes receivable and accounts payable approximates fair value. Fair value of our long-term investments and purchase commitments is discussed in Note 6 and Note 11, respectively, to the consolidated financial statements.

     Inventories

Inventories, which include material, labor and factory overhead, are stated at the lower of cost or market, using the first-in, first-out (FIFO) method of valuation.

     Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. The cost of additions, improvements and interest during construction, if any, is capitalized. Our maintenance and repairs and tooling costs are charged to expense when incurred. Depreciation is calculated generally on the straight-line method based on the estimated useful lives of the assets.

Classification	Expected Useful Life

Computer Equipment	3 years
Production Machinery and Equipment	7 to 10 years
Buildings	25 years

When property and equipment is replaced, retired or disposed of, the cost and related accumulated depreciation is removed from the accounts. Property and equipment no longer used in operations, which are generally insignificant in amount, are stated at the lower of cost or estimated fair value and are included in other assets. Gains and losses, if any, are recorded in other income or expense in the period of disposition or write down.

     Derivative Instruments and Hedging Activities

We will periodically enter into foreign currency forward contracts to reduce the risk from exchange rate fluctuations associated with future purchase commitments, such as wheel purchases denominated in Euros from our 50 percent owned joint venture in Hungary. This type of hedging activity, which attempts to protect our planned gross margin as of the date of the purchase commitment, qualifies as a cash flow hedge under Statement of Financial Accounting Standards (SFAS) No. 133,“Accounting for Derivative Instruments and Hedging Activities”. Accordingly, we assess whether the cash flow hedge is effective both at inception and periodically thereafter. The effective portion of the related gains and losses is recorded as an asset or liability in the consolidated balance sheets with the offset as a component of other comprehensive income (loss) in shareholders’ equity. The ineffective portion of related gains or losses, if any, is reported in current earnings. As hedged transactions are consummated, amounts previously accumulated in other comprehensive income (loss) are reclassified into current earnings. At December 31, 2002, we held open foreign currency Euro forward contracts totaling $22.3 million, with an unrealized gain of $4.6 million. At December 31, 2001, we held forward contracts in German Deutsche Marks totaling $20.2 million, with an unrealized gain of $0.6 million.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

We also enter into contracts to purchase certain commodities used in the manufacture of our products, such as aluminum, natural gas and environmental emission credits. Such contracts are considered normal purchases as the commodities are physically delivered and, therefore, pursuant to SFAS No. 133 are not accounted for as derivatives. See Note 11 to the consolidated financial statements for additional information pertaining to these purchase commitments.

     Foreign Currency Transactions

Foreign currency asset and liability accounts are translated using the exchange rates in effect at the end of the accounting period. Revenue and expense accounts are translated at the weighted average of exchange rates during the period. The cumulative effect of translation is recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity, as reflected in Note 15 to the consolidated financial statements. Foreign exchange gains and (losses) of $1,854,000, ($549,000) and ($123,000) have been recorded as part of other income or expense during 2002, 2001 and 2000, respectively.

     Revenue Recognition

Sales of products and any related costs are recognized when title transfers to the purchaser, generally upon shipment. Adjustments for discounts and rebates to customers, which are deducted from gross sales, are provided for in the same period the related sales are recorded. Project development revenues for wheel development and initial tooling that are reimbursed by our customers are recognized as such related costs and expenses are incurred and recoverability is probable, generally upon issuance of a customer purchase order.

     Research and Development

Research and development costs, which are charged to expense as incurred, were $15,704,000 in 2002, $14,061,000 in 2001 and $8,020,000 in 2000. The increased research and development costs in 2002 and 2001 versus 2000, were principally related to development of the aluminum suspension and related underbody components business.

     Stock-Based Compensation

We have elected to follow Accounting Principles Board (APB) Opinion No. 25,“Accounting for Stock Issued to Employees”, and apply the intrinsic value method of accounting for our employee stock options. Under APB Opinion No. 25, because the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. We have adopted the disclosure-only provisions of SFAS No. 123,“Accounting for Stock-Based Compensation”, and No. 148,“Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”, as reflected in Note 12 to the consolidated financial statements.

     Income Taxes

Income taxes are accounted for pursuant to SFAS No. 109,“Accounting for Income Taxes”. SFAS No. 109 requires use of the liability method and the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period of enactment. Provision is made for U.S. income taxes on undistributed earnings of international subsidiaries and 50 percent owned joint ventures, unless such future earnings are considered permanently reinvested. Tax credits are accounted for as a reduction of the provision for income taxes in the period in which the credits arise.

     Earnings Per Share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding for the period of 26,372,000 in 2002, 25,885,000 in 2001 and 26,007,000 in 2000. For purposes of calculating diluted earnings per share, net income is divided by the total of the weighted average shares outstanding plus the dilutive effect of our outstanding stock options (“common stock equivalents”), of 535,000 in 2002, 476,000 in 2001 and 248,000 in 2000. Accordingly, the total weighted average shares outstanding plus common stock equivalents used for calculating diluted earnings per share was 26,907,000 in 2002, 26,361,000 in 2001 and 26,255,000 in 2000.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

     New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141,“Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. They also issued SFAS No. 144,“Accounting for the Impairment or Disposal of Long-Lived Assets”, in August 2001. SFAS No. 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method. SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangibles. SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including the disposal of a segment of business. Adoption of these new accounting standards did not have a material effect on our consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. The Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. The Statement requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company will adopt SFAS No. 143 during the first quarter of Fiscal 2003. The adoption is not expected to have a material effect on the consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145,“Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 requires gains and losses from extinguishment of debt to be reported as part of recurring operations, unless the transaction is considered unusual or infrequent, in which case the transaction would be classified as an extraordinary item. This standard also eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 became effective for transactions occurring after May 15, 2002. We do not anticipate that adoption of this new accounting standard will have a material effect on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146,“Accounting for Exit or Disposal Activities”. SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3,“Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We do not anticipate that adoption of this new accounting standard will have a material effect on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148,“Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123,“Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 amends APB Opinion No. 28,“Interim Financial Reporting”, to require disclosure about those effects in interim financial information. This statement did not have any impact on our consolidated financial statements as we have only adopted the disclosure provisions of SFAS No. 123. The additional disclosure requirements will be reflected in our next interim financial statements.

     Financial Presentation

Certain prior year amounts have been reclassified to conform to the 2002 financial statement presentation.

NOTE 2. BUSINESS SEGMENT

We manufacture motor vehicle parts and accessories for sale on normal, generally noncollateralized trade terms to OEMs and the automotive aftermarket, primarily in North America, on an integrated one-segment basis.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

NOTE 3. ACCOUNTS RECEIVABLE

December 31,	2002	2001

Trade receivables	$108,499,000	$79,686,000
Project development receivables	13,576,000	17,049,000
Due from joint ventures	4,973,000	3,642,000
Unrealized gain on forward contracts	3,972,000	626,000
Other receivables	3,906,000	2,464,000

	134,926,000	103,467,000
Allowance for doubtful accounts	(896,000)	(1,296,000)

	$134,030,000	$102,171,000

The following percentages of our consolidated net sales were made to General Motors Corporation and Ford Motor Company: 2002 — 45.4 percent and 41.6 percent; 2001 — 46.6 percent and 42.2 percent; 2000 — 46.0 percent and 43.9 percent, respectively. These two customers represented 84.6 percent and 84.8 percent of trade receivables at December 31, 2002 and 2001, respectively.

NOTE 4. INVENTORIES

December 31,	2002	2001

Raw materials	$21,181,000	$18,158,000
Work in process	14,343,000	15,980,000
Finished goods	32,300,000	26,705,000

	$67,824,000	$60,843,000

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

December 31,	2002	2001

Land and buildings	$77,575,000	$70,397,000
Machinery and equipment	385,178,000	371,017,000
Leasehold improvements and other	6,095,000	6,229,000
Construction in progress	44,347,000	44,702,000

	513,195,000	492,345,000
Accumulated depreciation	(277,629,000)	(264,164,000)

	$235,566,000	$228,181,000

NOTE 6. INVESTMENTS

Investments at December 31, 2002 and 2001 include investments in and advances to our 50 percent owned joint ventures, totaling $28,798,000 and $20,359,000, respectively. In 1995, we entered into a joint venture with Otto Fuchs Metallwerke KG, a German manufacturing company, to form Suoftec Metal Products Production and Distribution Ltd. (Suoftec) in Hungary to manufacture cast and forged aluminum wheels for the European automobile industry. Initial manufacture and sale of forged aluminum wheels began in early 1997 and of cast aluminum wheels in mid 1998. At December 31, 2002 and 2001, accounts payable included unpaid wheel purchases totaling $3.1 million and $0.9 million, respectively.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Included below are summary income statements and balance sheets for Suoftec, which is 50 percent owned and, therefore, not consolidated but accounted for using the equity method.

Summary Income Statements – Years Ended November 30,	2002	2001

Net sales	$90,510,000	$79,557,000
Costs and expenses	76,447,000	69,418,000
Interest expense, net	1,577,000	1,809,000

Net income	12,486,000	8,330,000

Superior’s share of net income	$6,243,000	$4,165,000

Summary Balance Sheets – As of November 30,	2002	2001

Current assets	$36,842,000	$25,933,000
Non-current assets	42,542,000	40,248,000

Total assets	79,384,000	66,181,000

Current liabilities	10,927,000	7,678,000
Non-current liabilities	19,305,000	26,495,000

Total liabilities	30,232,000	34,173,000

Net assets	$49,152,000	$32,008,000

Superior’s share of net assets	$24,576,000	$16,004,000

We also have investments in affordable housing limited partnerships, which provide favorable income tax benefits, generally over a fifteen- year period. These investments totaled $3,425,000 and $3,918,000 at December 31, 2002 and 2001, respectively. We believe that these amounts represent a reasonable estimate of the fair value of these investments.

NOTE 7. TAXES ON INCOME

The provision for income taxes is comprised of the following components:

Years Ended December 31,	2002	2001	2000

CURRENT TAXES
Federal	$31,024,000	$23,771,000	$35,379,000
State	3,024,000	1,617,000	3,445,000
Foreign	7,680,000	785,000	1,087,000

	41,728,000	26,173,000	39,911,000
DEFERRED TAXES
Federal	457,000	531,000	2,180,000
State	107,000	(55,000)	77,000
Foreign	(158,000)	2,186,000	405,000

	406,000	2,662,000	2,662,000

	$42,134,000	$28,835,000	$42,573,000

Income tax payments were $24,497,000 in 2002, $21,509,000 in 2001 and $48,633,000 in 2000.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

The following is a reconciliation of the statutory United States federal income tax rate to our effective income tax rate:

Years Ended December 31,	2002	2001	2000

Statutory rate	35.00%	35.00%	35.00%
State tax provisions, net of federal income tax benefit	1.69	1.20	1.87
Federal tax credits	(1.41)	(2.16)	(1.79)
Foreign income taxed at rates other than the statutory rate	(0.04)	1.48	1.00
Other, net	(0.24)	(1.27)	(1.33)

Effective income tax rate	35.00%	34.25%	34.75%

The following are the significant components of our deferred tax assets and liabilities:

December 31,	2002	2001

DEFERRED TAX ASSETS
Foreign currency translation adjustments	$15,204,000	$10,220,000
Accruals deductible in the future	6,073,000	6,370,000
Deferred compensation	5,212,000	4,362,000
State taxes expensed currently, deductible in the following year	613,000	351,000
Other	564,000	416,000

	$27,666,000	$21,719,000

DEFERRED TAX LIABILITIES
Differences between book and tax basis of property, plant and equipment	$15,782,000	$14,425,000
Differences between financial and tax accounting associated with foreign operations	11,216,000	10,684,000
Other	122,000	787,000

	27,120,000	25,896,000

Net deferred tax (asset) liability	$(546,000)	$4,177,000

NOTE 8. LEASES AND RELATED PARTIES

We lease certain land, facilities and equipment under long-term operating leases expiring at various dates through 2012. Total lease expense for all operating leases amounted to $3,059,000 in 2002, $2,337,000 in 2001 and $2,346,000 in 2000.

Our corporate office and manufacturing facility in Van Nuys, California are leased from Louis L. Borick, Chairman, and Juanita A. Borick, under an operating lease, which expires in June 2012. An option to extend the lease for ten years was exercised as of July 2002. There is one additional ten-year lease extension option remaining. The current annual lease payment is $1,291,000. The lease agreement requires rental increases every five years based upon the change in a specific Consumer Price Index. The last such adjustment was as of July 1, 2002. In addition, another facility is leased for $292,000 annually under short-term lease arrangements from a related entity owned by Steven J. Borick, President, and two other Borick children. Total lease payments to these related entities were $1,583,000 for 2002 and $1,524,000 per year for both 2001 and 2000.

Based upon recent independent appraisals, we believe the related party transactions described above were fair to the company and could have been obtained on similar terms from an unaffiliated third party.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

The following are summarized future minimum payments under all leases:

Years Ending December 31,	Operating Leases

2003	$2,643,000
2004	2,351,000
2005	2,092,000
2006	1,602,000
2007	1,344,000
Thereafter	5,998,000

$16,030,000

NOTE 9. RETIREMENT PLANS

We have an unfunded supplemental executive retirement plan covering our directors, officers and other key members of management. We purchase life insurance policies on each of the participants to provide for a portion of future liabilities. Subject to certain vesting requirements, the plan provides for a benefit based on final average compensation, which becomes payable on the employee’s death or upon attaining age 65, if retired.

Actuarial assumptions for the retirement plan for 2002 and 2001 include 7.0 percent for the assumed discount rate and 3.5 percent for the assumed rate of average future compensation increases for both years.

The following are the components of net periodic pension cost for this retirement plan:

Years Ended December 31,	2002	2001	2000

Service cost	$448,000	$356,000	$328,000
Interest cost	741,000	598,000	608,000
Net amortization	141,000	55,000	55,000

Net cost	$1,330,000	$1,009,000	$991,000

December 31,	2002	2001

Changes in projected benefit obligation:
Beginning projected benefit obligation	$9,391,000	$8,792,000
Service cost	448,000	356,000
Interest cost	741,000	598,000
Benefit payments	(355,000)	(355,000)

Ending projected benefit obligation	$10,225,000	$9,391,000

Actuarial present value of benefit obligations:
Vested benefit obligation	$8,231,000	$8,036,000
Accumulated benefit obligation	$9,912,000	$9,269,000

We also have a contributory employee retirement savings plan covering substantially all of our employees. The employer contribution is deter- mined at the discretion of the company and totaled $3,427,000, $2,939,000 and $2,468,000 for 2002, 2001 and 2000, respectively.

An employment agreement with Mr. Louis L. Borick, Chairman, provides for a minimum of 60 monthly payments at his current base salary, in the event of his death or disability during employment, or upon early termination of the agreement or upon his retirement. The present value of such payments, totaling $4.2 million, has been accrued and is included in long-term liabilities.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

NOTE 10. LIABILITIES

The following are the components of accrued expenses and long-term liabilities:

December 31,	2002	2001

ACCRUED EXPENSES
Payroll and related benefits	$18,942,000	$16,116,000
Income taxes	15,036,000	4,341,000
Insurance reserves	6,397,000	5,769,000
Taxes, other than income taxes	5,031,000	4,000,000
Dividends	3,322,000	2,854,000
Other	4,408,000	7,403,000

Total accrued expenses	$53,136,000	$40,483,000

LONG-TERM LIABILITIES
Executive retirement and deferred compensation plans	$14,258,000	$11,792,000
Other	—	388,000

Total long-term liabilities	$14,258,000	$12,180,000

NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES

We are party to various legal and environmental proceedings incidental to our business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against us. Based on facts now known, we believe all such matters are adequately provided for, covered by insurance, are without merit, and/or involve such amounts that would not materially adversely affect our consolidated results of operations, cash flows or financial position.

When market conditions warrant, we will also enter into contracts to purchase certain commodities used in the manufacture of our products, such as aluminum, natural gas and environmental emission credits. Any such commodity commitments are expected to be purchased and used over a reasonable period of time in the normal course of business. Accordingly, pursuant to SFAS No. 133,they are not accounted for as a derivative. We currently have several purchase agreements for the delivery of aluminum and natural gas over the next two years. The contract value of these purchase commitments approximates $162 million at December 31, 2002. The majority of these purchase commitments is for aluminum, which represents approximately 30 percent of our projected aluminum requirements over the next two years. The fair value of these commitments approximates $149 million at December 31, 2002. The contract value and fair value of these commitments at December 31, 2001 were $330 million and $303 million, respectively. Percentage changes in the market prices of these commodities will impact the fair value by a similar percentage. We do not hold or purchase any aluminum or natural gas forward contracts for trading purposes.

At December 31, 2002 and 2001, we had outstanding letters of credit of approximately $5.7 million and $4.4 million, respectively. We maintain line of credit facilities under which we may borrow up to $25.0 million on an uncommitted, noncollateralized basis at rates generally below prime.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

NOTE 12. STOCK OPTIONS

We have a stock option plan that authorizes us to issue incentive and non-qualified stock options to our directors, officers and key employees totaling up to 4,200,000 shares of common stock. At December 31, 2002, there were 226 shares available for future grants under these plans. Options are generally granted at not less than fair market value on the date of grant and expire no later than ten years after the date of grant. Options granted generally vest ratably over a four year period. The company accounts for these plans under the recognition and measurement principles (the intrinsic value method) of APB Opinion No. 25. When options are exercised, proceeds from the sale of stock are credited to common stock at par value with amounts in excess of par value credited to additional paid-in-capital. In addition, related income tax benefits, which totaled $7,085,000 in 2002, $1,002,000 in 2001 and $302,000 in 2000, are credited to additional paid-in-capital.

If we had elected to recognize compensation expense based on the fair value of options granted as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the proforma amounts indicated below.

Years Ended December 31,	2002	2001	2000

Reported net income	$78,250,000	$55,354,000	$79,937,000
Reported earnings per share:
Basic	$2.97	$2.14	$3.07
Diluted	$2.91	$2.10	$3.04
Stock-based employee compensation expense included in reported net income, net of tax	—	—	—
Stock-based employee compensation expense determined under the fair value method for all awards, net of tax	(2,330,000)	(1,860,000)	(1,484,000)

Proforma net income	$75,920,000	$53,494,000	$78,453,000

Proforma earnings per share:
Basic	$2.88	$2.06	$3.02
Diluted	$2.82	$2.03	$2.99

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Years Ended December 31,	2002	2001	2000

Risk-free interest rate	3.3%	4.6%	4.9%
Expected dividend yield	1.0%	1.0%	1.0%
Expected stock price volatility	33.8%	32.7%	31.7%
Expected option lives in years:
Incentive	6.1	6.1	6.2
Non-qualified	9.4	6.1	6.2

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

The following is a summary of the status of our stock option plan and changes in outstanding options:

Years Ended December 31,	2002		2001		2000

		Weighted		Weighted		Weighted
	Shares	Average	Shares	Average	Shares	Average
	Under	Exercise	Under	Exercise	Under	Exercise
	Option	Price	Option	Price	Option	Price

Outstanding at beginning of year	2,148,827	$26.19	1,881,424	$24.95	1,701,119	$24.03
Granted	228,600	36.24	439,600	29.67	271,550	28.05
Exercised	(740,256)	24.97	(157,072)	21.09	(79,495)	15.64
Canceled or expired	(13,750)	26.31	(15,125)	26.49	(11,750)	25.19

Outstanding at end of year	1,623,421	$28.13	2,148,827	$26.19	1,881,424	$24.95

Exercisable at end of year	892,747		1,312,590		1,226,674

Weighted-average fair value of options granted during the year	$14.22		$10.89		$10.35

The following table summarizes information about options outstanding at December 31, 2002:

	Options	Weighted Average	Weighted	Options	Weighted
	Outstanding	Remaining	Average	Exercisable	Average
Range of Exercise Prices	at 12/31/02	Contractual Life	Exercise Price	at 12/31/02	Exercise Price

$19.08 – $24.81	172,022	4.60 years	$22.17	164,222	$22.09
$25.42	155,000	0.19 years	25.42	155,000	25.42
$25.56 – $40.04	1,296,399	7.94 years	29.25	573,525	26.79

	1,623,421	6.85 years	$28.13	892,747	$25.69

NOTE 13. COMMON STOCK REPURCHASE PROGRAMS

Since 1995, our Board of Directors has authorized several common stock repurchase programs under which we have repurchased approximately 4.5 million shares for approximately $120 million, or $26.65 per share. Under the latest authorization for 4 million shares, approved in March 2000, we repurchased 64,505 shares in 2001 at a total cost of $2.1 million, or $33.21 per share, and 99,500 shares in 2002 at a total cost of $4.1 million, or $41.45 per share. All repurchased shares are immediately cancelled and retired. As of December 31, 2002, an additional 3.5 million shares can be repurchased under the current authorization.

NOTE 14. START-UP AND PRE-PRODUCTION COSTS

Initial start-up costs associated with our aluminum components business in Heber Springs, Arkansas totaled $8.5 million in 2002 compared to $6.7 million in 2001 and $2.4 million in 2000. Also included in this cost category were the initial pre-production costs of our second aluminum wheel facility in Chihuahua, Mexico, which totaled $3.0 million for the first nine months of 2001 compared to $1.8 million in 2000. The results of operations of this facility were included in gross profit beginning in the fourth quarter of 2001.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

NOTE 15. OTHER COMPREHENSIVE INCOME

Listed below are the components of other comprehensive income (loss) as reflected in the consolidated statements of shareholders’ equity.

Years Ended December 31,	2002	2001	2000

Foreign currency translation adjustments	$(13,600,000)	$4,376,000	$(10,201,000)
Unrealized gain (loss) on marketable securities	195,000	(290,000)	1,015,000
Reclassification adjustment for realized gains from marketable securities in net income	(725,000)	—	—

Net unrealized gain (loss)	(530,000)	(290,000)	1,015,000

Unrealized gain on forward foreign currency contracts	4,598,000	626,000	—
Reclassification adjustment for realized gains from foreign currency contracts in net income	(626,000)	—	—

Net unrealized gain	3,972,000	626,000	—

Income tax (expense) benefit	4,984,000	(1,670,000)	2,990,000

Other comprehensive income (loss)	$(5,174,000)	$3,042,000	$(6,196,000)

Listed below are the accumulated balances of other comprehensive income (loss) as reflected in the consolidated statements of shareholders’ equity.

December 31,	2002	2001	2000

Foreign currency translation adjustments	$(43,439,000)	$(29,839,000)	$(34,215,000)
Unrealized gain on marketable securities	195,000	725,000	1,015,000
Unrealized gain on forward foreign currency contracts	4,598,000	626,000	—
Income tax benefit	15,204,000	10,220,000	11,890,000

Accumulated other comprehensive loss	$(23,442,000)	$(18,268,000)	$(21,310,000)

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

NOTE 16. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First	Second	Third	Fourth	Year
(In Thousands — Except Per Share Amounts)	Quarter	Quarter	Quarter	Quarter	2002

YEAR 2002
Net Sales	$186,532	$211,968	$187,364	$196,735	$782,599
Gross Profit	31,829	37,252	32,045	39,184	140,310
Net Income	$17,172	$20,954	$17,693	$22,431	$78,250
Earnings Per Share
Basic	$0.66	$0.79	$0.67	$0.85	$2.97
Diluted	$0.65	$0.78	$0.65	$0.83	$2.91
Dividends Declared Per Share	$0.11	$0.125	$0.125	$0.125	$0.485

	First	Second	Third	Fourth	Year
	Quarter	Quarter	Quarter	Quarter	2001

YEAR 2001
Net Sales	$166,093	$161,907	$146,417	$168,978	$643,395
Gross Profit	29,889	24,833	22,419	28,214	105,355
Net Income	$15,957	$13,356	$10,708	$15,333	$55,354
Earnings Per Share
Basic	$0.62	$0.52	$0.41	$0.59	$2.14
Diluted	$0.61	$0.51	$0.41	$0.58	$2.10
Dividends Declared Per Share	$0.10	$0.11	$0.11	$0.11	$0.43

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Statement of Management’s Financial Responsibility

TO OUR SHAREHOLDERS:

The management of Superior Industries International, Inc. is responsible for the preparation of the consolidated financial statements and other financial information included in this Annual Report to Shareholders. This responsibility encompasses maintaining the integrity and objectivity of the financial reports and the presentation of the company’s financial statements in accordance with accounting principles generally accepted in the United States of America, including amounts that are based on management’s best estimates and judgment.

Management of the company has established a system of internal accounting controls which provides reasonable assurance that assets are properly safeguarded and accounted for and that transactions are executed in accordance with management’s authorization and recorded and reported properly. Management believes that the internal control system meets these objectives.

Our independent public accountants, whose unqualified reports are presented herein, have audited the consolidated financial statements. Their opinions are based on procedures performed in accordance with auditing standards generally accepted in the United States of America, including tests of the accounting records and internal accounting controls, and such other auditing procedures as they consider necessary in the circumstances to provide them reasonable assurance that the consolidated financial statements are neither materially misleading nor contain material errors.

The Audit Committee of the Board of Directors, consisting solely of outside Directors, performs an oversight role related to financial report-ing. The Committee meets jointly and separately with the independent public accountants, internal auditor and management to review and discuss the scope and major findings of the independent public accountants’ examinations, the results of internal audit reviews, and financial results and reports. Both the independent public accountants and the internal auditor have free access to the Audit Committee at any time.

Louis L. Borick Chairman & Chief Executive Officer	R. Jeffrey Ornstein Vice President & Chief Financial Officer

Steven J. Borick President & Chief Operating Officer	Emil J. Fanelli Vice President & Corporate Controller

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Report of Independent Accountants

THE BOARD OF DIRECTORS AND SHAREHOLDERS
SUPERIOR INDUSTRIES INTERNATIONAL, INC.

In our opinion, the accompanying consolidated balance sheets as of December 31, 2002 and 2001 and the related consolidated statements of income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Superior Industries International, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the over- all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Los Angeles, California
February 7, 2003

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Report of Independent Public Accountants

This Report of Independent Public Accountants issued by Arthur Andersen LLP as of February 12, 2001 for the year ended December 31, 2000 was unable to be reissued by Arthur Andersen LLP. Therefore, we are including a copy of their original report in this Annual Report to Shareholders.

TO SUPERIOR INDUSTRIES INTERNATIONAL, INC.:

We have audited the accompanying consolidated balance sheet of Superior Industries International, Inc. (a California corporation) and subsidiaries as of December 31, 2000*, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2000*. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Arthur Andersen LLP
Los Angeles, California
February 12, 2001

*	The consolidated balance sheet of Superior Industries International, Inc. and subsidiaries (the “Company”) as of December 31, 2000, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year ended December 31, 1999 have been excluded from the Company’s 2002 Annual Report on Form 10-K pursuant to the Securities and Exchange Commission’s financial statement requirements under Regulation S-X.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Corporate Information

DIRECTORS
Louis L. Borick
Chief Executive Officer
and Chairman of the Board

Steven J. Borick
President and Chief Operating Officer

Sheldon I. Ausman
Cambridge Capital Partners

Raymond C. Brown
Retired Senior Vice President

Philip W. Colburn
Allen Telecon, Inc.
Chairman

V. Bond Evans
Alumax, Inc.
Retired President and CEO

R. Jeffrey Ornstein
Vice President and Chief Financial Officer

Jack H. Parkinson
Chrysler de Mexico, S.A.
Retired Managing Director

Rudy A. Schlais, Jr.
General Motors
Retired Group Vice President

CORPORATE OFFICERS
Louis L. Borick
Chief Executive Officer and Chairman of the Board

Steven J. Borick
President and Chief Operating Officer

Robert H. Bouskill
Vice President,
Manufacturing Technology

Emil J. Fanelli
Vice President and Corporate Controller

James M. Ferguson
Senior Vice President,
Global Sales and Marketing

William B. Kelley
Vice President,
Operations and Quality

Daniel L. Levine
Corporate Secretary and Treasurer

Frank Monteleone
Vice President,
Purchasing

R. Jeffrey Ornstein
Vice President and Chief Financial Officer

Michael J. O’Rourke
Senior Vice President,
Sales and Administration

PLANT AND SUBSIDIARY LOCATIONS
Robert D. Bracy
Vice President, Facilities

Van Nuys, California
Bernard J. O’Neil
Corporate Director of Manufacturing

Fayetteville, Arkansas
P.S. Reddy
General Manager

Fayetteville, Arkansas (Chrome)
John B. Newman
General Manager

Rogers, Arkansas
C. David Rodgers
General Manager

Pittsburg, Kansas
E. James Conover
General Manager

Johnson City, Tennessee
Patrick G. Bowens
General Manager

Superior Industries de Mexico, SA de CV
Gabriel Soto
General Manager

Heber Springs, Arkansas
Craig A. Hoskins
General Manager

JOINT VENTURES
Suoftec Kft. (Europe)
Otto Fuchs Metallwerke

Topy-Superior Limited (Japan)
Topy Industries Limited

Information about the Company’s Dividend Reinvestment Plan, a convenient and economical method of using the dividend to increase holdings and any questions about shareholder accounts should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800.368.5948
www.rtco.com

The annual meeting of Superior Industries International, Inc. will be held at 10:00 a.m. on May 9, 2003 at the:
Airtel Plaza Hotel
7277 Valjean Avenue
Van Nuys, California

Form 10-K Annual Report to the Securities and Exchange Commission will be sent free of charge to shareholders upon written request to:

R. Jeffrey Ornstein,
Vice President and Chief Financial Officer

Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, California 91406
Phone: 818.781.4973
Fax: 818.780.3500
www.supind.com

818.902.2701
www.supind.com

Neil G. Berkman Associates Los Angeles, California 310.277.5162 General Counsel Irell and Manella LLP PricewaterhouseCoopers LLP

7800 Woodley Avenue Van Nuys, CA 91406 ph: 818.781.4973 fax: 818.780.3500 www.supind.com